Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form F-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Melco Crown Entertainment Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(+852) 2598-3600

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, NY 10011

(212) 894-8940

(Name, address and telephone number of agent for service)

Copies to:

Matthew D. Bersani, Esq.

Shearman & Sterling

12/F, Gloucester Tower,

The Landmark

15 Queen’s Road Central

Central, Hong Kong

(+852) 2978-8000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Ordinary shares, par value US$0.01 per share	—	—	—	—

(1)	These ordinary shares are represented by American depositary shares, each of which represents three ordinary shares. The Registrant’s ADSs issuable on deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6.
(2)	An indeterminate aggregate number of securities is being registered as may from time to time be sold at indeterminate prices. In accordance with Rules 456(b) and 457(r), the Registrant is deferring payment of all of the registration fee.

PROSPECTUS

Melco Crown Entertainment Limited

(incorporated in the Cayman Islands with limited liability)

American Depositary Shares

(each representing three Ordinary Shares)

and Ordinary Shares

The prospectus relates to the proposed sale from time to time by us or any selling shareholder of American depositary shares, or ADSs, or ordinary shares of Melco Crown Entertainment Limited. Each ADS represents three ordinary shares, par value US$0.01 per ordinary share, of Melco Crown Entertainment Limited. We will not receive any proceeds from the ADSs or the ordinary shares sold by any selling shareholder.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement which will describe the method and terms of the offering. We will provide the specific terms of any offering and the offered securities as well as information about the selling shareholders, if any, in one or more supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus.

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “MPEL.”

Investing in our ADSs involves risks. You should carefully consider the “Risk Factors” beginning on page 25 of this prospectus or which may be included in any prospectus supplement.

We or any selling shareholder may sell the securities to or through underwriters, to other purchasers, through agents, or through a combination of these methods. The names of any underwriters will be stated in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 29, 2011.

I

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we and the selling shareholders may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we and the selling shareholders may offer. We may add, update or change information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information that we file or furnish to the SEC. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplements and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor any of the selling shareholders has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any of the selling shareholders will make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus or any prospectus supplement, as well as the information we have previously filed with the SEC or incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference. In addition to this summary, we urge you to read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to purchase our ADSs.

Overview

We are a developer, owner and, through our subsidiary Melco Crown Gaming (Macau) Limited, a company incorporated under the laws of Macau, or Melco Crown Gaming, operator of casino gaming and entertainment resort facilities focused on the Macau market. Our subsidiary Melco Crown Gaming is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We were incorporated in 2004 as a joint venture between Melco International Development Limited, a company incorporated in Hong Kong, or Melco, and Publishing and Broadcasting Limited (now known as Consolidated Media Holdings Limited), an Australian-listed corporation, or PBL (whose gaming businesses and investments were acquired by Crown Limited, a company incorporated under the laws of Victoria, Australia, or Crown, in 2007 as part of the demerger of PBL’s media and gaming businesses). We currently operate two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. Our operations cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We seek to attract patrons from throughout Asia and in particular from Greater China.

We focus on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2008, 2009 and 2010, Macau generated gaming revenue of approximately US$13.6 billion, US$14.9 billion and US$23.5 billion, respectively, according to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), or DICJ; for the same periods, the Las Vegas Strip generated gaming revenue (excluding sports book and race book) of US$6.0 billion, US$5.5 billion and US$5.7 billion, respectively, according to the Nevada Gaming Control Board. Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Our major existing operations and our development project consist of:

City of Dreams. City of Dreams, an integrated resort development in Cotai, Macau which opened in June 2009, currently features a casino area of approximately 420,000 square feet with a total of approximately 400 gaming tables and approximately 1,300 gaming machines. The resort houses three luxury hotels, which collectively offer approximately 1,400 guest rooms, a collection of retail brands, a wet stage performance theater and other entertainment venues.

We are currently re-evaluating the next phase of our development plan at City of Dreams. We expect the next phase of development to include a five-star hotel with features of an apartment hotel or a general hotel and anticipate we will finance this phase separately from the rest of City of Dreams.

Altira Macau. Altira Macau (formerly known as Crown Macau) opened in May 2007 and currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables and offers approximately 200 hotel rooms.

Mocha Clubs. First opened in September 2003, we currently operate nine Mocha Clubs. With a combined total of more than 1,800 gaming machines, the clubs comprise the largest non-casino based operations of electronic gaming machines in Macau.

Studio City Project. We are reaching the final stages of our design plans, while working closely with the Macau government to complete the necessary approval process of the Studio City Project, an integrated resort comprising entertainment, retail and gaming facilities in which we own 60% of the equity interest. Other than utilizing internal cash flow, we are also evaluating financing plans in relation to the Studio City Project including a bank loan and other debt financing. Currently, we envision the Studio City Project as an integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and in particular from Greater China. All of the features of the Studio City Project described in this document are subject to change.

Our net revenues for the years ended December 31, 2008, 2009 and 2010 were US$1,416.1 million, US$1,332.9 million and US$2,642.0 million, respectively. We incurred net losses of US$2.5 million, US$308.5 million and US$10.5 million in the years ended December 31, 2008, 2009 and 2010, respectively. During the same periods, casino revenues accounted for 99.3%, 97.9% and 96.5% of our total net revenues, respectively. Our net revenues for the six months ended June 30, 2010 and 2011 were US$1,141.2 million and US$1,766.5 million, respectively. We incurred a net loss of US$42.6 million for the six months ended June 30, 2010 and had a net income of US$73.8 million for the six months ended June 30, 2011. During the same periods, casino revenues accounted for 96.8% and 95.8% of our total net revenues, respectively.

Industry Background

The Macau market is dominated by gaming table play heavily skewed to baccarat, including rolling chip baccarat and non-rolling chip baccarat. A baccarat patron wagering under the rolling chip program will generally require credit in order to be able to buy-in to non-negotiable rolling chips and will earn a rebate derived from the rolling chip volume that the patron generates. Baccarat is also played in Macau on a non-rolling chip (or traditional cash chip) basis, which does not provide the patron with rebate based on volume of play and does not involve the provision of credit.

A substantial majority of the rolling chip baccarat segment revenue generated by casino operators in Macau is derived from patrons who collaborate with gaming promoters, primarily in order to access the credit that is then available. A gaming promoter, also known as a junket operator, is a person who, for the purpose of promoting rolling chip gaming activity, arranges customer transportation and accommodation and, subject to an agreement with a concessionaire or a subconcessionaire, provides credit in their sole discretion, food and beverage services and entertainment in exchange for commissions or other compensation from a concessionaire or subconcessionaire. Casino operators typically pay a commission to the gaming promoters based on either a percentage of monthly rolling chip volume or gaming wins and losses from the patrons they direct to the casinos.

Our Competitive Strengths

•	Diversified Portfolio of High Quality Properties Targeting Multiple Customer Segments

•	Ability to Identify and Capture Innovative Growth Opportunities

•	Ability to Develop and Introduce Innovative Product and Service Concepts to the Market

•	Significant Experience of Our Controlling Shareholders and Seasoned Management Team

•	Strong Sales Reach and Customer Hosting and Loyalty Programs to Drive Business

•	Development and Construction Experience

•	Strong Operating Performance to Fund Potential Growth Opportunities

Our Strategies

•	Develop a Balanced Product Portfolio of Well-Recognized Branded Experiences Tailored for a Broad Spectrum of Customer Segments

•	Utilize Melco Crown Gaming’s subconcession to Maximize Our Business and Revenue Potential

•	Develop Comprehensive Marketing and Customer Loyalty Programs

•	Create First Class Service Experiences

•	Maintain a Strong Balance Sheet and Conservative Capital Structure, De-Leverage and Remain Alert to Potential Growth Opportunities

Risk Factors

Risks Relating to Our Business and Operations in Macau

•

We have a short operating history, and so we are subject to significant risks and uncertainties. Our short operating history may not serve as an adequate basis to judge our future operating results and prospects.

•	We are dependent upon a limited number of properties for a substantial portion of our cash flow, we are and will be subject to greater risks than a gaming company with more operating properties.

•	Servicing our debt requires a significant amount of cash, and we may not generate a sufficient level of cash flow from our businesses to make scheduled payments on our debt.

•	Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

•	The success of our business may depend on our ability to attract and retain adequate qualified personnel. A limited labor supply and increased competition could cause labor costs to increase.

•

Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase or we may not be able to obtain similar insurance coverage in the future.

•	Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.

•	The winnings of our patrons could exceed our casino winnings at particular times during our operations.

•	Win rates for our casino operations depend on a variety of factors, some beyond our control, which, at particular times, adversely impact our results of operations.

•	Our gaming business is subject to the risk of cheating and counterfeiting.

•	Because we depend upon our properties in Macau for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more than one market.

•	Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.

•	Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

•

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (avian flu or bird flu), Severe Acute Respiratory Syndrome, or SARS, or H1N1 virus (swine flu) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

•	Macau is susceptible to severe typhoons that may disrupt our operations.

•	Any fluctuation in the value of the HK dollar, U.S. dollar or Pataca may adversely affect our indebtedness, expenses and profitability.

•

All our future construction projects, including the next phase of City of Dreams and the Studio City Project, will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

•

We could encounter substantial cost increases or delays in the development of our projects, including the next phase of City of Dreams and the Studio City Project, which could prevent or delay the opening of such projects.

•

We are planning to develop the Studio City Project on a plot of land for which the development period has elapsed and for which we have not yet obtained the final approval of the Macau government for the amendment of the land concession on terms acceptable to us. If we do not obtain the extension of the development period and approval for the amendment of the land concession on terms acceptable to us, we could forfeit all or part of our investment in the Studio City Project and would not be able to open and operate that facility as planned.

•

Any simultaneous planning, design, construction and development of the next phase of City of Dreams and the Studio City Project may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

•	We may undertake mergers, acquisitions or strategic transactions that could result in operating difficulties and distraction from our current business.

•	Litigation, disputes and regulatory investigations may adversely affect our profitability and financial condition.

Risks Relating to the Gaming Industry in Macau

•	We face intense competition in Macau and elsewhere in Asia. We may not be able to compete successfully and may lose or be unable to gain market share.

•	The Macau government could grant additional rights to conduct gaming in the future, which could significantly increase competition in Macau and cause us to lose or be unable to gain market share.

•

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

•

Melco Crown Gaming’s subconcession contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.

•	Melco Crown Gaming’s tax exemption on complementary tax on income from gaming operations under the subconcession tax will expire in 2016, and we may not be able to extend it.

•	We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

•	The current credit environment may limit availability of credit to gaming patrons and may negatively impact our revenue.

•	Our business may face a higher level of volatility due to the current weighting of rolling chip in our revenue base.

•

We depend upon gaming promoters for a portion of our gaming revenue and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters, our ability to attract rolling chip patrons may be adversely affected.

•

Ama and the Individual Guarantor might not be able to repay to us the amounts outstanding under the settlement agreements, and, consequently, we may not be able to fully recover the amounts in debt by Ama towards us, in the approximate amount of HK$249.2 million, in the expected time or at all.

•

We are impacted by the reputation and integrity of the parties with whom we engage in business activities and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our shareholders to suffer harm to our own and the shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators.

•	Visitation to Macau may decline due to increased restrictions on visitations to Macau from citizens of mainland China.

•

We cannot assure you that AML policies that we have implemented, and compliance with applicable AML laws, will be totally effective to prevent our casino operations from being exploited for money laundering purposes.

•

If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming and leisure industry, visitation to Macau may not increase as currently expected, which may adversely affect our projects.

•	Any violation of the FCPA could have a negative impact on us.

Risks Relating to Our Corporate Structure and Ownership

•	Our existing shareholders will have a substantial influence over us, and their interests in our business may be different than yours.

•	Business conducted by a collaboration of different corporate groups involves certain risks.

•

Melco and Crown may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau, which could have material adverse consequences to us and the interests of our minority shareholders.

•

Changes in our share ownership, including a change of control of our shares owned collectively by Melco and Crown, could result in our inability to draw loans or events of default under our indebtedness, or could require MCE Finance to make an offer to repurchase the Senior Notes or require us to make an offer to repurchase the RMB Bonds.

•

Crown’s investment in our company is subject to regulatory review in several jurisdictions and if regulators in those jurisdictions were to find that we, Crown or Melco failed to comply with certain regulatory requirements and standards, Crown may be required to withdraw from the joint venture.

Risks Relating to Our Financing and Indebtedness

•	Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

•	We may require external debt or equity financing to complete our future investment projects, which may not be available on satisfactory terms or at all.

•	We may not be able to generate sufficient cash flow to meet our debt service obligations.

•

If we are unable to comply with the restrictions and covenants in our debt agreements, including, among others, the indenture governing the Senior Notes and the RMB Bonds agreement, there could be a default under the terms of these agreements or the indenture, which could cause repayment of our debt to be accelerated.

•

The terms of the 2011 Credit Facilities may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

•	Our operations are restricted by the terms of the Senior Notes, which could limit our ability to plan for or to react to market conditions or meet our capital needs.

•	Our operations are restricted by the terms of the RMB Bonds which may limit our ability to respond to market conditions or to continue the growth of our business.

•

Drawdown or rollover of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access or roll over loan advances under such facilities. There is no assurance that we will be able to satisfy all conditions precedent under our current or future debt facilities.

•

Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.

•

Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to generate revenue from operations at our present and future projects.

Risks Relating to Our Shares and ADSs

•

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq and may be subject to fluctuations in the future. The market price for our shares may also be volatile, which could result in substantial losses to investors.

•	The liquidity of our shares on the HKSE may be limited and the effectiveness of the liquidity arrangements is subject to limitations.

•	We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.

•	Substantial future sales or perceived sales of our shares or ADSs in the public market could cause the price of our ADSs and shares to decline.

•	Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

•	You may be subject to limitations on transfers of your ADSs.

•

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is unlawful or impractical to make them available to you.

•

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

•	You may have difficulty enforcing judgments obtained against us.

•	We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could result in adverse U.S. tax consequences to U.S. investors.

•	Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

•	You may be subject to limitations on transfers of your ADSs.

•

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is unlawful or impractical to make them available to you.

•

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

•	You may have difficulty enforcing judgments obtained against us.

•	We may be treated as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

The Subconcession Contract

The subconcession contract expires on June 26, 2022. Unless it is extended beyond this date or legislation on reversion of casino premises is amended, all of our casino premises and gaming related equipment under Melco Crown Gaming’s subconcession will automatically be transferred to the Macau government without compensation and we will cease to generate revenues from such operations. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Resorts (Macau) S.A., or Wynn Macau, for the subconcession). We cannot assure you that Melco Crown Gaming would be able to renew or extend the subconcession contract on terms favorable to us, or at all. We also cannot assure you that if the subconcession was redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

KEY TERMS AND CONDITIONS RELATING TO THE SUBCONCESSION OF MELCO CROWN GAMING

Committed investment	MOP4.0 billion (US$499.2 million)(1)(4)
Term	to June 26, 2022
Special gaming tax	35.0% of gross gaming revenue(3)
Annual gaming premium	MOP30.0 million (US$3.7 million) per annum fixed premium
MOP300,000 (US$37,437) per annum per VIP gaming table
MOP150,000 (US$18,719) per annum per mass market gaming table
MOP1,000 (US$125) per annum per electric or mechanical gaming machine including slot machines

Special levies:
Contribution to a public foundation in Macau for promotion, development or study of culture, society, economy, education, science and charity events in Macau	1.6% of gross gaming revenue(2)(3)
Contribution to Macau government for urban development, tourism promotion and social security in Macau	2.4% of gross gaming revenue(2)(3)
Total	4.0% of gross gaming revenue(2)(3)

Notes:

(1)	Under the subconcession contract between Wynn Macau and Melco Crown Gaming, as authorized by the Macau government, Melco Crown Gaming is required to invest at least MOP4.0 billion in Macau for one resort-hotel-casino complex and a city club.
(2)	The contribution percentages are subject to changes upon re-negotiation between the concessionaires or subconcessionaires and the Macau government.
(3)	Gross gaming revenue is defined as all gaming revenue derived from casino or gaming areas.
(4)	Under the subconcession contract, Melco Crown Gaming was responsible for investing MOP4.0 billion. In June 2010 the Macau government confirmed that as of that date, we have completed our committed investment.

A summary of the key terms of the subconcession contract is as follows:

Development of Gaming Projects/Financial Obligations

The subconcession contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau government that as of the date of the confirmation, we had invested over MOP4.0 billion (US$499.2 million) in our projects in Macau.

Payments

In addition to the consideration paid to Wynn Macau and the annual fixed and variable premium due to the Macau government, the Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capacity. The subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either:

•	a percentage of the gross revenues; or

•	the number and type of gaming devices operated.

In addition to special gaming taxes of 35% of gross gaming revenue, we are also required to contribute to the Macau government an amount equivalent to 1.6% of the gross revenue of our gaming business. Such contribution must be delivered to a public foundation designated by the Macau government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charitable activities. Furthermore, we are also obligated to contribute to Macau an amount equivalent to 2.4% of the gross revenue of the gaming business for urban development, tourism promotion and the social security of Macau. We are required to collect and pay, through withholding, statutory taxes on commissions or other remuneration paid to gaming promoters.

Termination Rights

The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate Melco Crown Gaming’s subconcession in the event of non-compliance by us with our basic obligations under the subconcession and applicable Macau laws. Termination of the subconcession contract may be enforced by agreement between Melco Crown Gaming and Wynn Macau, but is independent of Wynn Macau’s concession. A mutual agreement between the Macau government and Melco Crown Gaming can also result in termination of the subconcession. Neither Melco Crown Gaming nor Wynn Macau is granted explicit rights of veto, or of prior consultation. The Macau government has the exclusive right to unilaterally rescind the subconcession contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•

abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•

transfer of all or part of Melco Crown Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•

repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of Melco Crown Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of Melco Crown Gaming or the grant of a subconcession or entering into any agreement to the same effect; or

•

failure by a controlling shareholder in Melco Crown Gaming to dispose of its interest in Melco Crown Gaming, within 90 days from the date of the authorization given by the Macau government for such disposal, pursuant to written instructions received from the regulatory authority of a jurisdiction where the said shareholder is licensed to operate, which have had the effect that such controlling shareholder now wishes to dispose of the shares it owns in Melco Crown Gaming.

These events could lead to the termination of Melco Crown Gaming’s subconcession without compensation to us regardless of whether any such event occurred with respect to us or with respect to our designated subsidiaries which will operate our Macau project including Altira Developments Limited, a company incorporated under the laws of Macau, or Altira Developments, Altira Hotel Limited, a company incorporated under the laws of Macau, or Altira Hotel and Melco Crown (COD) Developments Limited, a company incorporated in Macau, or Melco Crown (COD) Developments. Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on termination of Melco Crown Gaming’s subconcession only that portion of casino premises within our developments as then designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. Until such amendments come into effect upon such termination, all of our casino premises and gaming equipment would revert automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default.

Ownership and Capitalization

Set out below are the key terms in relation to ownership and capitalization under the subconcession contract:

•	any person who directly acquires voting rights in Melco Crown Gaming will be subject to authorization from the Macau government;

•

Melco Crown Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly listed companies;

•

any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company);

•	the Macau government’s prior approval would be required for any recapitalization plan of Melco Crown Gaming; and

•	the Chief Executive of Macau could require the increase of Melco Crown Gaming’s share capital if he deemed it necessary.

Under the authorization for the transfer of obligations, the Macau government has imposed that the transfer of shares in any direct or indirect shareholders of Altira Hotel, Altira Developments and Melco Crown (COD) Developments is subject to authorization from the Macau government.

Redemption

Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity.

Others

The subconcession contract provides for the following:

•

a special duty of cooperation which requires Melco Crown Gaming to make immediately available to the government any document, information or data which the government may consider necessary for its continuing monitoring of Melco Crown Gaming’s suitability;

•	a similar duty of cooperation applies to any document, information or data which the government may consider necessary for its continuing monitoring of Melco Crown Gaming’s financial capacity;

•

that, in the execution of its investment obligations, Melco Crown Gaming deploys qualified manpower and observes internationally accepted standards in construction and, in maintaining the properties that materialize the investment obligations, manages and keeps the properties in accordance with high international standards, promptly informs the government of any situations that may affect significantly the operation of the properties or of Melco Crown Gaming’s activities,

•	a special duty of cooperation which requires Melco Crown Gaming to make available to the government any data and information which the government may request with respect to its accounts;

•	a general duty of cooperation and, in this context, a requirement for Melco Crown Gaming to make available to the government any documents and information;

•

the obligation for Melco Crown Gaming to ensure the normal functioning of its casinos and require any parties performing work or providing services to Melco Crown Gaming to observe rules of good organization and functioning;

•	that Melco Crown Gaming may not engage in concerted practices with other gaming concessionaires or gaming managing companies that are likely to impede, restrict or disable fair competition.

According to our Macau counsel and the confirmation obtained from DICJ dated November 23, 2011, Melco Crown Gaming had complied with all covenants and obligations as a gaming subconcessionaire in Macau since September 8, 2006 until November 23, 2011.

In addition, according to DICJ’s confirmation dated November 23, 2011, DICJ has confirmed full compliance by Melco Crown Gaming with all its obligations under the subconcession contract, all applicable gaming laws and regulations in force in Macau, and all laws and regulations related to anti-money laundering, or AML, and the prevention of financing of terrorism activities applicable and in force in Macau.

AML Procedures, Systems and Controls

See “Risk Factors — Risks Relating to the Gaming Industry in Macau — We cannot assure you that AML policies that we have implemented, and compliance with applicable AML laws, will be effective to prevent our casino operations from being exploited for money laundering purposes.”

We have exercised due diligence in carrying out our gaming operations in a manner consistent with applicable legal requirements and/or does not contravene the Gambling Ordinance (Chapter 148 of the Laws of Hong Kong), as amended, as required under the “Gambling Activities Undertaken by Listing Applicants and/or Listed Issuers” announcement issued by the Stock Exchange of Hong Kong Limited, or HKSE, dated March 11, 2003.

As at November 23, 2011, our directors are not aware of any non-compliance with applicable laws and regulations (including the Gaming Regulations and AML regulations). We have obtained all necessary approvals, licenses, permits and qualifications, and all gaming promoters are officially licensed by the DICJ, whilst commission payments complied with the regulatory cap that has been effective since September 2009.

Summary of Material Indebtedness

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, the Studio City Project and potentially the next phase of City of Dreams. We have relied and intend in the future to rely on our operating cash flow and debt and equity funding to meet our financing needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

The following tables contain some summary information about our material indebtedness. For more details, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Description of Material Indebtedness.”

2011 Credit Facilities

Borrowing group	Melco Crown Gaming and certain of our subsidiaries
Facility agent	Deutsche Bank AG, Hong Kong branch
Security agent	DB Trustees (Hong Kong) Limited
2011 Term Loan Facility	HK$6.24 billion (approximately US$800 million)
Principal outstanding	HK$6.24 billion (approximately US$800 million) as of November 23, 2011
Repayment	In quarterly installments according to an amortization schedule commencing on September 30, 2013
2011 Revolving Credit Facility	Up to HK$3.12 billion (approximately US$400 million) on a fully revolving basis
Outstanding amount	HK$1.65 billion (approximately US$212.5 million) drawn down as of November 23, 2011
Repayment	In full on the last day of an agreed upon interest period ranging from one to six months, or roll over subject to compliance with covenants and satisfaction of conditions precedent
Interest and fee	Hong Kong Interbank Offered Rate, or HIBOR, plus a margin ranging from 1.75% to 2.75% per annum; commitment fee payable quarterly in arrears on the daily undrawn amount
Maturity date	June 30, 2016
Security	Includes, among others, a first priority mortgage over all land and all present and future buildings on and fixtures to such land, and an assignment of land use rights under land concession agreements or equivalent held by the relevant entities in the borrowing group
Key covenants and financial ratios

(i)     Leverage cannot exceed 3.00:1.00 for reporting periods ending September 30, 2011 up to June 30, 2013 and cannot exceed 2.50:1.00 for reporting periods ending September 30, 2013 and onwards;

(ii)    Total Leverage cannot exceed 4.50:1.00 for reporting periods ending September 30, 2011 up to June 30, 2013 and cannot exceed 4.00:1.00 for reporting periods ending September 30, 2013 and onwards; and

(iii)  Interest Cover must be greater than or equal to 4.00:1.00 for reporting periods ending September 30, 2011 onwards

RMB Bonds and Deposit-Linked Loan

RMB Bonds
Issuer	Melco Crown Entertainment Limited
Principal amount	RMB2.3 billion (US$353.3 million) aggregate principal amount
Principal outstanding	RMB2.3 billion (US$353.3 million)
Interest	3.75% per annum, payable semi-annually in arrears on May 9 and November 9 of each year
Issue date	May 9, 2011
Maturity date	May 9, 2013
Use of proceeds	To fund the payment for the acquisition of a 60% equity interest in Cyber One Agents Limited, and its direct and indirect subsidiaries, or Cyber One Group, and pre-fund certain scheduled interest payments on the RMB Bonds
Key covenants and financial ratios

As at the end of any twelve months period ending on December 31 or June 30,

(i)     Consolidated tangible net worth cannot be less than US$1 billion; and

(ii)    Maximum leverage ratio cannot exceed 2.50:1.00

Deposit-Linked Loan
Lender	Bank of China Limited, Macau Branch
Principal amount	HK$2,748.5 million (US$353.3 million)
Outstanding amount	HK$2,748.5 million (US$353.3 million)
Interest	2.88% per annum, payable semi-annually in arrears on May 8 and November 8 in each year
Maturity date	May 20, 2013
Security	Deposit of RMB2.3 billion, bearing interest at 1.5% per annum, receivable semi-annually in arrears on May 8 and November 8 of each year
Use of proceeds	To hedge exposure to RMB fluctuations under the RMB Bonds

Senior Notes

Issuer	MCE Finance
Principal amount	US$600 million aggregate principal amount
Principal outstanding	US$600 million
Interest	10.25% per annum, payable semi-annually in arrears on May 15 and November 15 of each year
Issue date	May 17, 2010
Maturity date	May 15, 2018
Guarantors	Our company, our subsidiary MPEL International and Melco Crown Gaming, MPEL Nominee One, Altira Hotel, Altira Developments, Melco Crown (COD) Hotels, Melco Crown (COD) Developments, Melco Crown (Cafe) Limited, Golden Future (Management Services) Limited, MPEL (Delaware) LLC, Melco Crown Hospitality and Services Limited, Melco Crown (COD) Retail Services Limited, Melco Crown (COD) Ventures Limited, COD Theatre Limited, Melco Crown COD (HR) Hotel Limited, Melco Crown COD (CT) Hotel Limited and Melco Crown COD (GH) Hotel Limited, or the Senior Note Subsidiary Group Guarantors
Security	First priority pledge of the intercompany note under which MCE Finance on-lent to MPEL Investments an aggregate amount necessary to reduce our indebtedness under the project facility dated September 5, 2007 entered into between, among others, Melco Crown Gaming as borrower and certain other subsidiaries as guarantors, comprising of a term loan facility and a revolving credit facility for a total sum of US$1.75 billion, for the purposes of financing, among other things, certain project costs of City of Dreams, or the City of Dreams Project Facility
Use of proceeds	To reduce indebtedness under the City of Dreams Project Facility
Key covenants	Limitations on the ability of MCE Finance and its restricted subsidiaries to incur or guarantee additional indebtedness, make specified restricted payments, issue or sell capital stock, sell assets, create liens, enter into agreements that restrict the ability of the restricted subsidiaries to pay dividends, transfer assets or make intercompany loans, enter into transactions with shareholders or affiliates and effect a consolidation or merger

The table below summarizes the maturity schedule of our indebtedness as of June 30, 2011.

	Year Ending December 31,						Total
	2011 and 2012	2013	2014	2015	2016	thereafter
	(in millions of US$)
2011 Credit Facilities	—	128.3	256.7	256.7	373.0	—	1,014.7
RMB Bonds	—	355.9	—	—	—	—	355.9
Loans from Shareholders	—	115.6	—	—	—	—	115.6
Deposit-Linked Loan	—	353.3	—	—	—	—	353.3
Senior Notes(1)	—	—	—	—	—	600.0	600.0

Total	—	953.1	256.7	256.7	373.0	600.0	2,439.5

Note:
(1)	Before issue discount.

The loans from shareholders were converted into shares on November 29, 2011, with an adjustment to ensure that Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of BVI, or Melco Leisure and Crown Asia Investments, Pty Ltd., a company incorporated under Cayman Islands law, or Crown Asia Investments, maintain their interests in our company in equal proportions. See “Corporate History and Structure — Shareholder Loans” for further details.

During the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we did not experience any non-compliance with the covenants contained in the debt instruments and loan facilities described above that was not waived or rectified. As of November 23, 2011, we were in compliance with the relevant covenants under the debt instruments and loan facilities described above.

Corporate Information

We were incorporated in the Cayman Islands on December 17, 2004 as an exempted company with limited liability, with registered number 143119.

Our principal executive offices are located at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is (+852) 2598 3600 and our fax number is (+852) 2537 3618.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.melco-crown.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Our ADSs have been listed on the National Association of Securities Dealers Automated Quotation System, or Nasdaq, Global Market since December 2006 and on the Nasdaq Global Select Market since January 2009.

Conventions That Apply to This Prospectus

Unless otherwise indicated or the context otherwise requires and for the purposes of this prospectus only:

•	“we,” “us,” “our” and “our company” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its subsidiaries;

•	“our board” refers to the board of directors of our company or a duly constituted committee thereof;

•	“shares” and “ordinary shares” refer to our ordinary shares, par value US$0.01 per ordinary share;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•

“China”, mainland China and “PRC” refer to the People’s Republic of China and, solely for the purpose of this prospectus, exclude Taiwan, Hong Kong and Macau, and “Greater China” refers to the People’s Republic of China, Hong Kong and Macau;

•	“Cyber One” refers to Cyber One Agents Limited, a company incorporated in BVI with limited liabilities which is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings, LLC;

•	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“United States” or “U.S.” refer to the United States of America, its territories, possessions and all areas subject to its jurisdiction;

•	“BVI” refers to the British Virgin Islands;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Senior Note Guarantees” refers to the guarantees provided by our company, MPEL International and the Senior Note Subsidiary Group Guarantors with respect to the Senior Notes;

•	“Senior Note Guarantors” refers to our company, MPEL International and the Senior Note Subsidiary Group Guarantors with respect to the Senior Notes; and

•

all references to “RMB” and “Renminbi” are to the legal currency of China, all references to “U.S.dollars” and “US$” are to the legal currency of the United States, all references to “MOP” and “Patacas” are to the legal currency of Macau, all references to “Hong Kong dollars” and “HK$” are to the legal currency of Hong Kong, all references to “Australian dollars” and “A$” are to the legal currency of Australia.

This prospectus contains translations of certain Hong Kong dollar and Pataca amounts into U.S. dollars at specified rates. Unless otherwise stated, all translations from Hong Kong dollars to U.S. dollars were made at the noon buying rate on June 30, 2011 in New York City for cable transfers in Hong Kong dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, which were HK$7.78 to US$1.00. On November 25, 2011, the noon buying rate was HK$7.7957 to US$1.00.

The Pataca is pegged to the Hong Kong dollar at a rate of MOP1.03 to HK$1.00, as published by the Monetary Authority of Macau. Based on the aforementioned translations of Hong Kong dollars to U.S. dollars and Pataca to Hong Kong dollars, translations from Patacas to U.S. dollars as at June 30, 2011 were made at the rate of MOP8.01 to US$1.00.

This prospectus also contains translation of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, all translation from Renminbi to U.S. dollars were made at the rate of RMB0.83 to US$1.00 on June 30, 2011 based on the announcement by the People’s Bank of China.

We make no representation that the Hong Kong dollar, Pataca, Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars, Renminbi, Pataca or Hong Kong dollar, as the case may be, at any particular rate or at all.

Industry Terms in This Prospectus

For purposes of this prospectus:

•	“average daily rate” refers total room revenue (less service charges, if any) divided by total rooms occupied, i.e., average price of occupied rooms per day;

•	“cage” refers to a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash;

•	“chip” refers to round token that is used on casino gaming tables in lieu of cash;

•	“dealer” refers to a casino employee who takes and pays out wagers or otherwise oversees a gaming table;

•	“drop” refers to the amount of cash and net markers issued that are deposited in a gaming table’s drop box to purchase gaming chips plus gaming chips purchased at the casino cage;

•	“drop box” refers to a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game;

•	“expected hold percentage” refers to casino win based upon our mix of games as a percentage of drop or rolling chip volume assuming theoretical house advantage is achieved;

•

“front money” refers to the funds required to be deposited by some gaming patrons at the casino cage which they can use for gaming purposes. Front money deposits enable a player to draw upon funds by signing chip purchase vouchers at the table games up to the amount of the deposit;

•	“gaming machine handle (volume)” refers to the total amount wagered in gaming machines in aggregate for the period cited;

•

“gaming promoter aggregator model” refers to a model where the gaming operator typically pays an additional level of remuneration above usual market commission rate to the gaming promoter which in return provides additional services by managing and providing credit to its collaborators;

•

“gaming promoter” or “junket representative” refers to an individual or corporate entity who, for the purpose of promoting rolling chip gaming activity, arranges customer transportation and accommodation, provides credit in its sole discretion (subject to an authorization agreement entered into with a concessionaire or subconcessionaire), and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator;

•	“hold percentage” refers to the amount of win (calculated before discounts and commissions) as a percentage of drop or rolling chip volume;

•	“hotel occupancy rate” refers to the average percentage of available hotel rooms occupied during a period;

•

“integrated resort” refers to a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas;

•	“junket player” refers to a player sourced by gaming promoters to play in the VIP gaming rooms or areas;

•

“Las Vegas Strip” refers to the group of resort hotels and casinos located on Las Vegas Boulevard South in Clark County, Nevada. The Las Vegas Strip is home to the majority of the large-scale casinos and the source of the majority of gaming revenues in the Las Vegas metropolitan area;

•	“marker” refers to evidence of indebtedness by a player to the casino or gaming operator;

•	“mass market patron” refers to a customer who plays in the mass market segment;

•

“mass market segment” consists of both table games and slot machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment;

•	“MICE” refers to “Meetings, Incentives, Conventions and Exhibitions”, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose;

•	“non-negotiable chip” refers to promotional casino chip that is not to be exchanged for cash;

•	“non-rolling chip hold percentage” refers to mass market table games win as a percentage of non-rolling chip volume;

•	“non-rolling chip” or “traditional cash chip” refers to chip used by mass market patrons to make wagers and can be exchanged for cash;

•	“non-rolling chip volume” refers to the amount of table games drop in the mass market segment, therefore tracking the initial purchase of chips;

•

“premium direct player” refers to a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator;

•

“progressive jackpot” refers to a jackpot for a slot machine or table game where the value of the jackpot increases as wagers are made. Multiple slot machines or table games may be linked together to establish one progressive jackpot;

•

“revenue per available room” or “REVPAR” refers to total room revenue (less service charges, if any) divided by total rooms available, thereby representing a summary of hotel average daily room rates and occupancy;

•	“rolling chip” refers to non-negotiable chip primarily used by rolling chip patrons to make wagers;

•	“rolling chip hold percentage” refers to rolling chip table games win as a percentage of rolling chip volume;

•

“rolling chip patron” refers to a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires;

•	“rolling chip segment” consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players;

•	“rolling chip volume” refers to the amount of non-negotiable chips wagered and lost by the rolling chip market segment;

•	“slot machine” refers to traditional gaming machine operated by a single player and electronic multiple-player gaming machines;

•	“table games win” refers to the amount of wagers won net of wagers lost that is retained and recorded as casino revenue;

•

“VIP gaming room” or “VIP gaming area” refers to gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas;

•	“wet stage performance theater” refers to the approximately 2,000-seat theater specifically designed to stage “The House of Dancing Water” show; and

•	“win percentage-gaming machines” refers to actual win expressed as a percentage of gaming machine handle.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The summary consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the summary consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for each of the six-month periods ended June 30, 2010 and 2011 and summary consolidated balance sheet data as of June 30, 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. The unaudited summary financial data include all adjustments, consisting of only normally recurring adjustments, that we consider necessary for a fair presentation of our financial position and the results of operations for the interim unaudited period. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our audited and unaudited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$, except share and per share data)
Consolidated Statements of Operations Data:
Net revenues	1,416,134	1,332,873	2,641,976	1,141,245	1,766,542
Total operating costs and expenses	(1,414,960)	(1,604,920)	(2,549,464)	(1,142,479)	(1,602,740)
Operating income (loss)	1,174	(272,047)	92,512	(1,234)	163,802
Net (loss) income	(2,463)	(308,461)	(10,525)	(42,575)	73,808
(Loss) income per share
— Basic	(0.0019)	(0.2104)	(0.0066)	(0.0267)	0.0461
(Loss) income per share
— Diluted	(0.0019)	(0.2104)	(0.0066)	(0.0267)	0.0458
Weighted average shares used in calculating (loss) income per share
— Basic	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,599,631,942
— Diluted	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,611,770,624

	As of December 31,			As of June 30,
	2008	2009	2010	2011
	(in thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	815,144	212,598	441,923	1,026,851
Restricted cash	67,977	236,119	167,286	368,437
Total assets	4,495,442	4,862,845	4,884,440	5,555,011
Total current liabilities	447,289	521,643	675,604	469,602
Total debts(1)	1,529,195	1,798,879	1,839,931	2,432,420
Ordinary shares	13,216	15,956	16,056	16,069
Total liabilities	2,086,838	2,353,801	2,361,249	2,940,184
Total equity	2,408,604	2,509,044	2,523,191	2,614,827

(1)	Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

Other Financial and Operational Data

The following table sets forth our adjusted property EBITDA and adjusted EBITDA for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$)
Adjusted property EBITDA(1)(3)
Mocha Clubs	25,805	25,416	29,831	13,616	21,389
Altira Macau	162,487	13,702	133,679	58,501	114,132
City of Dreams	(23)	56,666	326,338	113,807	237,352

Total adjusted property EBITDA	188,269	95,784	489,848	185,924	372,873
Adjusted EBITDA(2)(3)	157,025	55,756	430,359	160,329	337,596

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses and other non-operating income and expenses.
(2)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, and other non-operating income and expenses.
(3)	We changed the name of our segment operating measure from adjusted EBITDA to adjusted property EBITDA, effective for annual and interim periods commencing January 1, 2010. Additionally, we introduced a new performance measure, adjusted EBITDA, which represents our total adjusted property EBITDA less corporate and other expenses. Disclosures for previous periods are also presented on this basis for comparative purposes. Our management uses adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses adjusted property EBITDA and adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards, or IFRS.

However, adjusted property EBITDA or adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and adjusted EBITDA presented in this prospectus may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this prospectus, less reliance should be placed on adjusted property EBITDA or adjusted EBITDA as a measure in assessing our overall financial performance.

The following reconciles adjusted property EBITDA and adjusted EBITDA to net (loss) income for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$)
Adjusted property EBITDA	188,269	95,784	489,848	185,924	372,873
Corporate and other expenses	(31,244)	(40,028)	(59,489)	(25,595)	(35,277)

Adjusted EBITDA	157,025	55,756	430,359	160,329	337,596
Pre-opening costs	(21,821)	(91,882)	(18,648)	(6,982)	(1,285)
Development costs	—	—	—	—	(1,110)
Depreciation and amortization	(126,885)	(217,496)	(313,065)	(152,112)	(166,518)
Share-based compensation	(6,855)	(11,385)	(6,043)	(2,503)	(3,856)
Property charges and others	(290)	(7,040)	(91)	34	(1,025)
Interest and other non-operating expenses, net	(5,107)	(36,546)	(102,117)	(41,484)	(89,925)
Income tax credit (expense)	1,470	132	(920)	143	(69)

Net (loss) income	(2,463)	(308,461)	(10,525)	(42,575)	73,808

The table below sets forth our rolling chip volume, non-rolling chip volume, gaming machine handle and hold percentages for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in millions of US$, except percentages)
Altira Macau
Non-rolling chip volume	353.2	273.0	377.1	147.6	287.3
Non-rolling chip hold percentage	14.6%	16.0%	16.2%	16.6%	16.7%
Rolling chip volume	62,331.9	37,510.3	40,266.4	19,372.0	25,913.5
Rolling chip hold percentage	2.85%	2.55%	2.91%	3.01%	2.96%
Gaming machine handle	166.9	—	—	—	—
Gaming machine hold percentage	8.0%	—	—	—	—
City of Dreams
Non-rolling chip volume	—	912.6	2,059.4	963.1	1,397.5
Non-rolling chip hold percentage	—	16.3%	21.5%	21.2%	23.1%
Rolling chip volume	—	20,273.1	51,723.4	21,971.3	38,134.8
Rolling chip hold percentage	—	2.65%	2.92%	2.60%	2.69%
Gaming machine handle	—	738.1	1,849.9	899.1	1,080.2
Gaming machine hold percentage	—	5.1%	5.6%	5.4%	6.2%
Mocha Clubs
Gaming machine handle	2,064.5	2,179.1	2,625.8	1,253.4	1,458.8
Gaming machine hold percentage	4.4%	4.4%	4.2%	4.2%	4.5%

The table below sets forth our average daily rate, occupancy rate and revenue per available room for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in US$, except percentages)
Altira Macau
Average daily rate	236	219	166	166	198
Occupancy rate	94%	92%	94%	92%	97%
Revenue per available room	222	201	156	153	192
City of Dreams
Average daily rate	—	159	157	152	170
Occupancy rate	—	84%	80%	78%	89%
Revenue per available room	—	133	126	118	151

RISK FACTORS

You should consider carefully the risks and uncertainties described below, together with the other information contained in this prospectus and any accompanying prospectus supplement, including the documents incorporated by reference, before investing in any securities that may be offered pursuant to this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations if they actually occur. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Operations in Macau

We have a short operating history, and so we are subject to significant risks and uncertainties. Our short operating history may not serve as an adequate basis to judge our future operating results and prospects.

In significant respects, we remain in an early phase of our business operations and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, City of Dreams, which contributed 62.7% of our total net revenues for the six months ended June 30, 2011, commenced operations on June 1, 2009, and progressively added to its operations with the opening of Grand Hyatt Macau in the fourth quarter of 2009 and the opening of The House of Dancing Water in the third quarter of 2010. The City of Dreams site is still under on-going development. Melco Crown Gaming acquired its subconcession in September 2006 and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face given our limited experience operating gaming businesses in an intensely competitive market. Among other things, we have continuing obligations to satisfy and comply with conditions and covenants under our existing credit facilities so as to be able to continue to roll over existing revolving loans drawn down under the facilities and to maintain the facilities.

We may encounter risks and difficulties frequently experienced by companies with early stage operations, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under the Senior Notes (comprising the Initial Notes and the Exchange Notes), the RMB Bonds and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

•

maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	identify suitable locations and enter into new leases or right to use agreements (which are similar to license agreements) for new Mocha Clubs; and

•	renew or extend lease agreements for existing Mocha Clubs.

If we are unable to complete any of these tasks, we may be unable to operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund various activities or may suffer a default under our existing or future financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

We are dependent upon a limited number of properties for a substantial portion of our cash flow, we are and will be subject to greater risks than a gaming company with more operating properties.

We are primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. We acquired a 60% equity interest in, and a shareholder loan extended to, the developer of the Studio City Project on July 27, 2011. We intend to jointly develop this large scale integrated entertainment, retail and gaming resort with New Cotai Holdings, LLC, a company incorporated in Nevada, or New Cotai, LLC. The Studio City Project is not scheduled to commence operations until approximately 36 months from commencement of construction, which is currently expected in the first half of 2012 subject to receipt of all necessary government approvals and financing. Given that our operations are and will be conducted based on a small number of principal properties, we are and will be subject to greater risks than a gaming company with more operating properties due to the limited diversification of our businesses and sources of revenue.

Servicing our debt requires a significant amount of cash, and we may not generate a sufficient level of cash flow from our businesses to make scheduled payments on our debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to certain economic, financial, competitive and other factors beyond our control. For the years ended December 31, 2006, 2007, 2008, 2009 and 2010, our earnings were insufficient to cover fixed charges. We may not generate cash flow from operations in the future sufficient to service our debt or make necessary capital repayments. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, incurring additional indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and a material adverse effect on our financial condition and results of our operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our senior management team, including our co-chairman and chief executive officer, Mr. Lawrence Ho. The loss of the services of one or more members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for Mr. Lawrence Ho or other members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. In addition, we do not currently carry key person insurance on any members of our senior management team.

The success of our business may depend on our ability to attract and retain adequate qualified personnel. A limited labor supply and increased competition could cause labor costs to increase.

The pool of experienced gaming and other skilled and unskilled personnel in Macau is limited. Many of our new personnel occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or are required to possess other skills for which substantial training and experience are needed.

Moreover, competition to recruit and retain qualified gaming and other personnel is expected to continue, as well as our demand for qualified personnel. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers, croupiers and supervisors.

We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and operational management personnel could have a material adverse effect on our business. Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited for construction works shall have to be 1:1. At our stage of development and operation, the impact of this policy is relatively minimal. This could have a material adverse effect on our ability to complete future works on our properties, for example, the Studio City Project, or the next phase of development at City of Dreams. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment industries, this could have a materially adverse effect on the operation of our properties.

Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase or we may not be able to obtain similar insurance coverage in the future.

We currently have various insurance policies providing coverage typically required by gaming and hospitality operations in Macau. Such coverage includes property damage, business interruption and general liability. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium cost, terms, conditions and limits upon policy renewals. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage.

We cannot assure you that any such insurance policies we may obtain will be adequate to protect us from material losses. For example, our property insurance coverage is in an amount that may be less than the expected full replacement cost of rebuilding properties if there was a total loss. If we incur loss, damage or liability for amounts exceeding the limits of our current or future insurance coverage, or for claims outside the scope of our current or future insurance coverage, our financial conditions and business operations could be materially and adversely affected. For example, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of conventions or room reservations arising from fear of terrorism, contagious or infectious disease, deterioration or corrosion, insect or animal damage and pollution may not be covered under our policies. As a result, certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as fire or natural disasters, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we currently carry business interruption insurance and general liability insurance, such insurance may not, in the future, be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover all losses that may result from such events.

There is limited available insurance in Macau and our insurers in Macau may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, the subconcession contract, the indenture governing the Senior Notes and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau unless otherwise authorized by the Macau government. Failure to maintain adequate coverage could be an event of default under our credit agreements or the subconcession contract and have a material adverse effect on our business, financial condition, operations and results of cash flows.

Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.

All of our operations are in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and China and by changes in government policies or changes in laws and regulations or the interpretations of these laws and regulations. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and China’s political, economic and social conditions;

•	tightening of travel restrictions to Macau which may be imposed by China;

•

changes in policies of the government or changes in laws and regulations, or in the interpretation or enforcement of these laws and regulations, particularly exchange control regulations, and repatriation of capital or measures to control inflation;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of our gaming subconcession may be subject to renegotiations with the Macau government in the future, including amounts we will be obligated to pay the Macau government in order to continue operations. Melco Crown Gaming’s obligations to make certain payments to the Macau government under the terms of its subconcession include a fixed annual premium per year and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The results of any renegotiations could have a material adverse effect on our results of operations and financial condition.

We acquired a 60% equity interest in, and a shareholder loan extended to, the developer of the Studio City Project on July 27, 2011. We intend to jointly develop this large scale integrated entertainment, retail and gaming resort with New Cotai, LLC. The Studio City Project has an existing land grant but certain terms of our operations are subject to the approval of the Macau government.

As we expect a significant number of patrons to come to our properties from China, general economic conditions and policies in China could have a significant impact on our financial prospects. A slowdown in economic growth and tightening of credit availability or restrictions on travel imposed by China could adversely impact the number of visitors from China to our properties in Macau as well as the amounts they are willing to spend in our casinos, which could have a material adverse effect on the results of our operations and financial condition. In addition, in the event of an economic downturn, visitors to Macau from China may decrease, as well as the amounts they are willing to spend in our casinos, which could have a material adverse effect on the financial performance of our business.

The winnings of our patrons could exceed our casino winnings at particular times during our operations.

Our revenues are mainly derived from the difference between our casino winnings and the winnings of our casino patrons. Since there is an inherent element of chance in the gaming industry, we do not have full control over our winnings or the winnings of our casino patrons. If the winnings of our patrons exceed our casino winnings, we may record a loss from our gaming operations over a specific period, and our business, financial condition and results of operations could be materially and adversely affected.

Win rates for our casino operations depend on a variety of factors, some beyond our control, which, at particular times, adversely impact our results of operations.

In addition to the element of chance, theoretical win rates are also affected by other factors, including players’ skill and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume of bets placed by our players and the amount of time players spend on gambling — thus our actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause our quarterly results to be volatile. Each of these factors, alone or in combination, have the potential to negatively impact our win rates, and our business, financial condition and results of operations could be materially and adversely affected.

Our gaming business is subject to the risk of cheating and counterfeiting.

All gaming activities at our table games are conducted exclusively with gaming chips which, like real currency, are subject to the risk of alteration and counterfeiting. We incorporate a variety of security and anti-counterfeit features to detect altered or counterfeit gaming chips. Despite such security features, unauthorized parties may try to copy our gaming chips and introduce, use and cash in altered or counterfeit gaming chips in our gaming areas. Any negative publicity arising from such incidents could also tarnish our reputation and may result in a decline in our business, financial condition and results of operation.

Our existing surveillance and security systems, designed to detect cheating at our casino operations, may not be able to detect all such cheating in time or at all, particularly if patrons collude with our employees. In addition, our gaming promoters or other persons could, without our knowledge, enter into betting arrangements directly with our casino patrons on the outcomes of our games of chance, thus depriving us of revenues.

Our operations are reviewed to detect and prevent cheating. Each game has a theoretical win rate and statistics are examined with these in mind. Cheating may give rise to negative publicity and such action may materially affect our business, financial condition, operations and cash flows.

Because we depend upon our properties in Macau for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more than one market.

We are and will be primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. Following construction and commencement of operations, the Studio City Project will also contribute to cash flows. Our current operations are and are expected to be conducted only at properties in Macau, so we will be subject to greater risks than a gaming company with operating properties in several markets. These risks include:

•	dependence on the gaming and leisure market in Macau and limited diversification of our businesses and sources of revenue;

•	a decline in economic, competitive and political conditions in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau due to higher ticket costs, fears concerning travel or otherwise;

•	travel restrictions to Macau imposed now or in the future by China;

•	changes in Macau governmental laws and regulations, or interpretations thereof, including gaming laws and regulations;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases or terrorism, affecting Macau;

•	that the number of visitors to Macau does not increase at the rate that we have expected;

•	relaxation of regulations on gaming laws in other regional economies that would compete with the Macau market; and

•	a decrease in gaming activities at our properties.

Any of these conditions or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese traveling abroad are only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations. Our revenues in Macau are denominated in HK dollars and Patacas, the legal currency of Macau. Any depegging may result in volatile fluctuations in the exchange rates for these currencies.

The currency market for Patacas is relatively small and undeveloped and therefore our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars, which could hinder our ability to service a portion of our indebtedness and certain expenses denominated in U.S. dollars.

Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Changes in Asian consumer preferences or discretionary consumer spending could harm our business. Terrorist acts could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which future terrorist acts may affect us, directly or indirectly. In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, amounts of disposable consumer income, fears of recession and lack of consumer confidence in the economy, may negatively impact our business. Consumer demand for hotel, casino resorts and the type of luxury amenities we currently offer and plan to offer in the future are highly sensitive to downturns in the economy. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations.

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (avian flu or bird flu), Severe Acute Respiratory Syndrome, or SARS, or H1N1 virus (swine flu) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of June 22, 2011, the WHO confirmed a total of 329 fatalities in a total number of 562 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Currently, fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.

In April 2009, there was an outbreak of the Influenza A (H1N1) virus which originated in Mexico but has since spread globally including confirmed reports in Indonesia, Hong Kong, Japan, Malaysia, Singapore, and elsewhere in Asia. More recently, the Influenza A (H1N1) virus have been detected in Africa and Asia. Human infections have been reported to WHO from Cambodia, Hong Kong, Egypt and Indonesia. Indonesia also recently confirmed its first Influenza A (H1N1) linked death. The Influenza A (H1N1) virus is believed to be highly contagious and may not be easily contained. There can be no assurance that an outbreak of avian flu, SARS, H1N1 (swine flu) or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Macau is susceptible to severe typhoons that may disrupt our operations.

Macau is susceptible to severe typhoons. Macau consists of a peninsula and two islands off the coast of mainland China. In the event of a major typhoon or other natural disaster in Macau, our properties and business may be severely disrupted and our results of operations could be adversely affected.

Any fluctuation in the value of the HK dollar, U.S. dollar or Pataca may adversely affect our indebtedness, expenses and profitability.

Although the majority of our revenues are denominated in HK dollars, our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness and certain expenses is denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. The value of the HK dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. To date we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure. We will consider our overall policy on hedging for foreign exchange risk from time to time. Any significant fluctuations in the exchange rates between HK dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into HK dollars or Patacas for our operations, fluctuations in the exchange rates between HK dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

All our future construction projects, including the next phase of City of Dreams and the Studio City Project, will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

All our future construction projects will be subject to a number of risks, including:

•	lack of sufficient, or delays in availability of, financing;

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread of viruses such as H1N1 or H5N1;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any future construction projects which we might undertake. We cannot guarantee that our construction costs or total project costs for future projects will not increase beyond amounts initially budgeted.

The Macau government has recently published for public consultation the proposed changes to Law no. 6/80/M of July 5, 1980, or the Land Law. Under the proposed changes to the Land Law the grant of land plots under lease shall be mandatorily subject to public tender unless the land grant is for housing civil servants or is based on public interest such as: (i) development of non-profitable activities in the education, cultural, health or sports fields; (ii) construction of public utility facilities; (iii) promotion of the diversification of the Macau industrial structure; or (iv) participation in the urban construction plans promoted by the Macau government.

Moreover, amendments to the purpose of land lease agreements of land grants which remain provisional, such as the City of Dreams and Altira Macau land grants, shall not be permitted until such land grants become definitive with completion of the development of the properties (except for changes required under any change of the applicable government urban planning).

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any future construction projects which we might undertake to complete. We cannot guarantee that our construction costs or total project costs for future projects will not increase beyond amounts initially budgeted.

We could encounter substantial cost increases or delays in the development of our projects, including the next phase of City of Dreams and the Studio City Project, which could prevent or delay the opening of such projects.

We have certain projects under development or intended to be developed pursuant to our expansion plan, including the next phase of City of Dreams and the Studio City Project. The completion of these projects is subject to a number of contingencies, such as those mentioned above in the risk factor on development and construction risks including, in particular, adverse developments in applicable legislation, delays or failures in obtaining necessary government concessions, licenses, permits or approvals. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially adversely affect our business, financial condition and results of operations. We will also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates.

There is no assurance that the actual construction costs related to our projects will not exceed the costs we have projected and budgeted. In addition, construction costs, particularly labor costs, are increasing in Macau and we believe that they are likely to continue to increase due to the significant increase in building activity and the ongoing labor shortage in Macau. Immigration and labor regulations in Macau may limit or restrict our contractors’ ability to obtain sufficient laborers from China to make up for any gaps in available labor in Macau and help reduce construction costs. Continuing increases in construction costs in Macau will increase the risk that construction will not be completed on time, within budget or at all, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.

We have not yet entered into all of the definitive contracts necessary for the construction and development of the Studio City Project.

We cannot assure you that we will be able to enter into definitive contracts with contractors with sufficient skill, financial strength and experience on commercially reasonable terms, or at all. We may not be able to obtain guaranteed maximum price or fixed contract price terms on the various subcontractor construction contract changes for the next phase of City of Dreams or the Studio City Project, which could cause us to bear greater risks of cost overruns and construction delays. If we are unable to enter into satisfactory construction contracts for the next phase of City of Dreams or the Studio City Project, or are unable to closely control the construction costs and timetables for these projects, our business, financial condition and prospects may be materially and adversely affected.

We are planning to develop the Studio City Project on a plot of land for which the development period has elapsed and for which we have not yet obtained the final approval of the Macau government for the amendment of the land concession on terms acceptable to us. If we do not obtain the extension of the development period and approval for the amendment of the land concession on terms acceptable to us, we could forfeit all or part of our investment in the Studio City Project and would not be able to open and operate that facility as planned.

Land concessions in Macau are issued by the Macau government and generally have a term of 25 years, which is renewable for further consecutive periods of up to 10 years in accordance with applicable law. The development period is typically set out in the contract and failure to develop the land within such period may entail penalties and, ultimately, reversion of the land to the Macau government. The amendment of existing land concession contracts is subject to an administrative procedure, which encompasses the submission of an amendment request, the presentation of an initial amendment proposal and, subsequently, a final amendment proposal to the Macau government, the payment of additional premium and the publication of the amendments in the official gazette. MSC Desenvolvimentos Limitada, a company incorporated under the laws of Macau, or MSC Desenvolvimentos, is the lessee of the plot of land designated as Lots G300, G310 and G400 (Cotai), registered with the Macau Real Estate Property Registry under no. 23059, located at Zona de Aterro entre as Ilhas da Taipa e Coloane (Cotai), Macau SAR, pursuant to the land concession granted under order of the Secretary for Transport and Public Works no. 100/2001, published in the Macau Official Gazette no. 42, II Series, of October 17, 2001, or the MSC Land Grant Concession, free and clear of all liens and encumbrances. Since 2005, the MSC Land Grant Concession has been in the process of being amended. The latest formal draft amendment to the MSC Land Grant Concession issued by the Macau government is dated September 26, 2008, and was accepted by MSC Desenvolvimentos by a letter dated October 8, 2008 filed with the Macau government on October 14, 2008. The Macau government issued on August 29, 2011 a letter in which it informed MSC Desenvolvimentos that the land grant amendment process would resume on the basis of the letter dated September 26, 2008. However, the amendment procedure has yet to be completed and we cannot assure you that it will be completed on terms acceptable to us. If the amendment is not completed on terms satisfactory to us and, in particular, if the necessary extensions to the development period are not granted and if all payments required, namely additional premium, are not made by us, we may not be able to complete and operate the Studio City Project as planned and we could lose all or a substantial part of our investment in the Studio City Project, which would in turn have material and adverse effect on our business, financial position and prospects.

Any simultaneous planning, design, construction and development of the next phase of City of Dreams and the Studio City Project may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

We expect some portions of the planning, design and construction of the next phase of City of Dreams and the development of the Studio City Project to proceed simultaneously. There may be overlap of the planning, design, development and construction periods of these projects involving the need for intensive work on each of the projects. Members of our senior management will be involved in planning and developing both projects at the same time, in addition to overseeing our day-to-day operations. Our management may be unable to devote sufficient time and attention to our development and construction projects, as well as our operating properties, and that may delay the construction or opening of one or both of our projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

We may undertake mergers, acquisitions or strategic transactions that could result in operating difficulties and distraction from our current business.

We may in the future acquire or make investments in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding our acquiring or investing in such companies or projects. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms, adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment. In addition, if we acquire or invest in another company or project, the integration process following the completion of such acquisition may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our business, financial condition and operating results.

Litigation, disputes and regulatory investigations may adversely affect our profitability and financial condition.

We are, and may be in the future, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. For instance, if we are unsuccessful in defending our subsidiary against certain claims alleging that it received misappropriated or misapplied funds, this may require further improvements to our existing AML procedures, systems and controls and our business operations may be subject to greater scrutiny from relevant regulatory authorities, all of which may increase our compliance costs. No assurance can be provided that any provisions we have made for such matters will be sufficient. Our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.

Risks Relating to the Gaming Industry in Macau

We face intense competition in Macau and elsewhere in Asia. We may not be able to compete successfully and may lose or be unable to gain market share.

The hotel, resort and casino businesses are highly competitive. Our competitors in Macau and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources and greater access to capital to support their developments and operations in Macau and elsewhere. See “Business — Competition.”

We also compete to some extent with casinos located in other countries, such as Malaysia, South Korea, the Philippines, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic

City in the United States. In addition, certain countries, such as Singapore have legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore awarded a casino license to Las Vegas Sands and a second casino license to the Genting Group in 2006. The Genting Group opened its casino in February 2010 and Las Vegas Sands opened its casino in April 2010. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could also significantly and adversely affect our financial condition, results of operations or cash flows.

Currently, Macau is the only region in China offering legal casino gaming. There may be casinos in parts of mainland China that are operated illegally and without licenses. Competition from illegal casinos in mainland China could adversely affect our business, cash flow, financial condition, results of operations and prospects.

Our regional competitors also include Crown’s Crown Entertainment Complex in Melbourne, Australia and Burswood Entertainment Complex in Perth, Australia and other casino resorts that Melco and Crown may develop elsewhere in Asia outside Macau. Melco and Crown may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers. See “— Risks Relating to Our Corporate Structure and Ownership.”

The Macau government could grant additional rights to conduct gaming in the future, which could significantly increase competition in Macau and cause us to lose or be unable to gain market share.

Melco Crown Gaming is one of six companies authorized by the Macau government to operate gaming activities in Macau. Pursuant to the terms of Macau Law No. 16/2001, or the Gaming Law, the Macau government is precluded from granting more than three gaming concessions. The Macau government has announced that until further assessment of the economic situation in Macau there will not be any increase in the number of concessions or subconcessions. However, the policies and laws of the Macau government could change and the Macau government could grant additional concessions or subconcessions, and we could face additional competition which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for AML, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Altira Macau casino, the City of Dreams casino, the Mocha Clubs and other future projects including the Studio City Project and any other locations we may operate from time to time. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful.

In September 2009, the Macau government set a cap on commission payments to gaming promoters, including allowances, of 1.25% of rolling chip volume. This policy, which is being enforced as of December 2009, may limit our ability to develop successful relationships with gaming promoters and attract rolling chip patrons. Any failure to comply with these regulations may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our gaming subconcession.

The Macau government has also recently approved smoking control legislation, which will prohibit smoking in casinos from January 1, 2013. The legislation however permits casinos to maintain designated smoking areas of up to 50% of their gaming areas which must be created on or before January 1, 2013. The Macau government is currently considering raising the minimum age required for the entrance in casinos in Macau from 18 years of age to 21 years of age. As far as employment is concerned, it is proposed that employees shall maintain their positions while in the process of reaching the minimum required age and it is further proposed that the director of the DICJ may authorize employees under 21 years of age to temporarily enter the casino when deemed required taking into consideration special technical qualifications. If implemented, this could adversely affect our ability to engage sufficient staff for the operation of our projects.

On March 2010, the Macau government announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013. According to the DICJ, the number of gaming tables in Macau as of June 30, 2011, was 5,237. On September 19, 2011, the Secretary for Economy and Finance of the Macau government announced that for a period of 10 years from 2013, the total number of gaming tables to be authorized in Macau will be limited to an annual increase of 3%. This restriction may adversely affect the future expansion of our business. For instance, such a limit could inhibit our ability to develop and expand any gaming areas at the Studio City Project. These restrictions are of non-statutory nature and different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. Also, the Macau government announced on April 22, 2008 that it intends to restrict the ability of operators to open slot lounges, such as our Mocha Clubs, in residential areas. This policy may limit our ability to find new sites or maintain existing sites for the operation of our Mocha Clubs. We currently only have one Mocha Club, Marina Plaza, in an area that may be considered to be a residential area. There is currently no formal definition of residential and non-residential areas and this is a matter subject to the determination of the Macau government. To date, the Macau government has not issued any formal specific instructions for Melco Crown Gaming to close or relocate such Mocha Club. If Melco Crown Gaming were to receive specific instructions from the Macau government, we intend that it complies with the Macau government’s instructions.

Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations or issue new or modified regulations that differ from our interpretation, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our activities in Macau are subject to administrative review and approval by various agencies of the Macau government. For example, our activities are subject to the administrative review and approval by the DICJ, the Health Department, Labor Bureau, Land, Public Works and Transport Bureau, Fire Department, Finance Department and the Macau Government Tourism Office. We cannot assure you that we will be able to obtain all necessary approvals, which may materially affect our business and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau is revocation of the subconcession. Under the subconcession, the Macau government has the right to unilaterally terminate the subconcession in the event of non-compliance by Melco Crown Gaming with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, Melco Crown Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, please see “Regulations — The Subconcession — The Subconcession Contract — Termination Rights.” These events could lead to the termination of Melco Crown Gaming’s subconcession without compensation to Melco Crown Gaming. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation.

Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of Melco Crown Gaming’s subconcession, unless Melco Crown Gaming’s subconcession were extended, only that portion of casino premises within our developments as then designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. Until such amendments come into effect, all of our casino premises and gaming equipment would revert automatically without compensation to us.

The subconcession contract contains various general covenants, obligations and other provisions as to which the determination of compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid any violations.

Under Melco Crown Gaming’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Chief Executive of the Macau SAR has the right to require that we increase Melco Crown Gaming’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries in any amount determined by the Macau government to be necessary. Melco Crown Gaming is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau governmental authorities before raising certain debt or equity. Melco Crown Gaming’s ability to incur debt or raise equity may also be restricted by our existing and any future loan facilities. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

Furthermore, pursuant to the subconcession contract, we are obligated to comply not only with the terms of that agreement, but also with laws, regulations, rulings and orders that the Macau government might promulgate in the future. We cannot assure you that we will be able to comply with any such laws, regulations, rulings or orders or that any such laws, regulations, rulings or orders would not adversely affect our ability to construct or operate our Macau properties. If any disagreement arises between us and the Macau government regarding the interpretation of, or our compliance with, a provision of the subconcession contract, we will be relying on the consultation and negotiation process with the applicable Macau governmental agency described above. During any such consultation, however, we will be obligated to comply with the terms of the subconcession contract as interpreted by the Macau government.

Melco Crown Gaming’s failure to comply with the terms of its subconcession in a manner satisfactory to the Macau government could result in the termination of its subconcession. We cannot assure you that Melco Crown Gaming would always be able to operate gaming activities in a manner satisfactory to the Macau government. The loss of its subconcession would prohibit Melco Crown Gaming from conducting gaming operations in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects.

Currently, there is no precedent on how the Macau government will treat the termination of a concession or subconcession upon the occurrence of any of the circumstances mentioned above. Some of the laws and regulations summarized above have not yet been applied by the Macau government. Therefore, the scope and enforcement of the provisions of Macau’s gaming regulatory system cannot be fully assessed at this time.

Melco Crown Gaming’s subconcession contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.

The subconcession contract expires on June 26, 2022. Unless it is extended beyond this date or legislation on reversion of casino premises is amended, all of our casino premises and gaming related equipment under Melco Crown Gaming’s subconcession will automatically be transferred to the Macau government without compensation and we will cease to generate revenues from such operations. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that Melco Crown Gaming would be able to renew or extend the subconcession contract on terms favorable to us, or at all. We also cannot assure you that if the subconcession was redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

Melco Crown Gaming’s tax exemption on complementary tax on income from gaming operations under the subconcession tax will expire in 2016, and we may not be able to extend it.

Companies in Macau are subject to complementary tax of up to 12% of taxable income, as defined in relevant tax laws, and gaming revenues are subject to a 35% special gaming tax as well other levies of 4% under the subconcession contract. The other levies are subject to change on renegotiation of the subconcession contract and as a result of any change in relevant laws. The Macau government granted to Melco Crown Gaming the benefit of a corporate tax holiday from complementary tax on gaming income in Macau from 2007 to 2011 and the exemption has been extended for five years from 2012 to 2016. However, we cannot assure you that it will be extended beyond the expiration date.

Macau tax laws prescribe that dividends distributed are subject to complementary tax at progressive rates of up to 12% of estimated taxable income over MOP300,000 if not already subject to complementary tax calculated over income.

The Macau government has granted to our subsidiary Altira Hotel a declaration of utility purposes benefit, pursuant to which it is entitled to a vehicle tax holiday on certain vehicles purchased, provided there is no change in use or disposal of such vehicles within five years from the date of purchase and a property tax holiday for a period of 12 years. Additionally, under the property tax holiday, the entity will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of complementary tax for the same 12 year period. The Macau government has also granted to our subsidiary, Melco Crown (COD) Hotels Limited, a company incorporated under the laws of Macau, or Melco Crown (COD) Hotels, a declaration of utility purposes benefit in respect of Hard Rock Hotel, pursuant to which it is entitled to a vehicle tax holiday on certain vehicles purchased, provided there is no change in use or disposal of such vehicles within five years from the date of purchase and a property tax holiday for a period of 12 years. Additionally, under the property tax holiday, this entity will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of complementary tax for the same 12 year period. We have applied for the same tax holiday for Melco Crown (COD) Hotels in relation to Crown Towers Hotel, but we cannot assure you that it will be granted by the Macau government on as favorable terms, or at all.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We have conducted, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who wager lower amounts.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau and under certain circumstances, Hong Kong. As most of our gaming customers are visitors from other jurisdictions, principally Hong Kong and the PRC, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts. We may encounter forums that will refuse to enforce such debts, or we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenue, notwithstanding our uncollectible receivable. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

The current credit environment may limit availability of credit to gaming patrons and may negatively impact our revenue.

We conduct our table gaming activities at our casinos on a credit basis as well as a cash basis and our gaming promoters conduct their operations by extending credit to gaming patrons. The general economic downturn and turmoil in the financial markets have placed broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. Continued tightening of liquidity conditions in credit markets may constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.

Our business may face a higher level of volatility due to the current weighting of rolling chip in our revenue base.

A substantial proportion of our casino revenues is generated from the rolling chip segment of the gaming market. The revenues generated from the rolling chip segment of the gaming market are acutely volatile primarily due to high bets, and the resulting high winnings and losses. As a result, our business and results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage this volatility.

We depend upon gaming promoters for a portion of our gaming revenue and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters, our ability to attract rolling chip patrons may be adversely affected.

Gaming promoters, who organize tours for rolling chip patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased. As of June 30, 2011, we had agreements in place with approximately 79 gaming promoters. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies we may therefore need to offer better terms of business to gaming promoters, including extensions of credit, which may increase our overall credit exposure. If our gaming promoters are not able to maintain relationships with patrons, our ability to maintain or grow casino revenues may be adversely affected.

A cap on commission payments to gaming promoters, including any allowances, is set by the Macau government at 1.25% of rolling chip volume. This cap was introduced in September 2009 and has been enforced from December 2009 and has affected our gaming promoters and the level of their incentives but has thus far not materially affected our revenues. If, however, the Macau government further reduces the cap on the commission rates payable to gaming promoters to a level lower than the maximum 1.25% we are currently permitted to pay, gaming promoters’ incentives to bring travelers to our casinos would be further diminished, and certain of our gaming promoters may be forced to cease operations. If this were to happen, our business, financial condition and results of operations could be materially and adversely affected.

Ama and the Individual Guarantor might not be able to repay to us the amounts outstanding under the settlement agreements, and, consequently, we may not be able to fully recover the amounts in debt by Ama towards us, in the approximate amount of HK$249.2 million, in the expected time or at all.

On March 23, 2010, Melco Crown Gaming initiated executory proceedings against Ama International Limited, or Ama, and Ms. Mei Huan Chen, an individual guarantor of Ama, or Individual Guarantor, for recovery of certain amounts outstanding and owed by Ama, a former gaming promoter for Altira Macau. Considering the existence of a reasonable risk that the Individual Guarantor would likely dissipate her assets prior to a judicial attachment being obtained, Melco Crown Gaming also filed on March 25, 2010 an injunction pursuant to which it obtained the seizure of a number of assets of the Individual Guarantor, which were subsequently attached. Other court proceedings were initiated by Melco Crown Gaming, Ama and the Individual Guarantor during the course of the above mentioned executory proceedings, as a result thereof.

With respect to these disputes with Ama and the Individual Guarantor, on July 29, 2011, Melco Crown Gaming, Ama and the Individual Guarantor entered into settlement agreements. Pursuant to the settlement agreements, Ama and the Individual Guarantor agreed to pay in installments the outstanding amount of approximately HK$249.2 million (US$32.0 million). Each of the first four installments of HK$6.0 million (US$771,000) was paid on August 5, 2011, August 30, 2011, September 30, 2011 and October 30, 2011, respectively. Further 18 installments of HK$10.0 million (US$1.3 million) each are to be paid on a monthly basis from November 30, 2011 with the last installment of HK$1.1 million (US$141,000) to be paid on May 30, 2013. An additional installment of HK$44.1 million (US$5.7 million) is to be paid on or before January 15, 2012. The Individual Guarantor mortgaged and pledged certain assets to secure payment of the outstanding amount. As part of the settlement agreements, on September 1, 2011, Ama submitted a request to terminate the civil action filed against Melco Crown Gaming, and Ama and the Individual Guarantor filed all relevant requests to terminate all incidental procedures against Melco Crown Gaming. These requests have been sanctioned by the court. The payment by installments agreement which provides to the court certain of the above mentioned payment terms and requests the suspension of the executory proceedings was submitted to the court by Melco Crown Gaming on September 22, 2011. Following the request of Melco Crown Gaming, on September 28, 2011, the court ordered that the amounts deposited with the court be used to pay court fees and to pay the amounts due to Melco Crown Gaming under the settlement agreements. If Ama and the Individual Guarantor are unable to repay to us the amounts outstanding under the settlement agreements, we may not be able to fully recover the amounts in debt by Ama towards us, in the approximate amount of HK$249.2 million, in the expected time or at all.

We are impacted by the reputation and integrity of the parties with whom we engage in business activities and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our shareholders to suffer harm to our own and the shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators.

The reputation and integrity of the parties with whom we engage in business activities, in particular those who are engaged in gaming related activities, such as gaming promoters, and developers and hotel operators that do not hold concessions or subconcessions and with which we have or may enter into services agreements, are important to our own reputation and to Melco Crown Gaming’s ability to continue to operate in compliance with its subconcession. Under the Legal Framework of the Operation of games of fortune and chance in casino, approved by Law no. 16/2001, of September 24, 2001, Macau Gaming Law, Melco Crown Gaming has an obligation to supervise its gaming promoters to ensure compliance with applicable laws and regulations and serious breaches or repeated misconduct by its gaming promoters could result in the termination of its subconcession. For parties we deal with in gaming related activities, where relevant, the gaming regulators undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties which we intend to associate with. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If we were to deal with any party whose probity was in doubt, this may reflect negatively on our own probity when assessed by the gaming regulators. Also, if a party associated with us falls below the gaming regulators’ suitability standards, we and our shareholders may suffer harm to our and the shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

In particular, the reputations of the gaming promoters we deal with are important to our own reputation and Melco Crown Gaming’s ability to continue to operate in compliance with its subconcession. While we endeavor to ensure high standards of probity and integrity in the gaming promoters with whom we are associated, we cannot assure you that the gaming promoters with whom we are associated will always maintain such high standards. If we were to deal with a gaming promoter whose probity was in doubt or who failed to operate in compliance with Macau law consistently, this may be considered by regulators or investors to reflect negatively on our own probity and compliance records. If a gaming promoter falls below our standards of probity, integrity and legal compliance, we and our shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming and other regulators with authority over our operations or us.

Visitation to Macau may decline due to increased restrictions on visitations to Macau from citizens of mainland China.

A significant number of our gaming customers come from mainland China. Any travel restrictions imposed by China could disrupt the number of patrons visiting our properties from mainland China. Since mid 2003, under the Individual Visit Scheme, or IVS, mainland Chinese citizens from certain cities have been able to travel to Macau on an individual visa application basis, and did not need to join a tour group which they would have otherwise been required to. In mid 2008, the Chinese government adjusted its IVS visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In addition, in May 2009, China placed certain restrictions on the operations of “below-cost” tour groups that involve low up-front payments and compulsory shopping. It is not known when, or if, policies similar to those implemented previously restricting visitation by mainland Chinese citizens to Macau and Hong Kong, will be put in place and visa policies may be adjusted, without notice, in the future. A decrease in the number of visitors from mainland China may adversely affect our results of operations.

We cannot assure you that AML policies that we have implemented, and compliance with applicable AML laws, will be totally effective to prevent our casino operations from being exploited for money laundering purposes.

Macau’s free port, offshore financial services and free movements of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented AML policies in compliance with all applicable AML laws and regulations in Macau. We cannot assure you that any such policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau. In the normal course of business, we expect to be required by regulatory authorities from Macau and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to AML laws and regulations.

Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations. Any serious incident of or repeated violation of laws related to money laundering or regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession. For more information regarding Macau’s AML regulations, see “Regulations — AML Regulations in Macau.”

If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming and leisure industry, visitation to Macau may not increase as currently expected, which may adversely affect our projects.

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, plane and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects.

Any violation of the FCPA could have a negative impact on us.

We are subject to regulations imposed by the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws which if violated may result in severe criminal and civil sanctions as well as other penalties. There has been a general increase in FCPA enforcement activity in recent years by the SEC and U.S. Department of Justice. Both the number of FCPA cases and sanctions imposed have risen dramatically. We have in place an ongoing FCPA compliance program which includes internal policies, procedures and training aimed to prevent and detect compliance issues and risks with these laws. However, we cannot assure you that our employees, contractors and agents will continually adhere to our compliance programs. Should they not follow our programs, we could be subject to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our financial condition. As a U.S. listed company with gaming operations in Macau, compliance with U.S. laws and regulations that apply to our operations increases our cost of doing business. We also deal in significant amounts of cash in our operations and are subject to various reporting and AML regulations. Any violation of AML laws or regulations by us could have a negative effect on our results of operations.

Risks Relating to Our Corporate Structure and Ownership

Our existing shareholders will have a substantial influence over us, and their interests in our business may be different than yours.

Melco and Crown together own a substantial majority of our outstanding shares, with each beneficially holding approximately 33.65% of our outstanding shares (exclusive of any shares represented by ADSs held by

Melco Crown SPV Limited, or SPV). Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our company under which each agrees to, among other things, vote its shares in favor of three nominees to our board designated by the other. As a result, Melco and Crown, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of Crown and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent directors or other shareholders and the interests of these shareholders may conflict with your interests as minority shareholders.

Business conducted by a collaboration of different corporate groups involves certain risks.

Melco and Crown have been our controlling shareholders and each hold approximately 33.65% of our total shares issued and outstanding (exclusive of any ordinary shares represented by ADSs held by SPV). With Melco and Crown being the controlling shareholders, there are special risks associated with the possibility that Melco and Crown may: (i) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (ii) have operations and projects elsewhere in Asia that compete with our businesses in Macau and for available resources and management attention within the joint venture group; (iii) take actions contrary to our policies or objectives; (iv) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (v) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or Crown’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

Melco and Crown may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau, which could have material adverse consequences to us and the interests of our minority shareholders.

Melco and Crown may take action to construct and operate new gaming projects located in other countries in the Asian region, which, along with their current operations, may compete with our projects in Macau and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects. We also face competition from regional competitors, which include Crown Melbourne in Melbourne, Australia and Burswood Entertainment Complex in Perth, Australia. We expect to continue to receive significant support from both Melco and Crown in terms of their local experience, operating skills, international experience and high standards. Should Melco or Crown decide to focus more attention on casino gaming projects located in other areas of Asia that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco or Crown may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth.

Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. We cannot guarantee you that Melco and Crown will make strategic and other decisions which do not adversely affect our business.

Changes in our share ownership, including a change of control of our shares owned collectively by Melco and Crown, could result in our inability to draw loans or cause events of default under our indebtedness, or could require MCE Finance to make an offer to repurchase the Senior Notes or require us to make an offer to repurchase the RMB Bonds.

The credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, or the 2011 Credit Facilities, include provisions under which we may suffer an event of default or incur an obligation to prepay the facility in full upon the occurrence of a change of control with respect to Melco Crown Gaming, or a decline in the aggregate indirect holdings of Melco Crown Gaming shares by Melco and Crown, below certain thresholds which is accompanied by a ratings decline. Under the terms of the Senior Notes, a change of control in connection with a decrease of the holdings of Melco and Crown accompanied by a ratings decline will trigger a change of control, which would require MCE Finance Limited, a company incorporated in the Cayman Islands, or MCE Finance, to offer to repurchase the Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the date of redemption. Under the terms of the RMB2.3 billion aggregate principal amount of 3.75% bonds due 2013 issued by our company on May 9, 2011, or the RMB Bonds, we must offer to redeem the RMB Bonds upon the occurrence of a change of control at a price equal to 101% of their principal amount, plus accrued interest up to, but excluding, the Put Settlement Date (as defined in the trust deed). Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities, the Senior Notes or the RMB Bonds and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

Crown’s investment in our company is subject to regulatory review in several jurisdictions and if regulators in those jurisdictions were to find that we, Crown or Melco failed to comply with certain regulatory requirements and standards, Crown may be required to withdraw from the joint venture.

Crown wholly owns and operates Crown Entertainment Complex in Melbourne, Australia and Burswood Entertainment Complex in Perth, Australia. Crown also fully owns and operates the Aspinalls Club in London. In addition, Crown owns a portfolio of gaming investments that have been accumulated to complement Crown’s existing core businesses.

In all jurisdictions in which Crown, or any of its wholly owned subsidiaries, holds a gaming license or Crown has a significant investment in a company which holds gaming licenses, gaming regulators are empowered to investigate associates, including business associates of Crown, such as us, to determine whether the associate is of good repute and of sound financial resources. If, as a result of such investigation, the relevant gaming regulator determines that, by reason of its association, Crown has ceased to be suitable to hold a gaming license or to hold a substantial investment in the holder of a gaming license then the relevant gaming regulator may direct Crown to terminate its association or risk losing its gaming license or approval to invest in the holder of a gaming license in the relevant jurisdiction.

If actions by us or our subsidiaries or by Melco or Crown fail to comply with the regulatory requirements and standards of the jurisdictions in which Crown owns or operates casinos or in which companies in which Crown holds a substantial investment own or operate casinos or if there are changes in gaming laws and regulations or the interpretation or enforcement of such laws and regulations in such jurisdictions, Crown may be required to withdraw from its investment in our company or limit its involvement in one or more aspects of our gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. Withdrawal by Crown from its investment in our company could cause the failure of conditions to drawing loans under our credit facilities or the occurrence of events of default under our credit facilities.

Risks Relating to Our Financing and Indebtedness

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness, including the following:

•	approximately US$1.2 billion under the 2011 Credit Facilities;

•	US$600 million from MCE Finance’s sale of the Senior Notes;

•	RMB2.3 billion from the offering of the RMB Bonds and its related deposit-linked loan for approximately HK$2.7 billion;

•	financing for a significant portion of the costs of developing the next phase at the City of Dreams site and the Studio City Project, in an amount which is as yet undetermined.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditure, acquisitions or general corporate purposes;

•

require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations or expansion of our existing operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage as compared to our competitors, to the extent that they are not as leveraged;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt bears interest at variable rates;

•

cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•

in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our own and our subsidiaries’ assets, over which our lenders have taken or will take security.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our other debt obligations.

We may require external debt or equity financing to complete our future investment projects, which may not be available on satisfactory terms or at all.

We have in the past funded our capital investment projects through, among others, cash generated from our operations, credit facilities and the issuance of the Senior Notes and the RMB Bonds. We will require additional funding in the future for our capital investment projects, including the Studio City Project, which we may raise through external financing. As at November 23, 2011, our total estimated capital expenditure for design and construction costs of our major capital investment projects, namely the Studio City Project, is approximately US$1.9 billion. External debt or equity financing by us may require the approval of or communication to the Macau government, and may be subject to, among others, the terms of credit facilities, the Senior Notes and the RMB Bonds. In addition, our ability to obtain debt or equity financing on acceptable terms, depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. As a result, we cannot assure you that we will be able to obtain sufficient funding from external sources as required on terms satisfactory to us, or at all, to finance future capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make scheduled payments due on our existing and anticipated debt obligations, to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, in which case, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

If we are unable to comply with the restrictions and covenants in our debt agreements, including, among others, the indenture governing the Senior Notes and the RMB Bonds agreement, there could be a default under the terms of these agreements or the indenture, which could cause repayment of our debt to be accelerated.

If we are unable to comply with the restrictions and covenants in our current or future debt obligations and other agreements, or the indenture governing Senior Notes, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the indenture governing the Senior Notes and the RMB Bonds agreement, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of debt or result in a default under our other debt agreements, including the indenture governing the Senior Notes and the RMB Bonds agreement. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

The terms of the 2011 Credit Facilities may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The 2011 Credit Facilities and associated facility and security documents that Melco Crown Gaming has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Melco Crown Gaming and its subsidiaries, and therefore, effectively, on us. The covenants in the 2011 Credit Facilities restrict or limit, among other things, our and our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	sell, transfer or dispose of assets;

•	make certain investments;

•

make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	make payments for fees or goods and services to our controlling shareholders, unless on normal commercial terms;

•	vary Melco Crown Gaming’s subconcession contract or the borrowing group’s land concessions and certain other contracts; and

•	enter into contracts for construction or financing of an additional hotel tower in the City of Dreams unless approved under the terms of the 2011 Credit Facilities.

In addition, the restrictions under the 2011 Credit Facilities contain financial covenants, including requirements that we satisfy certain tests or ratios such as leverage, total leverage and interest cover, each as defined in the 2011 Credit Facilities.

Restrictions also provide that should a change of control, as defined in the 2011 Credit Facilities, occur, the facility will be cancelled and all amounts outstanding thereunder become immediately due and payable. These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require, and impede our growth.

Our operations are restricted by the terms of the Senior Notes, which could limit our ability to plan for or to react to market conditions or meet our capital needs.

The indenture governing the Senior Notes includes a number of significant restrictive covenants. Such covenants restrict, among other things, the ability of MCE Finance and its subsidiaries to:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments, including dividends;

•	issue or sell capital stock of our restricted subsidiaries;

•	sell assets;

•	create liens;

•	enter into agreements that restrict the ability of the restricted subsidiaries to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance.

Our operations are restricted by the terms of the RMB Bonds which may limit our ability to respond to market conditions or to continue the growth of our business.

The RMB Bonds agreement has certain covenants which restrict our ability to raise further funds. For example we must ensure that:

•	we have satisfactory security in place for the RMB Bonds before we raise any additional secured indebtedness;

•	our Consolidated Tangible Net Worth (as defined in the RMB Bonds agreement) must not fall below US$1 billion; and

•	our total borrowings must not exceed more than 2.5 times our Consolidated Tangible Net Worth.

The amount of RMB2.3 billion under the RMB Bonds agreement will be due immediately in the event of a default (subject to certain grace periods and exceptions), such as:

•	non-payment of principal or interest due under repayment terms of the RMB Bonds;

•	failure on the part of our Material Subsidiaries (as defined in the RMB Bonds agreement) to honor repayment terms under their debt obligations;

•	the initiation of insolvency proceedings by a third party against us or any of our Material Subsidiaries (as defined in the RMB Bonds agreement); and

•	the revocation of a gaming license held by us or any of our Material Subsidiaries (as defined in the RMB Bonds agreement).

The above covenants may limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance with the RMB Bonds agreement and ensure that we do not trigger an event of default. The RMB Bonds agreement also has a change of control provision which states that any Change of Control (as defined in the RMB Bonds agreement) would entitle the holder to seek repayment of the total outstanding amount due under the RMB Bonds.

Drawdown or rollover of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access or roll over loan advances under such facilities. There is no assurance that we will be able to satisfy all conditions precedent under our current or future debt facilities.

Our current and future debt facilities, including the 2011 Credit Facilities, require and will require satisfaction of conditions precedent prior to the advance or rollover of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents and approvals. If there is a breach of any terms or conditions of our debt facilities or other obligations and it is not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down or roll over loan advances in any debt facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down or roll over loan advances under our debt facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.

Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.

If there were an event of default under one of our or our subsidiaries’ debt facilities, the holders of the debt on which we defaulted could cause all amounts outstanding with respect to that debt to become due and payable immediately. In addition, any event of default or declaration of acceleration under one debt facility could result in an event of default under one or more of our other debt instruments, with the result that all of our debt would be in default and accelerated. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt facilities, either upon maturity or if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on those debt facilities. Further, if we are unable to repay, refinance or restructure our indebtedness at our subsidiaries that own or operate our properties, the lenders under those debt facilities could proceed against the collateral securing that indebtedness, which will constitute substantially all the assets and shares of our subsidiaries. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under those debt facilities. The value of the collateral may not be sufficient to repay all of our indebtedness.

Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to generate revenue from operations at our present and future projects.

If we are unable to maintain our current debt facility or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), this could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of future projects or our pursuing of other opportunities. This may limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. In addition, costs incurred by any new financing may be greater than currently anticipated.

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq, and may be subject to fluctuations in the future. The market price for our shares may also be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market on January 2, 2009. During the period from December 19, 2006 until November 23, 2011, the trading prices of our ADSs ranged from US$2.33 to US$22.20 per ADS and the closing sale price on November 23, 2011 was US$8.41 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau gaming market;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, HK dollar, Pataca and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs; and

•	rumors related to any of the above.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs and shares.

The liquidity of our shares on the HKSE may be limited and the effectiveness of the liquidity arrangements is subject to limitations.

Our shares have not been traded on the HKSE before the listing by way of introduction on the HKSE and there may be limited liquidity in our shares on the HKSE. Shareholders will be able to transfer the registration of our shares from New York to Hong Kong, and vice versa, but there is no certainty as to the number of ADSs that shareholders may elect to transfer to Hong Kong. This may adversely affect investors’ ability to purchase or liquidate shares on the HKSE. Accordingly, there is no guarantee that the price at which shares are traded on the HKSE will be substantially the same as or similar to the price at which shares are traded on the Nasdaq Global Select Market or that any particular volume of shares will trade on the HKSE.

Throughout the 30-day period from and including the date of listing, or the liquidity period, Credit Suisse Securities (Hong Kong) Limited and Deutsche Securities Asia Limited, as the designated dealers intend to carry out liquidity activities between the Nasdaq and Hong Kong markets. Such liquidity activities are intended to contribute to the liquidity of our shares on the Hong Kong market. You should be aware, however, that the liquidity arrangements are subject to the designated dealers’ ability to sell our shares or obtain sufficient number of shares for settlement on the Hong Kong market, as well as the existence of adequate price differentials between the Hong Kong and Nasdaq markets.

There is no guarantee that the liquidity arrangements will attain and/or maintain liquidity in our shares at any particular level on the HKSE, nor is there assurance that an open market will in fact develop. The liquidity arrangements will also terminate and cease to continue beyond the liquidity period.

The liquidity arrangements do not create any obligation on the designated dealers to undertake any liquidity or other transactions in our shares. Accordingly, there is no guarantee that the price at which our shares are traded on the HKSE will be substantially the same as or similar to the price at which our shares are traded on the Nasdaq Global Select Market or that any particular volume of our shares will trade on the HKSE. The liquidity arrangements being implemented in connection with the listing by way of introduction on the HKSE are not equivalent to the price stabilization activities which may be undertaken in connection with an initial public offering. In addition, the designated dealers are not acting as a market maker and does not undertake to create or make a market in our shares on the HKSE.

We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.

We may pay dividends to shareholders in the future. Such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. We currently intend to retain all of our earnings to finance the development and expansion of our business. Accordingly, we do not intend to declare or pay cash dividends on our shares in the near to medium term. Except as permitted under the Companies Law, Cap. 22 of the Cayman Islands (as amended), or Cayman Companies Law, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our shares in the future. Our ability to pay dividends, and our subsidiaries’ ability to pay dividends to us, is further subject to restrictive covenants contained in the 2011 Credit Facilities, the Senior Notes and in other facility agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2011 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover and leverage ratios and, if a cash distribution, ensuring that the dividend payment amount does not exceed a certain amount of our cash and cash equivalent investments and that as a result of such dividend payment we still hold a certain amount of cash and cash equivalent investments. The Senior Notes also contain certain covenants restricting payment of dividends by MCE Finance and its subsidiaries. For more details, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Description of Material Indebtedness.”

Substantial future sales or perceived sales of our shares or ADSs in the public market could cause the price of our ADSs and shares to decline.

Sales of our ADSs or shares in the public market, or the perception that these sales could occur, could cause the market price of our shares and ADSs to decline. Upon expiration of the lock-up agreements, all of the shares beneficially held by Melco and Crown are available for sale, subject to volume and other restrictions, as applicable, under Rule 144 under the U.S. Securities Act of 1933, or U.S. Securities Act, and subject to the terms of their shareholders’ deed. To the extent these or other shares are sold into the market, the market price of our shares and ADSs could decline. The ADSs represent interests in the shares of our company. We would, subject to market forces, expect there to be a close correlation in the price of our ADSs and the price of the shares and any factors contributing to a decline in one market is likely to result to a similar decline in another.

In addition, Melco and Crown have the right to cause us to register the sale of their shares under the U.S. Securities Act, subject to the terms of their shareholders’ deed. Registration of these shares under the U.S. Securities Act would result in these shares becoming freely tradable as ADSs without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration statement. Sales of these registered shares in the public market could cause the price of our share and ADSs to decline.

Any decision by us to raise further equity in the markets in the U.S. or Hong Kong, which would result in dilution to existing shareholders, could cause the price of our ADSs and shares to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares of the depositary and in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to convene a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is unlawful or impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the U.S. Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the U.S. Securities Act, or exempted from registration under the U.S. Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the U.S. Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is unlawful, inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Companies Law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau and Hong Kong. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in Cayman Islands, Macau and Hong Kong courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau or Hong Kong courts would be competent to hear original actions brought in the Cayman Islands, Macau or Hong Kong against us or such persons predicated upon the securities laws of the United States or any state. See “Enforcement of Civil Liabilities.”

We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the projected composition of our income and valuation of our assets, we do not currently expect to be a PFIC for our current taxable year ending December 31, 2011. A non-U.S. corporation generally will be a PFIC for a taxable year if either (1) 75% or more of its gross income for such taxable year is passive income or (2) 50% or more of the value (determined based on a quarterly average) of its assets is attributable to assets that produce, or are held for the production of, passive income, including cash. The determination of whether we are or will be a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules and generally cannot be made until the close of the taxable year in question. In addition, the determination of whether or not we are a PFIC will depend on the nature and composition of our income and assets, including goodwill, throughout a taxable year and will be based, in part, on the market price of our ordinary shares and ADSs, which may fluctuate. Accordingly, we can provide no assurance that we are not, and we will not become, a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences, and additional reporting requirements could apply to you. See “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein and any related prospectus supplement, contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this prospectus, the documents incorporated by reference and any related prospectus supplement are forward-looking statements. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has recently experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our ability to refinance and raise additional financing;

•	our future business development, results of operations and financial condition;

•	growth of the gaming market in and visitation to Macau;

•	our anticipated growth strategies;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•

increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A., or SJM, Venetian Macao, S.A., or VML, Wynn Macau, Galaxy Casino, S.A., or Galaxy, and MGM Grand Paradise, S.A., or MGM Grand Paradise;

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	the development of the Studio City Project;

•	the next phase of the City of Dreams;

•	our entering into new development and construction and new ventures;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau;

•	the outcome of any current and future litigation; and

•	other factors described under “Risk Factors.”

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we referenced in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

Except as may be described otherwise in an accompanying prospectus supplement, (i) we intend to use the net proceeds from the sale of securities by us to fund capital expenditures and for other general corporate purposes and (ii) we will not receive any proceeds from the sale of our securities by any selling securityholder.

DIVIDEND POLICY

We have not in the past declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our shares or ADSs in the near to medium term. We currently intend to retain most, if not all, of our available funds and any future earnings to finance the construction and development of our projects, to service debt and to operate and expand our business.

Our board has complete discretion on whether to pay dividends, subject to the approval of our shareholders in the case of annual dividends. Even if our board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board may deem relevant. Dividends will be declared and paid in Hong Kong dollars for holders of ordinary shares and U.S. dollars for holders of ADSs.

All of our subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year or period in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2008, 2009 and 2010 and June 30, 2011, the balance of the reserve amounted to approximately US$3,000, respectively.

Our 2011 Credit Facilities, the Senior Notes and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Risk Factors — Risks Relating to Our Shares and ADSs — We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.”

Under the Cayman Companies Law, our share premium may be distributed, subject to the provisions of our memorandum of association or articles of association and provided that immediately following the date on which the dividend is proposed to be distributed, we will be in a position to pay off our debts as and when they fall due in the ordinary course of business.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations, including our administrative and corporate operations, are conducted in Macau and Hong Kong, and substantially all of our assets are located in Macau. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Walkers, our counsel as to Cayman Islands law, and Manuela António — Lawyers and Notaries, our counsel as to Macau law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and Macau, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Walkers has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Manuela António — Lawyers and Notaries has advised further that a final and conclusive monetary judgment for a definite sum obtained in a federal or state court in the United States would be treated by the courts of Macau as a cause of action in itself so that no retrial of the issues would be necessary, provided that: (1) such court had jurisdiction in the matter and the defendant either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (2) due process was observed by such court, with equal treatment given to both parties to the action, and the defendant had the opportunity to submit a defense; (3) the judgment given by such court was not in respect of penalties, taxes, fines or similar fiscal or tax revenue obligations; (4) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court; (5) recognition or enforcement of the judgment in Macau would not be contrary to public policy; (6) the proceedings pursuant to which judgment was obtained were not contrary to natural justice; and (7) any interest charged to the defendant does not exceed three times the official interest rate, which is currently 9.75% per annum, over the outstanding payment (whether of principal, interest fees or other amounts) due.

We have been advised by our Hong Kong legal counsel, Shearman & Sterling, that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. However, under Hong Kong common law, a foreign judgment (including one from a court in the United States predicated upon U.S. federal or state securities laws) may be enforced in Hong Kong by bringing an action in Hong Kong court, and then seeking summary or default judgment on the strength of the foreign judgment, provided that the foreign court is a court of competent jurisdiction, the foreign judgment is for a debt or definite sum of money and is final and conclusive on the merits.

RECENT DEVELOPMENTS

The following is a summary of our selected financial results for the three months ended September 30, 2011. Our selected financial results for the three months ended September 30, 2011 are derived from our unaudited condensed consolidated financial statements for that period, which are prepared in accordance with U.S. GAAP and include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our operating results for the period presented. Our financial results for the three months ended September 30, 2011 may not be indicative of our full year results for 2011 or any future interim periods.

Our net revenues for the three months ended September 30, 2011 were US$1.1 billion, representing an increase of 45.3% from US$727.0 million for the three months ended September 30, 2010. The increase in net revenues was primarily due to increases in rolling chip and non-rolling chip volumes, significant improvements in non-rolling chip hold percentages and increased contributions from hotel sales, food and beverage outlets and other non-gaming amenities, including a full quarter of contribution from The House of Dancing Water.

City of Dreams. City of Dreams’ rolling chip volume for the three months ended September 30, 2011 was US$20.3 billion, an increase of 41.0% from US$14.4 billion for the three months ended September 30, 2010. Rolling chip hold percentage (calculated before discounts and commissions) was 3.11% for the three months ended September 30, 2011, slightly above our expected range of 2.7% to 3.0% and a decrease from 3.40% for the three months ended September 30, 2010. In the mass market table games segment, non-rolling chip volume was US$730.8 million for the three months ended September 30, 2011, an increase of 39.5% from US$523.7 million for the three months ended September 30, 2010. Non-rolling chip hold percentage was 25.5% for the three months ended September 30, 2011, within our expected range for that period of 23.0% to 26.0% and an increase from 21.3% for the three months ended September 30, 2010.

Gaming machine handle for the three months ended September 30, 2011 was US$530.2 million, an increase of 21.2% from US$437.3 million for the three months ended September 30, 2010. Total non-gaming revenues at City of Dreams for the three months ended September 30, 2011 were US$55.1 million, an increase of 73.8% from US$31.7 million for the three months ended September 30, 2010. City of Dreams’ occupancy rate and average daily rate was 93% and US$170, respectively, for the three months ended September 30, 2011, compared to 77% and US$158, respectively, for the three months ended September 30, 2010.

Altira Macau. Altira Macau’s rolling chip volume for the three months ended September 30, 2011 was US$13.2 billion, an increase of 38.9% from US$9.5 billion for the three months ended September 30, 2010. Rolling chip hold percentage (calculated before discounts and commissions) was 3.24% for the three months ended September 30, 2011, above our expected range of 2.7% to 3.0% and an increase from 2.72% for the three months ended September 30, 2010. In the mass market table games segment, non-rolling chip volume was US$149.9 million for the three months ended September 30, 2011, an increase of 54.5% from US$97.0 million for the three months ended September 30, 2010. Non-rolling chip hold percentage was 15.7% for the three months ended September 30, 2011, within our expected range for that period of 15.0% to 17.0% and a decrease from 17.6% for the three months ended September 30, 2010. Total non-gaming revenues at Altira Macau for the three months ended September 30, 2011 were US$7.9 million, an increase of 11.3% from US$7.1 million for the three months ended September 30, 2010. Altira Macau’s occupancy rate and average daily rate was 98% and US$192, respectively, for the three months ended September 30, 2011, compared to 95% and US$161, respectively, for the three months ended September 30, 2010.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the three months ended September 30, 2011 was US$208, an increase of 10.1% from US$189 for the three months ended September 30, 2010.

Our Adjusted EBITDA for the three months ended September 30, 2011 was US$240.3 million, an increase of 76.3% from US$136.3 million for the three months ended September 30, 2010. The significant increase in profitability was driven by continued improvements in mass market operations at City of Dreams, strong rolling chip volumes at both City of Dreams and Altira Macau along with a consistent approach to junket commissions, strong contributions from non-gaming segments such as hotel, food and beverage and The House of Dancing Water, and our ongoing company-wide focus on cost control. Adjusted EBITDA is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Description of Certain Line Items of Our Consolidated Statement of Operations — Adjusted Property EBITDA and Adjusted EBITDA.”

Depreciation and amortization expense was US$90.2 million for the three months ended September 30, 2011, of which US$14.3 million was related to the amortization of our gaming subconcession and US$10.7 million was related to the amortization of land use rights. Depreciation and amortization expense increased by 15.5% from US$78.1 million for the three months ended September 30, 2010, primarily due to a full quarter of depreciation of The House of Dancing Water and amortization of the Studio City Project’s land use rights.

Total non-operating expense for the three months ended September 30, 2011 was US$36.9 million, which included net interest expense of US$30.7 million, other finance costs of US$3.4 million, a loss on foreign exchange of US$2.7 million in relation to our offshore cash balances and transaction costs of US$4.2 million associated with the proposed Hong Kong listing, partially offset by a gain of US$3.3 million in relation to a change in fair value of an existing interest rate swap arrangement. There was no capitalized interest during the three months ended September 30, 2011.

As a result of the foregoing, net income for the three months ended September 30, 2011 was US$113.3 million, or US$0.21 per ADS, compared to US$15.8 million, or US$0.03 per ADS, for the three months ended September 30, 2010.

As of September 30, 2011, we had US$1,450.5 million in cash and cash equivalents, including US$360.1 million of restricted cash. Our total debt was US$2.4 billion as of September 30, 2011.

On July 27, 2011, we completed the acquisition of 60% equity interest in Cyber One Group at which time we acquired the assets and liabilities of the Studio City Project. Cyber One Group did not have any operation and revenue before the acquisition. We principally acquired a parcel of land and related construction in progress through the acquisition of Cyber One Group and this transaction was accounted for as acquisition of assets and liabilities. The land use right and construction in progress recognized at the date of acquisition amounted to US$546.6 million and US$139.2 million, respectively.

Apart from the above assets acquired on July 27, 2011, capital expenditures for the three months ended September 30, 2011 totaled US$22.6 million, which comprised of US$8.1 million related to design and preliminary costs associated with the Studio City Project, US$4.9 million for the development of the new Mocha Clubs site, with the remainder predominantly attributable to various projects at City of Dreams.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a holding company that, through our subsidiaries, develops, owns and operates casino gaming and entertainment resort facilities in the Macau market. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control.

Our primary business segments consist of:

City of Dreams

City of Dreams, opened in June 2009, currently features a casino area of approximately 420,000 square feet with a total of approximately 400 gaming tables and approximately 1,300 gaming machines; approximately 1,400 hotel rooms and suites; over 20 restaurants and bars; 69 retail outlets; a wet stage performance theater; an audio visual multimedia experience; recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats opened in September 2010 featuring the “The House of Dancing Water” show produced by Franco Dragone. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011. City of Dreams targets premium mass market and rolling chip players from regional markets across Asia.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a five-star hotel featuring either an apartment hotel or a general hotel. Our decision on the development plan on such phase is subject to various considerations, including, among others, general market conditions, other business opportunities and the availability of additional financing. For the year ended December 31, 2010 and for the six months ended June 30, 2011, net revenues generated from City of Dreams amounted to US$1,638.4 million and US$1,108.3 million, representing 62.0% and 62.7% of our total net revenues, respectively.

Altira Macau

Altira Macau currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables, approximately 200 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the year ended December 31, 2010 and for the six months ended June 30, 2011, net revenues generated from Altira Macau amounted to US$859.8 million and US$577.0 million, representing 32.5% and 32.7% of our total net revenues, respectively.

Mocha Clubs

We currently operate nine Mocha Clubs with a total of more than 1,800 gaming machines in operation. Mocha Clubs focus primarily on leisure mass market gaming patrons, including day-trip customers, outside the conventional casino setting. For the year ended December 31, 2010 and for the six months ended June 30, 2011, net revenues generated from Mocha Clubs amounted to US$112.0 million and US$66.1 million, representing

4.2% and 3.7% of our total net revenues, respectively. The source of revenue was substantially all from slot machines. For the year ended December 31, 2010 and for the six months ended June 30, 2011, slot machine revenues represented 98.5% and 98.6%, respectively, of net revenues generated from Mocha Clubs.

Corporate and Others

Our Corporate and Others segment primarily includes Taipa Square Casino, a casino on Taipa Island, Macau operating within Hotel Taipa Square, which we operate under a right-to-use agreement, and other corporate costs. For the year ended December 31, 2010 and for the six months ended June 30, 2011, net revenues generated from Corporate and Others segment amounted to US$31.8 million and US$15.2 million, representing 1.2% and 0.9% of our total net revenues, respectively.

Recent Development — Studio City Project

On July 27, 2011, we acquired a 60% equity interest in the developer of the planned Studio City Project, which we envision as a large integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and in particular from Greater China. See “Business — Our Development Project — Studio City Project.”

Our net revenues for the years ended December 31, 2008, 2009 and 2010 were US$1,416.1 million, US$1,332.9 million and US$2,642.0 million, respectively. We incurred net losses of US$2.5 million, US$308.5 million and US$10.5 million for the years ended December 31, 2008, 2009 and 2010, respectively. During the same periods, casino revenues accounted for 99.3%, 97.9% and 96.5% of our total net revenues, respectively. Our net revenues for the six months ended June 30, 2010 and 2011 were US$1,141.2 million and US$1,766.5 million, respectively. We incurred a net loss of US$42.6 million for the six months ended June 30, 2010 and had a net income of US$73.8 million for the six months ended June 30, 2011. During the same periods, casino revenues accounted for 96.8% and 95.8% of our total net revenues, respectively.

Factors Affecting Our Operating Results

Growth of Gaming and Leisure Market in Macau

Our business is and will be influenced most significantly by the growth of the gaming market in Macau. Rapid growth in the Macau gaming market commenced with the decision to grant new gaming concessions by the Macau government in late 2001, and this growth has been facilitated by a number of drivers and initiatives which include, among others, favorable population demographics and economic growth across each of our Asian tourism source markets; substantial capital investment made by concessionaires and subconcessionaires, including us, into the development of branded and diversified destination resort properties; and the commitment by central and local governments to improve or develop infrastructure connecting Macau with its wider geography.

We expect that the local government will continue its focus of promoting the future development of Macau as a popular international destination for gaming patrons, other customers of leisure and hospitality services and MICE attendees, with the stated intention of increasing the potential universe of visitors to Macau and to extend the average length of visitor stay which has been historically short. Our business performance is expected to be impacted by changes in visitation patterns to Macau.

One of the primary drivers of Macau’s growth in both gaming and non-gaming revenues has been China’s rapid economic growth and the rapid expansion of a middle class exhibiting high savings rates and low personal debt with the opportunity to travel overseas. Continued and stable progress in the economic expansion of the domestic economy in China, any future appreciation of the Renminbi and further development of policy measures designed to advance economic co-operation between the Pearl River Delta, Hong Kong and Macau, transforming the region into a globally competitive hub of economic activity, is expected to serve to underpin the future development of our business opportunities.

In addition, gaming is a highly regulated industry in Macau and any adverse developments in the regulation of the gaming industry could have significant impact on our operations. For example, the Macau government has recently approved smoking control legislation, which will prohibit smoking in casinos from January 1, 2013. The legislation permits casinos to maintain designated smoking areas of up to 50% of their gaming areas which must be created by January 2013. Similar new laws or regulations may increase our costs of doing business and expose us to potential penalties and fines. See “Risk Factors — Risks Relating to the Gaming Industry in Macau — Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful” for more information.

Current Economic and Operating Environment

Economic conditions have a significant impact on our business. We benefited materially from the generally strong economic environment in 2007 and the first half of 2008. Beginning in the second half of 2008 and continuing into 2009, a number of factors, including a slowdown in the global economy, contracting credit markets, reduced consumer spending, visa restrictions on travel to Macau imposed by China and fears of H1N1 influenza, negatively impacted the gaming industry in Macau and our business performance. Since the second half of 2009, the economic environment has improved and visa restrictions imposed by China have eased, with gaming win, visitation, revenue growth and other key performance measures gaining strength. Our own results have improved along with the economic recovery although there can be no assurance that this will continue to remain the case. See “Risk Factors — Risks Relating to Our Business and Operations in Macau — Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.”

The Development and Opening of Our Properties

Our results of operations are significantly affected by the development and opening of our properties. The commencement of operations of a property can be, and historically has been, the primary driver for changes in our results of operations. When a property commences operations, we begin recording the related revenues and expenses as well as depreciation and interest expenses. For example, the opening of City of Dreams in June 2009 had a significant impact on our results of operations as a whole in 2009 and 2010. We expect that the planned construction, development and opening of the Studio City Project will also have a significant impact on our business operations, prospects and results of operations.

Relationships with Gaming Promoters

A significant number of our rolling chip customers are brought to us by gaming promoters, also known as junket operators. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, approximately 85.2%, 71.8%, 62.3%, 61.0% and 61.6% of our casino revenues from the rolling chip market segment were derived from customers sourced through our gaming promoters, respectively. Gaming promoters have historically played a critical role in the Macau gaming market and are important to the revenues of our casino business. Gaming promoters introduce high-spending rolling chip players to us and often assist those clients with their travel and entertainment arrangements. In addition, gaming promoters often extend credit to their players.

In exchange for their services, we pay the gaming promoters a commission based on either a percentage of the win/loss, the amount of turnover that we win or lose, or a percentage of the monthly rolling chip volume, the amount of rolling chips played at the tables. Under the revenue share-based arrangements, the gaming promoter participates in our gaming win/loss from the rolling chip patrons brought in by the gaming promoter. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap on gaming promoter commissions. In addition, to encourage gaming promoters to use our resort facilities for their rolling chip patrons in order to induce their rolling chip patrons to play at our casinos, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Macau laws require that gaming promoter commissions, including the allowances offered to them, must be capped at 1.25% of rolling chip volume, regardless of the commission structure.

We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history.

Competition

The Macau gaming market is rapidly evolving and increasingly competitive. At present, there are a total of six licensed gaming operators, including our subsidiary Melco Crown Gaming, under concessions and subconcessions in Macau. The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated under each concession or subconcession. Each of the current six operators has commenced casino operating activities and several have expansion plans announced or underway. Currently, there are 34 casinos in Macau, including 20 operated by SJM. Most of the gaming facilities scheduled to open in the next several years, including the Studio City Project, will be concentrated in Cotai, which is expected to feature a cluster of new casino resorts that are being designed on a larger scale and in the style of casino resorts located on the Las Vegas Strip. In addition, regionally, new gaming jurisdictions such as Singapore have opened in Asia, which has added to the overall competitive landscape. We compete to some extent with these new destinations. For more information, see “Risk Factors — Risks Relating the Gaming Industry in Macau — We face intense competition in Macau and elsewhere in Asia. We may not be able to compete successfully and may lose or be unable to gain market share.”

Casino Mix

Our results of operations are also affected by changes in our casino mix, in particular, the relative numbers of (i) our rolling chip gaming tables and non-rolling chip gaming tables, (ii) patrons sourced through our self-operated marketing networks and collaboration with gaming promoters and (iii) different table and machine games. As different market segments and operating formats have different revenue generation and cost structures, changes in our casino mix will have a significant impact on our operating results. For example, we provide extensive complementary services and incur certain expenses with respect to our rolling chip patrons, as a result, margins derived from our rolling chip market segment are generally lower than those from our mass market segment. In addition, margins derived from self-sourced gaming patrons are generally higher than those sourced from gaming promoters, primarily due to the higher commissions paid to the gaming promoters that we cooperate with. Furthermore, the respective rolling chip and non-rolling chip hold percentages for each of our gaming properties are different due to the differences in the mix of table and machine games, each of which has its own theoretical hold percentage, which, in turn, affect our results of operations.

Financing

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, the Studio City Project and potentially the next phase of City of Dreams. We have relied and intend in the future to rely on our operating cash flow and debt and equity funding to meet our financing needs and repay our indebtedness, as the case may be. See “— Description of Material Indebtedness.”

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

Key Performance Indicators, or KPIs

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

Table Games:

•	Table games win: the amount of wagers won net of wagers lost that is retained and recorded as casino revenue.

•	Drop: the amount of cash and net markers issued that are deposited in a gaming table’s drop box to purchase gaming chips, plus gaming chips purchased at the casino cage.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. We also use additional indicators to monitor table games performance for rolling chip and mass market segments;

•	Rolling chip volume: the amount of non-negotiable gaming chips wagered and lost by the rolling chip market segment.

•	Rolling chip hold percentage: rolling chip table games win as a percentage of rolling chip volume.

•	Non-rolling chip volume: the amount of table games drop in the mass market segment.

•	Non-rolling chip hold percentage: mass market table games win as a percentage of non-rolling chip volume.

Rolling chip volume and non-rolling chip volume are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Non-rolling chip volume measures buy in. Rolling chip volume is generally substantially higher than non-rolling chip volume. As these volumes are the denominator used in calculating hold percentage, with the same use of gaming win as the numerator, the hold percentage is generally lower in the rolling chip market segment than in the mass market segment.

Gaming Machines:

•	Gaming machine handle (volume): the total amount wagered in gaming machines in aggregate for the period cited.

•	Gaming machine hold percentage: actual win expressed as a percentage of gaming machine handle.

The table below sets forth our rolling chip volume, non-rolling chip volume, gaming machine handle and hold percentages for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in millions of US$, except percentages)
Altira Macau
Non-rolling chip volume	353.2	273.0	377.1	147.6	287.3
Non-rolling chip hold percentage	14.6%	16.0%	16.2%	16.6%	16.7%
Rolling chip volume	62,331.9	37,510.3	40,266.4	19,372.0	25,913.5
Rolling chip hold percentage	2.85%	2.55%	2.91%	3.01%	2.96%
Gaming machine handle	166.9	—	—	—	—
Gaming machine hold percentage	8.0%	—	—	—	—
City of Dreams
Non-rolling chip volume	—	912.6	2,059.4	963.1	1,397.5
Non-rolling chip hold percentage	—	16.3%	21.5%	21.2%	23.1%
Rolling chip volume	—	20,273.1	51,723.4	21,971.3	38.134.8
Rolling chip hold percentage	—	2.65%	2.92%	2.60%	2.69%
Gaming machine handle	—	738.1	1,849.9	899.1	1,080.2
Gaming machine hold percentage	—	5.1%	5.6%	5.4%	6.2%
Mocha Clubs
Gaming machine handle	2,064.5	2,179.1	2,625.8	1,253.4	1,458.8
Gaming machine hold percentage	4.4%	4.4%	4.2%	4.2%	4.5%

Our combined expected rolling chip hold percentage (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. Our combined expected non-rolling chip hold percentage is in the range from 18% to 22%, which is based on the mix of table games at our casino properties as each table game has its own theoretical hold percentage. Our combined expected gaming machine hold percentage is in the range from 5% to 6%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenue (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenue (less service charges, if any) by total rooms available, thereby representing a summary of hotel average daily room rates and occupancy.

Complimentary rooms, which are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

The table below sets forth our average daily rate, occupancy rate and revenue per available room for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in US$, except percentages)
Altira Macau
Average daily rate	236	219	166	166	198
Occupancy rate	94%	92%	94%	92%	97%
Revenue per available room	222	201	156	153	192
City of Dreams
Average daily rate	—	159	157	152	170
Occupancy rate	—	84%	80%	78%	89%
Revenue per available room	—	133	126	118	151

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates, including those relating to the estimated lives of depreciable assets, asset impairment, fair value of restricted shares and shares options granted, allowances for doubtful accounts, accruals for customer loyalty rewards, revenue recognition, income tax and fair value of derivative instruments and hedging activities. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the construction and development stage of our casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations and resort facilities are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of assets are periodically reviewed, including when changes in our business and the operating environment could result in a change in our use of those assets.

Estimated useful lives are as follows:

Classification	Estimated useful life
Buildings	7 to 25 years or over the term of the land use right agreement, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Plant and gaming machinery	3 to 5 years
Leasehold improvements	10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau and City of Dreams are March 2031 and August 2033, respectively. The maximum useful life of assets at Altira Macau and City of Dreams is therefore deemed to be the remaining life of the land concession contract. The amortization of land use rights is recognized from the date construction commences.

We will evaluate whether the term of the land concession contract is to be extended when it is probable that definitive registration will be obtained prior to the end of the land grant term.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 were US$1,191.2 million, US$828.7 million, US$119.7 million, US$64.4 million and US$15.8 million, respectively, of which 96.4%, 97.5%, 78.8%, 95.5% and 77.7%, were attributable to City of Dreams, respectively. The decreases in our capital expenditures for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 were in line with the decreased level of construction and development activities of City of Dreams. In July 2011, we acquired a 60% interest in the developer of the Studio City Project, for which we expect to incur significant capital expenditures. See “— Capital Expenditures” for more information.

We also evaluate the recoverability of our property and equipment and other long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying value of those assets to be held and used is measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

During the years ended December 31, 2008 and 2009, impairment losses of US$17,000 and US$282,000, respectively, were recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments. During the year ended December 31, 2009, an impairment loss of US$2.9 million was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement in December 2009. In May 2006, we entered into a conditional agreement to acquire a third development site, which is located on the shoreline of Macau Peninsula. The targeted purchase completion date for the acquisition passed and certain condition precedent to completion was not satisfied. The acquisition agreement was terminated by the relevant parties on December 17, 2009. Our decision to terminate the agreement to acquire the Macau Peninsula site was based on our view that Cotai has established itself as the primary location for future development projects. No impairment loss was recognized during the year ended December 31, 2010 and the six months ended June 30, 2010 and 2011.

Gaming Subconcession

The Macau government granted Melco Crown Gaming the right to operate its gaming business in Macau, for a period of 16 years, until the expiration of the subconcession on June 26, 2022. Melco Crown Gaming paid consideration of US$900 million to Wynn Macau for the subconcession. See “Regulations — The Subconcession.” Our subconcession is amortized using the straight-line method over the term of subconcession contract which is due to expire on June 26, 2022. As of June 30, 2011, the carrying amount of our subconcession was US$628.1 million.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing the trademarks of Mocha Clubs, arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our company in 2006, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates, long-term growth rates and appropriate market comparables.

A detailed evaluation was performed as of December 31, 2008, 2009 and 2010 and each computed fair value of our reporting unit was significantly in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2008, 2009 and 2010.

Trademarks of Mocha Clubs are tested for impairment at least annually or when significant adverse events occur that would impact the recoverability of the carrying value, using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2008, 2009 and 2010. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, appropriate discount rate and long-term growth rates.

Share-based Compensation

We issued restricted shares and share options under a share incentive plan adopted and revised by our board on November 28, 2006 and March 17, 2009 and approved by the shareholders on December 1, 2006 and May 19 2009, respectively, or the 2006 Share Incentive Plan. After our listing on the HKSE, all awards will be granted under a share incentive plan conditionally adopted by us pursuant to a resolution passed by our shareholder at an extraordinary general meeting on October 6, 2011, or the 2011 Share Incentive Plan. We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the service period in accordance with applicable accounting standards. We use the Black-Scholes valuation model to value the equity instruments issued. The Black-Scholes valuation model requires the use of highly subjective assumptions of expected volatility of the underlying stock, risk-free interest rates and the expected term of options granted. Management determines these assumptions through internal analysis and external valuations utilizing current market rates, making industry comparisons and reviewing conditions relevant to us.

The expected volatility and expected term assumptions can impact the fair value of restricted shares and share options. Because of our limited trading history in the United States as a public company, we estimate the expected volatility based on the historical volatility of a peer group of publicly traded companies, and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the restricted shares and share options we granted. For 2011 awards, a 10% change in the volatility assumption would have resulted in a US$0.6 million change in fair value and a 10% change in the expected term assumption would have resulted in a US$0.3 million change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

We follow the accounting standards on reporting revenue gross as a principal versus net as an agent, when accounting for the operations of the Taipa Square Casino and the Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given that we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, we are the owner of the hotel property and Hyatt operates the hotel under a management agreement as hotel manager, providing management services to us, and we receive all rewards and take substantial risks associated with the hotel business. As such, we are the principal and the transactions of the hotel are therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, our casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is reclassified from rooms costs, food and beverage costs, and entertainment, retail and other services costs and is primarily included in casino expenses.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers, including our gaming promoters, following investigations of creditworthiness. Such accounts receivable can be offset against commissions payable and any other valued items held by us for the respective customer. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, approximately 85.2%, 71.8%, 62.3%, 61.0% and 61.6% of our casino revenues were derived from customers sourced through our gaming promoters, respectively. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in foreign countries. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts, either on an individual account basis or for groups of similar types of gaming credit accounts, as well as management’s experience with collection trends in the casino industry, including our own collection efforts to date and current economic and business conditions. Such factors are used by us to determine and apply our standard reserve percentages for each group of similar type aged account balance. For those balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At June 30, 2011, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$3.0 million. As of October 31, 2011, the settlement amount for the accounts receivable as of June 30, 2011 was US$199.9 million, representing 65.5% of the accounts receivable before doubtful debts provision.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2008, 2009 and 2010 and June 30, 2011, we recorded valuation allowances of US$16.1 million, US$33.1 million, US$47.2 million and US$50.6 million, respectively, as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

Derivative Instruments and Hedging Activities

We seek to manage market risk, including interest rate risk associated with variable rate borrowings and exchange rate risk associated with interest payment of the borrowings denominated in foreign currencies, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments such as floating-for-fixed interest rate swap agreements and forward exchange rate contracts. We account for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

Description of Certain Line Items of Our Consolidated Statement of Operations

Net Revenues

The following table sets out a breakdown of our net revenues by type for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$)
Casino	1,405,932	1,304,634	2,550,542	1,104,839	1,692,361
Rooms	17,084	41,215	83,718	39,335	49,323
Food and beverage, entertainment, retail and others	21,503	40,057	89,358	38,167	70,508
Less: Promotional allowances	(28,385)	(53,033)	(81,642)	(41,096)	(45,650)

Net revenues	1,416,134	1,332,873	2,641,976	1,141,245	1,766,542

We generate revenues from our casino, rooms, food and beverage, entertainment, retail and other operations. Our casino revenues from the rolling chip table game segment is generated from premium direct players who independently visit us or customers that are referred to us by our associated gaming promoters. Our casino revenues from mass market table games segment is generated by table games customers who visit the property independent of a gaming promoter. Our casino revenues from gaming machine operations is based on the amount of handle that is retained by us. Both City of Dreams and Altira Macau also operate hotel rooms and suites.

The following table sets out a breakdown of our net revenues by segment for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$)
City of Dreams	—	552,141	1,638,401	645,644	1,108,276
Altira Macau	1,313,047	658,043	859,755	427,846	576,952
Mocha Clubs	91,967	97,984	111,984	53,638	66,142
Corporate and Others(1)	11,120	24,705	31,836	14,117	15,172

Total net revenues	1,416,134	1,332,873	2,641,976	1,141,245	1,766,542

Note:

(1)	Includes Taipa Square Casino.

City of Dreams. Net revenues generated from City of Dreams business amounted to US$552.1 million and US$1,638.4 million for the years ended December 31, 2009 and 2010, respectively, and US$645.6 million and US$1,108.3 million for the six months ended June 30, 2010 and 2011, respectively. Our City of Dreams’ net revenues mainly consist of casino revenues from rolling chip table games segment, mass market table games segment and gaming machines operations. The remaining revenues are rooms and other non-casino revenues, including revenues generated from The House of Dancing Water, which opened in September 2010.

Altira Macau. Net revenues generated from Altira Macau amounted to US$1,313.0 million, US$658.0 million and US$859.8 million for the years ended December 31, 2008, 2009 and 2010, respectively, and US$427.8 million and US$577.0 million for the six months ended June 30, 2010 and 2011, respectively. Our Altira Macau’s net revenues mainly consist of casino revenues from rolling chip table games segment and mass market table games segment. The remaining revenues are rooms and other non-casino revenues.

Mocha Clubs. Net revenues generated from Mocha Clubs amounted to US$92.0 million, US$98.0 million and US$112.0 million for the years ended December 31, 2008, 2009 and 2010, respectively, and US$53.6 million and US$66.1 million for the six months ended June 30, 2010 and 2011, respectively. Our Mocha Clubs’ net revenues are mainly generated from gaming machine operations.

Operating Costs and Expenses

Operating costs and expenses consist of casino, rooms, food and beverage, entertainment, retail and other costs and expenses, general and administrative expenses, depreciation and amortization, amortization of gaming subconcession, amortization of land use rights, pre-opening costs and property charges and others.

Casino expenses. Casino expenses consist primarily of gaming taxes, a gaming premium, commissions paid to our associated gaming promoters (net of amounts indirectly rebated to customers), payroll expenses and gaming supplies. Gaming taxes include a 35% special gaming tax and a 4.0% special levy on gaming revenues payable to the Macau government. The annual premium consists of a fixed premium and a variable premium based on the number of VIP gaming tables, mass market gaming tables and gaming machines. Commissions paid to our associated gaming promoters (net of amounts indirectly rebated to customers) amounted to US$253.9 million, US$180.9 million and US$238.7 million for the years ended December 31, 2008, 2009 and 2010 respectively, and US$104.1 million and US$161.9 million for the six months ended June 30, 2010 and 2011, respectively. Estimated costs of providing promotional allowances, which include rooms, food and beverage, entertainment, retail and other services furnished to guests without charge, are also primarily included in casino expenses.

Room expenses. Room expenses consist primarily of payroll expenses, supplies and laundry expenses.

General administrative expenses. General and administrative expenses include payroll, marketing and advertising and other property operating expenses.

Pre-opening costs. Pre-opening costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations, which are expensed as incurred.

Adjusted Property EBITDA and Adjusted EBITDA

Our adjusted property EBITDA were US$188.3 million, US$95.8 million and US$489.8 million for the years ended December 31, 2008, 2009 and 2010, respectively, and US$185.9 million and US$372.9 million for the six months ended June 30, 2010 and 2011, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$133.7 million, US$326.3 million and US$29.8 million, respectively, for the year ended December 31, 2010 and US$114.1 million, US$237.4 million and US$21.4 million, respectively, for the six months ended June 30, 2011. Our adjusted EBITDA were US$157.0 million, US$55.8 million and US$430.4 million for the years ended December 31, 2008, 2009 and 2010, respectively, and US$160.3 million and US$337.6 million for the six months ended June 30, 2010 and 2011, respectively. Our management uses adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses adjusted property EBITDA and adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, adjusted property EBITDA or adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and adjusted EBITDA presented in this prospectus may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this document, less reliance should be placed on adjusted property EBITDA or adjusted EBITDA as a measure in assessing our overall financial performance.

Results of Operations

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties. In addition to our debt facility, we currently rely on operating cash flows from three businesses, City of Dreams, Altira Macau and Mocha Clubs, all of which are in Macau, which expose us to certain risks that competitors, whose operations are more diversified, may be better able to control. The following summarizes the results of our operations for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$)
Net revenues	1,416,134	1,332,873	2,641,976	1,141,245	1,766,542
Total operating costs and expenses	(1,414,960)	(1,604,920)	(2,549,464)	(1,142,479)	(1,602,740)
Operating income (loss)	1,174	(272,047)	92,512	(1,234)	163,802
Net (loss) income	(2,463)	(308,461)	(10,525)	(42,575)	73,808

The opening of City of Dreams in June 2009 and the progressive addition to its operations, including the opening of Grand Hyatt Macau in the fourth quarter of 2009 and the opening of The House of Dancing Water in September 2010, have significant impact on our results of operations for the periods presented.

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Revenues

Our total net revenues for the six months ended June 30, 2011 were US$1.77 billion, an increase of US$625.3 million, or 54.8%, from US$1.14 billion for the six months ended June 30, 2010. The increase in total net revenues was primarily driven by the significant improvements in operating performance at City of Dreams and Altira Macau, as well as contributions from The House of Dancing Water.

Our total net revenues for the six months ended June 30, 2011 comprised of US$1.69 billion of casino revenues, representing 95.8% of our total net revenues, and US$74.2 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the six months ended June 30, 2010 comprised of US$1.10 billion of casino revenues, representing 96.8% of our total net revenues, and US$36.4 million of net non-casino revenues.

Casino. Casino revenues for the six months ended June 30, 2011 were US$1.69 billion, representing a US$587.5 million, or 53.2%, increase from casino revenues of US$1.10 billion for the six months ended June 30, 2010, primarily due to an increase in casino revenues at City of Dreams of US$424.6 million, or 68.8%, and at Altira Macau of US$149.4 million, or 35.5%. This increase was primarily driven by increased rolling chip and non-rolling chip volume at both City of Dreams and Altira Macau.

Altira Macau. Altira Macau’s rolling chip volume for the six months ended June 30, 2011 was US$25.9 billion, representing an increase of US$6.5 billion, or 33.8%, from US$19.4 billion for the six months ended June 30, 2010. Rolling chip hold percentage (calculated before discounts and commissions) was 2.96% for the six months ended June 30, 2011, within our expected level of 2.7% to 3.0%, and a slight decrease from 3.01% for the six months ended June 30, 2010. In the mass market table games segment, non-rolling chip volume was US$287.3 million for the six months ended June 30, 2011, representing an increase of 94.6% from US$147.6 million for the six months ended June 30, 2010. The non-rolling chip hold percentage was 16.7% for the six months ended June 30, 2011, within our expected range for that period of 16.0% to 20.0% and a slight increase from 16.6% for the six months ended June 30, 2010.

City of Dreams. City of Dreams’ rolling chip volume for the six months ended June 30, 2011 of US$38.1 billion represented an increase of US$16.2 billion, or 73.6%, from US$22.0 billion for the six months ended June 30, 2010. Rolling chip hold percentage (calculated before discounts and commissions) was 2.69% for the six months ended June 30, 2011, slightly below our expected range of 2.7% to 3.0%, and an improvement from 2.60% for the six months ended June 30, 2010. In the mass market table games segment, non-rolling chip volume was US$1,397.5 million for the six months ended June 30, 2011 which represented an increase of US$434.4 million, or 45.1%, from US$963.1 million for the six months ended June 30, 2010. The non-rolling chip hold percentage was 23.1% in the six months ended June 30, 2011, which is within our expected range for that period of 21.0% to 25.0% and increased from 21.2% for the six months ended June 30, 2010. Average net win per gaming machine per day was US$286 for the six months ended June 30, 2011, an increase of US$80, or 38.8%, from US$206 for the six months ended June 30, 2010.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the six months ended June 30, 2011 was US$229, an increase of approximately US$43, or 23.1%, from US$186 for the six months ended June 30, 2010.

Rooms. Room revenues for the six months ended June 30, 2011 were US$49.3 million, representing a US$10.0 million, or 25.4%, increase from room revenues of US$39.3 million for the six months ended June 30, 2010 primarily due to increase in visitation and positive impact from the opening of The House of Dancing Water in September 2010. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$198, 97% and US$192, respectively, for the six months ended June 30, 2011, as compared to US$166, 92% and US$153, respectively, for the six months ended June 30, 2010. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$170, 89% and US$151, respectively for the six months ended June 30, 2011, as compared to US$152, 78% and US$118, respectively, for the six months ended June 30, 2010.

Food, beverage and others. Other non-casino revenues for the six months ended June 30, 2011 included food and beverage revenues of US$29.3 million, and entertainment, retail and other revenues of approximately US$41.2 million. Other non-casino revenues for the six months ended June 30, 2010 included food and beverage revenues of US$27.4 million, and entertainment, retail and other revenues of approximately US$10.8 million. The increase of US$32.3 million in food, beverage and other revenues from the six months ended June 30, 2010 to the six months ended June 30, 2011 was primarily due to an increase in visitation and positive impact from the opening of The House of Dancing Water, in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$1.60 billion for the six months ended June 30, 2011, representing an increase of US$460.3 million, or 40.3%, from US$1.14 billion for the six months ended June 30, 2010. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau in line with the increased gaming volume and associated increase in revenues, as well as the increase in operating costs associated with the opening of The House of Dancing Water in September 2010.

Casino. Casino expenses increased by US$407.9 million, or 47.1%, to US$1.27 billion for the six months ended June 30, 2011 from US$865.8 million for the six months ended June 30, 2010 primarily due to additional gaming tax and other levies and commission expenses of US$317.1 million and US$57.8 million, respectively, as a result of the increased casino revenues as well as other operating costs, such as payroll and utility expenses of US$33.0 million.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 33.4% to US$9.0 million for the six months ended June 30, 2011 from US$6.8 million for the six months ended June 30, 2010, primarily due to increased occupancy as a result of increased visitation.

Food, beverage and others. Food, beverage and others expenses increased by US$26.2 million, or 134.7%, to US$45.7 million for the six months ended June 30, 2011 from US$19.5 million for the six months ended June 30, 2010, primarily driven by the increased visitation of The House of Dancing Water, which opened in September 2010.

General and administrative. General and administrative expenses increased by US$13.0 million, or 14.2%, to US$104.3 million for the six months ended June 30, 2011 from US$91.3 million for the six months ended June 30, 2010, primarily due to an increase in payroll expenses, utilities and transportation costs to support the substantially improved performance at City of Dreams and Altira Macau.

Pre-opening costs. Pre-opening costs were US$1.3 million for the six months ended June 30, 2011 as compared to US$7.0 million for the six months ended June 30, 2010. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the six months ended June 30, 2011 related to the opening of Club Cubic at City of Dreams in April 2011 and the pre-opening costs for six months ended June 30, 2010 related to the opening of The House of Dancing Water.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at US$28.6 million for each of the six months ended June 30, 2010 and 2011.

Amortization of land use rights. Amortization of land use rights expenses was US$9.8 million for each of the six months ended June 30, 2011 and 2010, respectively.

Depreciation and amortization. Depreciation and amortization expense increased by US$14.4 million, or 12.7%, to US$128.1 million for the six months ended June 30, 2011 from US$113.7 million for the six months ended June 30, 2010 primarily due to depreciation of assets placed into service associated with the opening of The House of Dancing Water in September 2010.

Property charges and others. Property charges and others for the six months ended June 30, 2011 were US$1.0 million, which related to a donation made to support relief efforts for the Japan earthquake. Property charges and others for the six months ended June 30, 2010 were a gain of US$34,000 attributable to the reversal of provision made in 2009 for re-branding of Altira Macau.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain, net, costs associated with debt modification, loss on extinguishment of debt and reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses.

Interest income was US$0.9 million for the six months ended June 30, 2011, as compared to US$0.2 million for the six months ended June 30, 2010. The increase is primarily driven by improvements in our operating cash flows as a result of the significant improvements in operating performance during the six months ended June 30, 2011.

Interest expenses were US$54.9 million with no interest capitalized for the six months ended June 30, 2011, compared to US$36.9 million, net of capitalized interest of US$8.2 million for the six months ended June 30, 2010. The increase in net interest expenses of US$17.9 million was primarily due to US$23.3 million of higher interest expenses associated with the issuance of the Senior Notes in May 2010 as a full half-year of fixed interest was recognized for the six months ended June 30, 2011, an increase of US$3.0 million for interest charges on the RMB Bonds and the deposit-linked loan issued in May 2011, together with a decrease in capitalized interest of US$8.2 million as such charges were not eligible for capitalization following the opening of The House of Dancing Water in September 2010, offset in part by a decrease of US$16.3 million of interest charges on our City of Dreams Project Facility, net of interest on interest rate swap agreements, primarily due to a lower outstanding balance as a result of repayments made in accordance to the amortization schedule.

Other finance costs for the six months ended June 30, 2011 of US$8.7 million, included US$8.2 million of amortization of deferred financing costs and loan commitment fees of US$0.5 million. Other finance costs for the six months ended June 30, 2010 of US$2.6 million, included US$6.9 million of amortization of deferred financing costs and a credit amount of US$4.3 million of loan commitment fees. The increase in amortization of deferred financing costs compared to the six months ended June 30, 2010 was primarily due to the amortization of additional costs capitalized as deferred financing costs relating to the RMB Bonds issued in May 2011 and recognition of a full half year of amortization of such costs related to the issuance of the Senior Notes in May 2010. The credit amount of loan commitment fees during the six months ended June 30, 2010 included a reversal of commitment fee not required of US$4.6 million.

Costs associated with debt modification of US$3.2 million for the six months ended June 30, 2010 related to the amendment of the City of Dreams Project Facility in May 2010 which included a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the revolving credit facility granted under the City of Dreams Project Facility, originally for a sum of US$250.0 million. There were no costs associated with debt modification for the six months ended June 30, 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011, as described in “— Description of Material Indebtedness,” was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the six months ended June 30, 2011. There were no loss on extinguishment of debt for the six months ended June 30, 2010.

The reclassification of US$4.3 million relating to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statements of operations for the six months ended June 30, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011.

Income tax credit (expenses)

The effective tax rate for the six months ended June 30, 2011 was a positive rate of 0.1%, as compared to a positive rate of 0.3% for the six months ended June 30, 2010. Such rates for the six months ended June 30, 2011 and 2010 differ from the statutory Macau complementary tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the six months ended June 30, 2011 and 2010 and the effect of a tax holiday of US$25.3 million and US$5.0 million on the net income of our Macau gaming operations during the six months ended June 30, 2011 and 2010, respectively due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net income (loss)

As a result of the foregoing, we had a net income of US$73.8 million for the six months ended June 30, 2011, compared to a net loss of US$42.6 million for the six months ended June 30, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our total net revenues for the year ended December 31, 2010 were US$2.64 billion, an increase of US$1.31 billion, or 98.2%, from US$1.33 billion for the year ended December 31, 2009. The increase in total net revenues was primarily driven by the improvement in results, and a full year operation in 2010, of City of Dreams which opened in June 2009 and generated US$1.09 billion more in net revenues as compared to the year ended December 31, 2009, as well as an increase in rolling chip volume and hold percentage at Altira Macau.

Our total net revenues for the year ended December 31, 2010 comprised of US$2.55 billion of casino revenues, representing 96.5% of our total net revenues, and US$91.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2009 comprised of US$1.30 billion of casino revenues, representing 97.9% of our total net revenues, and US$28.2 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2010 were US$2.55 billion, representing a US$1.25 billion, or 95.5%, increase from casino revenues of US$1.30 billion for the year ended December 31, 2009, primarily due to the casino revenues of US$1.03 billion attributable to a full-year operation and improvement in results of City of Dreams which opened in June 2009, and an increase in casino revenues generated by Altira Macau from US$653.0 million to US$846.9 million which was primarily driven by an increase in rolling chip volume and higher rolling chip hold percentage.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2010 was US$40.3 billion, representing an increase of US$2.8 billion from US$37.5 billion for the year ended December 31, 2009. Rolling chip hold percentage (calculated before discounts and commissions) was 2.91% for the year ended December 31, 2010, within our expected level of 2.7% to 3.0%, and an increase from 2.55% for the year ended December 31, 2009. In the mass market table games segment, non-rolling chip volume was US$377.1 million for the year ended December 31, 2010, representing an increase of 38.2% from US$273.0 million for the year ended December 31, 2009. The non-rolling chip hold percentage was 16.2% for the year ended December 31, 2010, within our expected range of 16.0% to 20.0% and an increase from 16.0% for the year ended December 31, 2009.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2010 of US$51.7 billion represented an increase of US$31.5 billion from US$20.3 billion for the year ended December 31, 2009. Rolling chip hold percentage (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2010, within our expected level of 2.7% to 3.0% and an increase from 2.65% for the year ended December 31, 2009. In the mass market table games segment, non-rolling chip volume was US$2.06 billion for the year ended December 31, 2010 which increased by 126% from US$912.6 million for the year ended December 31, 2009. The non-rolling chip hold percentage was 21.5% for the year ended December 31, 2010, which was within our expected range of 18.0% to 22.0% and significantly increased from 16.3% for the year ended December 31, 2009. The non-rolling chip hold percentage of 16.3% for the year ended December 31, 2009 at City of Dreams was within the range expected for the first six months of a new property. The expected range of non-rolling chip hold percentage is different for Altira Macau and City of Dreams due to a difference in the mix of table games, each of which has its own theoretical hold percentage. Average net win per gaming machine per day at City of Dreams was US$219 for the year ended December 31, 2010, an increase of US$82 from the year ended December 31, 2009.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2010 was US$192, an increase of approximately US$11 over the year ended December 31, 2009.

Rooms. Room revenues for the year ended December 31, 2010 were US$83.7 million, representing a US$42.5 million, or 103.1%, increase from room revenues of US$41.2 million for the year ended December 31, 2009, primarily due to the opening of City of Dreams in June 2009, resulting in approximately 1,650 hotel rooms available for a full-year across both properties. Altira Macau’s average daily rate, occupancy and REVPAR were US$166, 94% and US$156, respectively, for 2010, as compared to US$219, 92% and US$201, respectively, for the year ended December 31, 2009. The decrease in Altira Macau’s average daily rate for the year ended December 31, 2010 was attributable to a greater proportion of rooms being allocated to gaming customers, to whom we typically provide additional discounts and promotional services, in line with our casino revenue growth. City of Dreams’ average daily rate, occupancy and REVPAR were US$157, 80% and US$126, respectively, for the year ended December 31, 2010 as compared to US$159, 84% and US$133, respectively, for the year ended December 31, 2009.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of US$56.7 million, and entertainment, retail and other revenues of approximately US$32.7 million. Other non-casino revenues for the year ended December 31, 2009 included food and beverage revenue of US$28.2 million, and entertainment, retail and other revenues of approximately US$11.9 million. The increase of US$49.3 million in non-casino revenues was primarily due to a full-year of operation of City of Dreams in 2010, increased retail leased space at City of Dreams and the opening of The House of Dancing Water in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$2.55 billion for the year ended December 31, 2010, representing an increase of US$944.5 million, or 58.9%, from US$1.60 billion for the year ended December 31, 2009. The increase in operating costs of US$944.5 million was primarily due to the commencement of operations at City of Dreams in June 2009, followed by the opening of Grand Hyatt in the fourth quarter of 2009 and The House of Dancing Water in September 2010, and an increase in operating costs at Altira Macau associated with the increase in revenues as described above.

Casino. Casino expenses increased by US$818.7 million, or 72.4%, to US$1.95 billion for the year ended December 31, 2010 from US$1.13 billion for the year ended December 31, 2009, primarily due to an increase in casino revenues as a result of the full-year operation of City of Dreams in 2010, as well as additional gaming tax and other levies of US$624.5 million, charged at a rate of 39%.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 153.8% to US$16.1 million for the year ended December 31, 2010 from US$6.4 million for the year ended December 31, 2009, primarily due to the full-year operation of City of Dreams in 2010.

Food, beverage and others. Food, beverage and other expenses increased by US$31.8 million, or 152.5%, to US$52.7 million for the year ended December 31, 2010 from US$20.9 million for the year ended December 31, 2009, primarily due to the full-year operation of City of Dreams in 2010 and the opening of The House of Dancing Water in September 2010.

General and administrative. General and administrative expenses increased by US$68.8 million, or 52.6%, to US$199.8 million for the year ended December 31, 2010 from US$131.0 million for the year ended December 31, 2009, primarily due to an increase of US$56.9 million for the full-year operation of City of Dreams in 2010 and US$14.1 million of increased corporate payroll and other costs. The increase primarily related to payroll expenses, utilities, transportation costs and bank charges. Corporate payroll and other costs increased in line with our planned growth.

Pre-opening costs. Pre-opening costs were US$18.6 million for the year ended December 31, 2010 as compared to US$91.9 million for the year ended December 31, 2009. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2010 related to the opening of The House of Dancing Water in September 2010 and the pre-opening costs for the year ended December 31, 2009 related to the opening of City of Dreams in June 2009.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for both the year ended December 31, 2009 and the year ended December 31, 2010.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$19.5 million for the year ended December 31, 2010 from US$18.4 million for the year ended December 31, 2009 was due to the increase in land premium associated with the increase of the developed gross floor area by approximately 1.6 million square feet of Cotai Land in Macau where the City of Dreams site is located, commencing in November 2009, when we accepted in principle the initial terms for such revision of the land lease agreement.

Depreciation and amortization. Depreciation and amortization expense increased by US$94.4 million, or 66.6%, to US$236.3 million for the year ended December 31, 2010 from US$141.9 million for the year ended December 31, 2009, primarily due to depreciation of assets placed into service associated with the opening of City of Dreams in June 2009 and Grand Hyatt Macau and The House of Dancing Water which were progressively added to City of Dreams operations in the fourth quarter of 2009 and September 2010, respectively.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and other for the year ended December 31, 2010 were less than US$0.1 million. Property charges and others for the year ended December 31, 2009 were US$7.0 million which primarily included US$4.1 million related to the re-branding of Altira Macau and US$2.9 million related to asset write-offs as a result of our termination of the Macau Peninsula project.

Non-operating expenses

Non-operating expenses consists of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain, net, costs associated with debt modification as well as other non-operating income, net.

Interest income was US$0.4 million for the year ended December 31, 2010, as compared to US$0.5 million for the year ended December 31, 2009.

Interest expenses were US$93.4 million, net of capitalized interest of US$11.8 million, for the year ended December 31, 2010, compared to US$31.8 million, net of capitalized interest of US$50.5 million for the year ended December 31, 2009. The increase in interest expenses of US$61.5 million was primarily due to a US$38.9 million interest related to the Senior Notes issued in May 2010 together with a decrease in capitalized interest of US$38.7 million due to the decrease in interest eligible for capitalization following the opening of City of Dreams, Grand Hyatt and The House of Dancing Water in June 2009, the fourth quarter of 2009 and September 2010, respectively, offset in part by a decrease of US$13.1 million of interest charges on our City of Dreams Project Facility, net of interest rate swap agreements, primarily as a result of reducing the indebtedness by US$444.1 million by applying a portion of the net proceeds from the sale of the Senior Notes.

Other finance costs for the year ended December 31, 2010 included US$14.3 million of amortization of deferred financing costs net of capitalization, which primarily increased from the year ended December 31, 2009 due to the ineligibility for further capitalization following the completion and opening of City of Dreams in June 2009, and a credit of US$3.8 million of loan commitment fees related to our City of Dreams Project Facility. Other finance costs for 2009 included US$6.0 million of amortization of deferred financing costs net of capitalization and US$2.3 million of loan commitment fees related to our City of Dreams Project Facility.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of City of Dreams Project Facility which includes a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the revolving credit facility. There were no costs associated with debt modification for the year ended December 31, 2009.

Income tax credit (expenses)

The effective tax rate for the year ended December 31, 2010 was a negative rate of 9.6%, as compared to a positive rate of 0.04% for the year ended December 31, 2009. Such rates differ from the statutory Macau complementary tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the year ended December 31, 2009 and the year ended December 31, 2010, the impact of a net loss of Macau gaming operations during the year ended December 31, 2009 and the effect of tax holiday of US$28.1 million for the year ended December 31, 2010 due to our income tax exemption in Macau. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss

As a result of the foregoing, there was a net loss of US$10.5 million for the year ended December 31, 2010, compared to a net loss of US$308.5 million for the year ended December 31, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Our total net revenues for the year ended December 31, 2009 were US$1.33 billion, a decrease of US$83.3 million, or 5.9%, from US$1.42 billion for the year ended December 31, 2008. The decrease in total net revenues was primarily due to a decline in global economic conditions combined with low rolling chip hold percentage at Altira Macau, partially offset by the opening of City of Dreams in June 2009, which contributed US$552.1 million in net revenues.

Our net revenues for the year ended December 31, 2009 were comprised of US$1.30 billion in casino revenues, representing 97.9% of our total net revenues, and US$28.2 million of net non-casino revenues. Our net revenues for the year ended December 31, 2008 were comprised of US$1.41 billion in casino revenues, representing 99.3% of our total net revenues, and US$10.2 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2009 were US$1.30 billion, representing a US$101.3 million, or 7.2%, decrease from casino revenues of US$1.41 billion for the year ended December 31, 2008, primarily due to a decrease in casino revenues at Altira Macau by US$651.0 million to US$653.0 million, mainly as a result of a decline in rolling chip volume combined with lower rolling chip hold percentage, partially offset by casino revenues of US$532.5 million attributable to the opening of City of Dreams in June 2009.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2009 was US$37.5 billion, representing a decrease of US$24.8 billion from US$62.3 billion for the year ended December 31, 2008, primarily due to the global financial crisis and an increasingly competitive business environment. Altira Macau’s hold percentage for rolling chip table games (calculated before discounts and commissions) was 2.55% for the year ended December 31, 2009, below our expected level of 2.85% and a decrease from 2.85% for the year ended December 31, 2008. In the mass market table games segment, non-rolling chip volume was US$273.0 million for the year ended December 31, 2009, representing a decrease of 22.7% from US$353.2 million for the year ended December 31, 2008. The non-rolling chip hold percentage was 16.0% for the year ended December 31, 2009, which was within our expected range of 16.0% to 20.0% and an increase from 14.6% for the year ended December 31, 2008.

City of Dreams. City of Dreams’ rolling chip volume was US$20.3 billion and hold percentage for rolling chip table games (calculated before discounts and commissions) was 2.65% for the year ended December 31, 2009, below our expected level of 2.85%. In the mass market table games segment, non-rolling chip volume totaled US$912.6 million and the hold percentage was 16.3%, which was within our expected range of 16.0% to 20.0% for the year ended December 31, 2009. Average net win per gaming machine per day was US$137.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2009 was US$182, a decrease of approximately US$54 over the year ended December 31, 2008.

Rooms. Room revenues for the year ended December 31, 2009 were US$41.2 million, representing a US$24.1 million, or 141.2%, increase from room revenue of US$17.1 million for the year ended December 31, 2008, primarily due to the opening of City of Dreams, with approximately 1,650 hotel rooms across both properties. Altira Macau’s average daily rate, occupancy and REVPAR were US$219, 92% and US$201, respectively, for the year ended December 31, 2009, as compared to US$236, 94% and US$222, respectively, for the year ended December 31, 2008. City of Dreams’ average daily rate, occupancy and REVPAR were US$159, 84% and US$133, respectively for the year ended December 31, 2009.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2009 included food and beverage revenues of US$28.2 million, and entertainment, retail and other revenue of approximately US$11.9 million. Other non-casino revenue for the year ended December 31, 2008 included food and beverage revenue of US$16.1 million, and entertainment, retail and other revenue of approximately US$5.4 million. The increase of US$18.6 million was primarily due to the opening of City of Dreams in June 2009, offset in part by a decrease in other non-casino revenues at Altira Macau as a result of reduced visitation.

Operating costs and expenses

Our total operating costs and expenses were US$1.60 billion for the year ended December 31, 2009, representing an increase of US$190.0 million, or 13.4%, from US$1.41 billion for the year ended December 31, 2008. The increase was primarily related to the commencement of operations at City of Dreams in June 2009, which was partially offset by a decrease in operating costs at Altira Macau primarily due to cost-savings initiatives.

Casino. Casino expenses decreased by US$29.6 million, or 2.6%, to US$1.13 billion for the year ended December 31, 2009 from US$1.16 billion for the year ended December 31, 2008, primarily due to decreases in the gaming tax of US$328.3 million and in casino-related expenses of US$140.9 million associated with payroll-related expenses and our rolling chip program at Altira Macau. This decrease was offset by an increase of US$440.7 million in casino expenses attributable to the opening of City of Dreams in June 2009.

Rooms. Room expenses, which comprised of the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 373.7% to US$6.4 million for the year ended December 31, 2009 from US$1.3 million for the year ended December 31, 2008, primarily due to the commencement of operations at City of Dreams in June 2009.

Food, beverage and others. Food, beverage and other expenses increased by US$6.9 million, or 49.1%, to US$20.9 million for the year ended December 31, 2009 from US$14.0 million for the year ended December 31, 2008, primarily due to the commencement of operations at City of Dreams in June 2009, offset in part by a decrease in expenses at Altira Macau in line with the decrease in non-casino revenues.

General and administrative. General and administrative expenses increased by US$40.3 million, or 44.4%, to US$131.0 million for the year ended December 31, 2009 from US$90.7 million for the year ended December 31, 2008, primarily due to the commencement of operations at City of Dreams in June 2009. The increase primarily related to payroll expenses, utilities, transportation costs and bank charges. Corporate payroll and other costs increased as we were building our corporate infrastructure to support our planned growth.

Pre-opening costs. Pre-opening costs of US$91.9 million were incurred for the year ended December 31, 2009 relating to the opening of City of Dreams. For the year ended December 31, 2008, we incurred pre-opening costs associated with City of Dreams of US$21.8 million. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with the opening of the property.

Amortization of gaming subconcession. Amortization of our gaming subconcession recorded on a straight-line basis remained stable at US$57.2 million for the year ended December 31, 2008 and the year ended December 31, 2009.

Amortization of land use rights. Amortization of land use rights expenses for the year ended December 31, 2009 of US$18.4 million remained relatively consistent with those from the year ended December 31, 2008 of US$18.3 million.

Depreciation and amortization. Depreciation and amortization expense increased by US$90.5 million, or 176.1%, to US$141.9 million for the year ended December 31, 2009 from US$51.4 million for the year ended December 31, 2008, primarily due to depreciation of assets of City of Dreams following its opening in June 2009.

Property charges and others. Property charges and others generally includes costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2009 was US$7.0 million, which primarily included US$4.1 million related to the re-branding of Altira Macau and US$2.9 million related to asset write-offs as a result of our termination of the Macau Peninsula project. Property charges and others for the year ended December 31, 2008 was US$0.3 million related to a minor reconfiguration of the casino at Altira Macau.

Non-operating expenses

Non-operating expenses consists of interest income, interest expenses (net of capitalized interest), amortization of deferred financing costs, loan commitment fees, foreign exchange gain, net as well as other non-operating income.

Interest income decreased by US$7.7 million, or 93.9%, to US$0.5 million for the year ended December 31, 2009, mainly due to a decline in interest rates and a decrease in average cash balances as a result of increased investment in completing the construction of City of Dreams.

Total interest expenses, which primarily included interest paid or payable on shareholder loans, the City of Dreams Project Facility and interest rate swap agreements for the year ended December 31, 2008 and the year ended December 31, 2009 totaled US$49.6 million and US$82.3 million respectively, of which US$49.6 million and US$50.5 million was capitalized, respectively. Interest expenses, net of capitalized interest increased by US$31.8 million, primarily due to cessation of capitalizable interest following the opening of City of Dreams in June 2009 together with additional borrowings under the City of Dreams Project Facility.

Other finance costs included US$6.0 million of amortization of deferred financing costs net of capitalization and US$2.3 million of loan commitment fees related to the City of Dreams Project Facility. The decrease from the year ended December 31, 2008 was attributable to decreases in the undrawn commitments as a result of drawdowns on the City of Dreams Project Facility during the second half of 2008 and the first half of 2009.

Net foreign exchange gains for the year ended December 31, 2009 were US$0.5 million, mainly resulting from foreign exchange transaction gains on Australian dollars, compared to US$1.4 million of net foreign exchange gains for the year ended December 31, 2008. Other non-operating income increased to US$2.5 million for the year ended December 31, 2009 from US$1.0 million for the year ended December 31, 2008.

Income tax credit

Our effective income tax rate was a positive rate of 0.04% for the year ended December 31, 2009, as compared to a positive rate of 37.4% for the year ended December 31, 2008. The positive effective income tax rates for the year ended December 31, 2008 and the year ended December 31, 2009 differed from the statutory Macau complementary tax rate of 12% primarily due to the effect of a change in valuation allowance on the net deferred tax assets for the year ended December 31, 2008 and the year ended December 31, 2009, the impact of the net loss of Macau gaming operations during the year ended December 31, 2009 and the effect of a tax holiday of US$8.9 million on the net income of Macau gaming operations during the year ended December 31, 2008 due to our income tax exemption in Macau. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss

As result of the foregoing, there was a net loss of US$308.5 million for the year ended December 31, 2009, compared to a net loss of US$2.5 million for the year ended December 31, 2008.

Liquidity and Capital Resources

We generally funded our operations and development projects from cash generated from our operations, our debt and equity financings and shareholder loans.

As of June 30, 2011, we held unrestricted and restricted cash and cash equivalents of approximately US$1,026.9 million and US$368.4 million, respectively. As of June 30, 2011, HK$1.47 billion (approximately US$188.6 million) of the 2011 Credit Facilities remained available for future drawdown. In June 2011, we completed an amendment to the City of Dreams Project Facility, known as the 2011 Credit Facilities, which reduced and removed certain restrictions on our business that were imposed by the covenants of the City of Dreams Project Facility and extended the maturity date, thereby increasing our financial flexibility. The 2011 Credit Facilities include a revolving credit facility that we have presented as a long-term liability as we have both the intent and the ability to refinance these borrowings on a long-term basis.

As of June 30, 2011, the non-current portion of restricted cash of RMB2.3 billion (approximately US$355.9 million) represents the RMB Bonds proceeds deposited into a bank account for securing the deposit-linked loan while the current portion of restricted cash of US$12.5 million consists of cash deposited into bank accounts restricted for repayment of the City of Dreams Project Facility and payment of City of Dreams project costs in accordance with the City of Dreams Project Facility. The current portion of restricted cash has been released upon approval obtained from the lenders in July 2011. See “— Description of Material Indebtedness — The RMB Bonds and the deposit-linked loan” for more information.

We believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Capital Expenditures” and “— Capital Commitments and “— Contingencies,” and maintain compliance with the financial covenants of our credit facilities, for a period of 12 months following the date of this prospectus. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and we will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

The following table sets forth a summary of our cash flows for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$)
Net cash (used in) provided by operating activities	(11,158)	(112,257)	401,955	73,339	320,820
Net cash used in investing activities	(913,602)	(1,143,639)	(190,310)	(117,471)	(295,717)
Net cash provided by financing activities	904,485	653,350	17,680	126,766	559,651
Effect of foreign exchange on cash and cash equivalents	—	—	—	—	174

Net (decrease) increase in cash and cash equivalents	(20,275)	(602,546)	229,325	82,634	584,928
Cash and cash equivalents at beginning of year/period	835,419	815,144	212,598	212,598	441,923

Cash and cash equivalents at end of year/period	815,144	212,598	441,923	295,232	1,026,851

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$320.8 million for the six months ended June 30, 2011, compared to US$73.3 million for the six months ended June 30, 2010. The increase in net cash provided by operating activities was mainly attributable to significant improvement in casino revenues, as well as opening of The House of Dancing Water in September 2010. Net cash provided by operating activities was US$402.0 million for the year ended December 31, 2010, compared to net cash used in operating activities of US$112.3 million for the year ended December 31, 2009. There was an increase in operating cash flow mainly attributable to the improvement in results and a full-year of operation of City of Dreams which opened in June 2009. Net cash used in operating activities was US$112.3 million for the year ended December 31, 2009, compared to US$11.2 million for the year ended December 31, 2008. The increase in net cash used in operating activities was mainly attributable to a decline in gaming revenues primarily as a result of the global economic downturn, increased working capital for City of Dreams and Altira Macau and increased pre-opening activities for City of Dreams.

Investing Activities

Net cash used in investing activities was US$295.7 million for the six months ended June 30, 2011, compared to US$117.5 million for the six months ended June 30, 2010, primarily due to an increase in the restricted cash and a deposit payment of US$65.0 million for the acquisition of a 60% equity interest in the Cyber One Group, offset in part by a reduction in construction and development activities relating to The House of Dancing Water.

There was a net increase of US$198.5 million in the amount of restricted cash primarily due to the deposit of proceeds from issuance of the RMB Bonds of US$353.3 million pledged for the deposit-linked loan, offset in part by settlement of US$10.3 million of City of Dreams project costs, settlement of interest and principal repayments of US$133.7 million in accordance with the City of Dreams Project Facility, and release of US$10.8 million to unrestricted cash upon the completion of amendment of the City of Dreams Project Facility on June 30, 2011.

Our total capital expenditures payments for the six months ended June 30, 2011 were US$22.9 million. We also paid US$7.6 million for the scheduled installment of City of Dreams’ land premium payment during the six months ended June 30, 2011.

Net cash used in investing activities was US$190.3 million for the year ended December 31, 2010, compared to US$1,143.6 million for the year ended December 31, 2009, primarily due to a reduction in construction and development activities relating to City of Dreams.

Our total capital expenditures payments for the year ended December 31, 2010 were US$197.4 million. We also paid US$29.8 million for City of Dreams’ land use rights and US$27.1 million for entertainment production costs for The House of Dancing Water for the year ended December 31, 2010.

There was a net decrease of US$69.1 million in the amount of restricted cash primarily due to the settlement of US$210.3 million of City of Dreams costs in accordance with the City of Dreams Project Facility, offset in part by a net increase of US$97.5 million in the balance associated with the issuance of the Senior Notes as described below and an increase of US$47.0 million of cash set aside in accordance with the City of Dreams Project Facility, both of which were for future repayments of the City of Dreams Project Facility.

Net cash used in investing activities was US$1,143.6 million for the year ended December 31, 2009, compared to US$913.6 million for the year ended December 31, 2008, primarily due to increased construction and development activities relating to City of Dreams contributing to our total capital expenditures for the year ended December 31, 2009 of US$937.1 million, payment of the City of Dreams land use rights of US$30.6 million and an increase of US$168.1 million in the amount of restricted cash due to a deposit of cash into bank accounts restricted in accordance with the City of Dreams Project Facility.

In July 2011, we acquired a 60% equity interest in the developer of the Studio City Project, for which we expect to incur significant capital expenditures in the near future. We are also re-evaluating the next phase of our development plan at City of Dreams. See “— Capital Expenditures” for more information.

Financing Activities

Net cash provided by financing activities amounted to US$559.7 million for the six months ended June 30, 2011, primarily due to proceeds from the issuance of the RMB Bonds and draw down of the deposit-linked loan totaling US$706.6 million in May 2011, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the deposit-linked loan and the 2011 Credit Facilities of US$34.0 million.

Net cash provided by financing activities amounted to US$126.8 million for the six months ended June 30, 2010, primarily due to net proceeds from the issuance of the Senior Notes amounting to US$592.0 million, of which US$444.1 million was used to repay the City of Dreams Project Facility, and payment of deferred financing costs mainly associated with the Senior Notes of US$21.2 million.

Net cash provided by financing activities amounted to US$17.7 million for the year ended December 31, 2010, primarily due to proceeds from the issuance of the Senior Notes amounting to US$592.0 million, offset in part by the repayment of long term debt of US$551.4 million, of which US$444.1 million was used to repay the City of Dreams Project Facility, and payment of deferred financing costs primarily associated with the Senior Notes of US$22.9 million.

Net cash provided by financing activities amounted to US$653.4 million for the year ended December 31, 2009, primarily due to drawdown proceeds of US$270.7 million from the City of Dreams Project Facility and proceeds from our follow-on public offerings in May 2009 and August 2009 totaling US$383.5 million after deducting the offering expenses.

Net cash provided by financing activities amounted to US$904.5 million for the year ended December 31, 2008, primarily due to drawdown proceeds of US$912.3 million from the City of Dreams Project Facility.

Description of Material Indebtedness

The following table presents a summary of our indebtedness as of June 30, 2011:

As of June 30, 2011
(in thousands of US$)
2011 Credit Facilities	1,014,729
Loans from shareholders	115,647
Senior Notes, net(1)	592,796
RMB Bonds	355,938
Deposit-linked loan	353,278

2,432,388

Notes:

(1)	Net of issue discount.

The following table presents a summary of a breakdown of our indebtedness by maturity date as of June 30, 2011:

	Year Ending December 31,
	2011 and 2012	2013	2014	2015	2016	thereafter	Total
	(in millions of US$)
2011 Credit Facilities	—	128.3	256.7	256.7	373.0	—	1,014.7
RMB Bonds	—	355.9	—	—	—	—	355.9
Loans from Shareholders	—	115.6	—	—	—	—	115.6
Deposit-linked loans	—	353.3	—	—	—	—	353.3
Senior Notes(1)	—	—	—	—	—	600.0	600.0

Total	—	953.1	256.7	256.7	373.0	600.0	2,439.5

Note:

(1)	Before issue discount.

The loans from shareholders were converted into shares on November 29, 2011, with an adjustment to ensure that Melco Leisure and Crown Asia Investments maintain their interests in our company in equal proportions. See “Corporate History and Structure — Shareholder Loans” for further details.

Save as otherwise disclosed in this prospectus, and apart from intra-group liabilities, we did not have outstanding as of June 30, 2011 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, hire purchases commitments, guarantees or other material contingent liabilities.

2011 Credit Facilities

Overview

On June 30, 2011, the City of Dreams Project Facility was amended as the 2011 Credit Facilities pursuant to an amendment agreement dated June 22, 2011 between the facility agent, the security agent, Melco Crown Gaming and certain of our subsidiaries specified as guarantors under the City of Dreams Project Facility. The amendment reduced the size of the facilities from US$1.75 billion to HK$9.36 billion (approximately US$1.2 billion) and amended the structure whereby the term loan facility under the City of Dreams Project Facility which was originally US$1.5 billion was reduced to HK$6.24 billion (approximately US$800 million) (subsequently known as the 2011 Term Loan Facility), and the revolving credit facility under the City of Dreams Project Facility which was originally US$250 million was increased to HK$3.12 billion (approximately US$400 million) (subsequently known as the 2011 Revolving Credit Facility). The 2011 Credit Facilities also reduced and removed certain restrictions on our business that were imposed by the original covenants, extended the maturity date and provided for the removal of MPEL (Delaware) LLC, a wholly owned subsidiary of Melco Crown Gaming from the borrowing group under the City of Dreams Project Facility.

For further details of the City of Dreams Project Facility, please refer to Note 10 to the consolidated financial statements included elsewhere in this prospectus.

Maturity Date

The final maturity date of the 2011 Credit Facilities is June 30, 2016 or, if earlier, the date of repayment, prepayment or cancellation in full of the 2011 Credit Facilities.

Drawdowns

We have fully drawn down the 2011 Term Loan Facility and, as of November 23, 2011, had also drawn down HK$1.65 billion (approximately US$212.5 million) under the 2011 Revolving Credit Facility. The 2011 Revolving Credit Facility is available on a fully revolving basis to the date that is one month prior to the final maturity date of the 2011 Revolving Credit Facility. The rollover of existing revolving loans drawn under the 2011 Credit Facilities is subject to compliance with covenants and satisfaction of conditions precedent. Melco Crown Gaming has the right to undertake a program to hedge exposures to interest rate fluctuations under the 2011 Credit Facilities and in certain circumstances, currency fluctuations. The interests of the hedging counterparties under the hedging agreements relating to interest rate and/or currency exposure under the 2011 Credit Facilities are secured on a pari passu basis with the lenders under the 2011 Credit Facilities.

Repayment

The 2011 Term Loan Facility will be repaid in quarterly installments according to an amortization schedule that will commence on September 30, 2013. Each 2011 Revolving Credit Facility loan will be repaid in full on the last day of an agreed upon interest period ranging from one to six months, or it will be rolled over subject to compliance with covenants and satisfaction of conditions precedent. Melco Crown Gaming may make voluntary prepayments in respect of the 2011 Term Loan Facility and the 2011 Revolving Credit Facility, subject to certain conditions, without premium or penalty other than (if not made on an interest payment date) break costs, in minimum amounts of HK$160 million (approximately US$20.6 million). Voluntary prepayments under the 2011 Term Loan Facility will be applied to the term loan principal outstanding on the 2011 Credit Facilities and to maturities on a pro-rata basis and amounts prepaid under the 2011 Term Loan Facility will not be available for redrawing. Mandatory prepayments must be made in respect of the following amounts within the borrowing group under the 2011 Credit Facilities, including but not limited to: (i) the net proceeds paid in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the borrowing group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of US$15 million; (iii) net termination, claim or settlement proceeds paid under the subconcession contract or the borrowing group’s land concessions (subject to certain exceptions); (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of US$15 million.

Accounts

The terms of the 2011 Credit Facilities require that, subject to certain exceptions, all of the bank accounts of members of the borrowing group are secured in favor of the security agent for the benefit of the lenders and that certain receipts in respect of mandatory prepayments and amounts for reinvestment or excluded from mandatory prepayments are required to be deposited thereto.

Interest and Fees

The HK dollar denominated drawdowns under the 2011 Credit Facilities bear an initial interest rate from June 30, 2011 and continues as of the date of this prospectus of HIBOR, plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio, as discussed below, in respect of the borrowing group. We are obligated to pay a commitment fee quarterly in arrears from June 30, 2011 throughout the availability period, which is payable on the daily undrawn amount under the available portion of the 2011 Revolving Credit Facility.

Security

Security for the 2011 Credit Facilities and related hedging agreements and the subconcession bank guarantee request letter dated September 1, 2006 issued by us and the bank guarantee number 269/2006 extended by Banco Nacional Ultramarino, S.A., in favor of the Macau government, or SBGF Agreement, include, among others:

•

a first priority mortgage over all land and all present and future buildings on and fixtures to such land, and an assignment of land use rights under land concession agreements or equivalent held by the relevant entities in the borrowing group;

•	charges over the bank accounts in respect of the borrowing group, subject to certain exceptions;

•	assignment of the borrowing group’s rights under certain insurance policies and other contracts;

•	subject to certain exceptions, first priority security over the borrowing group’s chattels, receivables and other assets which are not subject to any security under any other security documentation;

•	subordination and assignment of shareholder and other intra-group loans;

•	pledges over certain intellectual property used by the borrowing group and over equipment and tools used in the gaming business by Melco Crown Gaming; and

•	first priority charges over the issued share capital of the borrowing group.

Covenants

The borrowing group must comply with certain negative and affirmative covenants. These covenants include, among others, that, without obtaining consent from the Majority Lenders (as defined in the 2011 Credit Facilities) or, in certain circumstances, the facility agent, they may not:

•	create or permit to subsist further charges or any form of encumbrance over its assets, property or revenues except as permitted under the 2011 Credit Facilities;

•

sell, transfer or dispose of any of its assets unless (subject to certain exceptions) such sale is conducted on an arm’s length basis at a fair market value and is permitted in accordance with the terms of the 2011 Credit Facilities and certain proceeds from the sale shall be credited to the relevant accounts over which the lenders have a first priority charge;

•

make any payment of fees or other amounts for goods and services under any agreement with Melco or Crown (or their affiliates) which are in excess of the actual, arm’s length costs or better of such goods and services plus an agreed margin permitted in accordance with the terms of the 2011 Credit Facilities or enter into agreements with Melco or Crown (or their affiliates) except in certain limited circumstances;

•

make any loan or incur or guarantee indebtedness except for certain identified loans, indebtedness and guarantees permitted in accordance with the terms of the 2011 Credit Facilities (which include the Senior Note Guarantees provided by the Senior Note Subsidiary Group Guarantors);

•	subject to certain exceptions, vary the subconcession contract or the borrowing group’s land concessions and certain other contracts (including the Intercompany Note or the Senior Note Guarantees);

•	create any subsidiaries except as permitted under the 2011 Credit Facilities, such as those necessary for operation of City of Dreams; make investments other than within agreed upon limitations; or

•

enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by lenders in accordance with the terms of the 2011 Credit Facilities.

The borrowing group is required to comply with certain financial ratios and financial covenants each quarter, such as:

•

Leverage, as defined in the 2011 Credit Facilities, which cannot exceed 3.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 2.50 to 1.00 for the reporting periods ending September 30, 2013 onwards;

•

Total Leverage, as defined in the 2011 Credit Facilities, which cannot exceed 4.50 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2013 onwards; and

•	Interest Cover, as defined in the 2011 Credit Facilities, which must be greater than or equal to 4.00 to 1.00 for the reporting periods ending September 30, 2011 onwards.

In addition, the 2011 Credit Facilities contain certain restrictions on payment of dividends by the borrowing group which include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover and leverage ratios and, if a cash distribution, ensuring that the dividend payment amount does not exceed a certain amount of our cash and cash equivalent investments and that as a result of such dividend payment we still hold a certain amount of cash and cash equivalent investments.

Events of Default

The 2011 Credit Facilities contain customary events of default including, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors; (iv) the breach of the credit facility documents, the subconcession contract and land concessions; (v) insolvency or bankruptcy events; (vi) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders; (vii) various change of control events involving us; and (viii) the imposition of fines in certain circumstances by the relevant governmental authority for the failure to complete the development of City of Dreams by construction of an additional hotel tower in compliance with the terms of the land concession.

Senior Notes

Overview

On May 17, 2010, MCE Finance issued US$600 million aggregate principal amount of Senior Notes with an interest rate of 10.25% per annum and a maturity date of May 15, 2018. The Senior Notes are listed on the Official List of the Singapore Exchange Securities Trading Limited, or SGX-ST, and the issue price was 98.671% of the principal amount, resulting in net proceeds to us of approximately US$577.1 million after deducting US$22.9 million for the initial purchasers’ discounts and commissions and estimated offering expenses payable by us. The net proceeds from the offering were used to reduce our indebtedness under the City of Dreams Project Facility. The Senior Notes are (i) general obligations of MCE Finance, (ii) pari passu in right of payment to all existing and future senior indebtedness of MCE Finance, (iii) senior in right of payment to any existing and future subordinated indebtedness (as defined in the indenture) of MCE Finance, (iv) effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and (v) unconditionally guaranteed by the guarantors.

Maturity Date and Interest

The Senior Notes bear interest at a rate of 10.25% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, and will mature on May 15, 2018.

Use of Proceeds

On May 26, 2010, we applied US$444.1 million of the net proceeds from the sale of the US$600 million aggregate principal of the Senior Notes, or Initial Notes, to reduce our indebtedness under our City of Dreams Project Facility. On December 6, 2010, we further reduced our indebtedness under the City of Dreams Project Facility by an additional US$107.3 million, of which US$35.7 million was paid from a City of Dreams Project Facility debt service accrual account funded with the balance of the net proceeds from the sale of the Initial Notes. Following such repayment, approximately US$97.5 million remained in such debt service accrual account as of December 31, 2010 and was fully utilized for repayment of the City of Dreams Project Facility during the six months ended June 30, 2011.

Guarantees

Our company, our subsidiary, MPEL International Limited, a company incorporated in the Cayman Islands, or MPEL International, and the Senior Note Subsidiary Group Guarantors, jointly and severally guarantee the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under the Senior Notes and the indenture.

The guarantees provided by our company and MPEL International are (i) general obligations of our company and MPEL International, (ii) pari passu in right of payment with all existing and future senior indebtedness of our company and MPEL International and (iii) senior in right of payment to any existing and future subordinated indebtedness of our company and MPEL International.

The guarantees provided by the Senior Note Subsidiary Group Guarantors (i) are a general obligation of each such Senior Note Subsidiary Group Guarantor, (ii) were subordinated in right of payment to indebtedness of such Senior Note Subsidiary Group Guarantors under the City of Dreams Project Facility and the SBGF Agreement and (iii) are senior in right of payment to any existing and future subordinated indebtedness of such Senior Note Subsidiary Group Guarantors. These guarantees were subordinated in right of payment to indebtedness of such Senior Note Subsidiary Group Guarantors under the City of Dreams Project Facility and the SBGF Agreement and were amended to rank pari passu in right of payment to indebtedness of such Senior Note Subsidiary Group Guarantors under the 2011 Credit Facilities and in priority to in right of payment under the SBGF Agreement as part of the further amendment of the City of Dreams Project Facility completed on June 30, 2011.

Security

On May 17, 2010, MCE Finance on-lent to MPEL Investment Limited, a company incorporated in the Cayman Islands, or MPEL Investments, under the Intercompany Note an aggregate amount necessary to reduce our indebtedness under the City of Dreams Project Facility. The face value of the Intercompany Note is US$600 million and interest accrues on the Intercompany Note at a rate at least equal to the interest rate payable on the

Senior Notes, subject to certain adjustments. The Intercompany Note is repayable at the same time as the repayment in full or in part of amounts due under the Senior Notes. The Senior Notes and the Senior Note Guarantees provided by our company, MPEL International and the Senior Note Subsidiary Group Guarantors are secured by a first priority pledge of the Intercompany Note.

Covenants

The Senior Notes, the indenture and the guarantees include (subject to certain exceptions) certain limitations on the ability of MCE Finance and its restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments, including dividends;

•	issue or sell capital stock of our restricted subsidiaries;

•	sell assets;

•	create liens;

•	enter into agreements that restrict the ability of the restricted subsidiaries to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Optional Redemption of the Senior Notes

Prior to May 15, 2014, MCE Finance at its option may redeem the Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Senior Notes plus the applicable “make-whole” premium, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. At any time after May 15, 2014, MCE Finance at its option may redeem the Senior Notes, in whole or in part, at the redemption prices set forth below plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Year	Percentage
2014	105.125%
2015	102.563%
2016 and thereafter	100.000%

At any time prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the Senior Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 110.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Repurchase of Senior Notes upon a Change of Control

Upon the occurrence of a Change in Control (as defined in the indenture), MCE Finance will make an offer to repurchase all outstanding Senior Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the repurchase date.

Redemption for Taxation Reasons

Subject to certain exceptions, MCE Finance may redeem the Senior Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or a guarantor would become obliged to pay certain additional amounts as a result of certain changes in specified tax laws or certain other circumstances.

Gaming Redemption

The indenture grants MCE Finance the power to redeem the Senior Notes if the gaming authority of any jurisdiction in which our company, MCE Finance or any of their respective subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of Senior Notes be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or become licensed or qualified within the required time period or is found unsuitable.

Registration Rights Agreement

In connection with the private placement of the Initial Notes, MCE Finance and the Senior Note Guarantors entered into a registration rights agreement with the initial purchasers, in which MCE Finance and the Senior Note Guarantors agreed, among other things, to conduct an offer to exchange up to all of the outstanding Initial Notes for up to US$600 million of 10.25% Senior Notes due 2018 that have been registered under the U.S. Securities Act, or the Exchange Notes. The exchange offer commenced on November 17, 2010 and expired on December 21, 2010. Tenders with respect to 99.96% of the Initial Notes were received prior to the expiration of the exchange offer. MCE Finance completed the exchange offer, issued the Exchange Notes and listed the Exchange Notes on the SGX-ST on December 27, 2010.

The RMB Bonds and the Deposit-Linked Loan

Overview

On May 9, 2011, we issued RMB2.3 billion (US$353.3 million) aggregate principal amount of 3.75% bonds due 2013 and listed on the Official List of SGX-ST, and on May 20, 2011, we entered into the deposit-linked loan for HK$2.7 billion (US$353.3 million), which is secured by a deposit of RMB2.3 billion (US$353.3 million) principally funded by the net proceeds of the RMB Bonds.

The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of our company which will at all times rank pari passu without any preference or priority among themselves and at least pari passu with all of our company’s other present and future unsecured and unsubordinated obligations, except that such obligations may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds were issued at par and bear interest at a rate of 3.75% per annum payable semi-annnually in arrears on May 9 and November 9 in each year. The RMB Bonds will mature on the interest payment date on or nearest to May 9, 2013.

The deposit-linked loan matures on May 20, 2013, or at any time with 30 days’ prior notice — given to the lender, we may prepay the whole or any part of not less than HK$500 million (US$64.3 million) of the deposit-linked loan outstanding. The deposit-linked loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. The secured deposit bears interest at a rate of 1.5% per annum and is receivable semi-annually in arrears on May 8 and November 8 each year, commencing on November 8, 2011.

We intend to use the deposit-linked loan (i) to fund potential future growth and expansion opportunities, which may include acquisitions, (ii) to repay existing debt, (iii) to partially pre-fund certain scheduled interest payments on the RMB Bonds, (iv) for working capital requirements; and (v) for general corporate purposes. As of November 23, 2011, US$325 million of the deposit-linked loan was used to make payments related to the acquisition of a 60% equity interest in the developer of the Studio City Project.

Negative Pledge and Financial Covenants

So long as any RMB Bonds remains outstanding, we shall not create or permit to subsist any security interest upon the whole or any part of our present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without:

(i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, we shall not directly or indirectly permit, as at the end of any twelve month period ending on December 31 or June 30, (i) consolidated tangible net worth to be less than US$1 billion; and (ii) the maximum leverage ratio to exceed 2.50:1.00.

Optional Redemption

We may redeem the RMB Bonds at our option in whole, but not in part, at any time after May 9, 2012 at the principal amount, together with accrued interest.

Redemption on a Change of Control

At any time following the occurrence of a change of control (as defined in the trust deed), the holder of any RMB Bonds will have the right, at such holder’s option, to require us to redeem all but not some only of that holder’s RMB Bonds at 101% of the principal amount, together with accrued interest.

Redemption for Tax Reasons

We may redeem the RMB Bonds at our option in whole, but not in part, at the principal amount together with accrued interest in the event that as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax or any change in the application or official interpretation of such law or regulation after May 9, 2011, we satisfy the trustee that we have or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by us taking reasonable measures available to us.

Redemption for Gaming License Reasons

If the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or become licensed or qualified within the required period or is found unsuitable, we may redeem the RMB Bonds of a relevant holder of the RMB Bonds at our option in whole, but not in part, at 100% of the principal amount together with accrued interest.

Clean-up Call

We may redeem the RMB Bonds at our option in whole, but not in part, at any time upon notice, at the principal amount together with applicable interests, if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued has already been previously redeemed, or purchased and cancelled.

Cross Acceleration

The RMB Bonds contain a cross acceleration provision in respect of us and our material subsidiaries, subject to a threshold of US$10.0 million.

During the relevant periods of the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we did not experience any noncompliance with the covenants contained in the debt instruments and loan facilities described above that was not waived or rectified. As of November 23, 2011, we were in compliance with the relevant covenants under the debt instruments and loan facilities described above.

Shareholder Loans and Contributions

We had HK$899.7 million (approximately US$115.6 million) of outstanding shareholder loans from Melco Leisure and Crown Asia Investments as of June 30, 2011 in the form of fixed term loans repayable in May 2013. As of June 30, 2011, the outstanding shareholder loans carried interest of three-month HIBOR per annum with the remaining balance of HK$251,000 (approximately US$32,000) repayable on demand and non-interest bearing. These shareholder loans were converted into our ordinary shares on November 29, 2011. See “Corporate History and Structure — Shareholder Loans” for further details.

No fees or proceeds are payable to Melco Leisure and Crown Asia Investments in return for their contributions to us or our subsidiaries and their future economic interest in us is solely based on their share ownership in our company.

Other Financing

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, the Studio City Project and potentially the next phase of City of Dreams. We have relied and intend in the future to rely on our operating cash flow and debt and equity funding to meet our financing needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

Working Capital

The following table sets out our current assets, current liabilities and net current assets as of June 30, 2011:

	As of December 31,			As of June 30, 2011
	2008	2009	2010
	(in thousands of US$)
Current Assets:
Cash and cash equivalents	815,144	212,598	441,923	1,026,851
Restricted cash	67,977	236,119	167,286	12,499
Accounts receivable, net	69,908	262,176	259,521	241,413
Amounts due from affiliated companies	650	1	1,528	1,949
Income tax receivable	—	—	198	—
Inventories	3,344	9,425	14,990	14,192
Prepaid expenses and other current assets	16,382	16,877	15,026	20,873

Total current assets	973,405	737,196	900,472	1,317,777

Current liabilities:
Accounts payable	2,494	8,719	8,880	9,676
Accrued expenses and other current liabilities	439,824	460,243	462,084	457,869
Income tax payable	1,954	768	934	1,277
Current portion of long-term debt	—	44,504	202,997	—
Amounts due to affiliated companies	1,985	7,384	673	748
Amounts due to shareholders	1,032	25	36	32

Total current liabilities	447,289	521,643	675,604	469,602

Net current assets	526,116	215,553	224,868	848,175

Current Ratio

As of December 31, 2008, 2009 and 2010 and June 30, 2011, our current ratios of assets to liabilities were 2.2, 1.4, 1.3 and 2.8, respectively.

As of June 30, 2011, our current ratio of assets to liabilities had improved primarily as a result of increased cash and cash equivalents due to the growth of our business and enhancements in our capital structure. Enhancements in our capital structure were driven by the amending of the City of Dreams Project Facility to the 2011 Credit Facilities, which extended the maturity date to June 2016 and amended the amortization schedule, with the next repayment date at September 30, 2013 and the issuance of the RMB Bonds and entering into the deposit-linked loan which are not required to be repaid prior to May 2013 unless certain terms and conditions are met.

Gearing Ratio

As of December 31, 2008, 2009 and 2010 and June 30, 2011, our gearing ratios were 34.0%, 37.0%, 37.7% and 43.8%, respectively. Our gearing ratio had increased as of June 30, 2011 primarily as a result of increased indebtedness from the issuance of the RMB Bonds and drawdown of the deposit-linked loan.

Accounts Receivable

Our accounts receivable, net as of December 31, 2008, 2009 and 2010 and June 30, 2011 were US$69.9 million, US$262.2 million, US$259.5 million and US$241.4 million, respectively. During the years ended December 31, 2008, 2009 and 2010, we had provided allowance for doubtful debts of US$5.4 million, US$16.1 million and US$32.2 million, respectively, and had written off accounts receivables of nil, US$0.6 million and

US$0.9 million, respectively, during the same periods. During the six months ended June 30, 2010 and 2011, we had provided allowance for doubtful debts of US$17.9 million and US$20.2 million, respectively, and had written off accounts receivables of US$3,000 and nil, respectively, during the same periods. Provision for doubtful debts increased from US$41.5 million as of December 31, 2010 to US$63.7 million as of June 30, 2011. The increase in allowance for doubtful debts of US$22.2 million, or 53.5%, was primarily due to increasing rolling chip volume across City of Dreams and Altira Macau, of which a 54.9% increase in rolling chips volume was achieved in the first half of 2011 compared with the first half of 2010; and a 26.5% increase in rolling chips volume was achieved in the first half of 2011 compared with the second half of 2010. During the year ended December 31, 2010 and the six months ended June 30, 2011, the provided allowance for doubtful debts consistently represented 1.8% and 1.7% of VIP gross gaming revenues, respectively. As of October 31, 2011, the settlement amount for the accounts receivable as of June 30, 2011 was US$199.9 million, representing 65.5% of the accounts receivable before doubtful debts provision. The majority of the accounts receivable, net balance is from our associated gaming promoters and premium direct players. The increased accounts receivable during the same periods was primarily due to the increase in credit extended to our increased numbers of gaming promoters and premium direct players over the period.

We grant unsecured credit lines to gaming promoters based on pre-approved credit limits. We typically issue markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on our monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, we typically allow a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

As of June 30, 2011
(in thousands of US$)
Current	155,088
1-30 days	31,137
31-60 days	3,094
61-90 days	5,280
Over 90 days	46,814

Total accounts receivable, net	241,413

Accrued Expenses and Other Current Liabilities

As of December 31, 2008, 2009 and 2010 and June 30, 2011, our accrued expenses and other current liabilities were US$439.8 million, US$460.2 million, US$462.1 million and US$457.9 million, respectively. As of December 31, 2010 and June 30, 2011, the accrued expenses and other current liabilities mainly represented operation accruals and comprised of outstanding gaming chips and tokens, Macau gaming tax accruals, operating expenses accruals and customer deposits. For a breakdown of accrued expenses and other current liabilities, please refer to Note 7 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Capital Expenditures

The following table sets forth our capital expenditures by segment for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$)
Mocha Clubs	15,491	11,448	13,140	1,645	—
Altira Macau	6,275	6,712	7,784	480	3,462
City of Dreams	1,148,098	808,424	94,279	61,528	12,296
Corporate and Others	21,334	2,152	4,457	741	67

Total capital expenditures	1,191,198	828,736	119,660	64,394	15,825

Our capital expenditures for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 decreased significantly primarily due to the completion of construction and opening of City of Dreams in 2009.

On July 27, 2011, we acquired a 60% equity interest in the developer of the Studio City Project. We are reaching the final stages of our design plans, while working closely with the Macau government to complete the necessary approval process of the Studio City Project. Site preparation for the Studio City Project has been completed, and the construction period is estimated to be 36 months from commencement of construction, which we currently expect to commence in the first half of 2012, subject to receipt of all necessary government approvals and financing. We currently estimate on a preliminary basis that the construction cost for the Studio City Project will be approximately US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a hotel featuring either an apartment hotel or a general hotel.

Both the Studio City Project and the next phase of City of Dreams are subject to further financing. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

Our total capital expenditures from June 30, 2011 to December 31, 2011 is estimated to be approximately US$63 million.

Taking into consideration our company’s financial resources, including our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities, our directors are of the opinion that our company has sufficient working capital to meet our working capital requirement for at least the next 12 months from the date of this prospectus.

Contractual Obligations

During the six months ended June 30, 2011, we issued the RMB Bonds, drew down the deposit-linked loan and amended the City of Dreams Project Facility as the 2011 Credit Facilities. Our total long-term indebtedness and other known contractual obligations are summarized below as of June 30, 2011.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations:
Loans from shareholders(1)	—	115.6	—	—	115.6
Other long-term debt(2)	—	965.9	758.0	600.0	2,323.9
Fixed interest payments	85.0	143.4	123.0	115.8	467.2
Variable interest payments(3)	32.1	53.9	29.8	—	115.8
Operating lease obligations:
Leases for office space, VIP lounge, recruitment and training center, staff quarter and Mocha Clubs locations	11.7	12.3	5.5	6.3	35.8
Other contractual commitments:
Government land use fees payable for Altira Macau land(4)	0.2	0.3	0.3	2.5	3.3
Government land use fees payable for City of Dreams land(5)	1.2	2.4	2.4	20.2	26.2
Interest on land premium for City of Dreams land(5)	1.4	0.6	—	—	2.0
Construction, plant and equipment acquisition commitments(6)	9.1	—	—	—	9.1
Buses and limousines services commitments	2.5	—	—	—	2.5
Premium on gaming subconcession(7)	9.4	18.7	18.7	56.1	102.9
Trademark and memorabilia license fee commitments	0.9	1.8	1.8	2.6	7.1
Consultancy and other services commitments	5.1	4.8	—	—	9.9
Entertainment show operations commitments	7.8	17.2	—	—	25.0

Total contractual obligations	166.4	1,336.9	939.5	803.5	3,246.3

(1)	Excludes the working capital loans provided by Melco and Crown, which had an outstanding balance of US$32,000 as of June 30, 2011. As of June 30, 2011, the balance of the outstanding term loans from Melco and Crown, amounting to approximately US$115.6 million was repayable in May 2013. The term loans from Melco and Crown as of June 30, 2011 both are bearing interest at three-month HIBOR per annum.
The shareholders’ loans were converted into shares, according to the loan capitalization agreement dated November 18, 2011 based on a conversion price, which is one-third of the volume weighted average price of our company’s ADS over the period of the five Nasdaq trading days immediately preceding November 29, 2011, as each ADS represents three ordinary shares.
(2)	Other long-term debt represents outstanding amounts under the 2011 Credit Facilities, Senior Notes, RMB Bonds and Deposit-linked loan. The 2011 Credit Facilities consists of the 2011 Term Loan Facility of HK$6.24 billion (approximately US$800 million) and the 2011 Revolving Credit Facility of HK$3.12 billion (approximately US$400 million). As of June 30, 2011, we have fully drawn down the 2011 Term Loan Facility and HK$1.65 billion (approximately US$212.5 million) under the 2011 Revolving Credit Facility. The final maturity date of the 2011 Credit Facilities is June 30, 2016 or, if earlier, the date of repayment, prepayment or cancellation in full of the 2011 Credit Facilities. The 2011 Term Loan Facility will be repaid in quarterly installments according to an amortization schedule commencing on September 30, 2013. Each 2011 Revolving Credit Facility loan will be repaid in full on the last day of an agreed upon interest period, ranging from one to six months, or it will be rolled over subject to compliance with covenants and satisfaction of conditions precedent.
On May 17, 2010, MCE Finance issued US$600 million aggregate principal amount of Senior Notes, which are listed on the SGX-ST. The Senior Notes will mature on May 15, 2018.
On May 9, 2011, we issued RMB2.3 billion (US$353.3 million) RMB Bonds and listed on the SGX-ST, and on May 20, 2011, we entered into the deposit-linked loan for HK$2.7 billion (US$353.3 million), which is secured by a deposit of RMB2.3 billion (US$353.3 million) principally funded by the net proceeds of the RMB Bonds. The RMB Bonds and the deposit-linked loan will mature on May 9 and May 20, 2013, respectively.
(3)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and three-months and six-months HIBOR (at June 30, 2011) plus the applicable interest rate spread in accordance with the respective debt agreements.

(4)	Annual government land use fees payable is approximately MOP 1.4 million (US$171,000) and is adjusted every five years as agreed between the Macau government and Altira Developments in accordance with the applicable market rates from time to time.
(5)	In February 2008, Melco Crown (COD) Developments and Melco Crown Gaming accepted in principle an offer from the Macau government to acquire the Cotai Land in Macau, where the City of Dreams site is located and required us to pay a land premium of approximately MOP 842.1 million (US$105.1 million). We paid MOP 300.0 million (US$37.4 million) of the land premium upon our acceptance of the final terms on February 11, 2008. On August 13, 2008 the Macau government formally granted the land concession to Melco Crown (COD) Developments of which approximately MOP 586.3 million (US$73.2 million) had been paid as of June 30, 2011 and the remaining amount of approximately MOP 255.8 million (US$31.9 million), accrued with 5% interest per annum, will be paid in four biannual installments. In November 2009, Melco Crown (COD) Developments and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau government for the increased developable gross floor area for City of Dreams and recognized additional land premium of approximately MOP 257.4 million (US$32.1 million) payable to the Macau government. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional land premium to the Macau government. The land grant amendment process was completed on September 15, 2010. The total outstanding balances of the land use right have been included in accrued expenses and other current liabilities and land use right payable as of June 30, 2011. We have also provided a guarantee deposit of approximately MOP 3.4 million (US$424,000), upon our acceptance of the final terms in February 2008. According to the terms of the revised land grant from the Macau government, payment in the form of government land use fees in an aggregate amount of approximately MOP 9.5 million (US$1.2 million) per annum is payable to Macau government and such amount may be adjusted every five years as agreed between the Macau government and Melco Crown (COD) Developments in accordance with the market rates from time to time.
(6)	The amount as of June 30, 2011 mainly represents construction contracts for the construction and plant and equipment acquisitions of City of Dreams of approximately US$8.2 million. The balance includes the remaining payment obligations for Altira Macau, Mocha Clubs and Corporate.
(7)	The amount represents fixed annual premium of MOP 30.0 million (US$3.7 million) and minimum variable premium of MOP45.0 million (US$5.6 million) per year based on number of gaming table and slot machine.

Capital Commitments

As of June 30, 2011, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams totaling US$9.1 million.

Contingencies

As of June 30, 2011, we had issued a promissory note of approximately US$68.6 million (MOP 550 million) to a bank in respect of bank guarantees issued to the Macau government as required by the subconcession contract.

As of June 30, 2011, we have entered into two deeds of guarantee with third parties totaling US$10.0 million to guarantee certain payment obligations of the City of Dreams’ operations.

For further details for our commitments and contingencies, please refer to Note 13 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Off-balance Sheet Arrangements

Except as disclosed in Note 13(d) to the unaudited condensed consolidated financial statements included elsewhere in this prospectus, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Other Liquidity Matters

While we expect that we will fund our operations, debt and capital commitments from our operating cashflow, existing cash balances, funds available under our 2011 Credit Facilities and additional equity or debt financings, there can be no assurance that such sources of funds will be sufficient and that, if needed, we will be able to refinance any of our indebtedness on acceptable terms or at all. New development projects or enhancements and refinements to our resort facilities will continue to be made in the ordinary course of business to deliver improvements in operating results. New business developments or unforeseen events may result in the need to raise additional funds. There can be no assurance regarding prospects with respect to new business opportunities. Any other business development would require us to obtain additional financing.

Inflation

Our management does not consider inflation to be a significant risk to expenses in the current and foreseeable economic environment. Over the past several years, inflation in Macau has fluctuated, but has not materially impacted our results of operations. According to the Direcção dos Serviços de Estatística e Censos, a department of the Public Administration of Macau, or DSEC, inflation rates in Macau were 8.6%, 1.2%, 2.8% and 5.1% for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be interest rate risk associated with our substantial indebtedness.

Interest Rate Risk

We entered into interest rate swaps in connection with our drawdowns under the City of Dreams Project Facility in accordance with our lenders’ requirements at such time under the City of Dreams Project Facility. We incurred substantial indebtedness which bore interest at floating rates based on London Interbank Offered Rate, or LIBOR, and HIBOR plus a margin of 2.75% per annum until December 31, 2009, at which time, the floating interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. Our 2011 Credit Facilities bear interest rate at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio of the borrowing group. Accordingly, we are subject to fluctuations in HIBOR. We may hedge our exposure to floating interest rates in a manner we deem prudent. Interests in security we provide to the lenders under our credit facilities, or other security or guarantees, are required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

As of December 31, 2008 and 2009, all of our borrowings were at floating rates, respectively, and as of December 31, 2010, approximately 32% of our long-term debt was based on fixed rates due to the issuance of our Senior Notes in May 2010. As of June 30, 2011, approximately 54% of our long-term debt was based on fixed rates due to the issuance of the RMB Bonds and the drawdown of the deposit-linked loan in May 2011. Based on December 31, 2008, 2009 and 2010 and June 30, 2011 debt and interest rate swap levels, an assumed 100 basis point change in the HIBOR and LIBOR would cause our annual interest cost to change by approximately US$6.8 million, US$9.6 million, US$7.6 million and US$6.4 million, respectively.

Foreign Exchange Risk

The HK dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The HK dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the HK dollar. Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in HK dollars and, in connection with most of our indebtedness and certain expenses, U.S. dollars. We cannot assure you that the current peg or linkages between the U.S. dollar, HK dollar and Pataca will not be broken or modified. See “Risk Factors — Risks Relating to Our Business and Operations in Macau — Any fluctuation in the value of the HK dollar, U.S. dollar or Pataca may adversely affect our indebtedness, expenses and profitability.” In addition, all payments of interest and principal with respect to the RMB Bonds we issued in May 2011 will be made in Renminbi. As a result, the value of these Renminbi payments in HK dollar terms may vary with the prevailing exchange rates in the marketplace. The value of Renminbi against the HK dollar and other foreign currencies fluctuates and is affected by changes in China and international political and economic conditions and by many other factors. In May 2011, we entered into the deposit-linked loan for future settlement of principal amount on the RMB Bonds and two RMB forward exchange rate contracts for future settlement of interest on the RMB Bonds to hedge our exchange rate exposure. Furthermore, we accept foreign currencies from customers at all our properties. We do not currently engage in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations.

Credit Risk

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a limited credit basis as well as a cash basis. As is common practice in Macau, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players. We have established controls over the issuance of credit and aim to pursue aggressively overdue debt from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, delinquency notices, the use of external collection agencies and litigation. We expect that most of our gaming credit play will be through gaming promoters, who will therefore bear the direct credit risk from their players. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our premium direct players are expected to be visitors from other jurisdictions, principally the PRC, where gaming debts are unenforceable, and Hong Kong, we may not have access to a forum in which we will be able to collect all of our gaming receivables. The collectability of receivables from international customers could be negatively affected by future business or economic trends, significant events and local legislation preventing enforcement of gaming debts in the countries in which these customers reside. We currently conduct and plan to continue to conduct credit evaluations of our customers and generally do not require collateral or other security from them. We have established an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. In the event a customer who has been extended credit loses back to us the amount borrowed and the receivable from that customer is deemed uncollectible, Macau gaming tax will still be payable. See “Business—Legal Proceedings” for more information.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued guidance regarding fair value measurement amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The guidance improves the comparability of fair value measurements presented and disclosed in accordance with U.S. GAAP and IFRS by changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosure of information. The amendments to this guidance provide explanations on how to measure fair value but do not require any additional fair value measurements and do not establish valuation standards or affect valuation practices outside of financial reporting. The amendments clarify existing fair value measurements and disclosure requirements to include application of the highest and best use and valuation premises concepts; measuring fair value of an instrument classified in a reporting entity’s equity; and disclosures requirements regarding quantitative information about unobservable inputs categorized within Level 3 of the fair value hierarchy. In addition, clarification is provided for measuring the fair value of financial instruments that are managed in a portfolio and the application of premiums and discounts in a fair value measurement. The guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. We do not expect this guidance to have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. The guidance improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. The amendments to the guidance requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities are no longer permitted to present components of other comprehensive income as part of the statement of changes in equity. Any adjustments for items that are reclassified from other comprehensive income to net income are to be presented on the face of the entities’ financial statement regardless of the method of presentation for comprehensive income. The amendments do not change items to be reported in comprehensive income or when an item of other comprehensive income must be reclassified to net income, nor do the amendments change the option to present the components of other comprehensive income either net of related tax effects or before related tax effects. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011. The application of this guidance will require the change of our presentation of comprehensive income.

In September 2011, the FASB issued amendments in relation to the goodwill impairment test. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The application of these amendments will require us to change our assessment on goodwill impairment. We do not expect these amendments to have a significant impact on our consolidated financial statements.

OUR INDUSTRY

Unless otherwise indicated, the information in the section below has been derived, in part, from various government publications, including information obtained from DSEC, DICJ and National Bureau of Statistics of China, and various public database sources such as International Monetary Fund and CEIC Data Company Limited. We have endeavored to obtain the most recent sources available. This information has not been independently verified by us or any of our affiliates or advisors.

Asian Gaming Market Overview

Asia is the fastest-growing gaming market in the world and Macau has been the world’s largest gaming destination in terms of gross gaming revenues since 2006. Malaysia, Singapore, Japan, South Korea, the Philippines, Vietnam and Cambodia are the other notable destinations of Asia’s casino and gaming markets. In terms of gross gaming revenues in 2010, the size of Macau market was more than 2.5 times that of the Las Vegas Strip and Atlantic City markets combined. The success of Macau as a gaming and entertainment destination has led to the legalization, regulation and proliferation of gaming across the Asia Pacific region, and has initiated the development and construction of numerous casino-entertainment resorts, such as the opening of two integrated resorts in Singapore in early 2010 with a combined total investment of more than HK$80 billion. In turn, the industry has supported each local economy within the broader pan-Asian region through enhanced tourism, job creation, tax revenues and the influx of domestic and foreign capital and other resources. The expansion of the gaming industry has also spurred investment and employment activities in ancillary industries, the most prominent are retail, dining, entertainment, conference and convention sectors. The industry’s growth and success are largely driven by gaming’s particular appeal in Asian culture, the relatively low penetration in supply, an enormous population base, the world’s fastest urbanization rate and the emergence of an affluent, middle-class population segment which has a proclivity towards leisure and entertainment.

Macau Gaming Market Overview

Macau is a Special Administrative Region of the PRC located on the Pearl River Delta on the southern coastline of Guangdong Province, one of China’s wealthiest and most urbanized provinces. It is an hour away via high-speed ferry from Hong Kong, an international tourism hub in the region and home to China’s only approved casino gaming region. Macau attracts visitors from Guangdong Province, which had a population of approximately 96 million in 2009, and from the rest of China, Hong Kong, Taiwan, Japan, South Korea, Thailand, Malaysia, Singapore, Indonesia, India and the Philippines, which are all within approximately five hours by flight from Macau and together had a combined population of approximately 3.2 billion in 2010. In 2009, Macau was designated to be developed as the “most attractive tourism and recreation center in the world” by the PRC, according to Planning Study on the Coordinated Development of the Greater Pearl River Delta Townships (October 2009).

The majority of the visitors to Macau are from mainland China and Hong Kong, accounting for 53.0% and 29.9%, respectively, of arrivals in 2010. Driven by the continued development and prosperity of mainland China, total visitors to Macau from China grew at a compound annual growth rate, or CAGR, of 15.3% from 2002 to 2010. Macau’s proximity to major population centers in Asia enhances its appeal as a popular gaming destination for foreign tourists. International visitation levels have experienced rapid growth from 2002 to 2010, with arrivals from Japan increasing at a CAGR of 14.2%, from the Philippines, Malaysia, Singapore and Thailand increasing at a CAGR of 28.5% and from India increasing at a CAGR 41.4%. Macau’s economy and gaming sector are expected to continue to benefit from the fast growing visitations driven by continued economic growth in China and other Asian countries.

Macau is the world’s largest and fastest growing gaming market in terms of gross gaming revenues. It is the only location in Greater China to offer legalized casino gaming. The Macau market generated HK$182.9 billion in gross gaming revenues in 2010, a 57.8% increase from 2009, and more than four times the gross gaming revenue generated by the Las Vegas Strip in 2010. Gross gaming revenues have experienced a CAGR of 32.5% from 2005 to 2010 and an increase of more than four times from HK$44.7 billion in 2005. Macau also provides non-gaming amenities in the form of retail, hotel, conference and entertainment amenities, and is supported by Macau government infrastructure initiatives.

The following table summarizes certain information about Macau and its gaming market for the years ended December 31, 2005 to 2010 and for the six months ended June 30, 2011:

	Year Ended December 31,						Six Months Ended June 30, 2011	2005-2010 CAGR
	2005	2006	2007	2008	2009	2010
Macau
Gross gaming revenues(1) (in millions of HK$)	44,706	54,974	80,604	105,604	115,892	182,857	120,511	32.5%
Number of gaming tables(2)	1,388	2,762	4,375	4,017	4,770	4,791	5,237	28.1%
Number of slots(2)	3,421	6,546	13,267	11,856	14,363	14,050	15,098	32.6%
Total visitation (million)(3)	18.7	22.0	27.0	22.9	21.8	25.0	13.2	5.9%
Number of rooms(2)	10,832	12,978	16,148	17,533	19,259	20,091	21,676	13.2%
Occupancy rate (%)	70.9%	72.2%	77.2%	74.3%	71.4%	79.8%	82.0%	2.4%

Sources: DICJ, DSEC

Notes:

(1)	Excluding revenues derived from non-casino related activities such as horse racing, greyhound racing, Chinese lotteries, instant lotteries and sports lotteries.
(2)	As of December 31 of each of the years from 2005 to 2010 and as of June 30, 2011.
(3)	2008 visitor numbers were revised by DSEC and showed a significant drop compared to previous non-revised numbers due to a methodological change. From 2008 forward, visitor arrivals have excluded non-resident workers, students, etc. but included arrivals at the Trans Border Industrial Park. The number of visitors to Macau in 2008 based on DSEC’s previous methodology was 30,185,740, an increase of 11.8% from 2007.

Development and Trend of the Macau Gaming Market

To improve the size, scope and quality of Macau’s casinos and reinforce its position as a gaming center in the region, the Macau government initiated a bidding process to grant three new gaming concessions in late 2001. In 2002, SJM was awarded the first gaming concession, followed by Wynn Macau and Galaxy. A subsequent process allowed each concessionaire to grant one subconcession. There are now six companies licensed to operate casinos in Macau. The increase in the number of full-service casino resorts has not only contributed to a more than fourfold increase in gross gaming revenues from 2005 through 2010, but has helped broaden Macau’s appeal to a large audience by delivering a diverse range of non-gaming entertainment offerings which was previously limited. The developers of integrated resorts, which are able to attract new, premium-focused customers through not only premier gaming experience but also high-end retail, entertainment and leisure offerings, are expected to be the prime beneficiaries and experience significant growth during the evolution of the Macau gaming market.

The Macau gaming market is geographically segregated into two regions, the Peninsula and Cotai. The Peninsula spreads across 9.3 sq. km. and is geographically connected to Zhuhai, PRC. The casino operations in Macau are primarily concentrated on the Peninsula along the belt between the Macau-Hong Kong Ferry Terminal and the Ponte Governor Nobre de Carvalho Bridge (also known as the Macau-Taipa Bridge). There have also been significant recent developments in Cotai, a 5.8 sq. km. area of reclaimed land located between the islands of Coloane and Taipa. Taipa is directly connected to the Peninsula by three bridges.

With the Macau government’s support and the growing popularity of gaming, the number of casinos and hotels in Macau has increased and the group of developments in Cotai have grown in critical mass. Cotai has emerged as the prime location for the next wave of growth as a result of its integrated resort offerings that appeal to both VIP players and the mass market. Cotai is also adjacent to the Lotus Bridge and a key stop on the planned light rail system, which will help to drive visitation and gaming as well as non-gaming spending in Cotai.

Historically, Macau has catered primarily to rolling chip baccarat patrons (representing more than two-thirds of total gross gaming revenues), who typically wager higher stakes. Although gaming promoters have historically managed the majority of rolling chip customer relationships, new concessionaires and subconcessionaires have been increasingly successful in establishing a direct relationship with rolling chip patrons, benefiting from changes in Macau law that now permit casinos to lend directly to customers and gaming promoters and to enforce their debts.

The entry of international gaming operators, coupled with favorable regional economic trends, has led to strong growth in both the overall and rolling chip gaming markets. Macau’s gross gaming revenues and rolling chip gross gaming revenues have increased dramatically from 2005 to 2010, growing at CAGRs of 32.5% and 36.3%, respectively. Beginning in late 2008, Macau began to experience the effects of the global economic slowdown beginning in late 2008 and the outbreak of H1N1 influenza in 2009. However, starting from the third quarter of 2009, the market witnessed a significant rebound in Macau’s gross gaming revenues and achieved seven consecutive months of record monthly gross gaming revenues from February to August 2011. Macau product offerings will also continue to develop as a result of capital investments in new casino resorts and enhancements in infrastructure.

The following graphs show Macau’s gross gaming revenues from 2005 to 2010 and for the six months ended June 30, 2011 and rolling chip gross gaming revenues over the same period:

MACAU GROSS GAMING REVENUES (in millions of HK$)

Source: DICJ

MACAU ROLLING CHIP GROSS GAMING REVENUES (in millions of HK$)

Source: DICJ

Macau visitors currently spend only a fraction of what their U.S. counterparts spend on non-casino activities. In 2010, MICE events held in various venues in Macau totalled 1,399 with an average duration of 2.5 days, attracting 806,135 participants and attendees, significantly lower than its Las Vegas counterparts which had 18,004 events and 4.5 million attendees. We believe there is significant long-term growth potential for Macau’s non-gaming segment given the ongoing development of world class facilities and Macau’s proximity to the growing MICE market in China. We believe that as the non-gaming segment grows in China, visitors to Macau will on average stay longer per visit and spend more on both gaming and non-gaming activities during their visit.

Drivers of the Market

The growth of the Macau gaming market has been facilitated by a number of drivers and initiatives, including favorable population demographics and economic growth across each of the Asian source markets, a diversified offering of gaming and non-gaming segments, and commitment by central and local governments to infrastructure developments and improvements. Details of these market drivers are set out as follows:

Close proximity to two billion of the world’s population

Macau shares a border with China’s populous and wealthy Guangdong Province and is approximately one hour from Hong Kong via high-speed ferry. Approximately 3.2 billion people live within a five hour flight away from Macau. The relatively easy access from major population centers in Asia facilitates Macau’s development as a popular gaming destination in the region. Demand for non-gaming services including retail, leisure and entertainment services is also supported by the double-digit annual growth rate of personal disposable income and the growth of the middle class in China.

The following graph shows the population of, and visitation to Macau from, countries and regions within a five-hour flight of Macau in 2010:

Sources: Population data from International Monetary Fund estimates; visitation figures from DSEC

Visitation growth from mainland China, Macau’s primary source of visitors, has been supported by the implementation of the IVS. Following its implementation in 2003, mainland Chinese citizens from selected large urban centers and economically developed regions were able to obtain permits to travel to Macau on their own without joining a tour. As at December 2010, the IVS had expanded to cover 49 cities and more than 270 million Chinese citizens, representing approximately 20% of China’s population in 2010. However, it is estimated that merely 2% of the eligible citizens, or approximately 5.5 million were IVS travelers in 2010.

In 2007 and 2008, the Chinese government adjusted its IVS visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In addition, in May 2009, China placed certain restrictions on the operations of “below-cost” tour groups that involve low up-front payments and compulsory shopping. Although the PRC government has in the past restricted, and then loosened, IVS travel frequency, it has indicated its intention to maintain tourism development by opening the IVS to more Chinese cities to visit Macau.

The following diagram sets out the annual visitation to Macau from China from 2002 to 2010:

Sources: DSEC, National Bureau of Statistics of China

Note:

(1)	2008 visitor numbers were revised by DSEC and showed a significant drop compared to previous non-revised numbers due to a methodological change. From 2008 forward, visitor arrivals have excluded non-resident workers, students, etc. but included arrivals at the Trans Border Industrial Park. The number of visitors to Macau in 2008 based on DSEC’s previous methodology was 30,185,740, an increase of 11.8% from 2007.

Emergence of a wealthier demographic in China

It is anticipated that Macau will directly benefit from China’s expanding economy. According to the National Bureau of Statistics of China, China’s gross domestic product, or GDP, grew at a 16.3% CAGR over the past five years. China is currently the second largest economy in the world by GDP. Unlike some of the world’s other large economies, the Chinese economy has been resilient to the global economic crisis in 2008. In the future, China’s economic growth is expected to remain strong, reflecting PRC government spending and development of the inland provinces. World Economic Outlook forecasts China’s economic growth to reach approximately 9.6% for 2011. Long-term economic growth in China is expected to help sustain and fuel the development of Macau as the mass entertainment and leisure hub in the Pan Pearl River Delta.

The promotion of domestic demand is critical in sustaining long-term economic growth in China. The impact of the recent global recession on China’s economic growth has provided impetus to China’s shift to increase domestic consumption in order to reduce dependence on exports and foreign investments. In order to strengthen domestic spending and consumption, the PRC government is accelerating urbanization and seeking to provide better education and jobs. At the end of 2010, approximately 50% of China’s 1.34 billion population lived in urban areas. Rapid urbanization has historically spurred greater consumption and shifted the composition of the retail spending from a heavy weighting towards food to a more balanced consumption model. The shift in China’s consumption patterns towards more discretionary spending is expected to continue as income increases. Given the higher propensity for gaming in this demographic, increased spending patterns are expected to serve to further support growth in Macau’s gaming market.

The following diagrams set out the growth of retail sales in China from 2002 to 2010, and the growth in per capita disposable income of urban household in China from 2007 to 2010:

Retail Sales Growth 2002 – 2010	Per Capita Disposable Income Urban Households

Sources: National Bureau of Statistics of China, CEIC Data Company Limited	Sources: National Bureau of Statistics of China, CEIC Data Company Limited

Diversified range in gaming segments with a focus on VIP customers

The Macau gaming market consists of two primary segments: the cash or mass market and the rolling chip or VIP market:

Mass market. The mass market segment consists of both table games and slot machines played on public mass gaming floors for primarily cash stakes. The mass market segment is generally viewed as a higher-margin component of the overall gaming market as compared to the rolling chip segment due to the commission costs of operating the rolling chip operations. Mass market gaming revenues have grown significantly and according to the DICJ, mass market table and slot operation revenue grew at a CAGR of 22.6% and 47.1% from 2005 to 2010, respectively. Mass market table and slot operations accounted for approximately 23.4% and 4.6%, respectively, of total gross gaming revenue in Macau for 2010.

Rolling chip or VIP market. Rolling chip, or VIP, players in Macau are typically wealthy persons who play mostly in dedicated VIP rooms or designated gaming areas. VIP players are sourced either by gaming promoters or through direct relationship between the casinos and the players such as members of loyalty programs.

In accordance with general industry practice, gaming promoters typically commit to certain casino-specified minimum rolling chip purchases per VIP room per month. In return for their services, the gaming promoter is typically paid a commission by the gaming operator, based on either gaming win or the rolling chip volume generated, of which a significant proportion is paid onto the player in the form of a revenue rebate. The obligation to pay commissions to gaming promoters and to VIP players directly sourced by concessionaires means that although this segment accounts for a large proportion of total gross gaming revenues, margins are lower than those of the mass market segment. VIP players typically receive various forms of complimentary services, including transportation, accommodation and food and beverage services from the gaming promoters or concessionaires. These complimentary services also affect the margins associated with the rolling chip segment of the business and form part of the 1.25% limit on commissions paid to gaming promoters on rolling chip programs.

Direct VIP players are brought in through the direct relationship between players and gaming operators or players’ preference for a particular gaming operator or property. Although revenue rebates are paid to these customers, the level is typically lower than those paid to gaming promoters. As such, direct VIP players have potentially higher margins compared to VIP players sourced through gaming promoters.

The following table shows annual Macau gross gaming revenues by segment from 2005 to 2010 and for the six months ended June 30, 2011. It is anticipated that the diversified range in gaming segments in the Macau gaming market, with a focus on VIP customers, will continue to be the key growth driver in the near future.

(in millions of HK$)	Year Ended December 31,						Six Months Ended June 30, 2011	2005-2010 CAGR
	2005	2006	2007	2008	2009	2010
Mass market table gross gaming revenues	15,469	17,269	22,977	28,492	32,070	42,793	26,666	22.6%
Slot machine gross gaming revenues	1,214	1,993	3,489	5,488	6,314	8,367	5,389	47.1%
VIP gross gaming Revenues	28,023	35,712	54,138	71,623	77,509	131,697	88,455	36.3%
Total	44,706	54,974	80,604	105,604	115,892	182,857	120,511	32.5%

Source: DICJ

Increased diversification in non-gaming offerings further enhances visitation and game play

Although non-gaming revenues currently represent a small portion of total revenues in the Macau gaming market, the development of non-gaming attractions positions Macau as a comprehensive entertainment destination. As casino operators utilize their expertise to incorporate retail, food and beverage outlets and entertainment into their properties to offer an integrated resort experience, visitation to Macau, the duration of stay and the spending per visitor in both gaming and non-gaming sectors have all increased.

Retail. In the past three years, casino operators have been expending new retail space on the Peninsula and in Cotai for upscale shopping. As mainland Chinese constitute a majority of visitors to Macau, retail plays an important role in attracting Chinese customers to the region to purchase premium brands without paying a luxury goods tax which may be levied in China. During the first three months of 2011, mainland Chinese visitors spent an average of HK$1,119 per person on shopping, higher than visitors from any other region. The upcoming supply of retail space offered by entertainment resorts is expected to help further propel visitation and business to the casinos.

Entertainment. The new integrated gaming resorts support the development of Macau’s entertainment offerings to emulate Las Vegas’ breadth of entertainment attractions. The new resorts offer a variety of leisure and entertainment attractions to help draw in a more diverse array of visitors.

Lodging. It is anticipated that the introduction of additional high quality hotels, in combination with increasing retail and entertainment facilities and MICE space, will continue to enhance Macau’s reputation as a world-class tourist and business destination and to contribute to an increase in the average length of stay in Macau.

Further improvement of transportation and infrastructure to drive visitation

Macau is accessible by land, air and sea. In 2010, approximately 52.4% of visitors arrived in Macau via the Zhuhai border gate crossing with China and the Cotai checkpoint, approximately 41.0% arrived via ferry and nearby cities in China, and approximately 6.5% arrived via the Macau International Airport and heliport. Several airlines currently fly directly to Macau International Airport, operating direct routes to Macau from countries such as South Korea, Japan, Thailand, Malaysia, Singapore and the Philippines.

Further, we believe that improved transportation to and within Macau will also contribute to continued growth in visitation and gaming players. A number of infrastructure projects to facilitate travel have been recently completed or are in various stages of planning or development:

•

Guangzhou-Zhuhai Super Highway. The highway which opened in 2004 links Macau to Hengqin Island, a PRC government-mandated strategic new zone planned for development into a commercial, residential and resort destination.

•

Guangzhou-Zhuhai Intercity Mass Rapid Transit. The mass rapid transit was opened in January 2011, which provides another convenient form of transport to Macau. It reduces travel times between Guangzhou and Zhuhai from two hours to between 40 and 50 minutes.

•

Airport Capacity Upgrade. With the continuous upgrade in the capacity and facilities of the Macau International Airport, the airport will be equipped to receive 5.6 million passengers per year by 2015 and 15 million passengers per year after 2030.

•

Taipa Ferry Terminal. Macau will add a new ferry terminal, Taipa Ferry Terminal, in Taipa Island to its current two ferry terminals in the first half of 2013. Currently, there are two ferry terminals on the Macau Peninsula, the Inner Harbor and the Outer Habor, and a temporary one on the city’s Taipa Island in operation. The new terminal will have 16 piers for boats with a capacity of up to 400 passengers and three piers for ships of 1,200 passenger berths. A heliport in the roof of the terminal will also be constructed.

•	Macau Light Rail System. The light rail system connecting Macau, Taipa and Cotai via 21 different stations will be ready for use by 2015, and is expected to improve access within Macau.

•

Hong Kong-Zhuhai-Macau Bridge. The bridge linking three areas will include a bridge with total length of around 30 km, boundary crossing facilities, access roads and associated works. In January 2007, the local governments of Hong Kong, Zhuhai and Macau established the Hong Kong-Zhuhai-Macau Bridge Task Force to implement the project, which is expected to open in around 2015. It will contribute to the reduction in road travel time from Hong Kong and/or Zhuhai to Macau.

•

Expansion of Border Gate. The expansion of the border gate checkpoint in Portas do Cerco area in northern Macau is expected to increase the capacity of the border from 300,000 people per day to more than 500,000 people per day.

In addition, according to the National Development and Reform Commission, the PRC government has expressed support for a more modern and integrated transportation system within the region as described in its Outline of the Plan for the Reform and Development of the Pearl River Delta (2008-2020). Such improved transportation to and within Macau is expected to contribute to growth in visitation and mass market gaming.

Other Asian gaming markets

Our company competes with other casinos located in countries such as Malaysia, South Korea, the Philippines, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, certain countries, such as Singapore, have legalized casino gaming and others may follow suit, including Japan, Taiwan and Thailand. Singapore awarded casino licenses to Las Vegas Sands and the Genting Group in 2006. The Genting Group opened its casino in February 2010 and Las Vegas Sands opened its casino in April 2010. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The regulation, liberalization, development and growth of gaming in the region are in a continual state of evaluation and evolution.

The extension and proliferation of gaming in other regional markets such as Singapore, while creating additional competition, is likely to encourage visitation and increase the penetration of gaming across the region, including in Macau, to the benefit of the established operators and markets. For example, despite the opening of two integrated resort casinos in Singapore in 2010 that generated an aggregate of approximately HK$26.9 billion of revenues, Macau recorded the seven highest monthly gross gaming revenues in history during February to August 2011. Below is an overview of the monthly gross gaming revenue in Macau since January 2009:

Monthly Gross Gaming Revenue in Macau

Source: DICJ

Please see “Risk Factors — Risks Relating to the Gaming Industry in Macau — We face intense competition in Macau and elsewhere in Asia. We may not be able to compete successfully and may lose or be unable to gain market share.”

CORPORATE HISTORY AND STRUCTURE

Our History

Our company was incorporated under the name of Melco PBL Entertainment (Macau) Limited in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands and registered as an overseas company under the laws of Hong Kong in November 2006. We were initially formed as a 50/50 joint venture between Melco and Publishing and Broadcasting Limited (now known as Consolidated Media Holdings Limited), an Australian-listed corporation, or PBL as their exclusive vehicle to carry on casino, gaming machine and casino hotel operations in Macau. Crown was established in 2007 when it acquired the gaming assets owned by PBL as part of the demerger of PBL’s media and gaming businesses, including PBL’s investment in our company. PBL was subsequently renamed Consolidated Media Holdings Limited. We changed our name to Melco Crown Entertainment Limited, in May 2008.

Our subsidiary Melco Crown Gaming is one of six companies licensed, through concession or subconcession to operate casinos in Macau. The Macau government awarded concessions to Galaxy, SJM and Wynn Macau in March 2002. The Macau government subsequently and successively authorized three subconcessions, permitting MGM Grand Paradise, VML and Melco Crown Gaming, to operate casino games and other games of chance in Macau. Melco Crown Gaming entered into the subconcession contract with Wynn Macau in September 2006. The subconcession will expire in June 2022. Pursuant to the subconcession and applicable regulations in Macau, 10% of the issued share capital of our company holding the subconcession must be held by a managing director of Melco Crown Gaming and must be a permanent resident of Macau. As of November 23, 2011, Mr. Lawrence Ho, our co-chairman and executive director, directly holds 10% of the issued share capital of Melco Crown Gaming. Mr. Lawrence Ho is a permanent resident of both Hong Kong and Macau. For further details on the subconcession and the subconcession regime, please see “Regulations — The Subconcession.”

We have developed and operated a number of projects in Macau since our inception. Our current operations include (i) City of Dreams, an integrated resort in Macau, opened in Cotai in June 2009. It won the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010 and the “Best Casino VIP Room” and “Best Casino Interior Design” awards in the International Gaming Awards 2011; (ii) Altira Macau, an integrated casino hotel in Macau, opened in Taipa in May 2007; (iii) Taipa Square Casino, a casino operates within Hotel Taipa Square located on Taipa Island, opened in June 12, 2008; and (iv) Mocha Clubs, the largest non-casino based operations of electronic gaming machines in Macau with a total of more than 1,800 gaming machines in nine clubs, first opened in September 2003.

In December 2006, we completed the initial public offering of our ADSs, each of which represents three shares, and listing on Nasdaq Global Market. We completed follow-on offerings of ADSs in November 2007, May 2009 and August 2009, respectively. In January 2009, we were upgraded to trade on the Nasdaq Global Select Market.

On May 17, 2010, our subsidiary MCE Finance issued US$600 million aggregate principal amount of Senior Notes with an interest rate of 10.25% per annum and a maturity date of May 15, 2018. The Senior Notes are listed on the Official List of the SGX-ST. MCE Finance subsequently made an offer to exchange up to all of the outstanding Initial Notes for all of the outstanding Senior Notes due 2018 that have been registered under the U.S. Securities Act. Tenders with respect to 99.96% of the Initial Notes were received prior to the expiration of the exchange offer. MCE Finance completed the exchange offer, issued the Exchange Notes and listed the Exchange Notes on the SGX-ST on December 27, 2010. On May 9, 2011, we issued RMB Bonds, which consists of RMB2.3 billion (US$353.3 million) aggregate principal amount of 3.75% bonds due 2013. For further details about our Senior Notes and RMB Bonds, please see “ — Senior Notes” and “ — RMB Bonds.”

On July 27, 2011, we acquired a 60% equity interest in the developer of the Studio City Project, a large scale integrated entertainment, retail and gaming resort to be developed in Macau jointly by our company and New Cotai, LLC, an entity controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P. For further details on our operations and development projects, please see “Business.”

Melco Crown Joint Venture

In November 2004, Melco and PBL agreed to form an exclusive new joint venture in Asia to develop and operate casino, gaming machines and casino hotel businesses and properties in a territory defined to include China (comprising Macau, China, Hong Kong and Taiwan), Singapore, Thailand, Vietnam, Japan, the Philippines, Indonesia, Malaysia and other countries that may be agreed (but not including Australia and New Zealand).

In March 2005, Melco and PBL concluded the joint venture arrangements resulting in our company becoming a 50/50 owned holding company and entered into a shareholders’ deed that governed their joint venture relationship in our company and our subsidiaries. Crown was established in 2007 when it acquired the gaming assets owned by PBL as part of the demerger of PBL’s media and gaming businesses, including PBL’s investment in our company. We act as the exclusive vehicle of Melco and Crown to carry on casino, gaming machines and casino hotel operations in Macau, while activities in other parts of the territory will be carried out under other entities formed by Crown and Melco.

Original Shareholders’ Deed

Under the original shareholders’ deed, projects and activities of the joint venture in China were to be undertaken by MCE Holdings Three Limited (formerly known as “MPEL (Greater China) Limited”), which was effectively owned 60% by Melco and 40% by PBL, with projects in the territory outside China to be undertaken by one or more other of our subsidiaries which were effectively owned 60% by PBL and 40% by Melco.

Memorandum of Agreement

Simultaneously with PBL entering into an agreement with Wynn Macau to obtain the subconcession on March 4, 2006, Melco and PBL executed a memorandum of agreement on March 5, 2006, relating to the amendment of certain provisions of the shareholders’ deed and other commercial agreements between Melco and PBL in connection with their joint venture. Melco and PBL supplemented the memorandum of agreement by entering into a supplemental agreement to the memorandum of agreement on May 26, 2006. Under the memorandum of agreement, as amended, Melco and PBL agreed in principle to share on a 50/50 basis the risks, liabilities, commitments, capital contributions, economic value and benefits with respect to gaming projects in the territory, including Macau, subject to PBL obtaining the subconcession and the transfer of control of Melco Crown Gaming to us. The principal terms and conditions of the shareholders’ deed, as amended by the memorandum of agreement and the supplemental agreement to the memorandum of agreement, were:

•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the territory;

•	Melco and PBL were to appoint an equal number of members to our board, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

•

All of the class A shares of Melco Crown Gaming, representing 28% of all the outstanding capital stock of Melco Crown Gaming, were to be owned by PBL Asia Limited (as to 18%) and the managing director of Melco Crown Gaming (as to 10%), respectively. Mr. Lawrence Ho was appointed to serve as the managing director of Melco Crown Gaming. The holders of the class A shares, as a class, had the right to one vote per share, receive an aggregate annual dividend of MOP 1 and return of capital of an aggregate amount of MOP 1 upon winding up or liquidation, but had no right to participate in the winding up or liquidation assets;

•

All of the class B shares of Melco Crown Gaming, representing 72% of all the outstanding capital stock of Melco Crown Gaming were owned by MPEL Investments, our wholly owned subsidiary. As the holder of class B shares, we had the right to one vote per share, receive the remaining distributable profits of Melco Crown Gaming after payment of dividends on the class A shares, to return of capital after payment on the class A shares on a winding up or liquidation of Melco Crown Gaming, and to participate in the winding up and liquidation assets of Melco Crown Gaming;

•	The shares of Altira Developments and Melco Crown (COD) Developments and the operating assets of Mocha Clubs were transferred to Melco Crown Gaming; and

•	The provisions of the shareholders’ deed relating to the operation of our company were to apply to Melco Crown Gaming.

New Shareholders’ Deed

Melco and PBL entered into a shareholders’ deed post our initial public offering of our ADSs which was effective in December 2006. In connection with the acquisition of the gaming businesses and investments of PBL by Crown in 2007 as part of the demerger of PBL’s media and gaming businesses, Melco and Crown have entered into a new variation to the shareholders’ deed with us, which became effective in December 2007. The new shareholders’ deed includes the following principal terms:

Exclusivity. Melco and Crown must not (and must ensure that their respective Affiliates and major shareholders do not), other than through us, directly or indirectly own, operate or manage a casino, a gaming slots business or a casino hotel, or acquire or hold an interest in an entity that owns, operates or manages such businesses in Macau, except that Melco and Crown may acquire and hold up to 5% of the voting securities in a public company engaged in such businesses.

Directors. Melco and Crown may each nominate up to three directors and shall vote in favor of the three directors nominated by the other and will not vote to remove directors nominated by the other. Melco and Crown will procure that the number of directors appointed to our board shall not be less than ten. However, if the number of directors on our board is increased, each of Melco and Crown will agree to increase the number of directors that they will nominate so that not less than 60% of our board will be directors nominated by Melco and Crown and voted in favor of by the other.

Transfer of Shares. Without the approval of the other party, Melco and Crown may not create any security interest or agree to create any security interest in our shares. In addition, without approval from the other, Melco and Crown may not transfer or otherwise dispose of our shares, except for: (1) permitted transfers to their wholly owned subsidiaries; (2) transfers of up to 1% of our issued and outstanding shares over any three month period up to a total cap of 5% of our issued and outstanding shares; and (3) transfers subject to customary rights of first refusal and tag-along rights in favor of Crown or Melco (as the case may be) with respect to their transfers of our shares.

Events of Default. If there is an event of default, which is defined as a material breach of the shareholders’ deed, an insolvency event of Melco or Crown or their subsidiaries which hold our shares, or a change in control of the Melco or Crown subsidiaries which hold our shares, and it is not cured within the prescribed time period, then the non-defaulting shareholder may exercise: (1) a call option to purchase our shares owned by the defaulting shareholder at a purchase price equal to 90% of the fair market value of the shares; or (2) a put option to sell all of the shares it owns in us to the defaulting shareholder at a purchase price equal to 110% of the fair market value of the shares.

Notice from a Regulatory Authority. If a regulatory authority directs either Melco or Crown to end its relationship with the other, or makes a decision that would have a material adverse effect on its rights or benefits in us, then Melco and Crown may serve a notice of proposed sale to the other and, if the other shareholder does not want to purchase those shares, may sell the shares to a third party.

Term. The shareholders’ deed will continue unless agreed in writing by all of the parties or if a shareholder ceases to hold any of our shares in accordance with the shareholders’ deed.

Registration Rights

We entered into a registration rights agreement on December 11, 2006 with Melco and Crown pursuant to which we granted Melco and Crown customary registration rights, including demand registration rights, piggyback registration rights and Form F-3 registration rights.

Senior Notes

On May 17, 2010, MCE Finance, a wholly owned subsidiary of our company, issued US$600 million aggregate principal amount of 10.25% Senior Notes due 2018 and listed the Initial Notes on the Official List of the SGX-ST. The issue price for the Initial Notes was 98.671% of the principal amount. MCE Finance subsequently made an offer to exchange up to all of the outstanding Initial Notes for up to all of the outstanding Senior Notes that have been registered under the U.S. Securities Act. The Senior Notes are (i) general obligations of MCE Finance, (ii) pari passu in right of payment to all existing and future senior indebtedness of MCE Finance, (iii) senior in right of payment to any existing and future subordinated indebtedness of MCE Finance, (iv) effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and (v) unconditionally guaranteed by the guarantors. For further details of the Senior Notes, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RMB Bonds

On May 9, 2011, we issued RMB2.3 billion aggregate principal amount of 3.75% bonds due 2013 and listed the RMB Bonds on the Official List of the SGX-ST. The RMB Bonds bear interest from and including May 9, 2011 payable semi-annually in arrears on May 9 and November 9 in each year commencing on November 9, 2011. The RMB Bonds constitute our direct, general, unconditional, unsubordinated and unsecured obligations which will at all times rank pari passu without any preference or priority among themselves and at least pari passu with all our other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. For further details of the RMB Bonds, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Exchangeable Bonds

Melco Crown SPV Limited, or the SPV, a 50/50 special purpose vehicle formed between Melco and PBL (Crown’s predecessor), and now owned 50/50 by Melco and Crown, offered US$200 million in aggregate principal amount of 2.4% guaranteed Exchangeable Bonds due 2012, in September 2007 or Exchangeable Bonds. The SPV granted an over-allotment option for an additional US$50 million principal amount of bonds exercisable at any time up to 30 days after September 10, 2007. This option was exercised and the Exchangeable Bonds are listed on the SGX-ST.

Unless previously redeemed or repurchased and cancelled, the Exchangeable Bonds are exchangeable at any time on or after September 10, 2008 and prior to August 31, 2012 by registered holders of the Exchangeable Bonds, into ADSs of our company at an initial exchange price of US$17.19 per ADS. The SPV has a cash settlement option in lieu of delivering the ADSs.

On September 10, 2010, the holders of the Exchangeable Bonds had a one time put option to require the SPV to redeem the Exchangeable Bonds and, further to that bondholder put option, on September 10, 2010 the SPV redeemed US$215.5 million in principal amount of the Exchangeable Bonds. The SPV has a redemption option any time after September 10, 2010 if the market price of the ADSs for the 30 consecutive trading days prior to the issue of a redemption notice is at least 130% of the Exchange Price (i.e. US$22.35), at 100% of their principal amount plus accrued but unpaid interest.

The Exchangeable Bonds will mature on September 10, 2012, when the SPV will be required to redeem them at 100% of the principal amount, unless previously redeemed or exchanged.

Shareholder Loans

Each of Melco Leisure and Crown Asia Investments provided us with a shareholders’ loan in 2006, mainly for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams. These loans carried interest at three months’ HIBOR and their maturity date was May 15, 2013. The outstanding loan balances due to Melco Leisure and Crown Asia Investments as at June 30, 2011, were HK$578.6 million (approximately US$74.3 million) and HK$321.2 million (approximately US$41.3 million), respectively. Crown Asia Investments made an advance to Melco Leisure in the sum of HK$180 million (approximately US$23.1 million), in January 2007, for the purpose of equalizing their economic interests in our company. Melco Leisure novated part of its outstanding loan from our company to Crown Asia Investments on November 29, 2011 in settlement of such advance.

The shareholder loans were converted into shares on November 29, 2011 (the “Capitalization Date”), with an adjustment between Melco Leisure and Crown Asia Investments to ensure they maintain their interests in our company in equal proportions.

We considered that a transparent and accepted pricing mechanism should be used for the capitalization. The price of capitalization will therefore be determined with reference to one-third of the volume weighted average price, or VWAP, of our ADSs as quoted on the Nasdaq Global Select Market over the period of the five Nasdaq trading days immediately preceding the Capitalization Date, as each ADS represents three shares (the “Capitalization Price”). Each of Melco Leisure and Crown Asia Investments was issued such number of shares that correspond to their respective loan values outstanding on the Capitalization Date.

The reference price for the capitalization was derived from the price of our ADSs listed on the Nasdaq Global Select Market. We consider that this is in the best interests of our shareholders as our ADSs have been traded on Nasdaq since December 2006. The dilutive effect of the capitalization to existing shareholders (other than the controlling shareholders) was approximately 0.8%.

Given that our board is comprised of three nominees from each of our controlling shareholders, it was considered, as a matter of good corporate governance, that the decision to capitalize the loans be approved solely by our independent non-executive directors. Having regard to the timing of capitalization and transparent pricing mechanism, our independent board approved the process for capitalization on October 17, 2011. Our independent non-executive directors are satisfied that the capitalization of shareholder loans is in the interests of shareholders as a whole. There are a number of steps involved in the capitalization of shareholder loans, to preserve the intention that Melco Leisure and Crown Asia Investments maintain equal interests in our company.

Our company, Melco Leisure and Crown Asia Investments entered into a novation agreement on November 18, 2011, pursuant to which Melco Leisure shall transfer on the Capitalization Date, being November 29, 2011, by novation to Crown Asia Investments, HK$180 million (approximately US$23.1 million) of the outstanding loan balances owed to Melco Leisure by our company. On completion of the novation on November 29, 2011, our company will be indebted to Melco Leisure in the sum of HK$398.6 million (approximately US$51.2 million) and Crown Asia Investments in the sum of HK$501.2 million (approximately US$64.4 million).

Our company, Melco Leisure and Crown Asia Investments also entered into a loan capitalization agreement on November 18, 2011, pursuant to which each of Melco Leisure and Crown Asia Investments agreed to convert outstanding loan balances owed by our company to them as at the date of such agreement into shares on the Capitalization Date, being November 29, 2011. Our company will then issue shares on the Capitalization Date equal in value to the amount owing to each of Melco Leisure and Crown Asia Investments by our company as at the date of the loan capitalization agreement.

Melco Leisure and Crown Asia Investments entered into a share transfer agreement on November 18, 2011, pursuant to which Melco Leisure has agreed to purchase from Crown Asia Investments and Crown Asia Investments has agreed to sell such number of shares on the Capitalization Date with reference to the Capitalization Price, to ensure that Melco Leisure and Crown Asia Investments hold an equal number of shares in our company upon completion of such transfer. Melco Leisure will pay Crown Asia Investments HK$51.3 million (approximately US$6.6 million) in consideration of such share transfer.

According to our Macau Counsel, the capitalization of shareholder loans does not require any approval from the Macau government. No approval is required from any other parties.

On November 29, 2011, a total of 40,211,930 ordinary shares were issued in connection with the shareholder loan conversion described above, based on a conversion price of US$2.87 per share. Each of Melco Leisure and Crown Asia Investments received 20,105,965 ordinary shares upon the completion of the transactions.

Corporate Structure

The following chart sets forth our simplified corporate structure as at November 23, 2011(1):

Notes:

(1)	As at November 23, 2011, 181,796,357 ADSs were issued, representing 545,389,071 ordinary shares and approximately 33.81% of the issued share capital of our company.
(2)	As at November 23, 2011, 2,004,360 ADSs, representing 6,013,080 ordinary shares, are held by SPV, which is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments.

(3)	As at November 23, 2011, 11,487,074 ordinary shares were issued as treasury shares, representing approximately 0.71% of the issued share capital of our company. Treasury shares are new shares issued by our company and held by the depositary bank to facilitate the administration and operation of our company’s 2006 Share Incentive Plan. These shares are to be delivered to our directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.
(4)	The principal activity of MCE Finance is as an issuer of the Senior Notes, which involved the arrangement of financial resources and provision of finance to us.
(5)	MCE Cotai Investments Limited is an investment holding company.
(6)	MPEL International is an investment holding company.
(7)	The remaining 40% interests in Cyber One is held by New Cotai, LLC. Cyber One is an investment holding company.
(8)	MPEL Nominee One Limited is an investment holding company incorporated in the Cayman Islands, or MPEL Nominee One.
(9)	MSC Desenvolvimentos is owned 96% by Cyber Neighbour Limited, a wholly owned subsidiary of Cyber One, and 4% owned by Cyber One. The principal activity of MSC Desenvolvimentos is the development of integrated entertainment resort. It holds a piece of land in Macau for development of the Studio City Project.
(10)	MPEL Investments is an investment holding company.
(11)	MPEL Nominee Three Limited is an investment holding company incorporated in the Cayman Islands, or MPEL Nominee Three.
(12)	MPEL Nominee Two Limited is an investment holding company incorporated in the Cayman Islands, or MPEL Nominee Two.
(13)	The shares of this company are owned 89.99% by MPEL Investments, 10% by our executive Director and 0.01% by MPEL Nominee Three. According to the applicable regulations, 10% of the issued share capital of our company holding the subconcession must be held by the managing director of such company and he or she must be a permanent resident of Macau. MPEL Nominee Three was incorporated and became a shareholder of Melco Crown Gaming to comply with the applicable regulations at the time of incorporation of Melco Crown Gaming, which requires it to have at least three shareholders. The principal activity of Melco Crown Gaming is casino operations.
(14)	The shares of these companies are owned 96% by Melco Crown Gaming and 4% by MPEL Nominee Two. Melco Crown (COD) Hotels operates hotel and our non-gaming businesses at City of Dreams. Altira Hotel operates hotel and our non-gaming businesses at Altira Macau.
(15)	The shares are owned 96% by Melco Crown Gaming and 4% by MPEL Nominee Two. The principal activity of Melco Crown (COD) Developments is the development of integrated entertainment resort. It holds the land and building for City of Dreams.
(16)	The shares of this company are owned as to 99.98% by Melco Crown Gaming, 0.01% by MPEL Nominee Three and 0.01% by MPEL Nominee Two. The principal activity of Altira Developments is the development of casino and hotel. It holds the land and building for Altira Macau.
(17)	The impact of the following transactions has not been reflected in the above corporate structure chart:
(i)	On November 25, 2011, 689,511 restricted shares and 4,756,275 share options were issued to employees and a director upon vesting on the same date; and
(ii)	On November 29, 2011, the outstanding shareholder loan balances due to Melco Leisure and Crown Asia Investments, which amounted to HK$899.7 million (approximately US$115.6 million) as of June 30, 2011, were converted into shares, with an adjustment between Melco Leisure and Crown Asia Investments to ensure that they maintain their interests in our company in equal proportions. The price of capitalization was determined as one-third of the VWAP of our ADSs as quoted on the Nasdaq Global Select Market over the period of the five Nasdaq trading days immediately preceding November 29, 2011, as each ADS represents three ordinary shares. 40,211,930 ordinary shares were issued upon capitalization of the shareholder loans.

Relationship with Controlling Shareholders

Melco holds, through its wholly owned subsidiary, Melco Leisure, approximately 33.65% of the issued share capital of our company, and Crown holds, through its indirect wholly owned subsidiary Crown Asia Investments, approximately 33.65% of the issued share capital of our company.

Melco

Melco, an investment holding company, engages in leisure, gaming, and entertainment businesses primarily in South East Asia. It operates in two divisions: Leisure, Gaming and Entertainment; Property and Other Investments. The Leisure, Gaming and Entertainment division provides catering, entertainment, and related services. Entertainment Gaming Asia Inc, in which Melco has an equity interest of approximately 38.6%, is listed on NYSE-Amex, provides electronic gaming machines on a participation basis to the pan-Asian gaming industry and is engaged in the development of casinos in IndoChina. MelcoLot Limited, in which Melco has a 35.3% effective interest on a fully diluted basis (assuming full conversion of all outstanding convertibles), is listed on the Growth Enterprise Market, or GEM, in Hong Kong, operates in the Chinese lottery sector, principally in the provision and operation of the paperless lottery business. Mountain China Resorts (Holding) Limited, in which Melco has a 28.7% interest, is a developer of a ski resort in Yabuli, China, whose shares are listed on the TSX

Venture Exchange in Toronto. Melco engages in restaurant operations (principally the Jumbo Kingdom floating restaurant in Hong Kong), and restaurant vessel holding and letting businesses, including the provision of management services. Melco was formerly known as The Macao Electric Lighting Company Limited and changed its name to Melco International Development Limited in 1988. Melco was founded in 1910 and listed on the HKSE in 1927. Melco’s revenue for the fiscal year ended December 31, 2010 was HK$125.2 million according to its annual report publicly available on its website and the HKSE’s website.

Crown

Crown is one of Australia’s largest entertainment groups. The Crown’s core businesses and investments are in the integrated resorts sector. Crown wholly owns and operates two of Australia’s leading integrated resorts, Crown Entertainment Complex in Melbourne and Burswood Entertainment Complex in Perth. Crown also wholly owns and operates the Aspinalls Club in London. Crown Entertainment Complex is one of the largest integrated resorts in the southern hemisphere with its casino, hotels, function rooms, restaurants, shopping and entertainment facilities. The casino currently features 2,500 electronic gaming machines and has approval to operate 500 table games. Its three hotels offer approximately 1,600 rooms, including 31 luxury villas. Burswood Entertainment Complex is Perth’s premier integrated resort encompassing a casino, two international hotels, convention center, the 20,000 seat Burswood Dome and award-winning food and beverage outlets. The casino has approval for 2,000 electronic machines and 220 table games. The Aspinalls Club in Mayfair is a high end London based casino. It is one of five licensed high end casinos in London’s prime west end entertainment district. In addition, Crown owns a portfolio of gaming investments that have been accumulated to complement Crown’s existing core businesses. Crown owns a 50% interest in the Aspers Group, which owns and operates casinos in Swansea and Newcastle in the UK, as well as a 50% interest in a third casino in Northampton. The Aspers Group has also obtained a new casino license in connection with a casino in Stratford, London, expected to open in December 2011. Crown also owns a 24.5% interest in Cannery Casino Resorts, LLC, which owns and operates two casinos in Las Vegas, Nevada and a casino and racetrack in Pittsburgh, Pennsylvania, as well as holding a leasehold interest in a third casino in Las Vegas. Crown’s revenue for the fiscal year ended June 30, 2011 was A$2,409.2 million according to its annual report publicly available on its website and the Australian Stock Exchange’s website.

BUSINESS

Overview

We are a developer, owner and, through our subsidiary Melco Crown Gaming, operator of casino gaming and entertainment resort facilities focused on the Macau market. Our subsidiary Melco Crown Gaming is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We were incorporated in 2004 as a joint venture between Melco and PBL (whose gaming businesses and investments were acquired by Crown in 2007 as part of the demerger of PBL’s media and gaming businesses). We currently operate two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. Our operations cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We seek to attract patrons from throughout Asia and in particular from Greater China.

We focus on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2008, 2009 and 2010, Macau generated gaming revenue of approximately US$13.6 billion, US$14.9 billion and US$23.5 billion, respectively, according to the DICJ; for the same periods, the Las Vegas Strip generated gaming revenue (excluding sports book and race book) of US$6.0 billion, US$5.5 billion and US$5.7 billion, respectively, according to the Nevada Gaming Control Board. Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Our major existing operations and our development project consist of:

City of Dreams. City of Dreams, an integrated resort development in Cotai, Macau which opened in June 2009, currently features a casino area of approximately 420,000 square feet with a total of approximately 400 gaming tables and approximately 1,300 gaming machines. The resort houses three luxury hotels, which collectively offer approximately 1,400 guest rooms, a collection of retail brands, a wet stage performance theater and other entertainment venues.

We are currently re-evaluating the next phase of our development plan at City of Dreams. We expect the next phase of development to include a five-star hotel with features of an apartment hotel or a general hotel and anticipate we will finance this phase separately from the rest of City of Dreams.

Altira Macau. Altira Macau (formerly known as Crown Macau) opened in May 2007 and currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables and offers approximately 200 hotel rooms.

Mocha Clubs. First opened in September 2003, we currently operate nine Mocha Clubs. With a combined total of more than 1,800 gaming machines, the clubs comprise the largest non-casino based operations of electronic gaming machines in Macau.

Studio City Project. We are reaching the final stages of our design plans, while working closely with the Macau government to complete the necessary approval process of the Studio City Project, in which we own 60% of the equity interest. Other than utilizing internal cash flow, we are also evaluating financing plans in relation to the Studio City Project including a bank loan and other debt financing. Currently, we envision the Studio City Project as an integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and in particular from Greater China. All of the features of the Studio City Project described in this prospectus are subject to change.

Our net revenues for the years ended December 31, 2008, 2009 and 2010 were US$1,416.1 million, US$1,332.9 million and US$2,642.0 million, respectively. We incurred net losses of US$2.5 million, US$308.5 million and US$10.5 million in the years ended December 31, 2008, 2009 and 2010, respectively. During the same periods, casino revenues accounted for 99.3%, 97.9% and 96.5% of our total net revenues, respectively. Our net revenues for the six months ended June 30, 2010 and 2011 were US$1,141.2 million and US$1,766.5 million, respectively. We incurred a net loss of US$42.6 million for the six months ended June 30, 2010 and had a net income of US$73.8 million for the six months ended June 30, 2011. During the same periods, casino revenues accounted for 96.8% and 95.8% of our total net revenues, respectively.

Our Competitive Strengths

We believe that we have a number of key strengths including the following:

Diversified Portfolio of High Quality Properties Targeting Multiple Customer Segments

We believe that our diversified portfolio of high quality properties enables us to attract multiple customer segments including rolling chip players, premium mass market players and leisure customers. The rolling chip segment is the largest gaming segment in Macau as measured by revenues and has historically been a key driver of market growth. The mass market segment typically results in higher operating margins than the rolling chip segment due to lower commissions. In addition to general mass market players, the mass market segment also includes premium mass market players who are high-spending customers seeking personalized service in a luxurious environment as well as leisure customers seeking non-gaming entertainment offerings or casual gaming experiences outside a conventional casino setting. We believe our ability to attract and target multiple customer segments also means that we minimize the risk of cannibalizing our existing customers when new properties are added to our portfolio.

City of Dreams — an integrated luxury casino and entertainment resort targeting premium mass market and rolling chip segments.

City of Dreams is an integrated luxury resort offering gaming, entertainment, food and beverage, retail and other leisure options that targets premium mass market and rolling chip players from regional markets across Asia. Key attractions to the property include gaming facilities, hotel accommodations, the Franco Dragone production “The House of Dancing Water” which opened in September 2010 in the wet stage performance theater, the “Dragon’s Treasure” show which received the 2009 Thea Award for “Outstanding Achievement” from the Themed Entertainment Association (TEA) and the Club Cubic nightclub which opened in April 2011.

City of Dreams won the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development, and the “Best Casino VIP Room” and “Best Casino Interior Design” awards in the International Gaming Awards in 2011, which recognizes outstanding design in the casino sector.

Altira Macau — a luxurious casino and hotel offering focused on the rolling chip segment.

Altira Macau (formerly known as Crown Macau) offers multi-floor gaming areas, a five-star hotel, various dining facilities including the Michelin-star Italian restaurant Aurora and other non-gaming amenities, providing a luxurious level of accommodation and facilities that caters to Asian rolling chip players.

Altira Macau was awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) in 2010 and 2011. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, the “Best Business Hotel in Macau” award in TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

Mocha Clubs — a casual and convenient gaming experience appealing to leisure mass market electronic gaming patrons outside the conventional casino setting.

Mocha Clubs’ electronic gaming facilities appeal to leisure mass market gaming patrons, including day-trip customers, seeking a gaming experience outside the conventional casino setting. Mocha Clubs are conveniently located in areas with strong pedestrian traffic, typically within three-star hotels. Our Mocha Clubs offer what we believe to be the latest technology in gaming machines.

Ability to Identify and Capture Innovative Growth Opportunities

We believe our ability to identify and capture innovative growth opportunities will continue to position us for future growth. We were an early mover in establishing a presence in Cotai with our investment in City of Dreams in 2005. Cotai has subsequently become a focus area of growth for other Macau gaming operators. We believe that City of Dreams’ ramp-up in operations since its successful opening in June 2009 and its prime location provide us with an established platform for growth in a rapidly expanding Macau gaming market. City of Dreams is located less than five minutes by car from Macau International Airport and Taipa Ferry Terminal, which is next to the temporary terminal and is expected to open in 2012. Further, it will be the first gaming facility stop from Taipa Ferry Terminal on the Macau Light Rail Transit, which is expected to commence operation in the fourth quarter of 2015.

Our acquisition of a 60% interest in the developer of the Studio City Project further highlights our ability to capture opportunities with strong growth potential. The Studio City Project is one of few integrated resort development projects in Cotai with a land grant. The planned integrated resort is expected to feature an array of gaming and non-gaming amenities. The project site is located adjacent to the Lotus Bridge which connects Macau to Hengqin Island, PRC and is expected to have a stop on the planned Macau Light Rail Transit route.

Ability to Develop and Introduce Innovative Product and Service Concepts to the Market

We believe our innovative non-gaming product offerings, including “The House of Dancing Water” show and the “Dragon’s Treasure” show at City of Dreams, have helped diversify and expand Macau’s existing entertainment options and reinforce our position as one of the most innovative integrated resort operators in Macau. “The House of Dancing Water” show, housed in a specially built theater with a stage pool that holds 3.7 million gallons of water, is one of the largest permanent water-based shows in the world. Envisaged by Mr. Lawrence Ho and created and directed by the renowned showmaker Mr. Franco Dragone, “The House of Dancing Water” show is performed by an international cast of approximately 80 artists and showcases dazzling costumes and special effects. “The House of Dancing Water” show has reinforced City of Dreams’ position as one of Asia’s premier leisure and entertainment resorts, drawing an average of approximately 19,000 visitors to the property per week and achieving an average theater occupancy rate of approximately 90% per show since the show opened in September 2010.

“Dragon’s Treasure,” the show offered in The Bubble at City of Dreams, received the 2009 Thea Award for “Outstanding Achievement” from the Themed Entertainment Association (TEA). The Bubble is one of the largest special effects projection dome theater. The ten-minute multimedia experience combines high-definition video, a sweeping musical score and more than 20,000 theatrical LED lights. “Dragon’s Treasure” is one of the most innovative and popular attractions in Macau, drawing more than 4,000 visitors per day.

Significant Experience of Our Controlling Shareholders and Seasoned Management Team

We believe that our seasoned management team will continue to be important to the continued success of our business. Our senior management team brings several decades of gaming experience and in-depth knowledge of the Chinese market as well as the entertainment industry. In the third quarter of 2010, we underwent an operational reorganization creating co-chief operating officer positions based on functional responsibilities. We believe that this reorganization has streamlined our organizational structure to expedite our decision-making processes and increase management efficiency as well as maintain our capacity for future growth.

We believe one of our strengths is the combined expertise of our controlling shareholders Melco and Crown who both have representation on our board. Melco has an established reputation and a broad network of business relationships in Macau, Hong Kong and elsewhere in Greater China, and was one of the first to tap the rapidly growing leisure, gaming and entertainment market in Macau. Crown is one of Australia’s largest entertainment groups and is an experienced gaming company. Our board benefits from the wealth of experience in the gaming industry contributed by our co-chairman and CEO Mr. Lawrence Ho and our co-chairman Mr. James Douglas Packer.

Strong Sales Reach and Customer Hosting and Loyalty Programs to Drive Business

We believe that our extensive sales reach in Asia, a customer database of more than 1 million customers, and well-developed and recognized customer hosting and loyalty programs have been instrumental in increasing customer visitation to our properties and developing strong customer loyalty, which in turn have been key contributors to our revenue growth.

We have sales relationships and representation in all key target markets, enabling us to target and retain premium direct rolling chip and premium mass market players as well as to drive the broader mass market gaming and non-gaming business at our properties.

We carefully analyze our gaming customer databases to effectively identify and target different customer segments with tailored offers and promotions to increase repeat visits and spending at our properties. Our loyalty clubs and customer host programs are key elements of our marketing strategy. Our exclusive VIP club and 4-tiered mass market loyalty club provide rewards based on customer value. Our dedicated customer hosting programs provide personalized service to our most valuable customers.

Development and Construction Experience

We have an experienced in-house development and construction team including commercial, construction and creative team members. This team was integral in the development and construction of City of Dreams and is expected to lead the development and construction of the Studio City Project.

Strong Operating Performance to Fund Potential Growth Opportunities

For the year ended December 31, 2010, we generated net revenues of US$2,642.0 million with adjusted property EBITDA of US$489.8 million, a 98.2% and 411.4% increase, respectively, over the year ended December 31, 2009. Adjusted property EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses and other non-operating income and expenses. We incurred a net loss of US$10.5 million for the year ended December 31, 2010, as compared to a net loss of US$308.5 million for the year ended December 31, 2009. Our record-high revenues and adjusted property EBITDA in 2010 were driven by the successful opening of City of Dreams in June 2009 and a recovery in rolling chip volume at Altira Macau, resulting in strong year-over-year growth in casino revenues. For the six months ended June 30, 2011, we generated net revenues of US$1,766.5 million with adjusted property EBITDA of US$372.9 million, a 54.8% and 100.6% increase, respectively, over the same period in 2010. For the six months ended June 30, 2011, we generated net income of US$73.8 million, compared to a net loss of US$42.6 million for the same period in 2010.

We believe our strong operating performance will provide us with the financial resources to fund potential growth opportunities.

Our Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected future growth opportunities in Macau. To achieve our objective, we have developed the following core business strategies:

Develop a Balanced Product Portfolio of Well-Recognized Branded Experiences Tailored for a Broad Spectrum of Customer Segments

We offer a balanced product portfolio targeting rolling chip and mass market players. We believe our clear focus on different market segments will enhance our ability to adapt to the fast growing and changing gaming market in Macau, as well as to achieve a balanced and sustainable long-term growth in the future.

We believe that building strong, well-recognized branded experiences is critical to our success, especially in the brand-conscious Asian market. We intend to develop and further strengthen our brands by building and maintaining high quality properties that differentiate us from our competitors throughout Asia and by providing a set of experiences tailored to meet the cultural preferences and expectations of Asian customers.

We have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused customer segmentation strategy, we believe we can better service specific segments of the Macau gaming market.

Utilize Melco Crown Gaming’s Subconcession to Maximize Our Business and Revenue Potential

We intend to leverage the independence, flexibility and economic benefits we enjoy as a subconcessionaire to capitalize on the potential growth of the Macau gaming market. Although the Macau government announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of 10 years, the total number of gaming tables to be authorized will be limited to an annual increase of 3%, the existing concession regime does not place any limit on the number of casinos or gaming areas that may be operated under each concession or subconcession. Moreover, these restrictions are of non-statutory nature and different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. As a subconcessionaire, we can, subject to government approval, develop and operate new projects without the need to partner with other concessionaires or subconcessionaires. We will consider opportunities as they arise to utilize our subconcession at newly acquired or developed or existing properties.

Furthermore, we may consider leveraging our licensed status by entering into leasing or services arrangements with developers and hotel operators who do not hold concessions or subconcessions to operate gaming activities at their properties and keep a percentage of the revenues. However, we cannot currently pursue this strategy because in 2008 the Macau government announced that new services agreements with respect to gaming activities would not be approved or authorized. The moratorium on new gaming services agreements does not currently impact the services agreement between Melco Crown Gaming, New Cotai Entertainment (Macau) Limited and New Cotai Entertainment, LLC with respect to the Studio City Project because the agreement was entered into in 2007, prior to the announcement of the moratorium. Once such moratorium is lifted, we will consider entering into other similar arrangements with developers and hotel operators, subject to obtaining the relevant approvals.

Develop Comprehensive Marketing and Customer Loyalty Programs

We will continue to seek to attract customers to our properties by leveraging our brands and utilizing our marketing resources. We have combined our brand recognition with customer management techniques and programs in order to build a database of repeat customers and loyalty club members. Through Mocha Clubs’ share of the Macau electronic gaming market, we have also developed a customer database and a customer loyalty program, which we believe have successfully enhanced repeat play and further built the Mocha Clubs brand.

We will seek to continue to grow and maintain our customer base through the following sales and marketing activities:

•	create a cross-platform sales and marketing department to promote all of our brands to potential customers throughout Asia in accordance with applicable laws;

•

utilize special product offers, special events, tournaments and promotions to build and maintain relationships with our guests, in order to increase repeat visits and help fill capacity during lower demand periods; and

•	implement complimentary incentive programs and commission based programs with selected promoters to attract high-end customers.

Create First Class Service Experiences

We believe that service quality and memorable experiences will continue to grow as a key differentiator among the operators in Macau. As the depth and quality of product offerings continue to develop and more memorable properties and experiences are created, we believe that tailored services will drive competitive advantage. As such, our focus remains on creating service experiences for the tastes and expectations of our various customers.

We believe the continued development of our staff and supporting resources are central to our success in this regard. We will invest in the long term development of our people through sharing experiences and relevant training.

Maintain a Strong Balance Sheet and Conservative Capital Structure, De-Leverage and Remain Alert to Potential Growth Opportunities

We believe that a strong balance sheet is a core foundation for our future growth strategy. We will continue to monitor and effectively manage our liquidity needs and raise development funds when favorable market conditions permit us to do so. While taking account of development needs and potential growth opportunities, we will, as a priority, apply surplus cash generated from our operations to de-leveraging.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort development in Cotai, Macau which opened in June 2009. City of Dreams targets premium mass market and rolling chip players from regional markets across Asia. City of Dreams currently features a casino area of approximately 420,000 square feet with a total of approximately 400 gaming tables and approximately 1,300 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and pays us the gross operating profit after deduction of its management and incentive fees, and we have entered into license agreements with respect to Crown Towers hotel and Hard Rock hotel, pursuant to which we are granted certain rights to use certain intellectual properties from the licensors. No fee is payable for the use of the Crown marks and certain fees are payable for the use of the Hard Rock marks. See “— Intellectual Property.” The Crown Towers hotel and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. There are over 20 restaurants and bars; 69 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, opened in September 2010 and features “The House of Dancing Water” show, a Franco Dragone production. “The House of Dancing Water” is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams. We believe this production highlights City of Dreams as an innovative entertainment-focused destination and strengthens the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The production incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists.

“Dragon’s Treasure,” the show offered in The Bubble at City of Dreams, received the 2009 Thea Award for “Outstanding Achievement” from the Themed Entertainment Association (TEA). City of Dreams also won the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development, and the “Best Casino VIP Room” and “Best Casino Interior Design” awards in the International Gaming Awards in 2011, which recognizes outstanding design in the casino sector.

Our total project costs for the development of City of Dreams, including the casinos, the three hotels, the wet stage performance theater and all retail space and food and beverage outlets, were approximately US$2.4 billion, comprising primarily construction and fit-out costs and design and consultation fees and excluding the cost of land, capitalized interest and pre-opening expenses.

We continue to evaluate the next phase of our development plan at City of Dreams. We currently expect the next phase of development to include a five-star hotel with features of an apartment hotel or a general hotel and anticipate we will finance this phase separately from the rest of the City of Dreams. Before we finalize our development plan, we are assessing our hotel room requirements, government policies and general market conditions. The development of the hotel would be subject to the availability of additional financing and Macau government’s approval and may require the approval of our financiers under our existing and any future debt facilities.

As at November 23, 2011, the next phase of development of City of Dreams was at a preliminary stage without any definitive plans regarding design, capital commitment, land acquisition, construction schedule or budget.

Altira Macau

Altira Macau (formerly known as Crown Macau) opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

Altira Macau currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables. Our multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure our gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 200 hotel rooms, including suites and villas, and features in-room entertainment and communication facilities. A number of restaurants and dining facilities are available at Altira Macau, including the Michelin-star Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Altira Macau offers a luxurious level of accommodations and facilities. Altira Hotel was awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) in 2010 and 2011. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, “Best Business Hotel in Macau” award in TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

We introduced experienced local management to Altira Macau in 2008 to further our understanding of our rolling chip clients. In late 2009, Altira Macau transitioned away from a gaming promoter aggregator model where we contract with a junket consolidator that manages and provides credit to its collaborators, to a more traditional gaming promoter model where we contract directly with all our gaming promoters without the services of an intermediary consolidator.

The Altira brand was launched in April 2009 and has been developed to target the Asian rolling chip market. The rebranding of Crown Macau as Altira Macau aligns the brand positioning of the property with its market focus on Asian rolling chip customers players while focusing the Crown property brand solely at City of Dreams.

Mocha Clubs

Mocha Clubs first opened in September 2003 and has expanded operations to nine clubs, with gaming space ranging from approximately 3,000 square feet to 22,000 square feet. See “—Property—Mocha Clubs” for further details. As of December 31, 2010, Mocha Clubs had 1,576 gaming machines in operation, which represented 11% of the total machine installation in the market, according to DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements. Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. In addition to slot machines, each club site offers electronic tables without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

The Mocha Club at Mocha Square was temporarily closed for renovations from the end of 2007 and resumed operations in February 2009. We redecorated the ground and first floors of the Hotel Taipa Square Mocha Club during January 2009 to facilitate easier access by customers.

In September 2011, we opened our ninth Mocha Club at the Macau Tower Convention & Entertainment Centre, or Macau Tower, which offers 260 slot machines and electronic table games across approximately 21,500 square feet of floor area on the ground floor and the second floor of Macau Tower.

Our Development Project

We continually seek new opportunities for additional gaming or related businesses in Macau and will continue to target the development of a project pipeline in Macau in order to maximize the business and revenue potential of Melco Crown Gaming’s investment in its subconcession. In defining and setting the timing, form and structure for any future development, we focus on the following principles: (i) putting in place plans for financing for any project before commencing construction; (ii) ensuring that our existing portfolio of properties benefits from the new development through a developed understanding of how the market for our properties and services has continued to change and segment; and (iii) pacing new supply with market demand.

Studio City Project

In May 2007, we entered into a services agreement with New Cotai Entertainment (Macau) Limited and New Cotai Entertainment LLC (entities in which we acquired control of 60% of the shares in July 2011), under which we will operate the gaming areas of the planned Studio City Project, a large integrated entertainment, retail and gaming resort to be developed in Cotai, Macau. The services agreement stipulates that Melco Crown Gaming will retain a portion of gross gaming revenues from the casino operations of the Studio City Project.

On July 27, 2011, we acquired from an affiliate of eSun Holdings Limited a 60% equity interest in the developer of the Studio City Project, Cyber One. Under the sale and purchase agreement and related transaction documents, we made a payment of US$260 million to an affiliate of eSun Holdings Limited for its entire 60% equity interest in Cyber One and its rights under a shareholder loan in the amount of US$60 million extended to Cyber One in 2006. The consideration was arrived at after arm’s length negotiations and determined on normal commercial terms, having taken into account the location of the land and its future potential to generate cash flow.

The litigation relating to the Studio City Project between the former shareholders of Cyber One and related parties was settled at the time of the acquisition of our interest in the Studio City Project. Accordingly, there are no risks or liabilities flowing from such litigation to us. The above shareholder loan of US$60 million has been cancelled and converted in to equity in the form of a share premium. We also made a payment of US$50 million, to be followed by two further payments of US$25 million each over two years from July 2011, to New Cotai Holdings for transferring to Cyber One the shares of other entities that own rights to develop the gaming areas of the Studio City Project. New Cotai Holdings, which is controlled by US funds Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in Cyber One. We made a one-off commission payment to an independent third party, in the sum of US$15 million, in consideration for its facilitation of the acquisition of our equity ownership in Cyber One. The board of directors of Cyber One will consist of no more than five members and, provided we have an equity interest of more than 40% and a greater percentage of shares than any other shareholder, we shall be entitled to appoint three members to the board of directors of Cyber One (including the chairperson). The board of directors of Cyber One is responsible for the overall management of Cyber One and its subsidiaries and may delegate to its management or any committee of the board of director, some or all matters relating to the day-to-day affairs of Cyber One.

In connection with the acquisition, we have entered into a shareholders’ agreement for Cyber One, which contains a variety of provisions governing the relationship between us and New Cotai, as shareholders of Cyber One, including but not limited to the composition of the board of directors, related party transactions, corporate governance, the development and operation of the Studio City Project, future capital contributions, restrictions on transfer of shares of Cyber One, and other related matters. Pursuant to the shareholders’ agreement, if any shareholder of Cyber One fails to subscribe for securities required to be subscribed by it under a capital call, such shareholder will have no further right to subscribe for such securities and Cyber One must offer to each of its other shareholder(s) the right to purchase those securities or to advance to Cyber One a shareholder loan, which would effectively dilute the shareholding of the shareholder who fails to subscribe for securities in Cyber One. New Cotai will also enter into a registration rights agreement with Cyber One entitling New Cotai to be able to cause Cyber One or its successor to seek, subject to certain conditions being satisfied, an initial public offering on an internationally recognized stock exchange on or after the opening of the Studio City Project and otherwise providing customary registration rights to New Cotai.

We are reaching the final stages of our design plans, while working closely with the Macau government to complete the necessary approval process of the Studio City Project, in which we own 60% of the equity interest. Other than utilizing internal cash flow, we are also evaluating financing plans in relation to the Studio City including a bank loan and other debt financing. Currently, we envision the Studio City Project as an integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and in particular from Greater China. All of the features of the Studio City Project described in this prospectus are subject to change.

Site preparation for the Studio City Project has been completed, and the construction period is estimated to be 36 months from commencement of construction, which we currently expect to commence in the first half of 2012, subject to receipt of all necessary government approvals and financing.

We currently estimate on a preliminary basis that the construction cost for the Studio City Project will be approximately US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

Property

We operate our gaming business in accordance with the terms and conditions of our gaming subconcession. In addition, our operations and development projects are also subject to the terms and conditions of land concessions and lease agreements for leased premises.

City of Dreams

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (approximately 1.2 million square feet). On August 13, 2008, the Macau government formally granted a land concession for the City of Dreams site to Melco Crown (COD) Developments for a period of 25 years, renewable for further consecutive periods of up to ten years each, subject to obtaining approvals from the Macau government. The premium is approximately MOP842.1 million (US$105.1 million), of which approximately MOP586.3 million (US$73.2 million) has been paid as of June 30, 2011, and the remaining premium of approximately MOP255.8 million (US$31.9 million), accrued with 5% interest, will be paid in four biannual installments. We have also provided a guarantee deposit of approximately MOP3.4 million (US$424,000), subject to adjustments, in accordance with the relevant amount of government land use fees payable during the year. The land concession enables Melco Crown (COD) Developments to develop five-star hotels, four-star hotels, apartment hotel and a parking area with a total gross floor area of 515,156 square meters (approximately 5.5 million square feet). We applied for an amendment to the land concession to enable the increase of the total developable gross floor area and on October 16, 2009 we received from the Macau government the initial terms for the revision of the land lease agreement pursuant to which we would be able to increase the developable gross floor area by approximately 1.7 million square feet. In March 2010, our subsidiaries Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional premium in the amount of MOP257.4 million (US$32.1 million) to the Macau government. The land grant amendment process was completed on September 15, 2010. Under the revised land concession, the developable gross floor area at the site is 668,574 square meters (approximately 7.2 million square feet).

Under the City of Dreams land grant, Melco Crown (COD) Developments is authorized to build an additional four-star apartment hotel at the City of Dreams. Although there are no legal impediments for us to obtain the relevant approvals and consents for the development of a four-star apartment hotel or a five-star hotel, if we decide to pursue the option of building a five-star hotel we shall have to seek an amendment to the City of Dreams land grant. In such case, we may have to pay an additional land premium, the amount of which may not be estimated at this stage.

During the construction period, we paid the Macau government land use fees at an annual rate of MOP30.0 (US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP3.4 million (US$424,000). According to the terms of the revised land concession, the annual government land use fees payable are approximately MOP9.5 million (US$1.2 million). The government land use fee amounts may be adjusted every five years.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use on the City of Dreams site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings, and equipment.

Altira Macau

The Altira Macau property and equipment is located on a plot of land of approximately 5,230 square meters (56,295 square feet) under a 25-year land lease agreement with the Macau government which is renewable for successive periods of up to ten years, subject to obtaining approvals from the Macau government. The terms and conditions of the land lease agreement entered into in March 2006 by Altira Developments, our wholly-owned subsidiary through which Altira Macau was developed, require a land premium payment of approximately MOP149.7 million (US$18.7 million). The initial land premium payment of MOP50.0 million (US$6.2 million) was paid in November 2005 upon acceptance of the terms and conditions of the agreement and the balance was paid in four equal semi-annual installments bearing interest at 5% per annum. We paid the outstanding balance in July 2006. A guarantee deposit of approximately MOP157,000 (US$20,000) was also paid upon signing of the lease and is subject to adjustments in accordance with the relevant amount of government land use fees payable during the year. We pay the Macau government land use fees of approximately MOP1.4 million (US$171,000) per annum. The amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the adjustment.

The Macau government approved total gross floor area for development for the Altira Macau site of approximately 95,000 square meters (1,022,600 square feet).

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino and hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 74,000 square feet at the following locations:

Mocha Club	Opening Date	Location	Gaming Area
			(in square feet)
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	3,400
Marina Plaza	December 2006	1/F and 2/F of Marina Plaza	10,800
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,000
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Lan Kwai Fong	April 2004	G/F of Hotel Lan Kwai Fong (formerly known as Kingsway Commercial Centre)	6,700
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Macau Tower	September 2011	G/F and 2/F of Macau Tower	21,500

Total			74,000

For locations operating at leased or sub-leased premises, the lease and sub-lease terms are pursuant to lease agreements that expire at various dates through June 2022, which are renewable upon our giving notice prior to expiration and subject to incremental increases in monthly rentals.

In addition to leasehold improvements to Mocha Club premises, the on-site equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

Studio City Project

The Studio City Project is one of the few integrated resort development projects to be developed in Cotai that currently has a land grant concession. The land concession for the Studio City Project was granted by way of lease for a land plot with an area of 140,789 square meters (approximately 1.5 million square feet), for a period of 25 years from October 17, 2001, renewable for successive periods of 10 years, until December 19, 2049. In accordance with the terms of the land concession, MSC Desenvolvimentos has paid approximately MOP23.3 million (US$2.9 million), has provided a guarantee deposit of approximately MOP845,000 (US$105,000), and is paying land use fees approximately MOP845,000 (US$105,000) per annum. On September 26, 2008, the Macau government issued a formal draft amendment in respect of the Studio City Project land concession, which was accepted by MSC Desenvolvimentos on October 14, 2008. Pursuant to such amendment, the developable site area is approximately 130,789 square meters (approximately 1.4 million square feet) and the gross construction area is approximately 707,078 square meters (approximately 7.6 million square feet). Further, MSC Desenvolvimentos shall have to pay an additional premium of approximately MOP1.4 billion (US$175.0 million), of which approximately MOP188.8 million (US$23.6 million) has been paid, approximately MOP283.0 million (US$35.3 million) shall be due upon final acceptance of the amendment terms and the balance of approximately MOP930.2 million (US$116.1 million) is to be paid in five quarterly installments bearing interest at 5% per annum. However, these amendment terms are not final and the Macau government may change the terms of the amendment, including the amount of additional premium that may be due by MSC Desenvolvimentos, until final formal acceptance of such terms by MSC Desenvolvimentos. See “Risk Factors — Risks Relating to Our Business and Operations in Macau — We are planning to develop the Studio City Project on a plot of land for which the development period has elapsed and for which we have not yet obtained the final approval of the Macau government for the amendment of the land concession on terms acceptable to us. If we do not obtain the extension of the development period and approval for the amendment of the land concession on terms acceptable to us, we could forfeit all or part of our investment in the Studio City Project and would not be able to open and operate that facility as planned.”

Other Premises

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one of Hotel Taipa Square and have a total floor area of approximately 1,760 square meters (18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement with the owner of the property.

Apart from the property sites for Altira Macau and City of Dreams, we maintain various offices and storage locations in Macau and Hong Kong. We lease all of our office and storage premises, except for five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) whose property rights belong to us. The five units have a total area of 839 square meters (approximately 9,029 square feet) and we operate a recruitment center there. The five units were purchased by MPEL Properties (Macau) Limited, our indirect wholly-owned subsidiary, for approximately HK$79.7 million (US$10.2 million) on August 15, 2008. The Golden Dragon Centre is erected on a plot of land under a land lease grant that expires on July 27, 2015. Such land lease grant is renewable for successive periods of up to ten years.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs, maintain a database of gaming customers and have developed a series of commission and other incentive-based programs to offer to both gaming promoters and individuals alike.

We operate different loyalty programs in certain of our properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services.

Our loyalty clubs and customer host programs are key elements of our marketing strategy. Our exclusive VIP club and mass market loyalty club provide a structured reward and recognition system based on customer value. The mass market loyalty club is segmented based on customer value into four tiers: City Club Blue, City Club Gold, Signature Club Red, and Signature Club Green. Members earn city points for their gaming spend that may be redeemed for a range of retail gifts and complimentary vouchers that may be used in our restaurants, bars, theaters, hotels and gaming areas. Members also receive other benefits such as discounts, parking entitlements and invitations to members-only promotions and events. Members of the two top tiers, Signature Club Red and Signature Club Green, also have exclusive entry to private luxury gaming salons on the mass gaming floor and VIP customer services including VIP hotel check-in, private dining, exclusive edition retail items for point redemption, priority reservation for shows, limousine services, invitations to exclusive events and promotions, and personal hosting services.

We utilize a broad range of strategies to increase the size of our loyalty clubs, retain members and increase the frequency of their visits to our properties. These strategies include marketing and promotions to encourage new member sign-ups, regular promotions and events to encourage return visitation and sophisticated analysis techniques to segment our customer database to enable personalized and targeted direct marketing of customers.

Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires — SJM, which is a company listed on the HKSE in which Mr. Lawrence Ho, our co-chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy, a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to VML, a subsidiary of US-based Las Vegas Sands Corporation, the developer of Sands Macao and Venetian Macao. Melco Crown Gaming obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM has extensive experience in operating in the Macau market and long-established relationships in Macau. SJM has announced an intention to develop a new casino in Cotai.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. Wynn Macau has also announced an intention to develop a new casino in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau resort opened in Cotai in May 2011.

VML with a subconcession under Galaxy’s concession, operates Sands Macao, together with The Venetian Macao and the Plaza Casino at The Four Seasons Hotel Macao, which are both located in Cotai. VML has also announced proposals for further large developments in Cotai, one of which we believe is scheduled to open in 2012.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Grand Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced an intention to develop a new casino in Cotai.

The scale of our property and gaming operations relative to those of the other operators are shown in the table below (the splits between the number of rolling chip and non-rolling chip tables of the competitors are not consistently disclosed and therefore cannot be reliably computed):

	Our Company		Industry
Gross gaming revenue for the twelve months ended June 30, 2011 (in millions of US$)	4,214	(1)	28,280	(2)
Gross gaming revenue for the year ended December 31, 2010 (in millions of US$)	3,403	(1)	23,504	(2)
No. of gaming tables(4)	approximately 600		5,237
No. of slot machines(4)	approximately 3,000	(3)	15,098
No. of hotels(4)	4		63
No. of hotel rooms(4)	approximately 1,600		21,106

Sources: Company data, DICJ, DSEC

Notes:

(1)	Gross gaming revenue is defined as all gaming revenue derived from casino or gaming areas before deduction of any discounts, commissions and points earned in customer loyalty programs.
(2)	Excluding revenues derived from non-casino related activities such as horse racing, greyhound racing, Chinese lotteries, instant lotteries and sports lotteries.
(3)	In September 2011, we opened our ninth Mocha Club at Macau Tower, which offers 260 slot machines.
(4)	As of June 30, 2011.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of 10 years, the total number of gaming tables to be authorized will be limited to an annual increase of 3%. However, these restrictions are of non-statutory nature and different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. In accordance with the DICJ, the number of gaming tables operating in Macau as of June 30, 2011 was 5,237. The Macau government reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the government is prepared to authorize to operate.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in the Philippines, Vietnam and Cambodia, although they are relatively small compared to those in Macau.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. Despite these openings Macau has continued to show healthy growth. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Gaming Patrons

Our gaming patrons include rolling chip players and mass market players. The following table sets out a breakdown of our casino revenues by market type for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$)
Rolling chip market table games	1,239,394	957,079	1,805,068	762,913	1,175,896
Mass market table games	62,196	213,715	530,893	240,349	384,282
Mass market gaming machines	104,342	133,840	214,581	101,577	132,183

Total casino revenues	1,405,932	1,304,634	2,550,542	1,104,839	1,692,361

Mass Market Players

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our direct marketing efforts, brand recognition, the quality and comfort of our mass market gaming floors and our non-gaming offerings. Mass market players are furthered classified as general mass market and premium mass market players.

Rolling Chip Players

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or in the rolling chip programs of our gaming promoters. Our rolling chip players play mostly in our dedicated VIP rooms or designated gaming areas.

Our in-house rolling chip programs consist of rolling chip players sourced through our direct marketing efforts and relationships, whom we refer to as premium direct players. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, our five largest premium direct players together generated substantially less than 10% of our casino revenues for the same periods. Premium direct players can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services. The level of rebates provided to premium direct players varies in accordance with the historical and current roll volume per visit of the player, competitive conditions and the win or loss of the player. Premium direct players typically need to provide front money of at least HK$200,000 and achieve a certain turnover to qualify for such rebates. We extend interest-free credit, typically in the form of non-negotiable chips, to selected premium direct players. There is generally higher credit risk exposure related to premium direct players as the credit is granted to individuals rather than to junket operators who operate junket business involving multi-players and are thus able to spread the credit risk as they are not as significantly exposed to the win or loss of any single player. The balance due from premium direct players as of December 31, 2010 and June 30, 2011, as a percentage of our casino revenues was 5.1% and 6.9%, respectively. We have in place internal controls and credit policies and procedures to manage our credit risk. See “— Gaming Operations — Credit Management” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk — Credit Risk” for further details.

A significant amount of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming related rebates from us, we pay a commission and provide other complimentary services to the gaming promoter. See “— Gaming Promoters” for further details.

Gaming Promoters

We engage gaming promoters to promote our VIP gaming rooms primarily due to the importance of the rolling chip segment in the overall Macau gaming market, gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff, and gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month.

Gaming promoters are responsible for a substantial portion of our casino revenues. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, approximately 85.2%, 71.8%, 62.3%, 61.0% and 61.6% of our casino revenues were derived from customers sourced through our gaming promoters, respectively. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, our top five customers were gaming promoters and accounted for approximately 83.8%, 55.3%, 25.4%, 30.0% and 26.3% of our casino revenues, respectively, and our single largest customer accounted for approximately 73.9%, 40.7%, 6.8%, 8.8% and 7.5% of our casino revenues, respectively.

Gaming promoters are independent third parties that include both individuals and corporate entities and are officially licensed in Macau by the DICJ. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. There is no limit imposed by the DICJ on the number of gaming promoters that we are allowed to engage. We expect to continue to evaluate and selectively add gaming promoters going forward.

The following table sets forth the number of agreements we had in place with gaming promoters for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2008	2009	2010	2011
Number of gaming promoters at the beginning of period	21	24	55	70
New gaming promoters	15	38	22	15
Cessation of gaming promoters	(12)	(7)	(7)	(6)

Number of gaming promoters at the end of period	24	55	70	79

% of change	14.3%	129.2%	27.3%	12.9%

We have established procedures to screen prospective gaming promoters prior to their engagement, and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. The background checks we perform with respect to our gaming promoters or their directors and key employees are limited to the information that we can obtain under the applicable laws and procedures of each relevant jurisdiction, some of which are more comprehensive than others. For jurisdictions where we are unable to obtain certified records from the relevant authorities regarding the absence of a criminal record of any individual, we rely on the strict licensing process of the DICJ, together with a self declaration certified by the relevant individual, to the extent applicable, and other publicly available information through database searches.

We are jointly liable for the activities of our gaming promoters, their directors and collaborators within our casinos. During the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we were not subject to any material investigation, sanction, fine or penalty due to violations of Macau gaming laws by our gaming promoters.

We typically enter into gaming promoter agreements for a one-year term that is automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors, or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. While certain of our gaming promoter agreements do not stipulate an exclusive clause, each of our gaming promoters must not serve as a gaming promoter for any other casino or gaming operator in Macau without prior notice to us and is contractually required to disclose to us any agreement or commercial arrangement with any other casino or gaming operator in Macau. All gaming promoter agreements must be filed with DICJ, along with any changes to the agreements.

Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. The share of wins and losses are defined in each gaming promoter agreement and are amended from time to time to take current market factors into consideration. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap under Macau law on gaming promoter commissions. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 29/2009, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.

We also extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit lines are generally subject to monthly review and settlement procedures. These procedures allow us to calculate the commissions payable to the gaming promoter and to determine the amount which can be offset, together with any other items of value held by us from the gaming promoter, against the outstanding credit balances owed by the gaming promoter. Credit is granted to a gaming promoter based on performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and promissory notes from guarantors or other forms of collateral. The balance due from gaming promoters as of December 31, 2010 and June 30, 2011, as a percentage of our casino revenues was 6.3% and 10.6%, respectively. We have in place internal controls and credit policies and procedures to manage this credit risk. See “— Gaming Operations — Credit Management” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk — Credit Risk” for further details.

Regulation of Gaming Promoters

In August 2009, the Macau government amended the legislation on gaming promoter activity (Administrative Regulation 6/2002) permitting the imposition of a cap on the percentage of commissions payable by concessionaires and subconcessionaires to gaming promoters. In September 2009, the Secretary for Economy and Finance issued a dispatch implementing a commission cap of 1.25% of rolling chip volume, effective as of September 22, 2009 and which is being enforced as of December 1, 2009. Under the amended legislation and the dispatch, any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines (ranging from 100,000 Patacas up to 500,000 Patacas) on concessionaires and subconcessionaires that do not comply with the cap and other fines (ranging from 50,000 Patacas up to 250,000 Patacas) on concessionaries and subconcessionaires that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese, respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

Gaming promoters are subject to a licensing and suitability assessment process conducted by the DICJ. In such process the DICJ examines the suitability of the gaming promoters and their shareholders, as well as any declared gaming promoters’ employees and collaborators. Gaming promoters’ licenses have to be renewed on an annual basis in December of each year. The DICJ monitors each gaming promoter and its employees and collaborators and requires quarterly updates regarding the gaming promoters’ employees. In addition, we also conduct our internal due diligence and evaluation process prior to engaging any gaming promoter. Each gaming promoter is subject to Macau laws and regulations and applicable DICJ instructions, including those related with AML and financing of terrorism.

Under the terms of our subconcession contract and the gaming laws of Macau, we are jointly responsible for violations of gaming laws by gaming promoters operating in our casino. Thus, in addition to the vetting performed by the DICJ, all of our gaming promoters undergo a thorough internal vetting process. We conduct extensive background checks and also conduct periodic reviews of the activities of each gaming promoter, its employees and its collaborators for possible non-compliance with Macau legal and regulatory requirements. Such reviews include investigations into compliance with applicable money laundering laws and regulations as well as tax withholding requirements. We have not been subject to any investigation, sanction, fine, penalty and do not believe we have suffered any reputational harm caused by any alleged violation by our gaming promoters of Macau gaming laws during the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, and we are not otherwise aware of any alleged violation of Macau gaming laws by our gaming promoters on our properties.

For more information regarding the risks associated with our relationships with gaming promoters, see “Risk Factors — Risks Relating to the Gaming Industry in Macau.”

Gaming Operations

The subconcession contract requires that our casino and gaming areas be open seven days a week, every day of the year. Our casinos operate on a 24-hour basis. Our gaming activities are conducted through a number of gaming operations, including gaming floor, cage and treasury as well as security and surveillance operations. Our gaming operations referred to herein include operations in all of the areas that the rolling chip players and mass market players have access to, including gaming areas.

Gaming Floor Operations

Our gaming floor is organized into multiple gaming pits, each consisting of a configuration of several gaming tables. Inside each gaming pit are playing cards, dice, table inventories of gaming chips and computer terminals used by gaming supervisors. As of June 30, 2011, we had 3,575 employees working in our gaming division. Of those, 1,810 were dealers, 1,592 were gaming operations managers (including supervisors, pit managers and shift managers) and the remaining employees were technicians and other administrative staff.

Our dealers are responsible for conducting and facilitating various table games (such as baccarat, blackjack and roulette), handling chip exchanges occurring at their tables and assisting in chip counts. While most gaming tables have one dealer during operating hours, some table games, such as craps and baccarat, require more than one dealer to run. All of our casino staff are trained to identify high value transactions and suspicious transactions occurring at their gaming table and are required to report any such transaction to their supervisors for immediate and appropriate action.

Gaming operations managers are primarily responsible for the supervision of our gaming operations. In particular, they monitor the performance of our gaming supervisors to ensure that all gaming floor operations are conducted properly and in accordance with both our internal rules and regulations as well as with applicable laws and regulations imposed by the Macau government. Our gaming supervisors and operations managers also monitor, through either our electronic surveillance system or direct on-site supervision, the gaming activities of our patrons with a view to ensuring that no illegal or fraudulent activities are conducted in our casino or gaming areas.

Our gaming operations managers conduct chip counts and certify the amount and value of all chips contained in each gaming table’s chip tray on a regular basis. This process, which is recorded by our video surveillance system, is completed in the presence of dealers and supervisors.

The chips contained in a gaming table’s chip tray represent the initial daily capital for each gaming table. Upon the closing of a gaming table, the supervisor in charge of the gaming table, under the supervision of the DICJ, counts and certifies the amount and value of all chips in that gaming table’s chip tray. The drop boxes are collected for centralized handling, and the total gross table games win is tabulated and certified by the DICJ.

Credit Management

We have adopted and implemented a corporate credit policy that governs our gaming credit activities and provides a basis to effectively manage our credit exposure and risks in line with business growth. Our corporate credit policy sets out our credit limits, delegations of authority for credit activities, the processes to appraise and monitor credit, the requirements for obtaining collateral and/or other documentation to enhance credit recovery efforts and to appropriately manage and raise adequate allowance for doubtful debts.

On a case-by-case basis, we extend credit to our gaming promoters and our premium direct players, which is typically unsecured. We generally grant a credit period of 30 days on the issuance of markers to licensed gaming promoters. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit is subject to monthly review and settlement procedure processes including our credit committee review and other checks performed by our cage, count and credit department to evaluate the current status of liquidity and financial health of such gaming promoter. Credit periods for our premium direct players typically range from 14 to 28 days on the issuance of markers following investigations of creditworthiness. Repayment terms may be extended up to typically 90 days for premium direct players with large gaming losses and established credit history. The original due date for debts where extended repayment terms are agreed is not altered when determining the aging of debts and no further credit is extended at such premium direct players next trip until the debt is repaid.

As of October 31, 2011, our casino customers had settled US$193.9 million out of the US$298.7 million (i.e. approximately 64.9%) casino receivables outstanding as of June 30, 2011.

We extend credit based on an evaluation of all available personal, business and gaming information relating to a gaming patron or gaming promoter. We also conduct searches on databases of relevant jurisdictions, websites and public records. In addition, we usually require a promissory note and/or personal check from each credit player as a promissory form of advance payment. This policy has been used effectively as a collection vehicle and as proof of the gaming patron’s intention to honor the gaming debt.

Pursuant to our agreements with gaming promoters, gaming promoters are permitted to extend credit to their clients to use for gaming at our casinos. We are not involved in these credit arrangements between the gaming promoters and their clients, and do not assume direct credit risk with respect to such extensions of credit. The extension of credit by gaming promoters to patrons is an important function of the gaming promoters, as it helps us reduce our exposure to direct credit risk.

Our credit committee, comprised of senior management representatives from the finance, cage count and credit, internal audit, legal, gaming operations and international marketing departments, establishes and oversees credit policies and procedures in accordance with our credit policy approved by our board. Our credit committee meets on a monthly basis to monitor and manage the credit outstanding to ensure credit policies and procedures are effective and being followed and to take any necessary follow-up action to recover overdue debts and to minimize credit risk. The credit committee performs a specific review of the recoverable amount of each individual credit account balance from our gaming promoters and our premium direct players at each balance sheet date based on management’s assessment of collection trends in the casino industry and of the current economic and business condition to ensure that adequate allowance for doubtful debts are made for those accounts with collectability issues identified. As our client payment experience evolves, we will continue to refine our estimated allowance for doubtful debts.

As of December 31, 2010 and June 30, 2011, our casino accounts receivable were US$294.0 million and US$298.7 million, respectively, and our allowance for doubtful casino accounts receivable as a percentage of casino accounts receivable were approximately 14.1% and 21.3%, respectively. Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance.

For information regarding allowances for doubtful accounts, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounts Receivable and Credit Risk.”

Cage, Audit and Treasury

Key responsibilities carried out by our cage, audit and treasury operations teams include:

•	verifying and reconciling results;

•	computing, verifying and recording win of each gaming table;

•	collecting cash from slot machines and table games and preparing cash collection reports under the supervision of the DICJ;

•	managing and monitoring bank accounts; and

•	auditing and ensuring compliance with AML laws associated with high value transactions and suspicious transactions.

Security and Surveillance

Our casinos and gaming areas are divided into different security patrol sections. Each patrol section consists of a specified area of the gaming floor and generally includes several gaming tables, cash counters and slot machines. We assign security officers in the general environs of cash counters and private casino VIP room locations, and typically position several security officers in key areas of the gaming floor, such as at the public entrances and exits of the casinos and gaming areas as well as near the casino cages.

We use sophisticated CCTV surveillance systems consisting of fixed and movable cameras that enable our surveillance staff to monitor and record all activities in the casinos and gaming areas as well as elsewhere on our properties. Our surveillance systems are designed to assist our security teams in maintaining the highest levels of patron and employee security in the casinos and gaming areas. Our surveillance departments monitor large betting activities, large deviating loss result, or any irregular activity reported by the gaming operations, security personnel, or any other department. All activities in monitored areas are covered and digitally recorded by our CCTV network of cameras placed throughout the casino and associated gaming areas. The surveillance department uses the live and/or recorded images and video from the CCTV system to monitor and review high action losses on table games to determine if any suspicious cheating or illegal activities have occurred. This includes checks of gaming equipment (playing cards), and the patrons and employee actions in compliance with data protection laws in Macau. During the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we did not discover any weaknesses in relation to our security and surveillance system.

Quality Assurance, Internal Controls and Government Oversight

We employ internal controls and procedures designed to help ensure that our gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on AML, any applicable laws and regulations in Macau as well as the requirements set forth in the subconcession contract. Furthermore, like all casinos in Macau, our casinos are subject to on-site government oversight by the DICJ and the Macau Judiciary Police. For more information regarding the regulations to which we are subject in Macau, see “Regulations.”

Internal Controls on Gaming Operations

Our gaming operations are subject to risk of loss resulting from employee or patron dishonesty or fraud by our gaming promoters. Minimizing these risks requires the development of procedures that can control the authorization, accountability and safekeeping of gaming chips, cash and gaming equipment. We have implemented a system designed to detect cheating and fraud scams in table and slot games, which includes a comprehensive surveillance system and experienced surveillance monitoring and security enforcement teams. Prevention and investigation of fraud and cheating in our casino and gaming areas are primarily carried out by the security, surveillance and investigations surveillance departments with the cooperation of the finance and gaming operations departments. Our surveillance department operates independently from all other operational departments to ensure integrity of operations and compliance with operational policies and procedures.

In addition, we employ advanced technology and techniques in our gaming facilities to prevent and detect potential fraud, cheating or counterfeiting activities. These methods include the use of cards and chips with embedded authentication features such as holograms in cash chips and barcodes on cards, infrared readers, money note scanners, electronic card readers and a 24-hour CCTV system. All gaming equipment inventory and card sorting and storage are under 24-hour closed circuit television surveillance. The majority of the playing cards are pre-shuffled by the manufacturer and properly secured in our playing-card room and we use a playing card management system to maintain total inventory control. In addition, our gaming tables are all equipped with dealing shoes that assist in preventing cheating. We utilize a system with exclusive card codes dedicated exclusively to our casino. The shoes have built-in devices to read the card codes of each playing card drawn from a shoe, allowing it to detect any foreign cards. Furthermore, the system maintains records of each card drawn from a shoe to mitigate the risk of cheating by players exchanging the playing cards they receive.

Our casino staff and surveillance department are also trained in gaming protection techniques. Our surveillance department conduct reviews and checks on gaming equipment independent of our table games division to help ensure that game integrity has not been compromised and to help prevent collusion.

Our dealers, gaming supervisors, other senior gaming operations managers, cashiers, cash and chip counters, security, count, and surveillance personnel are subject to a randomized rotation plan in order to mitigate the risk of wrongdoing resulting from collusion.

We also work closely with officers of the Macau Judiciary Police, who are stationed 24-hours a day, seven days a week in the resort and gaming areas. If a member of our staff identifies suspicious activity which may constitute a crime, our security department will report such activity to the stationed officers for further investigation. In addition, our security department maintains a permanent presence on the gaming floor to ensure that Macau government blacklisted persons, money launderers, pickpockets, prostitutes and other criminal elements are not present in the casino. This is further supplemented by a plainclothes team of officers who also monitor the gaming floor to further ensure we maintain a safe and secure gaming operation.

Internal Control Measures Relating to Chips and Cards

We use special technology to prevent and detect potential fraudulent and counterfeiting activities in our casinos and gaming areas. These methods include the use of electronic equipment, infra-red readers, money note scanners and a closed circuit television surveillance system. All gaming equipment inventory is also under 24-hour closed circuit television surveillance. We have installed scanning technology on our currency sorters in the soft count rooms and main cages that facilitates detection of counterfeit currency notes.

All gaming activities at our table games are conducted exclusively through the use of gaming chips. All players are required to purchase gaming chips prior to gaming and the total amount of chips purchased is monitored and recorded by our internal accounting security and surveillance procedures. All transactions processed at the pits and the cage are conducted in accordance with table games’ departmental standard operating procedures (SOPs), recorded by the surveillance CCTV with footage retained for at least seven days and subsequently audited by casino accounting.

We use plastic-compound, high-quality, injection-molded chips. The placement and the type of authentication markings in different series of chips are different. Each series of chips has different denominations and the appearance of each denomination is also different. These chips allow us to both protect gaming integrity and monitor drop and turnover. We have also implemented various measures to prevent the use of counterfeit chips, including:

•	scans of the chips and inventory checks prepared by the table games department in accordance with departmental SOPs; and

•	storage of chips not in use in secure locations.

We employ stringent internal control measures on the creation, issuance and redemption of chips, including the following measures:

•

the DICJ governs the issuance of new chips. Before issuing any new chips, we must submit to the DICJ samples of the new chips to be used and other details, including the intended location(s) of the new chips to be used and the number of new chips to be issued in such location(s), for record-keeping purposes;

•	chips that are not yet in circulation are stored in secure locations; and

•	electronic security systems and surveillance cameras have been installed in all sensitive cash and chip handling areas.

We have established recording and control systems with respect to the chips in inventory and in circulation. We maintain inventory accounts for gaming chips and inform the DICJ of our inventory of chips. We periodically inspect our chips and retire chips which are worn or damaged. We inform the DICJ before destroying issued chips or taking chips permanently out of circulation.

Overall Internal Control Compliance

As of November 23, 2011, any instances of illegal or material fraudulent activity that had been detected had been reported to the authorities (the Macau Judiciary Police and/or the DICJ).

We did not identify any material failure of our anti-cheating and anti-counterfeiting surveillance systems during the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 or since then. In the event any failure is identified, we will seek to identify where the system failed, promptly rectify such failings and write off any losses resulting from such failings.

As a subconcessionaire and the owner and operator of our casinos, we maintain regular contact with the concessionaires and other subconcessionaires in Macau in order to stay abreast of current issues in the area of casino security and potential fraudulent activity.

Our credit committee is comprised of Mr. Geoffrey Stuart Davis, our CFO, Ms. Stephanie Cheung, our chief legal officer and company secretary, and Mr. Nigel Alan Dean, our chief internal audit officer, each of whose details are set out in “Management,” amongst eight others who collectively have over 130 years of experience in the gaming industry.

Our internal audit department is headed by Mr. Nigel Alan Dean, our chief internal audit officer. The internal audit department is comprised of twelve people, most of whom are either qualified accountants, or are completing their professional accounting studies.

Internal Controls on Money Laundering

We have complied in all material respects with the relevant laws and regulations as required by the subconcession contract as well as all relevant laws and regulations relating to AML. DICJ have completed several routine audits of our operations and our AML procedures have been found to be compliant with applicable laws and regulations upon each audit occasion. For Macau’s regulatory regime on AML measures that are applicable to us, see “Regulations — AML Regulations in Macau.”

We have developed comprehensive AML policies and related procedures covering our AML responsibilities that are overseen by our director of casino control and compliance. This policy and related procedures are reviewed and updated whenever there are changes in AML laws and regulations. Any regulatory uncertainties are raised and discussed with DICJ or other applicable authorities to achieve a common understanding and interpretation of the applicable regulatory requirements. Our credit committee which is responsible for reviewing both credit and AML related issues meets monthly. The internal audit department also conducts regular audit procedures to determine our compliance with applicable Macau laws and regulations and the adequacy and effectiveness of our established AML internal controls.

We have effective training programs in place to ensure that all relevant employees understand the AML regulations and the relevant AML responsibilities of their position. Any new gaming employees who do or may come into contact with cash or cash equivalent transactions are provided AML training during their orientation, including training to identify high value transactions and suspicious transactions. Refresher AML training is provided annually to all existing gaming employees. In addition, all our employees receive an employee handbook and code of conduct that reference AML compliance requirements.

We use our established AML tracking procedures to track and report high value transactions and suspicious transactions. Our cashiers and gaming staff are trained to identify and follow proper procedures in relation to high value transactions and suspicious transactions. High value and suspicious transaction reports are reviewed along with the details of each case to determine the appropriate course of action, including submission to the Financial Intelligence Bureau, if required. We also receive and monitor significant transaction reports from our gaming promoters with respect to transactions with their customers. In addition, we maintain and have available information on our gaming promoters, including such matters as responsible persons, commission schemes and license numbers. We have passed several routine DICJ audits and have not encountered any problems with other Macau regulators with respect to our AML procedures.

Government Oversight

Our activities and operation are closely monitored by the DICJ. As is customary for all casinos in Macau, the DICJ maintains an office inside our casinos where officials are stationed 24 hours a day, seven days a week. Our management is in continuous close contact with the DICJ regarding compliance with our gaming subconcession and all applicable Macau laws. Inspectors from the DICJ are involved in inspecting and monitoring key processes, such as the issuance of chips, table fills and credits, drop box collections and the counting of cash and chips, on a daily basis. Weekly revenues from slot machines and daily revenues from table games are verified by the DICJ.

Monthly and quarterly financial reports are prepared by our accounting department and reviewed by our management. We are also required to provide periodic reports to the DICJ that include, but are not limited to:

•	quarterly trial balances;

•	quarterly cash count reports;

•	quarterly bank account reconciliations;

•	annual reporting of lists of fixed assets;

•	audited annual consolidated and unconsolidated financial statements; and

•	monthly reporting of gaming tax payment schedules.

The DICJ also performs periodic site audits. Moreover, the Macau Judiciary Police also maintains an office inside our casinos.

Information Technology

We operate an advanced information technology system. Our information technology team is responsible for ensuring all systems and applications are running at their optimal levels. Our information technology team works closely with the operation team to understand the operational needs and respond accordingly. Our information technology team consists of departments ranging from Service Management, Project Management, Systems and Infrastructure which includes security and compliance, with a set of tested and integrated solutions for the day-to-day operation of our resorts and gaming areas as well as Program Management. Our information technology infrastructure includes firewalls, virus protection, intrusion protection and monitoring in conjunction with redundant servers for all major applications. In line with our strategic goal of improving the cost-effectiveness of our operations, we continue to develop these systems to provide further operational efficiencies. We continue to upgrade our compliance systems and infrastructure, with a goal of maintaining systems that meet international information technology compliance standards. Our goal is to provide a stable and reliable platform that will allow employees and guests to more readily access our integrated resort offerings and options for gaming and leisure.

Employees

We had 10,572 employees as of June 30, 2011. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2008, 2009 and 2010 and June 30, 2011.

	As of December 31,						As of June 30, 2011
	2008		2009		2010
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	615	12.8%	757	7.2%	777	7.1%	740	7.0%
Altira Macau	3,540	73.9%	2,753	26.3%	2,609	23.9%	2,282	21.6%
City of Dreams	317	6.6%	6,569	62.7%	6,941	63.6%	7,150	67.6%
Corporate and centralized services	320	6.7%	403	3.8%	586	5.4%	400	3.8%

Total	4,792	100.0%	10,482	100.0%	10,913	100.0%	10,572	100.0%

We are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program, scholarship awards, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

Intellectual Property

We have registered the trademarks “Altira,” “Mocha Club” and “City of Dreams” in Macau. We have also registered in Macau certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau. We have entered into a license agreement with Crown Melbourne Limited for an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreement with the Grand Hyatt Macau hotel provides us the right to use the Grand Hyatt trademarks on a non-exclusive and non-transferable basis. Our trademark license agreements with Hard Rock Holdings Limited provide us the right to use the Hard Rock brand in Macau, which we use at City of Dreams. Pursuant to these agreements, we have the exclusive right to use the Hard Rock brand for a hotel and casino facility at City of Dreams for a term of ten years based on a fee per gaming table and machine and percentages of revenues generated at the property payable to Hard Rock Holdings Limited. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines.

Suppliers

We depend on our suppliers to provide us with products and services such as “The House of Dancing Water” production, shuttle bus services, playing cards, marketing and construction. In the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011, our five largest suppliers accounted for approximately 43.4%, 33.9%, 19.5% and 21.1%, respectively, of our total products and services purchases. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011, our single largest supplier accounted for approximately 25.6%, 16.0%, 9.8% and 8.0% respectively, of our total products and services purchases. For the six months ended June 30, 2011, our five largest suppliers were Dragone Macau Limitada (approximately 8.0% of total purchases), Chong Ou Direct Bus Services Ltd. (approximately 4.5% of total purchases), Angel Playing Cards Co., Ltd. (approximately 3.9% of total purchases), DFS Cotai Limitada (approximately 2.4% of total purchases) and PHD Limited (approximately 2.3% of total purchases). In general, suppliers grant us credit periods of 15 to 60 days.

None of our directors, their respective associates or any of our shareholders had any interest in any of our top five suppliers during the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011.

Insurance

We currently maintain an insurance program that includes, but is not limited to, property and business interruption, terrorism, public and product liability, crime, employee compensation, motor vehicle, directors and officers insurance, and a number of other coverages to meet identified risks and exposures of our company.

We believe that our insurance coverage is consistent with industry and regional practice and adequate and appropriate for our current operations and we expect to adjust our coverage going forward as identified risks and exposures change. Please see “Risk Factors — Risks Relating to Our Business and Operations in Macau — Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase and we may not be able to obtain similar insurance coverage in the future.”

Environmental Matters

Our insurance policies cover pollution caused by physical damage to our property, or sudden unintended and unexpected happenings. There were no material environmental incidents during the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, all required permits and environmental approvals for construction were obtained and there was no administrative penalty imposed upon us as a result of any violation of environmental rules and regulations.

During the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we undertook various voluntary environmental initiatives, and the total cost of such measures amounted to approximately MOP12,635,000, of which approximately MOP10.7 million was related to our replacement of down lights to LED in the mass gaming areas, VIP gaming areas and the hotels. We expect that the cost of compliance with the applicable rules and regulations in 2012 and 2013 will amount to approximately MOP3 million, whilst the cost for voluntary environmental measures will amount to approximately MOP7.7 million, which also include an estimate of MOP7 million for further replacement of light fittings with LED.

Legal Proceedings

On March 23, 2010, Melco Crown Gaming initiated executory proceedings against Ama International Limited, or Ama, and Ms. Mei Huan Chen, an individual guarantor of Ama, or the Individual Guarantor, for recovery of certain amounts outstanding and owed by Ama, a former gaming promoter for Altira Macau. Considering the existence of a reasonable risk that the Individual Guarantor would likely dissipate her assets prior to a judicial attachment being obtained, Melco Crown Gaming also filed on March 25, 2010 an injunction pursuant to which it obtained the seizure of a number of assets of the Individual Guarantor, which were subsequently attached Other court proceedings were initiated by Ama and the Individual Guarantor during the course of the above mentioned executory proceedings, including oppositions to the executory proceedings and the attachment. Certain other procedures such as appeals in respect of particular procedural issues arising from court decisions and interim court orders, were initiated by Melco Crown Gaming and the Individual Guarantor.

On January 25, 2011, Melco Crown Gaming was served with a civil action complaint filed by Ama, claiming contractual breach of the gaming promotion agreement terminated by Melco Crown Gaming in June 2010 and unfair competition at Altira Macau and seeking MOP622.8 million (US$77.7 million) for damages incurred and loss of profit.

With respect to these disputes with Ama and the Individual Guarantor, on July 29, 2011, Melco Crown Gaming, Ama and the Individual Guarantor entered into settlement agreements. Pursuant to the settlement agreements, Ama and the Individual Guarantor agreed to pay in installments the outstanding amount of approximately HK$249.2 million (US$32.0 million). Each of the first four installments of HK$6.0 million (US$771,000) was paid on August 5, 2011, August 30, 2011, September 30, 2011 and October 30, 2011, respectively. Further 18 installments of HK$10.0 million (US$1.3 million) each are to be paid on a monthly basis from November 30, 2011 with the last installment of HK$1.1 million (US$141,000) to be paid on May 30, 2013. An additional installment of HK$44.1 million (US$5.7 million) is to be paid on or before January 15, 2012. The Individual Guarantor mortgaged and pledged certain assets to secure payment of the outstanding amount. As part of the settlement agreements, on September 1, 2011, Ama submitted a request to terminate the civil action filed against Melco Crown Gaming, and Ama and the Individual Guarantor filed all relevant requests to terminate all incidental procedures against Melco Crown Gaming. These requests have been sanctioned by the court. Melco Crown Gaming agreed to suspend executory proceedings against Ama and the Individual Guarantor, provided they are in compliance with the terms of the settlement agreements. A payment by installments agreement with certain of the above mentioned payment terms and a suspension request of the executory proceedings was submitted to the court by Melco Crown Gaming on September 22, 2011. Following the request of Melco Crown Gaming, on September 28, 2011, the court ordered that the amounts deposited with the court be used to pay court fees and to pay the amounts due to Melco Crown Gaming under the settlement agreements. Melco Crown Gaming also filed, on September 22, 2011, termination requests with respect to the incidental procedural court proceedings initiated by Melco Crown Gaming against Ama and the Individual Guarantor, which have been sanctioned by the court.

Pursuant to the settlement agreements, the court fees due in respect of the relevant court proceedings will be borne in equal parts by Ama and the Individual Guarantor, on the one hand, and Melco Crown Gaming, on the other hand, and such fees must be paid within the time period prescribed by law. Court fees are to be paid once the parties are notified by the court. Each party will bear its respective attorney’s fees. We currently do not have any relationship with Ama other than the settlement agreements.

We are a party to certain other legal proceedings which relate to matters arising out of the ordinary course of our business. We believe that we are not involved in any legal, arbitral or administrative proceedings, and we are not aware of any legal, arbitral or administrative proceedings pending or threatened by or against us, which if decided against us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

Crown Melbourne Limited, the owner of a number of “Crown” trademarks licensed to us, is from time to time involved in legal proceedings regarding “Crown” trademarks used in Macau. We understand that Crown Melbourne Limited will continue to take vigorous measures to protect its trademarks. We believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages and the positions held by them. The business address for each of our directors and executive officers is c/o Melco Crown Entertainment Limited, 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Name	Age	Position	Date of Appointment
Lawrence Yau Lung Ho	34	Co-chairman, chief executive officer and executive director	December 20, 2004
James Douglas Packer	44	Co-chairman and non-executive director	March 8, 2005
John Peter Ben Wang	51	Non-executive director	November 21, 2006
Yuk Man Chung	48	Non-executive director	November 21, 2006
William Todd Nisbet	44	Non-executive director	October 14, 2009
Rowen Bruce Craigie	56	Non-executive director	March 8, 2005
James Andrew Charles MacKenzie	58	Independent non-executive director	April 24, 2008
Thomas Jefferson Wu	39	Independent non-executive director	December 18, 2006
Yiu Wa Alec Tsui	62	Independent non-executive director	December 18, 2006
Robert Wason Mactier	47	Independent non-executive director	December 18, 2006
Geoffrey Stuart Davis	43	Chief Financial Officer	April 1, 2011
Stephanie Cheung	49	Executive Vice President and Chief Legal Officer	December 2008
Nigel Alan Dean	58	Executive Vice President and Chief Internal Audit Officer	December 2008
Akiko Takahashi	58	Executive Vice President and Chief Human Resources/Corporate Social Responsibility Officer	December 2008
Ying Tat Chan	39	Co-Chief Operating Officer, Gaming	September 1, 2010
Nicholas C Naples	53	Co-Chief Operating Officer, Operations	July 28, 2010
Ching Hui Hsu	38	President of Mocha Clubs	December 2008

Mr. Lawrence Yau Lung Ho was appointed as our executive director on December 20, 2004 and has served as a co-chairman of our board of directors and chief executive officer since December 2004. Since November 2001, Mr. Lawrence Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Lawrence Ho serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. In recognition of Mr. Lawrence Ho’s excellent directorship and entrepreneurial spirit, the Institutional Investor, a leading research and publishing organization, honored him as the “Best CEO” in the Conglomerates category in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Lawrence Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by the Junior Chamber International Hong Kong. In 2009, Mr. Lawrence Ho was selected by FinanceAsia as one of the “Best CEOs” in Hong Kong, “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Centre, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards in 2009. Mr. Lawrence Ho worked at Jardine Fleming Group Limited from September 1999 to October 2000 and iAsia Technology Limited (the predecessor of Value Convergence Holdings Limited) from October 2000 to November 2001. Mr. Lawrence Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. James Douglas Packer was appointed as our non-executive director on March 8, 2005 and has served as a co-chairman of our board since March 2005. Mr. Packer is the executive chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown), having been appointed in January 2006, and the deputy chairman of Consolidated Media Holdings Limited, having been appointed in December 2007. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, Ellerston Capital Limited, having been appointed in August 2004, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Financial Services Group Limited from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Sunland Group Limited from July 2006 to August 2009, and Ten Network Holdings Limited from December 2010 to March 2011.

Mr. John Peter Ben Wang was appointed as our non-executive director on November 21, 2006. Mr. Wang has served as a non-executive director of Oriental Ginza Holdings Limited since August 2009 and MelcoLot Limited since November 2009, both of which are companies listed on the HKSE . The principal activities of MelcoLot Limited include the management of lottery business, manufacturing and sales of lottery terminals and POS machines, and provision of management services for distribution of lottery products. Mr. Wang is also a non-executive director of China Precious Metal Resources Holdings Co., Ltd, a company listed on the HKSE and is the chairman and executive director of Summit Ascent Holdings Limited, also listed on the HKSE . Mr. Wang was the chief financial officer of Melco (one of our controlling shareholders) from 2004 to September 2009. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

Mr. Yuk Man Chung was appointed as our non-executive director on November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. Mr. Chung joined Melco in December 2003 and assumed the role of chief financial officer. Prior to the disposal of Melco’s technology business during the years ended December 31, 2009 and 2010, one of the principal activities of Melco included the design, development and supply of gaming technology, such as surveillance equipment and other gaming products used in casino and development. Before joining Melco, he was the chief financial officer at Megavillage Group from September 2000 to November 2003, a vice-president at Lazard Asia Investment Management (H.K.) Ltd from June 1998 to September 2000, a vice-president at Pacific Century Asia (HK) Limited from July 1994 to February 1998, and a qualified accountant with Arthur Andersen from July 1987 to June 1992. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc. (formerly known as Elixir Gaming Technologies, Inc.), a company listed on the New York Stock Exchange (NYSE-Amex), and the principal activities of which include the provision of electronic gaming machines to gaming operators, since August 2008 and October 2008, respectively. Mr. Chung obtained a master’s degree in business administration under a long distance learning course from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology in 2008 and has been a member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) and the Institute of Chartered Accountants in England and Wales since 1997 and 2008, respectively.

Mr. William Todd Nisbet was appointed as our non-executive director on October 14, 2009. Mr. Nisbet joined Crown, an operator of casinos and integrated resorts, in 2007. In his role as executive vice president — strategy and development at Crown, Mr. Nisbet is responsible for all project development and construction operations of Crown. From August 2000 through July 2007, Mr. Nisbet held the position of executive vice president — project director for Wynn Design and Development, a development subsidiary of Wynn Resorts

Limited, or Wynn, an operator of casinos and integrated resorts. Serving this role with Wynn, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn. Prior to joining Wynn, Mr. Nisbet was the vice president of operations for Marnell Corrao Associates. During Mr. Nisbet’s 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet obtained a bachelor of science degree in Finance from the University of Nevada, Las Vegas in 1993.

Mr. Rowen Bruce Craigie was appointed as our non-executive director on March 8, 2005. Mr. Craigie is the chief executive officer and director of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007. Mr. Craigie is also a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in January 2001, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. Mr. Craigie previously served as the chief executive officer of PBL Gaming from 2007 to 2008 and as the chief executive officer of Crown Melbourne Limited from 2002 to 2007. Mr. Craigie was a director of Consolidated Media Holdings Limited from January 2002 to April 2009. Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the executive general manager of its Gaming Machines department in 1996, and was promoted to chief operating officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He obtained a bachelor of economics (honors) degree from Monash University, Melbourne, Australia in 1976.

Mr. James Andrew Charles MacKenzie was appointed as an independent non-executive director on April 24, 2008. Mr. MacKenzie has also served as chairman of Mirvac Group since 2005, Pacific Brands Ltd. since 2008, and Gloucester Coal Limited since 2009. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007 and prior to 2005 he held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc. A chartered accountant by profession since 1977, Mr. MacKenzie was, prior to 2005, a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively. He is the chairman of our audit committee.

Mr. Thomas Jefferson Wu was appointed as an independent non-executive director on December 18, 2006. Mr. Wu has been the managing director of Hopewell Holdings Limited, a business conglomerate listed on the HKSE , since October 2009. He has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003. He has been a member of the Advisory Committee of the Securities and Futures Commission of Hong Kong since June 2007, a member of the 11th National Committee of the All-China Youth Federation since August 2010, a member of the Hong Kong-Japan Business Co-operation Committee of the Hong Kong Trade Development Council since January 2010, a member of the Hong Kong SAR Government Steering Committee on the Promotion of Electric Vehicles since April 2009, a council member of The Hong Kong Polytechnic University since April 2009, a member of the Court of The Hong Kong University of Science and Technology since July 2009, and a member of the board of directors of The Community Chest of Hong Kong since June 2008 and The Hong Kong Sports Institute Limited since April 2009. He has also acted as the honorary consultant of the Institute of Accountants Exchange since May 2006, the honorary president of the Association of Property Agents and Realty Developers of Macau since June 2005, the vice chairman of the Chinese Ice Hockey Association since July 2008 and was the vice chairman of The Chamber of Hong Kong Listed Companies from October 2003 to August 2010. Mr. Wu obtained a master’s degree in business administration from Stanford University in 1999 and a bachelor’s degree in mechanical and aerospace engineering from Princeton University in 1994. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.

Mr. Yiu Wa Alec Tsui was appointed as an independent non-executive director on December 18, 2006. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to July 2002. Mr. Tsui was an independent non-executive director of each of National Arts Holdings Limited (formerly known as “Vertex Group Limited”) from March 2002 to April 2009, Synergis Holdings Limited from January 2005 to September 2008, Greentown China Holdings Limited from June 2006 to June 2010 and China Huiyuan Juice Group Limited from September 2006 to July 2010, all of which are companies listed on the HKSE . Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since 2002 and an independent non-executive director of a number of companies listed on the HKSE , Nasdaq and the Shanghai Stock Exchange, including Industrial and Commercial Bank of China (Asia) Limited since August 2000, China Chengtong Development Group Limited since 2003, COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, ChinaBlue Chemical Limited since 2006, Pacific Online Ltd. since 2007, ATA Inc. since 2008, China Oilfield Services Limited since 2009, and Summit Ascent Holdings Limited since March 2011. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

Mr. Robert Wason Mactier was appointed as an independent non-executive director on December 18, 2006. Mr. Mactier joined the board of directors of STW Communications Group Limited, a publicly listed Australian communications and advertising company, in December 2006 and became its independent non-executive chairman in July 2008. He has also been a non-executive director of Aurora Community Television Limited since 2005. Since 1990, Mr. Mactier has held a variety of executive roles across the Australian investment banking and securities markets. He has been a consultant to UBS AG in Australia since June 2007. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia, and prior to this he worked with E.L. & C. Baillieu Limited from November 1994 to February 1997 and Ord Minnett Securities Limited from May 1990 to October 1994. During this time, he has gained broad advisory and capital markets transaction experience and specific industry expertise within the telecommunications, media, gaming, entertainment and technology sectors and across the private equity sectors. Prior to joining the investment banking industry, Mr. Mactier qualified as a chartered accountant in 1987, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He obtained a bachelor’s degree in economics from the University of Sydney, Australia in 1986 and has been a Member of the Australian Institute of Company Directors since 2007. Mr. Mactier is a member of our compensation committee and nominating and corporate governance committee.

Mr. Geoffrey Stuart Davis is our chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance from 2007, when he joined our company. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charterholder since 2000 and obtained a bachelor of arts from Brown University in 1991.

Ms. Stephanie Cheung is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title general counsel from November 2006, when she joined our company. She also acts as the secretary to our board since she joined our company. Prior to joining us, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986, and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in both Ontario, Canada and Hong Kong.

Mr. Nigel Alan Dean is our executive vice president and chief internal audit officer and he was appointed to his current role in December 2008. Prior to that, he held the title director of internal audit from December 2006, when he joined our company. Prior to joining us, Mr. Dean was general manager-compliance F&A at Coles Myer Ltd from 2003 to 2006, where he was responsible for the implementation of the Sarbanes-Oxley Act of 2002 and other corporate governance compliance programs. Other positions held at Coles Myer included the chief internal auditor from 1995 to 2003 and general manager-internal audit of the Supermarkets Division from 1990 to 1993. Previous experience in external and internal audit included positions with Peat Marwick Mitchell & Co (now KPMG) from 1973 to 1975, Australian Federal Government Auditor-General’s Office from 1975 to 1976, Ford Asia-Pacific from 1976 to 1982, CRA (now RioTinto) from 1982 to 1986, and Elders IXL Group from 1986 to 1990. Mr. Dean has been a Fellow of CPA Australia (formerly known as the Australian Society of Accountants) since 1984 and a Certified Internal Auditor since 2005. He obtained a bachelor of laws degree under a long distance learning course from Deakin University in 2005, a diploma of business studies (accounting) from Swinburne University of Technology (formerly known as Swinburne College of Technology) in 1973 and a master’s degree in business administration from Monash University in 1993.

Ms. Akiko Takahashi is our executive vice president and chief human resources/corporate social responsibility officer and she was appointed to her current role in December 2008. Prior to that, she held the title group human resources director from December 2006, when she joined our company. Prior to joining us, Ms. Takahashi worked as a human resources consultant in her own consultancy company from 2003 to 2006, where her last assignment was to lead the human resources integration for the largest international hotel joint venture in Japan. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and SVC Quality for Bank of America, Hawaii, FSB. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources.

Mr. Ying Tat Chan is our co-chief operating officer, gaming, overseeing gaming activities across the entire organization, and he was appointed to his current role in September 2010. Prior to that, he served as president of Altira Macau from November 2008. Prior to his appointment as president of Altira Macau, Mr. Chan was the chief executive officer of Amax Entertainment Holdings Limited from December 2007 until November 2008. Before joining Amax, Mr. Chan worked with our chief executive officer on special projects from September 2007 to November 2007 and was the general manager of Mocha Clubs from 2004 to 2007. From June 2002 to October 2006, Mr. Chan was the assistant to the Group Managing Director at Melco, and he was involved in the overall strategic development and management of our company. Mr. Chan served in various roles at First Shanghai Financial Holding Limited from 1998 to May 2002, with his last position as assistant to the managing director. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong in 1995 and with a master’s degree in financial management under a long distance learning course from the University of London, the United Kingdom in 1998.

Mr. Nicholas C Naples is our co-chief operating officer, operations, responsible for the operating activities of all our leisure and hospitality businesses, including our marketing and brand strategies, across the entire organization, and he was appointed to his current role in July 2010. With 25 years of experience in the hospitality industry, Mr. Naples has held executive leadership positions with several luxury hotel and casino companies, including Harrah’s Entertainment from 1998 to 2004, Four Seasons from 1992 to 1998, and Ritz-Carlton from 1987 to 1992. Mr. Naples also has extensive experience in Asia. Prior to joining us, Mr. Naples was the senior vice president, development, and assistant to the chairman and chief executive officer of New Cotai Holdings since September 18, 2006, with his main focus being the development of the Studio City Project. Mr. Naples was the consulting executive vice president at Sands China from 2009 to 2010, and was previously the chief operating officer at Studio City from 2007 to 2009. Mr. Naples obtained degrees in economics, business administration from the University at Albany, the State University of New York in December 1980 and a master’s of management from Cornell University Graduate School of Hotel Administration in 1984.

Ms. Ching Hui Hsu is our president of Mocha Clubs, and she was appointed to her current role in December 2008. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha Clubs’ former financial controller from September 2003 to September 2006 and its chief administrative officer from October 2006 to November 2008, overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms. Hsu obtained her bachelor of arts degree in business administration with major in accounting in 1997 from Seattle University and a master’s degree in business administration (with concentration on financial services) from The Hong Kong University of Science and Technology in 2002. Ms. Hsu was qualified as a Certified Public Accountant in the state of Washington, United States in 1998; a member of the American Institute of Certified Public Accountants in 1999; and an associate member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) in 2001.

Employment Agreements

We have entered into an employment agreement with each of our senior management. The terms of the employment agreements are substantially similar for each senior management, except as noted below. We may terminate a senior management’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a serious criminal act, wilful misconduct to our detriment or a failure to perform agreed duties. Furthermore, either we or a senior management may terminate employment at any time without cause upon advance written notice to the other party. Except in the case of Mr. Lawrence Ho, upon notice to terminate employment from either the senior management or our company, our company may limit the senior management’s services for a period until the termination of employment. Each senior management is entitled to unpaid compensation upon termination due to disability or death. We will indemnify a senior management for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each of the independent non-executive directors entered into a service contract with our company on December 18, 2006, except for Mr. James Andrew Charles MacKenzie, who entered into a service contract with our company on April 24, 2008. These service contracts will continue from the date of the contracts until the date on which the relevant independent non-executive director ceases to be a member of our board for any reason. Under the service contracts, each independent non-executive director will receive a fixed quarterly income.

Each of our senior management has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or as compelled by law, any of our or our customers’ confidential information or trade secrets. Each senior management also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

Each of our senior management is prohibited from gambling at any of our company’s facilities during the term of his or her employment and six months following the termination of such employment agreement.

Each of our senior management has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and six months following the termination of such employment agreement. Specifically, each senior management has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (ii) solicit or seek any business orders from our customers; or (iii) seek directly or indirectly, to solicit the services of any of our employees. The restricted area is defined as Asia or Australasia or any other country or region in which our company operates.

Board of Directors

Our board consists of ten directors, including three directors nominated by each of Melco and Crown and four independent directors. Nasdaq Marketplace Rule 5605(b)(1) generally requires that a majority of an issuer’s board of directors must consist of independent directors, but provides for certain phase-in periods under Nasdaq Marketplace Rule 5615(c)(3). However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to have a majority of independent directors serving on our board. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company or an individual shareholder have (as applicable) the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

In September 2011, our board adopted Hong Kong corporate governance guidelines, to take effect upon the listing of our company in Hong Kong to satisfy the requirements of the HKSE, with the intention of strengthening our corporate governance practice.

Committees of our Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006.

Audit Committee

Our audit committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and James MacKenzie, and is chaired by Mr. MacKenzie. All of them satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. We believe that Mr. MacKenzie qualifies as an “audit committee financial expert.” The charter of our audit committee was adopted by our board on November 28, 2006. It was amended and restated on several occasions, with the last amendment on November 25, 2009 to provide our audit committee members with clearer guidance to enable them to carry out their functions with regards to oversight of the independent auditors and internal audit. The purpose of the committee is to assist our board in overseeing and monitoring:

•	the integrity of the financial statements of our company;

•	the qualifications and independence of our independent auditors;

•	the performance of our independent auditors;

•	the integrity of our systems of internal accounting and financial controls;

•

legal and regulatory issues relating to the financial statements of our company, including the oversight of the independent auditor, the review of the financial statements and related material, the internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters;

•

the disclosure, in accordance with our relevant policies, of any material information regarding the quality or integrity of our financial statements, which is brought to its attention by our disclosure committee, which comprises certain members of our senior management; and

•	the integrity and effectiveness of our internal audit function and risk management policies, procedures and practices.

The duties of our audit committee include:

•

considering a tendering process for the appointment of the independent auditor every five years, selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•

at least annually, obtaining a written report from our independent auditor describing matters relating to its independence, undertaking a performance evaluation of the independent auditor on an annual basis and reporting the results of such evaluation to the Chief Executive Officer;

•	discussing with our independent auditor, among other things, issues regarding accounting and auditing principles and practices and the management’s internal control report;

•	approving related-party transactions, amounting to more than US$256,000 per transaction or series of transactions, or of an unusual or non standard nature which are brought to its attention;

•	establishing and overseeing procedures for the handling of complaints and whistle blowing;

•	deciding whether any material information regarding the quality or integrity of our company’s financial statements, which is brought to its attention by our disclosure committee, should be disclosed;

•	approving the internal audit charter and annual audit plans;

•

assessing and approving any policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks presented by management, and making recommendations with respect to our risk management process;

•	together with our board, evaluating the performance of our audit committee;

•	assessing the adequacy of its charter; and

•	cooperating with our other board committees in any areas of overlapping responsibilities.

Compensation Committee

Our compensation committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Wu. All of them satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock

Market Rules. The charter of our compensation committee was adopted by our board on November 28, 2006. It was amended and restated on several occasions with the latest amendment on November 24, 2010 to update the titles of the executive officers.

The purpose of our compensation committee is to discharge the responsibilities of our board relating to compensation of our executives, including by designing (in consultation with management and our board), recommending to our board for approval, and evaluating the executive and director compensation plans, policies and programs of our company.

Members of our compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any compensation committee meeting during which his compensation is deliberated.

The duties of our compensation committee include:

•

making recommendation to our board with respect to the compensation packages of our directors and approving the compensation package of our senior executive officers, including the chief executive officer;

•	overseeing our regulatory compliance with respect to compensation matters;

•	together with our board, evaluating the performance of our compensation committee;

•	assessing the adequacy of its charter; and

•	cooperating with our other board committees in any areas of overlapping responsibilities.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Tsui. All of them satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The charter of our nominating and corporate governance committee was adopted by our board on November 28, 2006. It was amended and restated on several occasions, with the latest on December 16, 2008 to clarify the purpose, duties and powers of our nominating and corporate governance committee and to provide the nominating and corporate governance committee members with clearer guidance to enable them to carry out their functions.

The purpose of our nominating and corporate governance committee is to assist our board in discharging its responsibilities regarding:

•	the identification of qualified candidates to become members and chairs of our board committees and to fill any such vacancies;

•

oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau (including the relevant laws related to the gaming industry), the Cayman Islands, the SEC, the Nasdaq and, following the listing of our ordinary shares on the HKSE;

•	the development and recommendation to our board of a set of corporate governance principles applicable to our company; and

•

the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by our disclosure committee.

The duties of our nominating and corporate governance committee include:

•	identifying and recommending to our board nominees for election or re-election to our board committees, or for appointment to fill any such vacancy;

•	developing a set of corporate governance principles and reviewing such principles at least annually;

•

deciding whether any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by our disclosure committee, should be disclosed;

•	together with our board, evaluating the performance of our nominating and corporate governance committee;

•	assessing the adequacy of its charter; and

•	cooperating with our other board committees in any areas of overlapping responsibilities.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. Our compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Benefits Upon Termination

Our directors are not currently entitled to benefits when they cease to be directors.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of our board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by notice in writing served upon them signed by not less than a majority of the directors, or by an ordinary resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; or (ii) dies or an order is made by any court or official on the ground that he is of unsound mind and a majority of the directors resolve that his office be removed.

Non-competition and Conflict Management

Pursuant to the shareholders’ deed entered into by Melco and Crown, which became effective in December 2007, Melco and Crown must not (and must ensure that their respective affiliates and major shareholders do not), other than through us, directly or indirectly own, operate or manage a casino, a gaming slots business or a casino hotel in Macau (the “Exclusive Business”), or acquire or hold an interest in an entity that owns, operates or manages such businesses in Macau, except that Melco and Crown may acquire and hold up to 5% of the voting securities in a public company engaged in such businesses. However, Melco and Crown may jointly engage in the Exclusive Business with our prior written consent. Equally, Melco may engage in the Exclusive Business with our prior written consent and the prior written consent of Crown, and Crown may engage in the Exclusive Business with our prior written consent and the prior written consent of Melco. Since our listing on Nasdaq in 2006, we have not been approached by either of our controlling shareholders, seeking our written consent to approve an opportunity in the Exclusive Business. In the event we are approached for such consent, such decision shall be referred solely to our independent non-executive directors and our controlling shareholders shall provide all information necessary for their consideration. However, for the avoidance of doubt, the controlling shareholders confirmed that any business opportunity relating to the Exclusive Business that either of them come across shall be referred directly to our company.

In the event that either of the controlling shareholders breaches the non-competition provisions in the shareholders’ deed, the parties (including us) are entitled to seek injunctive relief against the party in breach, upon the lapse of a six-month cure period. Failure to cure such breach may trigger an event of default, under which notice may be served, and the controlling shareholders may determine that one of them sell its holding in our company to the other pursuant to a put or call option. The non-defaulting shareholder may equally pursue a claim for equitable or legal remedies.

As at November 23, 2011, our controlling shareholders and their respective affiliates and major shareholders did not have any business or operations competing with our company in Macau.

Our company is satisfied, based on the above restrictions on the Exclusive Business, that there is no direct competition between our company and each of Melco and Crown. See “Corporate History and Structure — Relationship with Controlling Shareholders” for details of Melco’s and Crown’s business interests, including Crown’s interest in the gaming industry outside of Macau. Based on the above, our directors consider that any competition faced by us from our controlling shareholders is not material.

The increasing popularity of integrated gaming resorts in Asia provides new business opportunities and increasing regional competition. Should Melco or Crown decide to focus more attention on casino gaming projects in other areas of Asia, this may mean that we face indirect competition from our controlling shareholders. We are nevertheless of the view that the gaming market in Macau continues to go from strength to strength, as does its opportunities for growth. Macau recorded the seven consecutive highest monthly gross gaming revenues in history during February to August 2011 and has been the world’s largest gaming destination in terms of gross gaming revenues since 2006. As the only location in Greater China to offer legalized casino gaming, it remains the fastest growing gaming market in terms of gross gaming revenues.

We have had a set of corporate governance policies in place since the listing of our ADSs on the Nasdaq in 2006, and have been complying with such policies since then. We have not encountered any conflict of interest with our controlling shareholders since the adoption of the corporate governance policies. Notwithstanding the above, our amended and restated memorandum and articles of association, to be effective upon our listing on the HKSE, contain provisions which deal with conflicts of interest. For instance, if a director has a material interest in any contract, arrangement or other proposal considered by our board, the interested director shall abstain from voting in respect of such transaction and shall not be counted in the quorum. We can rely on our independent non-executive directors to make decisions in the interests of shareholders as a whole, in particular minority shareholders, in the unlikely event that both Melco’s and Crown’s directors are required to abstain from voting. Our four independent non-executive directors collectively have significant public company experience and detailed knowledge of our operations.

Retirement Schemes

Our Macau employees participate in the Social Security Fund, under which we are required to make a monthly contribution of MOP30 per month for each resident employee. The Macau government is responsible for the planning, management and supervision of the Social Security Fund, including collecting and investing the contributions and paying out the pensions to the retired employees. We do not have any obligations to pay any pension to any retired employees under the fund scheme. Aside from the Social Security Fund, we have also set up a provident fund for our employees as part of our employee benefits package.

Our Hong Kong employees participate in the Mandatory Provident Fund Retirement Scheme in accordance with the arrangement prescribed by applicable Hong Kong law.

The total amounts of contributions made by us for such retirement schemes were US$4.6 million, US$5.0 million, US$5.1 million, US$2.8 million and US$2.9 million, for each of the three years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, respectively.

Compensation of Directors and Executive Officers

Certain directors of ours receive compensation in the form of fees, and certain directors of ours may also receive compensation in the form of employee compensation including salaries and other benefits, contributions to pension scheme, discretionary bonuses and equity awards according to the law of the relevant jurisdiction.

We offer our management employees, including the senior management, the ability to participate in our company’s discretionary annual bonus plan. As part of this plan, employees may receive compensation in addition to their base salary upon satisfactory achievement of certain financial, strategic and individual objectives. Our directors are excluded from this plan. The discretionary annual bonus plan is administered at the sole discretion of our company and our compensation committee.

The aggregate amount of remuneration to our directors in the form of fees and in the form of employee compensation (including salaries and other benefits, contributions to pension schemes, discretionary bonuses and equity awards) amounted to approximately US$5.6 million, US$4.9 million, US$4.7 million, US$1.3 million and US$2.5 million to all our directors for the three years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, respectively.

The aggregate amount of remuneration (including fees, salaries, contributions to pension schemes, housing allowances and other allowances and benefits in kind and discretionary bonuses) which was paid by us to our five highest paid individual employees included one director of our company. For the three years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, the aggregate amount of remuneration for the remaining four highest paid individuals were approximately US$6.5 million, US$4.2 million, US$6.7 million, US$2.0 million and US$3.1 million, respectively.

No remuneration was paid by us to our directors as an inducement to join or upon joining us or as a compensation for loss of office in respect of the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011.

Except for one director who waived emoluments of US$200,000 related to services provided in 2008 and 2009 during the year ended December 31, 2010 and the six months ended June 30, 2010, and one director who waived emoluments of US$120,000 related to services provided in 2010 during the six months ended June 30, 2011, no director waived any emoluments during the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011.

It is estimated that the remuneration and benefits in kind, equivalent to approximately US$5.7 million in the aggregate, will be paid and granted to our directors by us in respect of the financial year ending December 31, 2011 under arrangements in force at the date of this prospectus.

2006 Share Incentive Plan

We have adopted the 2006 Share Incentive Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of our business. Under the 2006 Share Incentive Plan, the maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over ten years. Our board has approved the removal of the maximum award amount of 50,000,000 shares over the first five years. The removal of such maximum limit for the first five years was approved by our shareholders at our general meeting held in May 2009. As of June 30, 2011, 56,036,178 out of 100,000,000 shares remain available for the grant of options or restricted shares.

The following paragraphs describe the principal terms included in our 2006 Share Incentive Plan.

Types of Awards. The awards we may grant under our 2006 Share Incentive Plan include:

•	options to purchase our shares; and

•	restricted shares.

Plan Administration. Our compensation committee will administer the plan and will determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, including Melco, Crown, other joint venture entities of Melco or Crown, our own subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options only to our employees.

Exercise Price and Term of Awards. In general, the plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If we grant an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant.

The term of each award shall be stated in the award agreement. The term of an award shall not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement will specify, the vesting schedule.

A summary of the outstanding awards granted under the 2006 Share Incentive Plan as of November 23, 2011, is presented below:

	Exercise Price/Grant Date Fair Value per ADS (US$)	Number of Unvested Share Options/Restricted Shares	Vesting Period
Share Options
2008 Long Term Incentive Plan	12.04 – 14.08	88,157	4 years
2008 Retention Program	3.04	4,136,229	3 years
2009 Cancel and Re-issue Program	4.28	1,860,327	4 years
2009 Long Term Incentive Plan	3.04 – 3.26	2,258,238	4 years
2010 Long Term Incentive Plan	3.75 – 3.98	1,465,188	3 to 4 years
2011 Long Term Incentive Plan	7.57	5,073,600	3 years

		14,881,739

Restricted Shares
2008 Long Term Incentive Plan	3.99 – 12.95	154,424	4 years
2008 Retention Program	3.04	689,511	3 years
2009 Long Term Incentive Plan	3.26	310,596	4 years
2010 Long Term Incentive Plan	3.75 – 4.66	797,003	2 to 4 years
2011 Long Term Incentive Plan	7.57	2,822,151	3 years

		4,773,685

Note:

(1)	The impact of the following transaction has not been reflected in the above table:
On November 25, 2011, 689,511 restricted shares and 4,756,275 share options were issued to employees and a director upon vesting on the same date.

A summary of the details in relation to outstanding options granted to option-holders under the 2006 Share Incentive Plan as of November 23, 2011, is set out below:

Name of Option-Holder	Position held within our company	Exercise price per share (US$)	Date of grant(1)	Number of shares subject to the unvested options outstanding	Approximate percentage of shareholding(2)
Directors
Lawrence Yau Lung Ho	Co-chairman, Chief executive officer and executive director	1.0867 1.4267 2.52333	March 17, 2009 November 25, 2009 March 23, 2011	1,449,390 566,295 1,446,498	— — —

				3,462,183	0.215%
John Peter Ben Wang	Non-executive director	4.01333 1.0867	March 18, 2008 March 17, 2009	14,157 69,018	— —

				83,175	0.005%
Yuk Man Chung	Non-executive director	4.01333 1.0867	March 18, 2008 March 17, 2009	14,157 69,018	— —

				83,175	0.005%
James Andrew Charles MacKenzie	Independent non-executive director	4.69333 1.0867	September 30, 2008 March 17, 2009	8,336 69,018	— —

				77,354	0.005%
Thomas Jefferson Wu	Independent non-executive director	4.01333 1.0867	March 18, 2008 March 17, 2009	14,157 69,018	— —

				83,175	0.005%
Yiu Wa Alec Tsui	Independent non-executive director	4.01333 1.0867	March 18, 2008 March 17, 2009	14,157 69,018	— —

				83,175	0.005%
Robert Wason Mactier	Independent non-executive director	4.01333 1.0867	March 18, 2008 March 17, 2009	14,157 69,018	— — —

				83,175	0.005%

		Subtotal:		3,955,412	0.245%
Senior Management
Geoffrey Stuart Davis	Chief Financial Officer	1.01333 1.4267 1.4267 2.52333	November 25, 2008 November 25, 2009 November 25, 2009 March 23, 2011	190,437 37,404 35,394 285,336	— — — —

				548,571	0.034%
Stephanie Cheung	Executive Vice President and Chief Legal Officer	1.01333 1.4267 1.4267 2.52333	November 25, 2008 November 25, 2009 November 25, 2009 March 23, 2011	374,586 89,772 90,753 200,055	— — — —

				755,166	0.047%
Nigel Alan Dean	Executive Vice President and Chief Internal Audit Officer	1.01333 1.4267 1.4267 2.52333	November 25, 2008 November 25, 2009 November 25, 2009 March 23, 2011	299,673 89,772 72,603 178,335	— — — —

				640,383	0.040%

Name of Option-Holder	Position held within our company	Exercise price per share (US$)	Date of grant(1)	Number of shares subject to the unvested options outstanding	Approximate percentage of shareholding(2)
Akiko Takahashi	Executive Vice President and Chief Human Resources/ Corporate Social Responsibility Officer	1.01333 1.4267 1.4267 2.52333	November 25, 2008 November 25, 2009 November 25, 2009 March 23, 2011	386,577 89,772 93,657 206,457	— — — —

				776,463	0.048%
Ying Tat Chan	Co-Chief Operating Officer, Gaming	1.01333 2.52333	November 25, 2008 March 23, 2011	442,371 653,898	— —

				1,096,269	0.068%
Nicholas C Naples	Co-Chief Operating Officer, Operations	1.2767	July 28, 2010	689,298	—

				689,298	0.043%
Ching Hui Hsu	President of Mocha Clubs	1.01333 1.4267 1.4267 2.52333	November 25, 2008 November 25, 2009 November 25, 2009 March 23, 2011	207,084 29,925 45,216 130,779	— — — —

				413,004	0.026%

		Subtotal:		4,919,154	0.305%
Other options-holders:
Approximately 217 of our employees(3)		1.01333–5.06333		6,007,173	0.372%

Grand total:				14,881,739	0.923%

Notes:

(1)	The exercise period of the options granted to all the grantees ranges from three years to four years.
(2)	The percentage are calculated on the basis of 1,612,889,072 shares in issue as of November 23, 2011.
(3)	No consideration is required to be paid for the options granted until the vested share options are exercised.
(4)	The impact of the following transactions has not been reflected in the above table:
(i)	On November 25, 2011, 689,511 restricted shares and 4,756,275 share options were issued to employees and a director upon vesting on the same date; and
(ii)	On November 29, 2011, the outstanding shareholder loan balances due to Melco Leisure and Crown Asia Investments, which amounted to HK$899.7 million (approximately US$115.6 million) as of June 30, 2011, were converted into shares, with an adjustment between Melco Leisure and Crown Asia Investments to ensure that they maintain their interests in our company in equal proportions. The price of capitalization was determined as one-third of the VWAP of our ADSs as quoted on the Nasdaq Global Select Market over the period of the five Nasdaq trading days immediately preceding November 29, 2011, as each ADS represents three ordinary shares. 40,211,930 ordinary shares were issued upon capitalization of the shareholder loans.

Other than the directors stated in the table above, there are no other connected persons of our company who are option-holders under the 2006 Share Incentive Plan.

As of November 23, 2011, the unvested share options granted under the 2006 Share Incentive Plan represented approximately 0.923% of the issued share capital of our company. If all the unvested share options are exercised and vested during the six months ended June 30, 2011 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our shareholders of approximately 0.926% and earnings per share of US$0.0004. No further awards will be granted under the 2006 Share Incentive Plan after our listing on the HKSE. All subsequent awards will be issued under the 2011 Share Incentive Plan.

2011 Share Incentive Plan

The following summarizes the principal terms of the 2011 Share Incentive Plan conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011. The terms of the options to be granted under the 2011 Share Incentive Plan are in accordance with the provisions of Chapter 17 of the listing rules of the HKSE. All awards other than options granted under the 2011 Share Incentive Plan are not subject to the provisions of Chapter 17 of the listing rules of the HKSE as those awards (other than options) do not involve the grant of options by our company to subscribe for new shares.

Purpose

The purpose of the 2011 Share Incentive Plan is to promote the success and enhance the value of our company by linking the personal interests of the members of our board, employees, and consultants to those of the shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the shareholders. The 2011 Share Incentive Plan is further intended to provide flexibility to our company in its ability to motivate, attract, and retain the services of members of our board, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent.

Eligible Participants

Persons eligible to participate in the 2011 Share Incentive Plan include employees, consultants, and a member of our board, as determined by our compensation committee of our company. Subject to the provisions of the 2011 Share Incentive Plan, our compensation committee may, from time to time, select from among all eligible individuals, those to whom awards shall be granted and shall determine the nature and amount of each award.

Grant of Awards

Our compensation committee has the right to grant awards to participants at a price, time and conditions of its determination, evidenced by an award agreement, provided that the term of the award does not exceed ten years and subject to paragraphs “— Maximum Number of Shares” and “— Maximum Number of Options to Any One Individual” and other relevant restrictions set out below. Awards granted pursuant to the 2011 Share Incentive Plan may, in the discretion of our compensation committee, be granted either alone, in addition to, or in tandem with, any other award granted pursuant to the 2011 Share Incentive Plan. Awards granted in addition to or in tandem with other awards may be granted either at the same time as or at a different time from the grant of such other awards.

Maximum Number of Shares

The maximum aggregate number of shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 shares (the “Plan Limit”), representing approximately 6.2% of the issued share capital as at the date of approval of the 2011 Share Incentive Plan by the shareholders at the extraordinary general meeting of our company held on October 6, 2011. The Plan Limit may be increased from time to time but not more than 10 per cent. of the shares in issue (the “New Plan Limit”) as at the date of the relevant shareholders’ approval, subject to relevant listing rules of the HKSE, which require the issue of a circular by our company, and the approval of the shareholders in general meeting and/or such other requirements prescribed under the listing rules of the HKSE from time to time.

Further, notwithstanding any adjustments in the Plan Limit in the events of any alteration in the capital structure of our company whether by way of capitalization issue, rights issue, sub-division or consolidation of shares or reduction of the share capital of our company in such manner as the auditors or the approved independent financial advisor shall certify to be appropriate, fair and reasonable, the shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the 2011 Share Incentive Plan and other schemes shall not exceed 30 per cent. of the shares in issue from time to time, as prescribed under relevant listing rules of the HKSE.

Types of Awards

Grant of Options

Our compensation committee is authorized to grant options to participants at a price, time and conditions of its determination, provided that the term of the any option granted under the 2011 Share Incentive Plan shall not exceed ten years, and subject to restrictions set out in the 2011 Share Incentive Plan relevant to awards.

Incentive Share Option Award

An Incentive Share Option is an option that is intended to meet the requirements under the U.S. Laws. It shall only be granted to employees of our company, a parent or subsidiary of our company. It shall be granted to any individual who, at the date of grant, owns shares possessing more than ten per cent. of the total combined voting power of all classes of shares, provided that such option is granted at a price that is not less than 110% of the fair market value on the date of grant. Such an option is exercisable for no more than five years from the date of grant. An incentive share option may not be exercised to any extent by anyone after the first to occur of the following events:

(i)	ten years from the date it is granted, unless an earlier time is set in the award agreement;

(ii)	three months after the participant’s termination of employment as an employee; and

(iii)	one year after the date of the participant’s termination of employment or service on account of disability or death. Upon the participant’s disability or death, any incentive share options exercisable at the participant’s disability or death may be exercised by the participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the participant’s last will and testament, or, if the participant fails to make testamentary disposition of such incentive share option or dies intestate, by the person or persons entitled to receive the incentive share option pursuant to the applicable laws of descent and distribution.

Share Appreciation Rights Award

Share appreciation rights are rights granted pursuant to the 2011 Share Incentive Plan to receive a payment equal to the excess of the fair market value of a specified number of shares on the date the share appreciation right is exercised over the fair market value on the date the share appreciation right was granted. They may be granted to any participant selected by the compensation committee and entitle the participant (or other person entitled to exercise the share appreciation right pursuant to the 2011 Share Incentive Plan) to exercise all or a specified portion of the share appreciation right (to the extent then exercisable pursuant to its terms) and to receive from our company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the share appreciation right from the fair market value of a share on the date of exercise of the share appreciation right by the number of shares with respect to which the share appreciation right shall have been exercised, subject to any limitations the Compensation Committee may impose.

Our compensation committee shall determine the time or times at which a share appreciation right may be exercised in whole or in part; provided that the term of any share appreciation right granted under the 2011 Share Incentive Plan shall not exceed ten years, except as provided above. Our compensation committee shall also determine the conditions, if any, that must be satisfied before all or part of a share appreciation right may be exercised.

Subject to our compensation committee’s sole discretion, options may be substituted for share appreciation rights at any time prior to or upon exercise of such option, provided that such share appreciation right shall (i) be exercisable for the same number of share that such substituted option would have been exercisable for, and (ii) that the exercise price is the same as such substituted option.

Restricted Shares Award

Restricted shares are shares awarded to a participant that are subject to restrictions on transferability and other restrictions our compensation committee may so impose, including, without limitation, limitations on the right to vote restricted shares or the right to receive dividends on the restricted shares, and may be subject to risk of forfeiture. In addition, upon termination of employment or service during the applicable restriction period, restricted shares that are at that time subject to restrictions shall be forfeited, except as otherwise waived or determined by our compensation committee.

Other Types of Awards

Dividend Equivalents. Dividend equivalents are rights granted to a participant pursuant to the 2011 Share Incentive Plan to receive the equivalent value (in cash or share) of dividends paid on share. Any participant selected by our compensation committee may be granted dividends equivalents based on the dividends declared on the shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests or expires, as determined by our compensation committee. Such dividend equivalents shall be converted to cash or additional shares by such formula and at such time and subject to such limitations as may be determined by our compensation committee, provided that the terms of any reinvestment of dividends must comply with all applicable laws, rules and regulations.

Share Payments. Share payments are a payment in the form of shares or an option or other right to purchase shares, as part of any bonus, deferred compensation or other arrangement, made in lien of all or any portion of the compensation, granted pursuant to the 2011 Share Incentive Plan. Based on performance criteria or other specific criteria determined appropriate by our compensation committee, participants may be granted share payments in the manner determined from time to time by our compensation committee. Unless otherwise determined by our compensation committee, such share payments shall be made in lieu of base salary, bonus or other cash compensation otherwise payable to such participant.

Deferred Shares. Deferred shares are a right to receive a specified number of shares during specified time periods pursuant to the 2011 Share Incentive Plan. Any participant selected by our compensation committee may be granted an award of deferred shares in the manner determined from time to time by our compensation committee. The number of deferred shares shall be determined by our compensation committee, and may be linked to such specific criteria determined to be appropriate by our compensation committee. Shares underlying a deferred share award will not be issued until it is vested, pursuant to a vesting schedule or criteria set by our compensation Committee. Unless otherwise determined by our compensation committee, a participant awarded deferred shares shall have no rights as a shareholder with respect to such deferred shares until such time as the deferred share award has been vested and the shares underlying the deferred share award has been issued.

Restricted Share Units. Participants may be granted restricted share units of such amounts, terms and conditions, including the date upon which the restricted share units shall become fully vested and non-forfeitable, as determined by our compensation committee. At the time of grant, our compensation committee shall specify the maturity date applicable to each grant of restricted share units which shall be no earlier than the vesting date or dates of the award and may be determined at the election of the participant. On the maturity date, each restricted share unit shall be exchanged for one unrestricted, fully transferable share. Our compensation committee shall specify the purchase price, if any, to be paid by the participant to our company for such shares.

Provisions Relate to Options

Maximum Number of Options to Any One Individual

The maximum aggregate number of shares granted to any one eligible participant shall not, in any 12-month period up to the date of grant, exceed one per cent. of the number of shares in issue on the date of grant.

If our compensation committee determines to offer options to an eligible Participant which exceed the limit of one per cent. of shares in issue within a 12-month period up to the date of grant, then:

(i)	that grant shall be subject to (a) the issue of a circular by our company to its shareholders which shall comply with relevant listing rules of the HKSE and or such other requirements as prescribed under the listing rules of the HKSE, any applicable law or any exchange rule from time to time; and (b) the approval of the shareholders in general meeting at which that eligible participant and his associates shall abstain from voting; and

(ii)	unless provided otherwise in the listing rules of the HKSE, any applicable law or any exchange rule, the date of our compensation committee meeting at which our compensation committee resolves to grant the proposed options to that eligible participant shall be taken as the offer date for the purpose of calculating the exercise price.

Price of Options and Share Appreciation Right

The exercise price in relation to each option and share appreciation right offered to an eligible participant shall, subject to the adjustments referred to in paragraphs “— Rights on the Takeover, Acquisition or Dissolution of our company” and “— Effects of Alterations to Share Capital” below, be determined by the Compensation Committee in its absolute discretion but in any event shall not be less than the highest of:

(i)	the official closing price of the shares as stated in the daily quotation sheets of the HKSE on the offer date;

(ii)	the average of the official closing price of the shares as stated in the daily quotation sheets of the HKSE for the five business days immediately preceding the offer date; and

(iii)	the nominal value of a share.

Grant of Options to Connected Persons

If our compensation committee determines to offer to grant options to a director, chief executive or substantial shareholder of our company or any of their respective associates, such grant shall be subject to the approval by the independent non-executive directors on our compensation committee at the time of determination (and in the event that our compensation committee offers to grant options to an independent non-executive director on our compensation committee at the time of determination, the vote of such independent non-executive director shall not be counted for the purposes of approving such grant and the alternate independent non-executive director not on our compensation committee at the time of determination shall vote in place of the relevant participant).

If our compensation committee determines to offer to grant options to a substantial shareholder or an independent non-executive director (or any of their respective associates) and that grant would result in the shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person under the 2011 Share Incentive Plan and the other schemes in the 12-month period up to and including the offer date:

(i)	representing in aggregate over 0.1 per cent., or such other percentage as may be from time to time provided under the listing rules of the HKSE, of the shares in issue on the offer date; and

(ii)	having an aggregate value, based on the official closing price of the shares as stated in the daily quotation sheets of the HKSE on the offer date, in excess of HK$5 million or such other sum as may be from time to time provided under the listing rules of the HKSE, such grant shall be subject to, in addition to the approval of the independent non-executive directors as referred to above, the issue of a circular by our company to its shareholders and the approval of the shareholders in general meeting by way of a poll convened and held in accordance with our memorandum and articles of association at which all connected persons of our company shall abstain from voting in favor of the resolution concerning the grant of such options at the general meeting, and/or such other requirements prescribed under the listing rules of the HKSE from time to time. Unless provided otherwise in the listing rules of the HKSE, the date of the board meeting at which our board proposes to grant the proposed options to that eligible participant shall be taken as the offer date for the purpose of calculating the exercise price.

The circular to be issued by our company to its shareholders pursuant to the above paragraph shall contain the following information:

(i)	the details of the number and terms (including the exercise price) of the options to be granted to each eligible participant which must be fixed before the shareholders’ meeting and the offer date (which shall be the date of the board meeting at which our compensation committee proposes to grant the proposed options to that eligible participant);

(ii)	a recommendation from the independent non-executive directors (excluding any independent non-executive director who is the relevant participant) to the independent shareholders as to voting;

(iii)	the information and the disclaimer required under relevant listing rules of the HKSE.

Lapse of Option and Amendments to the 2011 Share Incentive Plan

An option shall lapse automatically and not be exercisable (to the extent not already exercised) upon the earliest of:

(i)	the expiry date relevant to that option;

(ii)	the expiry of any of the periods referred to in paragraphs “— Rights on Termination of Employment,” “Rights on the Change of Control” or “— Rights on the Takeover, Acquisition or Dissolution of our Company”;

(iii)	the date on which the consummation of the transaction referred to in paragraph “— Rights on the Takeover, Acquisition or Dissolution of our Company” becomes effective;

(iv)	the date of the commencement of the winding-up of our company (as determined in accordance with the Cayman Companies Law);

(v)	the date on which the participant ceases to be eligible by reason of the termination of his relationship with our company and/or any of its subsidiaries on any one or more of the grounds that he has been guilty of serious misconduct or has been convicted of any criminal offense involving his integrity or honesty or in relation to an employee of our company and/or any of the subsidiaries (if so determined by our compensation committee) on any other ground on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the participant’s service contract with our company or the relevant subsidiary. A resolution of our board or the board of directors of the relevant subsidiary to the effect that the relationship of a participant has or has not been terminated on one or more of the grounds specified in this paragraph shall be conclusive; and

(vi)	the date on which our compensation committee shall exercise our company’s right to cancel the option at any time after the participant commits a breach of paragraph “— Rights are Personal to Participant” above or the awards are cancelled in accordance with paragraph “— Cancellation of Options.”

Subject to applicable laws, our compensation committee may terminate, amend or modify the 2011 Share Incentive Plan upon obtaining the approval of our board, and in accordance with Chapter 17 of the listing rules of the HKSE, the approval of the shareholders of the amended plan, particularly for matters of a material nature, such as increasing the number of shares available under the 2011 Share Incentive Plan, permitting our compensation committee to grant options with an exercise price that is below fair market value on the date of grant, and which results in a material increase in benefits or a change in eligibility requirements.

Cancellation of Options

Any cancellation of options granted but not exercised must be approved by the participants of the relevant options in writing. For the avoidance of doubt, such approval is not required in the event any option is cancelled pursuant to the paragraph “— Rights are Personal to Participant.” Where our company cancels options, the grant of new options to the same participant may only be made under the 2011 Share Incentive Plan within the limits set out in paragraphs “— Maximum Number of Shares,” “— Maximum Number of Options to Any One Individual” and other relevant restrictions set out therein.

General Provisions

Restrictions on the Time of Grant of Awards

A grant of awards may not be made upon the expiration date, ten years from the effective date.

Further, for so long as the shares are listed on the HKSE, no awards shall be granted after a price-sensitive event has occurred or a price-sensitive matter has been the subject of a decision until announcements pursuant to the requirements of the listing rules of the HKSE have been made. In particular, no awards shall be granted during the period commencing one month immediately preceding the earlier of:

(i)	the date of our board of directors or board committee meeting (as such date is first notified to the HKSE in accordance with the listing rules of the HKSE) for the approval of our company’s annual results, half-year, quarterly or any other interim period (whether or not required under the listing rules of the HKSE); and

(ii)	the deadline for our company to publish an announcement of results for (a) any year or half-year period in accordance with the listing rules of the HKSE, and (b) the deadline, if any, where our company has elected to publish them, any quarterly or any other interim period, and ending on the actual date of publication of the results for such year, half-year, quarterly or interim period (as the case may be).

For so long as the shares are listed on the HKSE, no awards shall be granted to a director:

(i)	during the period of 60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

(ii)	during the period of 30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results.

Rights are Personal to Participant

No right or interest of a participant in any award may be pledged, encumbered, or hypothecated to or in favor of any party other than our company or its subsidiary, or shall be subject to any lien, obligation, or liability of such participant to any other party other than our company or its subsidiary. Except as otherwise provided by our compensation committee, no award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution. Our company may cancel any outstanding awards or any part thereof granted to the participant if any of the foregoing has been breached.

Time of Exercise of Awards and Duration of 2011 Share Incentive Plan

Subject to the terms of the award as determined by our compensation committee, the award may be exercised by the participant at any time or times during its term. The 2011 Share Incentive Plan will expire on, and no award may be granted pursuant to the 2011 Share Incentive Plan after, the tenth anniversary of the effective date of the 2011 Share Incentive Plan.

Subject to earlier termination by our company in a general meeting or by our board, the 2011 Share Incentive Plan shall be valid and effective for a period of ten years commencing on the effective date.

Performance Targets and Minimum Holding Period

A participant may be required to achieve any performance targets or meet any conditions such as minimum holding periods as our compensation committee may then specify in the grant before any awards granted under the 2011 Share Incentive Plan can be exercised.

Rights Attached to the Shares

No award gives the participant any of the rights of a shareholder, unless and until shares are in fact issued to such person in connection with such award. With respect to any payments not yet made to a participant pursuant to an award, nothing contained in the 2011 Share Incentive Plan or any award agreement shall give the participant any rights that are greater than those of a general creditor of our company or any of its subsidiary.

Except as expressly provided in the 2011 Share Incentive Plan, no participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of our company or any other corporation. Except as expressly provided in the 2011 Share Incentive Plan or pursuant to action of our compensation committee under the 2011 Share Incentive Plan, no issuance by our company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares subject to an award or the grant price or exercise price of any award.

Rights on Termination of Employment

If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. For a participant granted an incentive share option, upon three months of termination of employment as an employee, the right to exercise the incentive share option shall be revoked.

Rights on the Change of Control

In the event of a change in the control of our company, our compensation committee may in its sole discretion provide for:

(i)	any and all awards outstanding under the 2011 Share Incentive Plan to terminate at a specific time in the future and shall give each participant the right to exercise such awards during a period of time as our compensation committee shall determine;

(ii)	either the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award or realization of the participant’s rights had such award been currently exercisable or payable or fully vested; or

(iii)	the replacement of such award with other rights or property selected by our compensation committee in its sole discretion the assumption of or substitution of such award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices.

Rights on the Takeover, Acquisition or Dissolution of our Company

In the event of a corporate transaction including takeover, acquisition or dissolution of our company, each award shall terminate upon the consummation of the corporate transaction, unless the award is assumed by the successor entity or parent thereof in connection with the corporate transaction. Except as provided otherwise in an individual award agreement, in the event of a corporate transaction, our compensation committee may:

(i)	replace the original award with a comparable award with respect to shares of the capital stock of the successor entity or parent thereof; or

(ii)	replace the original award with a cash incentive program of the successor entity which preserves the compensation element of such award existing at the time of the corporate transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such award, upon which the cash incentive program automatically shall become fully vested, exercisable and payable, and be released from any restrictions on transfer.

For each award that is neither assumed nor replaced, such portion of the award shall automatically become fully vested and exercisable, provided that the participant remains an employee, consultant or director on the effective date of the corporate transaction.

Effects of Alterations to Share Capital

In the event of capitalization issue, right issue, sub-division, consolidation of shares or reduction of capital, or any other change affecting the shares of shares or the share price of a share, our compensation committee shall make proportionate and equitable adjustments to reflect such change with respect to:

(i)	the aggregate number and type of shares that may be issued under the 2011 Share Incentive Plan;

(ii)	the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and

(iii)	the grant price or exercise price per share for any outstanding awards under the 2011 Share Incentive Plan.

In order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2011 Share Incentive Plan, a financial adviser must confirm to our board in writing that any adjustments to the 2011 Share Incentive Plan comply with the relevant listing rules of the HKSE and the note thereto, with the supplementary guidance issued by the HKSE on September 5, 2005 and with any future guidance and interpretation of the listing rules issued by the HKSE from time to time. However, no such alteration may be made the effect of which would be to enable a share to be issued at less than its nominal value.

Termination of the 2011 Share Incentive Plan

With the approval of our board, at any time and from time to time, our compensation committee may terminate, amend or modify the 2011 Share Incentive Plan. However, no termination, amendment, or modification of the 2011 Share Incentive Plan shall adversely affect in any material way any award previously granted pursuant to the 2011 Share Incentive Plan and other previous plans without the prior written consent of the participant.

Administration of the Committee

Our compensation committee’s interpretation of the 2011 Share Incentive Plan, any awards granted pursuant to the 2011 Share Incentive Plan, any award agreement and all decisions and determinations by our compensation committee with respect to the 2011 Share Incentive Plan shall be made in our compensation committee’s sole discretion and are final, binding, and conclusive for all purposes and upon all parties.

Conditions of the 2011 Share Incentive Plan

The 2011 Share Incentive Plan shall take effect subject to and is conditional upon:

(i)	the passing of the necessary resolutions by the shareholders in general meeting to approve and adopt the rules of the 2011 Share Incentive Plan;

(ii)	the HKSE granting the listing of, and permission to deal in, the shares falling to be issued pursuant to the exercise of options under the 2011 Share Incentive Plan;

(iii)	the listing becoming unconditional and not being terminated in accordance with its terms or otherwise; and

(iv)	the commencement of dealings in the shares on the HKSE.

In the event that the conditions set out above are not satisfied, the 2011 Share Incentive Plan shall have no effect whatsoever.

Disclosure in Annual and Interim Reports

Our company will disclose details of the 2011 Share Incentive Plan and other share incentive schemes of our company and its subsidiaries in the annual reports and interim reports of our company in compliance with the listing rules of the HKSE and other applicable laws in force from time to time.

Shareholders’ Approval

For matters under the 2011 Share Incentive Plan or any related matters which require the approval of the shareholders or the independent non-executive directors under the listing rules of the HKSE, such matters must be approved by the shareholders or the independent non-executive directors.

As at November 23, 2011, no award had been granted or agreed to be granted under the 2011 Share Incentive Plan.

An application has been made to HKSE for the listing of, and permission to deal in, the shares which may fall to be issued pursuant to the exercise of the awards to be granted under the 2011 Share Incentive Plan, being 100,000,000 shares in total.

To the extent permitted under the listing rules of the HKSE, we intend to fulfill the obligations under the 2011 Share Incentive Plan by way of issuing new shares or arrange to acquire shares from the open market.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares (exclusive of any ordinary shares represented by ADSs held by the SPV) as of the date of this prospectus by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary Shares Beneficially Owned(1)
Name	Number	%
Melco Leisure and Entertainment Group Limited(2)(3)	556,222,503	33.65
Crown Asia Investments Pty. Ltd.(4)	556,222,503	33.65

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. Melco and Crown continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “Corporate History and Structure — Melco Crown Joint Venture.” However, Melco and Crown each disclaim beneficial ownership of the shares of our company owned by the other.
(2)	Melco Leisure and Entertainment Group Limited is incorporated in the British Virgin Islands and is a wholly owned subsidiary of Melco. The address of Melco and Melco Leisure and Entertainment Group Limited is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the HKSE.
(3)	Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer and the Chairman, Chief Executive Officer and executive director of Melco, personally holds 10,499,612 ordinary shares of Melco, representing approximately 0.85% of Melco’s ordinary shares outstanding as of November 23, 2011. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Ho. Therefore, we believe that Mr. Lawrence Ho beneficially owns an aggregate of 440,422,689 ordinary shares of Melco, representing approximately 35.76% of Melco’s ordinary shares outstanding as of November 23, 2011, 2011. The foregoing amount does not include 298,982,188 shares which may be issued by Melco to Great Respect Limited as a result of any future exercise in full of conversion rights by Great Respect Limited, a company controlled by a discretionary trust the beneficiaries of which include Mr. Lawrence Ho and his immediate family members, under the amended convertible loan notes held by Great Respect Limited.
(4)	Crown Asia Investments Pty, Ltd., formerly PBL Asia Investments Limited, was incorporated in the Cayman Islands but is now a registered Australian company and is 100% indirectly owned by Crown. The address of Crown and Crown Asia Investments Pty. Ltd. is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. Crown is listed on the Australian Stock Exchange. As of November 23, 2011, Crown was approximately 46.00% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

As of the date of this prospectus, a total of 1,653,101,002 ordinary shares were outstanding, of which 545,389,072 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares represented by the ADSs quoted initially on the Nasdaq Global Market and since January 2009 on the Nasdaq Global Select Market have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary. In October 2007, we appointed BOCI Securities Limited to assist us in the administration of our long term incentive plan.

None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

REGULATIONS

Gaming Regulations

The ownership and operation of casino gaming facilities in Macau are subject to the general laws (e.g., the Civil Code and the Commercial Code) and to specific gaming laws, in particular, the Gaming Law, and various regulations govern the different aspects of the gaming activities. Macau’s gaming operations are subject to the grant of a concession or subconcession by and regulatory control of the Macau government, or Dispatch of the Chief Executive.

The laws, regulations and supervisory procedures of the Macau gaming authorities are based upon declarations of public policy that are concerned with, among other things:

•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the adequate operation and exploitation of games of fortune and chance;

•	the fair and honest operation and exploitation of games of fortune and chance free of criminal influence;

•	the protection of Macau’s interest in receiving the taxes resulting from the gaming operation; and

•	the development of the tourism industry, social stability and economic development of Macau.

Macau Administrative Regulation no. 26/2001 supplements Gaming Law setting forth the terms of the public tender process through which casino concessions are awarded and various compliance requirements, in particular as regards suitability and financial capacity, to be met by gaming concessionaires and subconcessionaires.

Below are the main features of these statutes:

If we violate the Macau Gaming Law, Melco Crown Gaming’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau Gaming Law or of the subconcession contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of the conceded business without permission, which is not caused by force majeure or the occurrence of serious chaos in our overall organization and operation, or in the event of insufficiency of our facilities and equipment which may affect the normal operation of the conceded business, the Macau government would be entitled to replace Melco Crown Gaming directly or through a third party during the aforesaid termination or suspension or subsistence of the aforesaid chaos and insufficiency and to ensure the operation of the conceded business and cause the adoption of necessary measures to protect the subject matter of the subconcession contract. Under such circumstances, the expenses required for maintaining the normal operation of the conceded business would be borne by us. Limitation, conditioning or suspension of any gaming registration or license or the appointment of a supervisor could, and revocation of Melco Crown Gaming’s subconcession would, materially adversely affect our gaming operations.

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder of a concessionaire or subconcessionaire holding stock equal to or in excess of 5% of concessionaire or subconcessionaire stock capital who is found unsuitable will be required to dispose of such stock by a certain time (the transfer itself being subject to Macau government authorization). If a disposal has not taken place by the time so designated, such stock must be acquired by the concessionaire or subconcessionaire. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

•	pay that person any dividend or interest upon our shares;

•	allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

Additionally, the Macau government, pursuant to its regulatory and supervisory control of suitability, has the authority to reject any person owning or controlling the stock of any corporation holding a concession or subconcession.

The Macau government also requires prior approval for the creation of a lien over gaming assets or the whole property comprising a casino, shares and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its stock in respect of any public offering also require the approval of the Macau government to be effective.

The Macau government must give its prior approval to changes in control through a merger, consolidation, stock or asset acquisition, or any act or conduct by any person whereby he or she obtains such control. Entities seeking to acquire control of a corporation must satisfy the Macau government concerning a variety of stringent standards prior to assuming control. The Macau government may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

Our Macau legal advisors have confirmed that no approval from the Macau government is required to be obtained for listing of our ordinary shares on the HKSE. The Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capacity. See “— The Subconcession — The Subconcession Contract — Payments.”

Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009, or Gaming Promoters Regulation, regulates licensing as a gaming promoter and the conduct of gaming promotion business by gaming promoters. Applications must be sponsored by a concessionaire or subconcessionaire who will confirm that it may contract the applicant’s services upon the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazzette.

Agreements entered into between a gaming promoter and a concessionaire or subconcessionaire must be in writing and filed with the DICJ setting out the amount and form of payment of commissions or other remunerations and the terms of the cooperation between the two parties. Gaming promoters are required to maintain certain financial capability and suitability standards at all times. Exclusivity of relationship with a single concessionaire or subconcessionaire may be stipulated in contract but is not imposed on gaming promoters by law.

Concessionaires and subconcessionaires are jointly liable for the activities of their gaming promoters, the respective directors and collaborators within their casinos and are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid out by a concessionaire or subconcessionaire to its gaming promoters.

In August 2009, the Macau government amended the Gaming Promoters Regulations permitting the imposition of a cap on the percentage of commissions payable by gaming operators to gaming promoters. In September 2009, the Secretary for Economy and Finance issued a dispatch implementing a commission cap of 1.25% of rolling chip volume, effective as of September 22, 2009 and being enforced as at December 2009. The commission cap regulations impose fines (ranging from 100,000 Patacas up to 500,000 Patacas) on gaming operators that do not comply with the cap and other fines (ranging from 50,000 Patacas up to 250,000 Patacas) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a gaming operator, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively).

We are also required to collect and pay employment taxes in connection with our staff through withholding and all payable and non-exemptible taxes, levies, expenses and handling fees provided by the laws and regulations of Macau.

Non-compliance with these obligations could lead to the revocation of Melco Crown Gaming’s subconcession and could materially adversely affect our gaming operations.

Macau Law no. 5/2004, or Gaming Credit Law, has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires and subconcessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire or subconcessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in court.

Macau Administrative Regulation no. 34/2003 describes the DICJ as the supervisory authority and regulator of the gaming industry in Macau. The core functions of the DICJ are:

•	to collaborate in the definition of gaming policies;

•	to supervise and monitor the activities of the concessionaires and subconcessionaires, especially on their compliance with legal, statutory and contractual obligations;

•	to examine or commission the investigation of and monitor the continuing suitability and financial capacity requirements of concessionaires and subconcessionaires;

•	to license and certify gaming equipment and utensils;

•	to issue licenses to gaming promoters;

•	to examine or commission the investigation of and monitor the continuing suitability and financial capacity requirements of gaming promoters

•	to sanction administrative violations of gaming statutes and regulations;

•	to issue directives and recommend practices with respect to the ordinary operation of casinos.

Concessionaires and subconcessionaires are required to make regular filings with the DICJ in all matters needing approval or authorization or under a duty to inform, including requests for changes in their shareholder structure, changes in directorship, key employees and gaming equipment and financial data.

AML Regulations in Macau

In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to AML activities in Macau. Law 2/2006 of April 3, 2006, which came into effect on April 4, 2006, the Administrative Regulation (AR) 7/2006 of May 15, 2006, which came into effect on November 12, 2006, and the DICJ Instruction 2/2006 of November 13, 2006 govern our compliance requirements with respect to identifying, reporting and preventing AML and terrorism financing crimes at our casinos.

Under these laws and regulations, we are required to:

•

identify any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any of our customers who fail to provide any information requested by us;

•	keep records on the identification of a customer for a period of five years;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to AML activities.

Under Article 2 of AR 7/2006 and the DICJ Instruction 2/2006, we are required to track and mandatorily report cash transactions and granting of credit in a minimum amount of MOP 500,000 (US$62,000). Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

We use an integrated information technology system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically. We also train our staff on identifying and following correct procedures for reporting “suspicious transactions” and make our guidelines and training modules available for our employees on our intranet and internet sites.

New Smoking Regulation in Macau

The Macau Legislative Assembly has approved a new Smoking Prevention and Tobacco Control Law. Under such law, which will come into effect as at January 1, 2012, smoking shall not be permitted in casino premises, except for an area of up to 50% of the casino area opened to the public, provided such area is separate from the remaining casino areas and provided further such smoking area complies with requirements to be determined by Dispatch of the Chief Executive. The designated smoking areas shall be created by January 1, 2013 and the smoking ban in casino premises, except for an area of up to 50% of the casino areas open to the public, shall be effective from January 1, 2013.

Labor Quotas

All businesses in Macau must apply to the Macau Human Resources Office for labor quotas to import non-skilled workers from China and other countries. Businesses are free to employ Macau residents in any position without any type of quota, as by definition all Macau residents have the right to work in Macau. We have, through our subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from China and the other to import non-skilled workers from all other countries. Our non-China labor quota allows our subsidiaries Melco Crown Gaming, Melco Crown (COD) Hotels, Limited, Melco Crown Hospitality and Services Limited and Melco Crown Security Services Limited to employ 1,221 non-skilled employees. Our China labor quota allows our subsidiaries, Altira Hotel and Melco Crown (COD) Hotels, to employ 1,134 non-skilled employees from China. Melco Crown Gaming is required by law to employ only Macau citizens as dealers and gaming supervisors. It employs a full time team within its human resource department, to apply for and maintain its labor quotas. Non-resident skilled workers are also subject to authorization by the Macau Human Resource Office, which is given individually on a case by case basis.

Pursuant to the Macau Social Security System, which was approved by Macau Decree Law no. 58/93/M, revised Macau Decree Law no. 41/96/M, Macau Decree Law no. 29/98/M, Macau Administrative Regulation no. 19/2008 and Macau Law no. 21/2009 and recently amended by Macau Law no. 4/2010, Macau employers must register their employees under the mandatory Social Security Fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents for all employees.

In the particular case of concessionaires and subconcessionaires, there is also a general obligation to make annual contributions to urban development, tourism promotion and social security pursuant to the Gaming Law as well as to contribute annually to a public foundation that promotes studies and the development of cultural, social, economic, educational, scientific, academic and philanthropic actions and activities.

Land Use Title Process Laws in Macau

Macau land is divided into lots, each of which is given a number. There is a small amount of private freehold land in Macau, typically found in the original area of the Macau territory. Where the land is private freehold land, no government rent is payable and there are no temporal limits to the ownership of the land or the buildings erected on the land, which are of private property. The rest of the land, including land reclamation areas, belongs to Macau.

The Macau government may dispose of its land by various legal means, the most common being land concessions by way to lease. The land concession contract is similar to a lease and published in the Macau Official Gazette. Land concessions impose special development conditions, an upfront land premium and also a nominal amount of annual government rent. The land is initially granted on a provisional basis and registered as such with the Macau Property Registry, subject to completion of the proposed development and only upon completion of the development is the land concession converted into definitive status and so registered with the Macau Property Registry.

Land concessions are granted for a determined period of time not exceeding 25 years and may be renewed successively for 10 year periods. Renewal of the land concession can be requested in writing six months prior to expiry. Such application may be submitted to the Macau Land, Public Works and Transport Bureau by any owner, co-owner or mortgagee, or any other person having an interest in the land, in a building or unit built on such land whose title is registered, as well as any holder of another right that could be affected by the expiration of the land concession (such as a tenant).

Macau property and all concessions are subject to the Macau title registration system. Title can be established by reference to the title register. The person or party registered is recognized as the legal holder of the right/title registered. The records in the Macau Property Registry are public and anyone who searches the title register can rely on the registered rights. Following the registration of title in Macau, the registered title holder will be officially recognized and able to enforce his rights vis-à-vis any third parties.

All ownership rights over the properties or buildings subject to a land concession (being strata title for residential units or full ownership of any building or fraction thereof) are also registered with the Macau Property Registry and fall under a private ownership regime.

Regulatory Compliance

Our regulatory compliance function is comprised of experienced management from our legal, internal audit, finance and operational departments supported by external expertise equipped with the requisite knowledge and experience. Representatives from our compliance function are involved in all relevant areas of our operations, including attendance at senior executive committee meetings and board and board committee meetings to monitor and maintain compliance with local laws, regulations and permits and licensing requirements in all jurisdictions in which we operate. Our nominating and corporate governance committee provides oversight of our compliance with legal and regulatory requirements of all relevant jurisdictions. Our audit committee provides oversight of the legal and regulatory issues relating to our financial statements, including the oversight of the independent auditor, the review of the financial statements and related material, the internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters. Our audit committee also assesses and approves any policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks presented by management, as well as makes recommendations with respect to our risk management process. Pursuant to the legal requirements in Macau, Melco Crown Gaming has appointed a compliance officer whose main responsibility is to follow up and coordinate, on a daily basis, the compliance of legal and regulatory obligations related to the prevention of money laundering and terrorist financing crimes. We have established policies and procedures that address major regulatory requirements, including the minimum internal control requirements which govern all of our gaming activities and such policies have been approved by and filed with the DICJ. A certificate was issued by the DICJ on November 23, 2011, which covers compliance with applicable Macau laws and regulations since the commencement of our subconcession contract on September 8, 2006.

The Subconcession

The following is a summary of the material terms of Melco Crown Gaming’s subconcession contract with the Macau government and Wynn Macau. There are Chinese and Portuguese versions of the subconcession contract, each of which is an official document of equal authority. The following summary is based on an unofficial English translation of the official Portuguese version of the subconcession contract and is qualified in its entirety by reference to the two official versions of the subconcession contract themselves. We believe that the following summary of the subconcession contract reflects the material terms of the subconcession contract in all material respects. However, because of the difficulties inherent in translation, English may not precisely convey the nuances of the subconcession contract, and the English translation of the subconcession contract may imply meanings different from those embodied in the official documents. Moreover, the subconcession contract provides that all issues of interpretation will be subject to the exclusive jurisdiction of the Macau courts.

The Concession Regime

The Macau government conducted an international tender process for gaming concessions in Macau in 2001, pursuant to its decision to develop Macau’s gaming industry. As such, in accordance with the Macau Gaming Law and other relevant legislations, the Macau government granted three gaming concessions to Galaxy, SJM and Wynn Macau, respectively. Upon authorization by the Macau government, each of Galaxy, SJM and Wynn Macau subsequently entered into subconcession contracts with their respective subconcessionaires. These subconcessionaires were thus granted the right to operate casino games and other games of chance in Macau. No further granting of subconcessions is permitted unless specifically authorized by the Macau government. Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession or subconcession, Macau government approval is required for the commencement of operations of any casino or gaming area. As at November 23, 2011, we operated three of the 34 casinos or gaming areas in Macau, among which SJM operated 20, Galaxy operated six, VML operated three, and Wynn Macau and MGM Grand Paradise each operated one.

The subconcessionaires that entered into subconcession contracts with Wynn Macau, SJM and Galaxy are Melco Crown Gaming, MGM Grand Paradise and VML, respectively. These contracts provide for the terms and conditions of their subconcessions with their respective concessionaire, as authorized by and negotiated with the Macau government. Our subsidiary, Melco Crown Gaming, executed a subconcession contract with Wynn Macau on September 8, 2006. Wynn Macau will continue to develop and run hotel operations and casino projects independent of ours. If the Wynn Macau concession is terminated for any reason, the subconcession will remain in effect. See “Regulations — Gaming Regulations.”

Details of the concessions and subconcessions are set forth below:

Concessionaire(1)	SJM	Galaxy	Wynn Macau
Committed investment of the concessionaire:	MOP4.7 billion (US$0.6 billion)	MOP8.8 billion (US$1.1 billion)	MOP4.0 billion(2) (US$0.5 billion)

Expiry date:	March 31, 2020	June 26, 2022	June 26, 2022

Special levies:

Contribution to a public foundation in Macau for promotion, development and study of culture, society, economy, education, science and charity events:	1.6% of gross gaming revenue(3)(4)	1.6% of gross gaming revenue(3)(4)	1.6% of gross gaming revenue(3)(4)

Contribution to Macau government for urban development, tourism promotion and social security:	1.4% of gross gaming revenue(5)	2.4% of gross gaming revenue(3)(4)	2.4% of gross gaming revenue(3)(4)

Total:	3.0% of gross gaming revenue(3)(4)	4.0% of gross gaming revenue(3)(4)	4.0% of gross gaming revenue(3)(4)

Subconcessionaire	MGM Grand Paradise	VML	Melco Crown Gaming
Committed investment of the subconcessionaire:	MOP4.0 billion (US$0.5 billion)	MOP4.4 billion (US$0.6 billion)	MOP4.0 billion(2)(6) (US$499.2 million)

Expiry Date:	March 31, 2020	June 26, 2022	June 26, 2022

Special levies:

Contribution to a public foundation in Macau for promotion, development and study of culture, society, economy, education, science and charity events:	1.6% of gross gaming revenue(3)(4)	1.6% of gross gaming revenue(3)(4)	1.6% of gross gaming revenue(3)(4)

Contribution to Macau government for urban development, tourism promotion and social security:	2.4% of gross gaming revenue(3)(4)	2.4% of gross gaming revenue(3)(4)	2.4% of gross gaming revenue(3)(4)

Total:	4.0% of gross gaming revenue(3)(4)	4.0% of gross gaming revenue(3)(4)	4.0% of gross gaming revenue(3)(4)

Source: DICJ

Notes:

(1)	Pursuant to the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. The Macau government subsequently and successively authorized three subconcessions permitting each of Galaxy, SJM and Wynn Macau to enter into a subconcession contract with its respective subconcessionaire to operate casino games in Macau.
(2)	Under the subconcession contract between Wynn Macau and Melco Crown Gaming, as authorized by the Macau government, Melco Crown Gaming is required to invest at least MOP4.0 billion in Macau for one resort-hotel-casino complex and a city club.
(3)	The contribution percentages are subject to changes upon re-negotiation between the concessionaires or subconcessionaires and the Macau government.
(4)	Gross gaming revenue is defined as all gaming revenue derived from casino or gaming areas.
(5)	Under the concession contract between the Macau government and SJM, SJM agreed it would contribute only 1.4% of its gross gaming revenue, taking into consideration SJM’s commitment to be jointly responsible with one of its controlling shareholders for Macau’s navigation channel dredging service with the support of the corresponding consideration costs. There are no similar arrangements between the Macau government and the other two concessionaires.
(6)	Under the subconcession contract, Melco Crown Gaming was responsible for investing MOP4.0 billion. In June 2010, the Macau government confirmed that as of that date, we have completed our committed investment.

The following information in connection with contributions to the Macau government is common to all concessionaires and subconcessionaires:

Special gaming tax:	35.0% of gross gaming revenue(1); plus

Annual gaming premium:

•    MOP30 million (US$3.7 million) per annum fixed premium;

•    MOP300,000 (US$37,437) per annum per VIP gaming table;

•    MOP150,000 (US$18,719) per annum per mass market gaming table; and

•    MOP1,000 (US$125) per annum per electric or mechanical gaming machine including slot machines.

Source: DICJ

Note:

(1)	Gross gaming revenue is defined as all gaming revenue derived from casino or gaming areas.

The Subconcession Contract

The subconcession contract provides for the terms and conditions of the subconcession granted to Melco Crown Gaming (formerly known as PBL Diversões (Macau), S.A), by Wynn Macau. Melco Crown Gaming does not have the right to further grant a subconcession or transfer the operation to third parties, pursuant to the subconcession contract.

Melco Crown Gaming paid a consideration of US$900 million to Wynn Macau. In return, upon September 8, 2006, Melco Crown Gaming was granted the right to operate games of fortune and chance or other games in casinos in Macau, for a period of 16 years until the expiration of the subconcession on June 26, 2022. No further payments need to be made in future operations. The operation of gaming-related activities is also permitted, subject to the prior approval from the Macau government.

The Macau government has reconfirmed that the subconcession is independent of Wynn Macau’s concession and that Melco Crown Gaming does not have any obligations to Wynn Macau pursuant to the subconcession contract. It is thus not affected by any modification, suspension, redemption, termination or rescission of Wynn Macau’s concession. In addition, an early termination of Wynn Macau’s concession before June 26, 2022, would not result in the termination of the subconcession. The subconcession was authorized and approved by Macau government. Our Macau legal advisor has advised us that, absent any change to Melco Crown Gaming’s legal status, rights, duties and obligations towards the Macau government or any change in applicable law, Melco Crown Gaming shall continue to be validly entitled to operate independently under and pursuant to the subconcession, notwithstanding the termination or rescission of Wynn Macau’s concession, the insolvency of Wynn Macau and/or the replacement of Wynn Macau as concessionaire in the subconcession contract. The Macau government has a contractual obligation to the effect that, should Wynn Macau cease to hold the concession prior to June 26, 2022, the Macau government would replace Wynn Macau with another entity so as to ensure that Melco Crown Gaming may continue to operate games of chance and other games in casinos in Macau and the subconcession would at all times be under a concession. Both the Macau government and Wynn Macau has undertaken to cooperate with Melco Crown Gaming to ensure all the legal and contractual obligations are met.

A summary of the key terms of the subconcession contract is as follows:

Development of Gaming Projects/Financial Obligations

The subconcession contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau government that as of the date of the confirmation, we had invested over MOP 4.0 billion (US$499.2 million) in our projects in Macau.

Payments

In addition to the consideration paid to Wynn Macau and the annual fixed and variable premium due to the Macau government, the Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capacity. The subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either:

•	a percentage of the gross revenues; or

•	the number and type of gaming devices operated.

In addition to special gaming taxes of 35% of gross gaming revenue, we are also required to contribute to the Macau government an amount equivalent to 1.6% of the gross revenue of our gaming business. Such contribution must be delivered to a public foundation designated by the Macau government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charitable activities. Furthermore, we are also obligated to contribute to Macau an amount equivalent to 2.4% of the gross revenue of the gaming business for urban development, tourism promotion and the social security of Macau. We are required to collect and pay, through withholding, statutory taxes on commissions or other remunerations paid to gaming promoters.

Termination Rights

The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate Melco Crown Gaming’s subconcession in the event of non-compliance by us with our basic obligations under the subconcession and applicable Macau laws. Termination of the subconcession contract may be enforced by agreement between Melco Crown Gaming and Wynn Macau, but is independent of Wynn Macau’s concession. A mutual agreement between the Macau government and Melco Crown Gaming can also result in termination of the subconcession. Neither Melco Crown Gaming nor Wynn Macau is granted explicit rights of veto, or of prior consultation. The Macau government has the exclusive right to unilaterally rescind the subconcession contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•

abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•

transfer of all or part of Melco Crown Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•

repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of Melco Crown Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of Melco Crown Gaming or the grant of a subconcession or entering into any agreement to the same effect; or

•

failure by a controlling shareholder in Melco Crown Gaming to dispose of its interest in Melco Crown Gaming, within 90 days from the date of the authorization given by the Macau government for such disposal, pursuant to written instructions received from the regulatory authority of a jurisdiction where the said shareholder is licensed to operate, which have had the effect that such controlling shareholder now wishes to dispose of the shares it owns in Melco Crown Gaming.

These events could lead to the termination of Melco Crown Gaming’s subconcession without compensation to us regardless of whether any such event occurred with respect to us or with respect to our designated subsidiaries which will operate our Macau project including Altira Developments, Altira Hotel and Melco Crown (COD) Developments. Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on termination of Melco Crown Gaming’s subconcession only that portion of casino premises within our developments as then designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. Until such amendments come into effect upon such termination, all of our casino premises and gaming equipment would revert automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default.

Ownership and Capitalization

Set out below are the key terms in relation to ownership and capitalization under the subconcession contract:

•	any person who directly acquires voting rights in Melco Crown Gaming will be subject to authorization from the Macau government;

•

Melco Crown Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly listed companies;

•

any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company);

•	the Macau government’s prior approval would be required for any recapitalization plan of Melco Crown Gaming; and

•	the Chief Executive of Macau could require the increase of Melco Crown Gaming’s share capital if he deemed it necessary.

Under the authorization for the transfer of obligations, the Macau government has imposed that the transfer of shares in any direct or indirect shareholders of Altira Hotel, Altira Developments and Melco Crown (COD) Developments is subject to authorization from the Macau government. However, such restriction must be interpreted so as to grant the Macau government a level of control over the transfer of shares of Altira Hotel, Altira Developments and Melco Crown (COD) Developments similar to the one that would apply to Melco Crown Gaming under the subconcession contract and applicable laws and regulations, as described above.

Redemption

Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession).

Others

In addition, the subconcession contract contains various general covenants and obligations and other provisions, with respect to which the determination as to compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective.

The subconcession contract provides for the following:

•

a special duty of cooperation which requires Melco Crown Gaming to make immediately available to the government any document, information or data which the government may consider necessary for its continuing monitoring of Melco Crown Gaming’s suitability;

•	a similar duty of cooperation applies to any document, information or data which the government may consider necessary for its continuing monitoring of Melco Crown Gaming’s financial capacity;

•

that, in the execution of its investment obligations, Melco Crown Gaming deploys qualified manpower and observes internationally accepted standards in construction and, in maintaining the properties that materialize the investment obligations, manages and keeps the properties in accordance with high international standards, promptly informs the government of any situations that may affect significantly the operation of the properties or of Melco Crown Gaming’s activities,

•	a special duty of cooperation which requires Melco Crown Gaming to make available to the government any data and information which the government may request with respect to its accounts;

•	a general duty of cooperation and, in this context, a requirement for Melco Crown Gaming to make available to the government any documents and information;

•

the obligation for Melco Crown Gaming to ensure the normal functioning of its casinos and require any parties performing work or providing services to Melco Crown Gaming to observe rules of good organization and functioning;

•	that Melco Crown Gaming may not engage in concerted practices with other gaming concessionaires or gaming managing companies that are likely to impede, restrict or disable fair competition.

For the relevant period of inquiry from September 8, 2006 until November 23, 2011, according to our Macau counsel and the confirmation obtained from DICJ dated November 23, 2011, Melco Crown Gaming had complied with all covenants and obligations as a gaming subconcessionaire in Macau.

Based on (i) the DICJ’s confirmation dated November 23, 2011, which confirmed full compliance by Melco Crown Gaming with all its obligations under the subconcession contract, all applicable gaming laws and regulations in force in Macau, and all laws and regulations related to AML and the prevention of financing of terrorism activities applicable and in force in Macau; (ii) due inquiry of Melco Crown Gaming’s AML legal and regulatory framework; (iii) examination of the agreements executed between Melco Crown Gaming and its seven largest gaming promoters which were selected to cover approximately 30% of the total gross gaming revenue of Melco Crown Gaming in 2010, as well as random sample of Melco Crown Gaming’s agreements with its remaining gaming promoters; and (iv) the non-existence of apparent investigations by the DICJ in relation to non-compliance by Melco Crown Gaming or any gaming promoter engaging in business activities with Melco Crown Gaming, we confirm, having obtained the advice of our Macau legal advisor, that Melco Crown Gaming is in compliance with its obligations as subconcessionnaire, which include compliance with AML legal and regulatory framework requirements and the relevant laws relating to Melco Crown Gaming’s business operations with its gaming promoters. We are of the view that the selection basis of the seven largest gaming promoters is reasonable and sufficient for the above purpose. In addition, Deloitte Touche Tohmatsu has assessed the control procedures on reporting the practice of criminal activities, including money laundering, by our gaming promoters and has concluded that nothing has come to its attention that caused it to believe that Melco Crown Gaming’s AML control procedures did not comply in all material respects with the applicable AML statutes and guidelines in Macau for the period from January 1, 2011 to May 31, 2011.

There are no renewal conditions imposed under the subconcession contract. However, the Macau government may impose new conditions for renewal. See “Risk Factors — Risks Relating to the Gaming Industry in Macau — Melco Crown Gaming’s subconcession contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands.

As of the date hereof, our authorized share capital consists of 7,300,000,000 ordinary shares, with a par value of US$0.01 each. On December 1, 2006, the issued 200 Class A shares, the issued 200 Class B shares and all unissued Class A shares and Class B shares were re-designated and re-classified as ordinary shares and an aggregate of 999,999,600 ordinary shares were issued to our shareholders pursuant to a capitalization issue. As of the date of this prospectus, there are 1,653,101,002 ordinary shares issued and outstanding.

Our amended and restated memorandum and articles of association were adopted pursuant to a shareholders’ resolution passed on October 6, 2011 and will become effective upon our listing on the HKSE. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Some of the ordinary shares are issued in registered form only and no share certificates were issued. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

Subject to the Companies Law, we in general meeting may declare dividends in any currency to be paid to the shareholders but no dividend shall be declared in excess of the amount recommended by our board.

Dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which our board determines is no longer needed. With the sanction of an ordinary resolution dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting. We shall only be required to disclose the voting figures on a poll if such disclosure is required by the listing rules of the HKSE.

A quorum required for a meeting of shareholders consists one or more of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than three-fourths of the votes cast attaching to the ordinary shares if the listing rules of the HKSE apply, or not less than two-thirds of the votes cast attaching to the ordinary shares if the listing rules of the HKSE do not apply. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us; or

•	a fee of such maximum as the HKSE may from time to time determine to the payable (or such lesser sum as the directors may from time to time require) is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as the directors may determine.

Prohibitions on the Receipt of Dividends, the Exercise of Voting or Other Rights or the Receipt of Other Remuneration

Our amended and restated memorandum and articles of association prohibit anyone who is an unsuitable person or an affiliate of an unsuitable person from:

•	receiving dividends or interest with regard to our shares;

•	exercising voting or other rights conferred by our shares; and

•	receiving any remuneration in any form from us or an affiliated company for services rendered or otherwise.

Such unsuitable person or its affiliate must sell all of the shares, or allow us to redeem or repurchase the shares on such terms and manner as the directors may determine and agree with the shareholders, within such period of time as specified by a Gaming Authority.

These prohibitions commence on the date that a gaming authority serves notice of a determination of unsuitability or our board determines that a person or its affiliate is unsuitable and continue until the securities are owned or controlled by persons found suitable by a gaming authority and/or our board to own them. An “unsuitable person” is any person who is determined by a gaming authority to be unsuitable to own or control any of our shares or who causes us or any affiliated company to lose or to be threatened with the loss of any gaming license, or who, in the sole discretion of our board, is deemed likely to jeopardize our or any of our affiliates’ application for, receipt of approval for right to the use of, or entitlement to, any gaming license.

“Gaming authorities” include all international, foreign, federal, state, local and other regulatory and licensing bodies and agencies with authority over gaming (the conduct of gaming and gambling activities, or the use of gaming devices, equipment and supplies in the operation of a casino or other enterprise). “Affiliated companies” are those companies indirectly affiliated or under common ownership or control with us, including without limitation, subsidiaries, holding companies and intermediary companies (as those terms are defined in gaming laws of applicable gaming jurisdictions) that are registered or licensed under applicable gaming laws. The amended and restated memorandum and articles of association define “ownership” or “control” to mean ownership of record, beneficial ownership as defined in Rule 13d-3 of the Securities and Exchange Commission or the power to direct and manage, by agreement, contract, agency or other manner, the management or policies of a person or the disposition of our capital stock.

Redemption of Securities Owned or Controlled by an Unsuitable Person or an Affiliate

Our amended and restated memorandum and articles of association provide that shares owned or controlled by an unsuitable person or an affiliate of an unsuitable person are redeemable by us, out of funds legally available for that redemption, by appropriate action of our board to the extent required by the gaming authorities making the determination of unsuitability or to the extent deemed necessary or advisable. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price. The redemption price will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or, if the gaming authority does not require a price to be paid, the sum deemed to be the fair value of the securities by our board. If determined by us, the price for the shares will not exceed the closing price per share of the shares on the principal national securities exchange on which the shares are then listed on the trading date on the day before the redemption notice is given. If the shares are not then listed, the redemption price will not exceed the closing sales price of the shares as quoted on an automated quotation system, or if the closing price is not then reported, the mean between the bid and asked prices, as quoted by any other generally recognized reporting system. Our right of redemption is not exclusive of any other rights that we may have or later acquire under any agreement, its bylaws or otherwise. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as we elect.

Our amended and restated memorandum and articles of association require any unsuitable person and any affiliate of an unsuitable person to indemnify us and our affiliated companies for any and all costs, including attorneys’ fees, incurred by us and our affiliated companies as a result of the unsuitable person’s or affiliates ownership or control or failure to promptly divest itself of any shares, securities of or interests in us.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied or abrogated either with the written consent of the holders of not less than two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Any branch register kept in Hong Kong shall during normal business hours (subject to such reasonable restrictions as our board may impose) be open to inspection by a shareholder without charge and any other person on payment of such fee not exceeding HK$2.50 (or such higher amount as may from time to time be permitted under the listing rules of the HKSE) as our board may determine for each inspection. In addition, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Accounts and Audit

No shareholder (other than a director) shall have any right to inspect any of our accounting record or book or document except as conferred by law or authorized by our board or our company in general meeting.

A copy of every balance sheet and profit and loss account (including every document required by law to be annexed thereto) which is to be laid before us at our general meeting, together with a printed copy of our board’s report and a copy of the auditors’ report, shall not less than twenty-one days before the date of the meeting and at the same time as the notice of annual general meeting be sent to every person entitled to receive notices of our general meetings under the provisions of the articles of association; however, subject to compliance with all applicable laws, We may send to such persons a summary financial statement derived from our annual accounts and our board’s report instead provided that any such person may by notice in writing served on our company, demand that we send to him, in addition to a summary financial statement, a complete printed copy of our annual financial statement and our board’s report thereon.

Auditors shall be appointed and the terms and tenure of such appointment and their duties at all times regulated in accordance with the provisions of the articles of association. The remuneration of the auditors shall be fixed by our company in general meeting or in such manner as the shareholders may determine.

Our financial statements shall be audited by the auditor in accordance with generally accepted auditing standards. The auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the auditor shall be submitted to the shareholders in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the auditor should disclose this fact and name such country or jurisdiction.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law provides that any two or more Cayman Islands companies limited by shares (other than segregated portfolio companies) may merge or consolidate in accordance with the Companies Law. The Companies Law also allows one or more Cayman Islands companies to merge or consolidate with one or more foreign companies (provided that the laws of the foreign jurisdiction permit such merger or consolidation).

To effect a merger or consolidation of one or more Cayman Islands companies, the board of directors of each constituent company must approve a written plan of merger or consolidation in accordance with the Companies Law. The plan must then be authorized by each constituent company by a special resolution of shareholders, and such other authorization, if any, as may be specified in such constituent company’s articles of association.

Where a Cayman Islands parent is merging with one or more of its Cayman Islands subsidiaries, a special resolution of the shareholders of each constituent company is not required if a copy of the plan of merger is given to every member of each subsidiary company to be merged, unless that member agrees otherwise.

To effect a merger or consolidation of one or more Cayman Islands companies with one or more foreign companies, in addition to the approval requirements applicable to the merger or consolidation of Cayman Islands companies (in relation to the Cayman Islands companies only), the merger or consolidation must also be effected in compliance with the constitutional documents of, and laws of the foreign jurisdiction applicable to, the foreign companies.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, required a special resolution, which was not obtained; and

•	those who control our company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the U.S. Securities Act and is therefore unenforceable as a matter of United States law.

The following table summarizes significant differences in shareholder rights between the provisions of the Companies Law of Cayman Islands applicable to our company and the Delaware General Corporation Law applicable to most companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

Delaware corporate law	Cayman Islands law

Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by stockholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The Cayman Companies Law provides that any two or more Cayman Islands companies limited by shares (other than segregated portfolio companies) may merge or consolidate in accordance with the Cayman Companies Law. The Cayman Companies Law also allows one or more Cayman Islands companies to merge or consolidate with one or more foreign companies (provided that the laws of the foreign jurisdiction permit such merger or consolidation).

To effect a merger or consolidation the directors of each constituent company must approve a written plan of merger or consolidation in accordance with the Cayman Companies Law. The plan must then be authorized by each constituent company by a shareholder resolution by a special resolution, and such other authorization, if any, as may be specified in each constituent company’s articles of association.

Where a parent is merging with one or more of its Cayman Islands subsidiaries, a special resolution of shareholders of each constituent company is not required if a copy of the plan of merger is given to every member of each subsidiary company to be merged, unless that member agrees otherwise.

Upon any such merger or consolidation, dissenting shareholders would have the right to receive fair value for their shares.

Delaware corporate law	Cayman Islands law

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, the company itself will normally be the proper plaintiff in actions against directors, and derivative actions may only be brought by a minority shareholder with the leave of the court. Based on English authorities, which would in all likelihood be of persuasive (but not technically binding) authority in the Cayman Islands, leave may be granted, for example, when:

• a company acts or proposes to act illegally or ultra vires and not capable for ratification by the majority;

• the act complained of, although not ultra vires, required a special resolution, which was not obtained;

• those who control the company are perpetrating a “fraud on the minority”; and

• the company has not complied with provisions requiring that the relevant act be approved by a special or extraordinary majority of the shareholders.

However, a company may be wound up by the court on the petition of a shareholder if the court is of the opinion that it is “just and equitable” that the company should be wound up.

In addition, a shareholder may bring a personal action in his own name and on his own behalf in respect of a wrong done to him as a shareholder by the company. For example, he may bring a personal action against the company for being prevented from exercising his voting rights or deprived of the benefit of a pre-emption clause.

Delaware corporate law	Cayman Islands law
Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director:

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime. Our articles of association permit indemnification of officers and directors for losses, damages, costs charges, liabilities, and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, wilful default or fraud of such directors or officers. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our articles of association.

•    for any breach of a director’s duty of loyalty to the corporation or its shareholders;

•    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•    statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•    for any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if:

• the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and
• the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•    by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•    by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•    by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

Delaware corporate law	Cayman Islands law

• by the stockholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•    the duty of care; and

•    the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation.

A director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company:

•    a duty to act bona fide in the best interests of the company,

•    a duty not to act illegally or beyond the scope of his powers; and

•    a duty not to put himself in a position where there is an actual or potential conflict between his personal interest and his duty to the company.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Delaware corporate law	Cayman Islands law

Shareholder action by written consent

A Delaware corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.	Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.	Our articles of association allow our shareholders holding not less than 10% of the paid up voting share capital of the company to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to hold a general meeting as our annual meeting in each year.

Cumulative voting

Under the Delaware General Corporate Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.	Cumulative voting is not prohibited under Cayman Islands law. However, our articles of association will not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under our articles of association, our directors can be removed by a resolution passed by simple a majority of our shareholders entitled to vote or vote in person or by proxy, cast at a general meeting, or the unanimous written resolution of all shareholders entitled to vote at a general meeting, or upon written notice by the shareholder who nominated such director any time.

Delaware corporate law	Cayman Islands law

Transactions with interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.	Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	Under the Companies Law of the Cayman Islands and our articles of association, our company may be wound up by the court or be wound up voluntarily by a special resolution except where the company is to be wound up voluntarily because it is unable to pay its debts as they full due, in which case the company may be wound up by an ordinary resolution of our shareholders entitled to vote in person or by proxy at a meeting or the unanimous written resolution of all shareholders.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides the otherwise.	Under our articles of association, if our share capital is divided into more than one class of shares, we may vary or abrogate the rights attached to any class only with the unanimous written consent of the holders of the issued shares of that class, or with the sanction of a resolution passed by at least two-thirds of the holders of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Delaware corporate law	Cayman Islands law

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides the otherwise.	As permitted by Cayman Islands law, our articles of association may only be amended by a special resolution passed by our shareholders entitled to vote and vote in person or by proxy at a meeting or the unanimous written resolution of all shareholders.

Inspection of Books and Records

Shareholders of a Delaware corporation have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Under the Companies Law of the Cayman Islands, holders of our shares will have no general right to inspect or obtain copies of our list of shareholders or our corporate records. However, our articles of association provide that we will provide our shareholders with audited financial statements at annual general meetings.

History of Securities Issuances

The following is a summary of our securities issuances since our inception.

In December 2004, one Class A share was issued by the operation of law on the registration of our Company to Elisa Gatti, as a subscriber, be regarded as being fully paid. On December 20, 2004, Elisa Gatti transferred the Class A share to Melco. In January 2005, Melco transferred its Class A share and we issued 99 additional shares in March 2005, to Melco Leisure, a wholly-owned subsidiary of Melco. In March 2005, we issued 100 Class B shares, all of which are outstanding, to PBL Asia Investments Ltd (now known as Crown Asia Investments), a company which is wholly-owned by Crown. In September 2006, we issued an additional 100 Class A shares and 100 Class B shares to Melco Leisure and Crown Asia Investments, respectively.

On December 1, 2006, the issued 200 Class A shares, the issued 200 Class B shares and all unissued Class A shares and Class B shares were re-designated and re-classified as ordinary shares and an aggregate of 999,999,600 ordinary shares were issued to our shareholders for no additional consideration.

On December 18, 2006, we issued 60,250,000 ADSs, representing 180,750,000 ordinary shares, in our initial public offering. In addition, our company issued 60,382 ADSs, representing 181,146 ordinary shares, to Melco’s shareholders as an assured entitlements distribution. In January 2007, the underwriters for our initial public offering exercised their over-allotment option to purchase 9,037,500 additional ADSs.

On November 6, 2007, we issued 37,500,000 ADSs, representing 112,500,000 ordinary shares, in our follow-on offering.

In connection with our company’s restricted shares granted under the 2006 Share Incentive Plan, 395,256 ordinary shares were vested and issued during the year ended December 31, 2007.

In connection with our company’s restricted shares granted under the 2006 Share Incentive Plan, 226,317 ordinary shares were vested and issued during the year ended December 31, 2008.

In connection with our company’s share options granted under the 2006 Share Incentive Plan, our company issued 385,180 ordinary shares to its depositary bank for issuance to employees upon their future exercise of vested share options during the year ended December 31, 2008. As of December 31, 2008, none of these ordinary shares have been issued to employees and the balance of 385,180 ordinary shares continue to be held by our company for future issuance.

On May 1, 2009, we issued 22,500,000 ADSs and 67,500,000 ordinary shares, representing a total of 135,000,000 ordinary shares, in our follow-on offering.

On August 18, 2009, we issued 42,718,445 ADSs, representing 128,155,335 ordinary shares, in our follow-on offering.

In connection with our company’s restricted shares granted under the 2006 Share Incentive Plan, 8,297,110 ordinary shares were vested and issued during the year ended December 31, 2009.

Our company issued 2,614,706 ordinary shares to its depositary bank for issuance to employees upon future vesting of restricted shares during the year ended December 31, 2009, and 2,528,319 of these ordinary shares have been issued to employees upon vesting of restricted shares during the year ended December 31, 2009. As of December 31, 2009, the balance of 471,567 ordinary shares continues to be held by our company for future issuance.

On May 17, 2010, MCE Finance issued US$600,000,000 aggregate principal amount of 10.25% Senior Notes due 2018.

In connection with our company’s restricted shares granted under the 2006 Share Incentive Plan, 1,254,920 ordinary shares were vested and issued during the year ended December 31, 2010.

Our company issued 8,785,641 ordinary shares to its depositary bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the year ended December 31, 2010, and 43,737 and 804,285 of these ordinary shares have been issued to employees upon vesting of restricted shares and exercise of share options, respectively, during the year ended December 31, 2010. As of December 31, 2010, the balance of 8,409,186 ordinary shares continue to be held by our company for future issuance.

On May 9, 2011, we issued RMB2.3 billion (US$353.3 million) aggregate principal amount of 3.75% bonds due 2013 and listed on the Official List of SGX-ST, and on May 20, 2011, we entered into the deposit-linked loan for HK$2.7 billion (US$353.3 million), which is secured by a deposit of RMB2.3 billion (US$353.3 million) principally funded by the net proceeds of the RMB Bonds.

In connection with our company’s restricted shares granted under the 2006 Share Incentive Plan, 310,575 ordinary shares were vested and issued during the six months ended June 30, 2011.

Our company issued 931,746 ordinary shares to its depositary bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the six months ended June 30, 2011 and 79,788 and 3,439,650 of the ordinary shares from its depositary bank have been issued to employees upon vesting of restricted shares and exercise of share options, respectively, during the six months ended June 30, 2011. As of June 30, 2011, the balance of 5,821,494 ordinary shares continue to be held by our company for future issuance.

Pursuant to the loan capitalization agreement dated November 18, 2011, between our company, Melco Leisure and Crown Asia Investments, the aggregate balance of outstanding shareholder loans from our controlling shareholders of approximately US$115.6 million were converted into a total of 40,211,930 ordinary shares on November 29, 2011.

Registration Rights

We entered into a registration rights agreement on December 11, 2006 with Melco and Crown pursuant to which we granted Melco and Crown customary registration rights, including demand registration rights, piggyback registration rights and Form F-3 registration rights.

We have entered into a registration rights agreement dated August 30, 2007, pursuant to which we have granted certain registration rights to holders of US$250 million exchangeable bonds due 2012 issued by Melco PBL SPV Limited (which is now known as Melco Crown SPV Limited). A registration statement on Form F-3 has been filed to satisfy our obligations under this registration rights agreement.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Deutsche Bank Trust Company Americas, as depositary, will issue the ADSs representing our ordinary shares. Each ADS will represent an ownership interest in three ordinary shares which we will deposit with the custodian under the deposit agreement among ourselves, the depositary and yourself as an ADS holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Your ADSs will be evidenced by what are known as American depositary receipts, or ADRs, in the same way a share is evidenced by a share certificate.

The following is a summary of the material provisions of the deposit agreement, as amended. For more complete information, you should read the entire deposit agreement, as amended, and the form of ADR. You can read a copy of the deposit agreement, as amended, which is on file with the SEC under cover of a registration statement on Form F-6 (File No. 333-139159). You may also obtain a copy of the deposit agreement, as amended, at the SEC’s public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, United States of America. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1 (202) 551 8090. Copies of the deposit agreement and the form of ADR are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, United States of America, and at the principal office of Deutsche Bank AG, Hong Kong Branch, as the custodian, currently located at 57/F International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong S.A.R., People’s Republic of China. Deutsche Bank Trust Company Americas’ principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America. The depositary will keep books at its corporate trust office for the registration of ADRs and transfers of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Holding the ADSs

How will I hold my ADSs?

ADSs shall be held electronically in book-entry form through The Depository Trust Company in your name or indirectly through your broker or other financial institution. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. This description assumes that you hold your ADSs directly solely for the purposes of summarizing the deposit agreement.

We will not treat an ADR holder as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. The deposit agreement among us, the depositary and you, as an ADS holder and the beneficiary owners of ADSs sets out ADR holder rights, representations and warranties as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

If you become a holder of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as a holder of ADSs and those of the depositary bank. As an ADS holder, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by Cayman Islands law, which may be different from the laws in the United States.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees, charges and expenses and any taxes withheld, duties or other governmental charges. You will receive these distributions in proportion to the number of shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares or any proceeds from the sale of any shares, rights, securities or other entitlements into U.S. dollars, if it can do so in its judgment on a practicable basis and can transfer the U.S. dollars to the United States. If that is not practicable or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is practicable to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution

•

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent permissible by law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•

Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in ordinary shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•

Rights to Receive Additional Shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary, after consultation with us and having received timely notice of such distribution by us, has discretion to determine how these rights become available to you as a holder of ADSs. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make the rights available to you, or it could decide that it is only legal or reasonably practical to make the rights available to some but not all holders of the ADSs. The depositary may decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or reasonably practical to make the rights available to you or to sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for a failure in determining whether or not it is legal or reasonably practical to distribute the rights. The depositary is liable for damages, however, if it acts with gross negligence or bad faith, in accordance with the provisions of the deposit agreement.

If the depositary makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges the rights require you to pay.

U.S. securities laws or laws of the Cayman Islands may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after an exercise of rights. For example, you may not be able to trade the new ADSs freely in the United States. In this case, the depositary may issue the new ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

•

Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you any other distribution else we distribute on deposited securities by any means it deems practical in proportion to the number of ADSs held by you, upon receipt of applicable fees and charges of, and expenses incurred by, the depositary and net of any taxes and other governmental charges withheld. If it cannot make the distribution in that way, or has not received a timely request for distribution from us, the depositary has a choice. It may decide to sell by public or private sale, net of fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges, what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to dispose of such property in any way it deems reasonably practicable for nominal or no consideration. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the U.S. Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal, impractical or infeasible for us or the depositary to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares with the custodian. Shares deposited in the future with the custodian must be accompanied by documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares, including those being deposited by or on behalf of our company in connection with this offering to which this prospectus relates, for the account of the depositary. You thus have no direct ownership interest in the shares and only have the rights that are set out in the deposit agreement. The custodian also will hold any additional securities, property and cash received on, or in substitution for, the deposited shares. The deposited shares and any such additional items are all referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of, and expenses incurred by, the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs through instructions provided to your broker. Upon payment of its fees and charges of, and expenses incurred by, it and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its principal New York office or any other location that it may designate as its transfer office, if feasible.

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time subject only to:

•	temporary delays caused by closing our or the depositary’s transfer books or the deposit of our ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities.

U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the deposit agreement.

Transfer

Are there any restrictions on the right to transfer ADSs?

The deposit agreement contains restrictions on the depositing of shares into the ADR facility if they are restricted securities. The deposit agreement also provides that to be transferred the ADRs will need to be properly endorsed but are otherwise transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the state of New York but that it may be necessary for signatures to be guaranteed and if any stamp duty or transfer tax is required on any instrument of transfer, or there are any applicable fees and charges of the depositary, these must be paid, before the depositary will execute a new ADR or ADRs to or upon the order of the transferee. Transfers must also be in compliance with any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs and such reasonable regulations as the depositary may establish consistent with the provisions of the deposit agreement and applicable law. Further, transfers of ADRs may be refused during any period when the transfer books of the depositary are closed or if any such action is deemed necessary or advisable by the depositary or us from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or shares are listed, as provided in the deposit agreement.

Redemption

Whenever we decide to redeem any of the shares on deposit with the custodian in accordance with our memorandum and articles of association, we will notify the depositary as soon as practicable prior to the intended date of redemption which notice will set forth the particulars of the proposed redemption.

Upon receipt of (1) such notice and (2) satisfactory documentation given by us to the depositary, the depositary will mail to each holder subject to the redemption a notice setting forth our intention to exercise our redemption rights as well as any other particulars set forth in our notice to the depositary.

The depositary will instruct the custodian to present us the shares on deposit with the custodian in respect of which redemption rights are being exercised against payment of the applicable redemption price as set forth in our memorandum and articles of association.

Upon receipt of confirmation from the custodian that the redemption has taken place and that funds representing the redemption price have been received, the holders of ADSs representing the shares subject to redemption will be required to return their ADSs to the depositary and the depositary will convert, transfer, and distribute the proceeds (net of applicable (1) fees and charges of, and the expenses incurred by, the depositary and (2) taxes), retire ADSs and cancel ADRs upon delivery of such ADSs.

The redemption price per ADS will be the per share amount received by the depositary upon the redemption of the shares represented by ADSs (subject to the terms of the deposit agreement on conversion of foreign currency and the applicable fees and charges of, and expenses incurred by, the depositary, and taxes) multiplied by the number of the shares represented by each ADS redeemed.

You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be redeemed will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Transmission of Notices to Shareholders

We will promptly transmit to the depositary those communications that we make generally available to our shareholders together with annual and other reports prepared in accordance with applicable requirements of U.S. securities laws in English. If those communications were not originally in English, we will translate them. Upon our request, and at our expense, subject to the distribution of any such communications being lawful and not in contravention of any regulatory restrictions or requirements if so distributed and made available to holders, the depositary will arrange for the timely mailing of copies of such communications to all ADS holders and will make a copy of such communications available for inspection at the depositary’s corporate trust office, the office of the custodian or any other designated transfer office of the depositary.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares underlying your ADSs. You could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently in advance to withdraw the ordinary shares. The voting rights of holders of ordinary shares are described in “Description of Share Capital — Ordinary Shares — Voting Rights.”

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you, if you hold the ADSs on a date specified by the depositary, may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. For your instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, as far as practical, subject to any applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any shares where no instructions have been received. Furthermore, under the deposit agreement, if we do not timely procure the demand for a vote by poll with respect to any given resolution, and no other relevant party has made such a demand, the depositary shall refrain from voting and any voting instructions received from any ADS holders shall lapse.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and if your ordinary shares are not voted as you requested, you may have no recourse.

Fees and Expenses

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of up to $2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of up to US$0.02 per ADS for the operation and maintenance costs in administering the facility. Notice will be given to you by the depositary stating that the fees will be amended and will become effective 30 days after the date of the notice. Any person depositing shares will be charged a new fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a new fee, not in excess of $5.00 per 100 ADSs, for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee not in excess of US$5.00 per ADS for the operation and maintenance costs in administering the facility. You or persons depositing shares also may be charged the following expenses:

•

Taxes and other governmental charges incurred by the depositary or the custodian on any ADR or share underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	Cable, telex and facsimile transmission and delivery charges;

•

Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•

Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

Deutsche Bank Trust Company Americas, as depositary, has agreed with us to reimburse us for a portion of certain expenses incurred in connection with this offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs.

Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary by the brokers receiving the newly issued ADSs from the depositary and by the brokers delivering the ADSs to the depositary for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights, etc), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects the fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADRs. The custodian may refuse to deposit shares and the depositary may refuse to issue ADSs, deliver ADRs, register the transfer, split-up or combination of ADRs, or allow you to withdraw the deposited securities underlying your ADSs until such payment is made including any applicable interest and penalty thereon. We, the custodian or the depositary may withhold or deduct the amount of taxes owed from any distributions to you or may sell deposited securities, by public or private sale, to pay any taxes and any applicable interest and penalties owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take actions that affect the deposited securities, including any change in par value, split-up, cancellation, consolidation or other reclassification of deposited securities to the extent permitted by any applicable law; any distribution on the shares that is not distributed to you; and any recapitalization, reorganization, merger, consolidation, liquidation or sale of our assets affecting us or to which we are a party, then the cash, shares or other securities received by the depositary will become deposited securities and ADRs will, be subject to the deposit agreement and any applicable law, evidence the right to receive such additional deposited securities, and the depositary may choose to:

•	distribute additional ADRs;

•	call for surrender of outstanding ADRs to be exchanged for new ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•

sell any securities or property received at public or private sale on an averaged or other practicable basis without regard to any distinctions among holders and distribute the net proceeds as cash; or

•	treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason deemed necessary or desirable. You will be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges, except for taxes, governmental charges, delivery expenses or expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or which otherwise materially prejudices any substantial existing right of holders or beneficial owners of ADSs. If an ADS holder continues to hold ADSs after being so notified of these changes, that ADS holder is deemed to agree to that amendment and be bound by the ADRs and the agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How may the deposit agreement be terminated?

At any time, we may instruct the depositary to terminate the deposit agreement, in which case the depositary will give notice to you at least 30 days prior to termination. The depositary may also terminate the agreement if it has told us that it would like to resign or we have removed the depositary and we have not appointed a new depositary bank 60 days; in such instances, the depositary will give notice to you at least 30 days prior to termination. After termination, the depositary’s only responsibility will be to deliver deposited securities to ADS holders who surrender their ADSs upon payment of any fees, charges, taxes or other governmental charges, and to hold or sell distributions received on deposited securities. After the expiration of one year from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, uninvested and without liability for interest, for the pro rata benefit of ADS holders who have not yet surrendered their ADSs. After selling the deposited securities, the depositary has no obligations except to account for those net proceeds and other cash. Upon termination of the deposit agreement, we will be discharged from all obligations except for our obligations to the depositary.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our and the depositary’s obligations and liability.

We and the depositary, including its agents:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•

are not liable if either of us is prevented or delayed in performing any obligation by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or stock exchange of any applicable jurisdiction, any present or future provision of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities, any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•

are not liable if either of us exercises or fails to exercise the discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or our memorandum and articles of association;

•

disclaim any liability for any action/inaction on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for the inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but is not made available to holders of ADSs;

•	have no obligation to become involved in a lawsuit or other proceeding related to any deposited securities or the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and

•	disclaim any liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or for any tax consequences that may result from ownership of ADSs, shares or deposited securities and for any indirect, special, punitive or consequential damage.

We have agreed to indemnify the depositary under certain circumstances. The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interests in ADSs

We may from time to time request you and other holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which you and other holders and beneficial owners own or owned ADSs;

•	the identity of any other persons then or previously interested in those ADSs; and

•	the nature of that interest.

You and other holders and beneficial owners will be subject to the provisions of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time, or Securities and Futures Ordinance, and any other legislation or regulations of Hong Kong from time to time in effect regarding the disclosure of interests in shares. For this purpose, “interest” has the meaning provided in the Securities and Futures Ordinance. Under the Securities and Futures Ordinance, you may have a duty to notify us and the HKSE if you become aware that your interest in ordinary shares, including your interest in ordinary shares represented by ADSs, equals or exceeds 5% of long positions in our issued share capital. You are also further required to notify us and the HKSE of certain changes in your interest in the shares, or if you cease to have such interest or acquired more of our issued share capital. Under the Securities and Futures Ordinance, we have certain rights and duties to make inquiries of persons whom we know or have reasonable cause to believe to be interested in our ordinary shares in order to establish if such persons have interests in our ordinary shares, including any persons with interest in ordinary shares represented by ADSs or any deemed or attributable interests specified in the Securities and Futures Ordinance (including but not limited to equity derivatives) or persons holding a short position ordinary shares or ADSs. In the event that any person to whom we have made such inquiries fails to respond, or provides false information in response, such person may be subject to sanctions and criminal penalties.

The depositary has agreed that it will use reasonable efforts to comply with our written instructions requesting that it forward any such requests for information relating to your interests to you. By holding an ADS or an interest in an ADS, you will be agreeing to comply with these requests.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary also may suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs is closed or if we or the depositary decide any such action is necessary or advisable.

Deutsche Bank Trust Company Americas will keep books for the registration and transfer of ADRs at its offices. You may reasonably inspect such books, except if you have a purpose other than our business or a matter related to the deposit agreement or the ADRs.

Pre-Release of ADSs

Subject to the provisions of the deposit agreement, the depositary may issue ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•

each pre-release transaction will be accompanied by or subject to a written agreement whereby the person to whom the pre-release is being made must represent that it or its customer owns the ordinary shares to be deposited, assign all beneficial right, title and interest in such shares to the depositary for the benefit of the holders of ADSs, indicate the depositary as owner of such shares in its records, not take any action with respect to such shares that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares other than in satisfaction of such pre-release) and unconditionally guarantee to deliver such shares or ADSs to the depositary or the custodian as the case may be;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to close out the pre-release on not more than five business days’ notice; and

•	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time as it deems appropriate, including (i) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (ii) where otherwise required by market conditions.

The Depositary

Who is the depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005, United States of America and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York NY 10005, United States of America. The depositary operates under the laws and jurisdiction of the State of New York.

TAXATION

The following discussion of the material Cayman Islands, Macau, Hong Kong and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers, our Cayman Islands counsel. To the extent that the discussion relates to matters of Macau tax law, it represents the opinion of Manuela António — Lawyers and Notaries, our Macau counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, and subject to the qualifications herein, and to matters of Hong Kong tax law, it represents the opinion of Shearman & Sterling, our United States and Hong Kong counsel.

Cayman Islands Taxation

There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to our company will be received free of all Cayman Islands taxes. Our company is registered as an “exempted company” pursuant to the Companies Law (as amended). Our company has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of twenty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under our company, or to the shareholders thereof, in respect of any such property or income.

Macau Taxation

Neither our ADSs nor our ordinary shares are expected to be subject to tax in Macau.

United States Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences of the ownership and disposition of the ADSs or ordinary shares as of the date hereof. The discussion set forth below is applicable to you only if you are a U.S. Holder (as defined below) who will hold ADSs or ordinary shares as capital assets. As used herein, the term “U.S. Holder” means a beneficial owner of an ADS or ordinary share that is:

•	an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not address special classes of holders of ADSs or ordinary shares, including:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding an ADS or ordinary share as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for its securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock, directly, indirectly or constructively; or

•	a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences applicable to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Dividends

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds the paying corporation’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, and the balance in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we have not maintained and do not plan to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution on the ADSs or ordinary shares will be treated as a dividend. Such income will be includable in your gross income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations for dividends received from other U.S. corporations.

Non-corporate U.S. investors (including individuals) that receive dividends from a “qualified foreign corporation” in taxable years beginning before January 1, 2013 may be eligible for reduced rates of taxation on such dividends provided certain holding period requirements are met. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Although the ADSs are listed on Nasdaq, which is an established securities market in the United States, the shares listed on the HKSE are not listed on an established securities market in the United States. Accordingly, while dividends paid on the ADSs should qualify for the reduced rates of taxation it is unclear whether any dividends paid on ordinary shares listed on the HKSE would be eligible for the reduced rates of taxation. In addition, in order to be treated as a qualified foreign corporation, a non-U.S. corporation must neither be a PFIC nor be treated as such with respect to a U.S. shareholder for the taxable year in which the dividend was paid and the preceding taxable year. You should consult your tax advisors regarding the availability of the lower rate for any dividends paid with respect to the ADSs or ordinary shares.

The amount of any dividend paid in Hong Kong dollars will equal the U.S. dollar value of the Hong Kong dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Hong Kong dollars are converted into U.S. dollars on that date. If the Hong Kong dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the Hong Kong dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Hong Kong dollars generally will be treated as U.S. source ordinary income or loss.

Dividends will be treated as foreign source income, and will be “passive category income,” or, in the case of certain U.S. Holders, “general category income” for foreign tax credit purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange or Other Taxable Disposition

Subject to the discussion under “Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share in an amount equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your adjusted tax basis in an ADS or ordinary share will be its U.S. dollar cost. Such gain or loss will generally be capital gain or loss. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you should be treated as U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company

A non-U.S. corporation generally will be a PFIC for a taxable year if either (i) 75% or more of its gross income for such taxable year is passive income or (ii) 50% or more of the value (determined based on a quarterly average) of its assets is attributable to assets that produce, or are held for the production of, passive income, including cash. “Passive income” includes dividends, interest, and rents and royalties (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person).

For purposes of these tests, if a non-U.S. corporation owns, directly or indirectly, 25% or more (by value) of the outstanding shares of another corporation, the non-U.S. corporation will be treated as if it (i) holds a proportionate share of the assets of such other corporation and (ii) receives directly a proportionate share of the income of such other corporation.

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not currently expect to be a PFIC for the taxable year ending December 31, 2011. The determination of whether we are or will be a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules and generally cannot be made until the close of the taxable year in question. In addition, the determination of whether or not we are a PFIC will depend on the nature and composition of our income and assets, including goodwill, throughout a taxable year and will be based, in part, on the market price of our ADSs or ordinary shares which may fluctuate. Accordingly, we can provide no assurances that we are not, and will not become, a PFIC for any taxable year during which you hold shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

You will be required to file U.S. Internal Revenue Service Form 8621 (or any other form specified by the U.S. Department of the Treasury) if you hold our ADSs or ordinary shares in any year in which we are a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our subsidiaries is also a PFIC, you generally would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, in certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. It is intended that the ordinary shares will be listed on the HKSE, which should be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election. No assurance can be given either the ADSs or that the ordinary shares will be “regularly traded” for purposes of the mark-to-market election. The ADSs are listed on the Nasdaq, which should be treated as a qualified exchange under applicable treasury regulations for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net unreversed gains previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the U.S. Internal Revenue Service consents to the revocation of the election. A mark-to-market election would not be available with respect to any of our subsidiaries that are PFICs that you would be deemed to own. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you should assume that a “qualified electing fund” election will not be available because we do not expect to provide you with the information required to permit you to make this election.

You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Information Reporting and Backup Withholding

Information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

In addition, certain U.S. Holders that hold certain foreign financial assets (which may include ADSs or ordinary shares) are required to report information relating to such assets, subject to exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). You are urged to consult your tax advisors regarding the effect, if any, of this reporting requirement on your ownership and disposition of our ADSs or ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL DISCUSSION. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE ADSs OR ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

PLAN OF DISTRIBUTION

We or any selling shareholder may sell our ordinary shares, represented by ADSs, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In connection with our listing by introduction on the HKSE, except for (i) the shares issued in connection with the conversion of our shareholder loans, (ii) as provided under a securities lending agreement or a sale and repurchase agreement entered into by Melco and Crown and (iii) exchange of exchangeable bonds of the SPV into ADSs, our controlling shareholders are subject to a lock-up from November 23, 2011 till the end of a six-month period from the date of our listing by introduction in respect of these shares. Upon release of the lock-up, all of the shares beneficially held by Melco and Crown are available for sale, subject to restrictions under Rule 144 under the U.S. Securities Act and restrictions under our shareholder’s deed.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We may solicit offers to purchase the securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase securities from the public on our or their behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the U.S. Securities Act.

From time to time, we may sell securities to one or more dealers as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the U.S. Securities Act, may then resell those securities to the public.

We may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell securities to underwriters, we will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include information about any underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against civil liabilities, including liabilities under the U.S. Securities Act, or to contribution with respect to payments which they may be required to make.

In connection with an offering, the underwriters, including any affiliate of ours that is acting as an underwriter or prospective underwriter, may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. These transactions may include overalloting the offering, creating a syndicate short position, and engaging in stabilizing transactions and purchases to cover positions created by short sales. Overallotment involves sales of the securities in excess of the principal amount or number of the securities to be purchased by the underwriters in the applicable offering, which creates a short position for the underwriters. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities in connection with an offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount it received because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, our company and our subsidiaries.

In addition, we expect to offer securities to or through our affiliates, as underwriters, dealers or agents. Our affiliates may also offer the securities in other markets through one or more selling agents, including one another.

If so indicated in an applicable prospectus supplement, we will authorize dealers or other persons acting as our agent to solicit offers by some institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

Unless otherwise indicated in an applicable prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City.

LEGAL MATTERS

We are being represented by Shearman & Sterling with respect to legal matters of United States federal securities, New York State law and Hong Kong law. Certain legal matters in connection with this offering will be passed upon for the underwriters by a law firm named in the applicable prospectus supplement. The validity of the ordinary shares and the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to Macau law will be passed upon for us by Manuela António — Lawyers and Notaries and for the underwriters by a law firm named in the applicable prospectus supplement. Shearman & Sterling may rely upon Walkers with respect to matters governed by Cayman Islands law and Manuela António — Lawyers and Notaries with respect to matters governed by Macau law.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008, included in this prospectus and the related financial statement schedule included in this prospectus and the effectiveness of our company’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their reports, which are included in this prospectus. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Copies of reports and other information, when so filed, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet website at www.sec.gov that contains reports, information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

We will furnish to Deutsche Bank Trust Company Americas, as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

The following documents filed with the SEC are incorporated in this prospectus by reference:

(1)	Our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33178) which we filed with the SEC on April 1, 2010;

(2)	The description of the securities contained in our registration statement on Form 8-A filed on December 4, 2006 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description; and

(3)	Our report on Form 6-K furnished to the SEC on November 29, 2011.

We also incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference in this prospectus after the date hereof and prior to the completion of an offering of securities under this prospectus.

In addition, all reports and other documents filed or submitted by our company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of an offering pursuant to this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing or submission of such reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the information that has been or may be incorporated by reference into this prospectus other than exhibits which are not specifically incorporated by reference into those documents. In all cases, you should rely on the later information over different information included in this prospectus. Requests for such copies should be directed to:

Melco Crown Entertainment Limited

36th Floor, The Centrium

60 Wyndham Street

Central, Hong Kong

Attn: Company Secretary

Telephone number: (852) 2598 3600

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Page

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2010 and 2009	F-4

Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008	F-5

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	F-7

Notes to Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008	F-9

Schedule 1 — Melco Crown Entertainment Limited Condensed Financial Statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008	F-53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statements included in Schedule 1 as of and for the year ended December 31, 2010 of the Company and our report dated April 1, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2010, 2009 and 2008. Our audits also included the related financial statements included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2010, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such related financial statements included in Schedule 1, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 1, 2011

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$441,923	$212,598
Restricted cash	167,286	236,119
Accounts receivable, net (Note 3)	259,521	262,176
Amounts due from affiliated companies (Note 19(a))	1,528	1
Income tax receivable	198	—
Inventories	14,990	9,425
Prepaid expenses and other current assets	15,026	16,877

Total current assets	900,472	737,196

PROPERTY AND EQUIPMENT, NET (Note 4)	2,671,895	2,786,646
GAMING SUBCONCESSION, NET (Note 5)	656,742	713,979
INTANGIBLE ASSETS, NET (Note 6)	4,220	4,220
GOODWILL (Note 6)	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS (Note 7)	95,629	52,365
DEFERRED TAX ASSETS (Note 14)	25	—
DEFERRED FINANCING COSTS	45,387	38,948
LAND USE RIGHTS, NET (Note 8)	428,155	447,576

TOTAL	$4,884,440	$4,862,845

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,880	$8,719
Accrued expenses and other current liabilities (Note 9)	462,084	460,243
Income tax payable	934	768
Current portion of long-term debt (Note 10)	202,997	44,504
Amounts due to affiliated companies (Note 19(b))	673	7,384
Amounts due to shareholders (Note 19(c))	36	25

Total current liabilities	675,604	521,643

LONG-TERM DEBT (Note 10)	1,521,251	1,638,703
OTHER LONG-TERM LIABILITIES (Note 11)	6,496	20,619
DEFERRED TAX LIABILITIES (Note 14)	18,010	17,757
LOANS FROM SHAREHOLDERS (Note 19(c))	115,647	115,647
LAND USE RIGHT PAYABLE (Note 18(a))	24,241	39,432
COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized - 2,500,000,000 shares as of December 31, 2010 and 2009 and issued - 1,605,658,111 and 1,595,617,550 shares as of December 31, 2010 and 2009 (Note 13))	16,056	15,956
Treasury shares, at US$0.01 par value per share (8,409,186 and 471,567 shares as of December 31, 2010 and 2009 (Note 13))	(84)	(5)
Additional paid-in capital	3,095,730	3,088,768
Accumulated other comprehensive losses	(11,345)	(29,034)
Accumulated losses	(577,166)	(566,641)

Total shareholders’ equity	2,523,191	2,509,044

TOTAL	$4,884,440	$4,862,845

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010	2009	2008
OPERATING REVENUES
Casino	$2,550,542	$1,304,634	$1,405,932
Rooms	83,718	41,215	17,084
Food and beverage	56,679	28,180	16,107
Entertainment, retail and others	32,679	11,877	5,396

Gross revenues	2,723,618	1,385,906	1,444,519
Less: promotional allowances	(81,642)	(53,033)	(28,385)

Net revenues	2,641,976	1,332,873	1,416,134

OPERATING COSTS AND EXPENSES
Casino	(1,949,024)	(1,130,302)	(1,159,930)
Rooms	(16,132)	(6,357)	(1,342)
Food and beverage	(32,898)	(16,853)	(12,745)
Entertainment, retail and others	(19,776)	(4,004)	(1,240)
General and administrative	(199,830)	(130,986)	(90,707)
Pre-opening costs	(18,648)	(91,882)	(21,821)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(19,522)	(18,395)	(18,269)
Depreciation and amortization	(236,306)	(141,864)	(51,379)
Property charges and others	(91)	(7,040)	(290)

Total operating costs and expenses	(2,549,464)	(1,604,920)	(1,414,960)

OPERATING INCOME (LOSS)	92,512	(272,047)	1,174

NON-OPERATING EXPENSES
Interest income	404	498	8,215
Interest expenses, net of capitalized interest	(93,357)	(31,824)	—
Amortization of deferred financing costs	(14,302)	(5,974)	(765)
Loan commitment fees	3,811	(2,253)	(14,965)
Foreign exchange gain, net	3,563	491	1,436
Other income, net	1,074	2,516	972
Costs associated with debt modification	(3,310)	—	—

Total non-operating expenses	(102,117)	(36,546)	(5,107)

LOSS BEFORE INCOME TAX	(9,605)	(308,593)	(3,933)
INCOME TAX (EXPENSE) CREDIT (Note 14)	(920)	132	1,470

NET LOSS	$(10,525)	$(308,461)	$(2,463)

LOSS PER SHARE:
Basic	$(0.007)	$(0.210)	$(0.002)

Diluted	$(0.007)	$(0.210)	$(0.002)

WEIGHTED AVERAGE SHARES USED IN LOSS PER SHARE CALCULATION:
Basic	1,595,552,022	1,465,974,019	1,320,946,942

Diluted	1,595,552,022	1,465,974,019	1,320,946,942

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Total Shareholders’ Equity	Comprehensive (Loss) Income

	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2008	1,320,938,902	$13,209	—	$—	$2,682,125	$(11,076)	$(255,717)	$2,428,541
Net loss for the year	—	—	—	—	—	—	(2,463)	(2,463)	$(2,463)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(24,609)	—	(24,609)	(24,609)
Reversal of over-accrued offering expenses	—	—	—	—	117	—	—	117
Share-based compensation (Note 15)	—	—	—	—	7,018	—	—	7,018
Shares issued upon restricted shares vested (Note 13)	226,317	3	—	—	(3)	—	—	—
Shares issued for future exercise of share options (Note 13)	385,180	4	(385,180)	(4)	—	—	—	—

BALANCE AT DECEMBER 31, 2008	1,321,550,399	13,216	(385,180)	(4)	2,689,257	(35,685)	(258,180)	2,408,604	$(27,072)

Net loss for the year	—	—	—	—	—	—	(308,461)	(308,461)	$(308,461)
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)	(11)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,662	—	6,662	6,662
Share-based compensation (Note 15)	—	—	—	—	11,807	—	—	11,807
Shares issued, net of offering expenses (Note 13)	263,155,335	2,631	—	—	380,898	—	—	383,529
Shares issued upon restricted shares vested (Note 13)	8,297,110	83	—	—	6,831	—	—	6,914
Shares issued for future vesting of restricted shares (Note 13)	2,614,706	26	(2,614,706)	(26)	—	—	—	—
Issuance of shares for restricted shares vested (Note 13)	—	—	2,528,319	25	(25)	—	—	—

BALANCE AT DECEMBER 31, 2009	1,595,617,550	15,956	(471,567)	(5)	3,088,768	(29,034)	(566,641)	2,509,044	$(301,810)

Net loss for the year	—	—	—	—	—	—	(10,525)	(10,525)	$(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	32	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	17,657	17,657
Share-based compensation (Note 15)	—	—	—	—	6,045	—	—	6,045
Shares issued upon restricted shares vested (Note 13)	1,254,920	12	—	—	(12)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 13)	8,785,641	88	(8,785,641)	(88)	—	—	—	—
Issuance of shares for restricted shares vested (Note 13)	—	—	43,737	1	(1)	—	—	—
Exercise of share options (Note 13)	—	—	804,285	8	930	—	—	938

BALANCE AT DECEMBER 31, 2010	1,605,658,111	$16,056	(8,409,186)	$(84)	$3,095,730	$(11,345)	$(577,166)	$2,523,191	$7,164

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(10,525)	$(308,461)	$(2,463)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	313,065	217,496	126,885
Amortization of deferred financing costs	14,302	5,974	765
Amortization of discount on senior notes payable	417	—	—
Impairment loss recognized on property and equipment	—	3,137	17
Loss (gain) on disposal of property and equipment	176	640	(328)
Allowance for doubtful debts	33,182	16,757	5,378
Written off deferred financing costs on modification of debt	1,992	—	—
Share-based compensation	6,043	11,385	6,855
Changes in operating assets and liabilities:
Accounts receivable	(45,795)	(209,025)	(29,065)
Amounts due from affiliated companies	(1,527)	649	89
Inventories	(5,565)	(6,081)	(917)
Prepaid expenses and other current assets	1,914	(4,107)	(1,272)
Long-term prepayment, deposits and other assets	180	(1,712)	1,219
Deferred tax assets	(25)	28	(28)
Accounts payable	64	6,225	(3,670)
Accrued expenses and other current liabilities	94,190	158,332	(110,245)
Income tax payable	(34)	(1,186)	394
Amounts due to affiliated companies	(689)	(1,220)	(3,461)
Amounts due to shareholders	11	25	—
Other long-term liabilities	326	321	784
Deferred tax liabilities	253	(1,434)	(2,095)

Net cash provided by (used in) operating activities	401,955	(112,257)	(11,158)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(197,385)	(937,074)	(1,053,992)
Deposits for acquisition of property and equipment	(5,224)	(2,712)	(34,699)
Payment for entertainment production costs	(27,116)	(21,735)	(16,127)
Changes in restricted cash	69,137	(168,142)	231,006
Payment for land use right	(29,802)	(30,559)	(42,090)
Proceeds from sale of property and equipment	80	3,730	2,300
Refund of deposit for acquisition of land interest	—	12,853	—

Net cash used in investing activities	(190,310)	(1,143,639)	(913,602)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(22,944)	(870)	(7,641)
Loans from shareholders	—	—	(181)
Proceeds from issue of share capital	—	383,529	—
Proceeds from long-term debt	592,026	270,691	912,307
Principal payments on long-term debt	(551,402)	—	—

Net cash provided by financing activities	17,680	653,350	904,485

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	229,325	(602,546)	(20,275)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	212,598	815,144	835,419

CASH AND CASH EQUIVALENTS AT END OF YEAR	$441,923	$212,598	$815,144

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2010	2009	2008
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(85,183)	$(27,978)	$(181)
Cash paid for tax (net of refunds)	$(726)	$(2,457)	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$16,885	$91,648	$246,998
Land use right cost funded through accrued expenses and other current liabilities	$80	$22,462	$—
Costs of property and equipment funded through amounts due to affiliated companies	$—	$4,427	$1,562
Disposal of property and equipment through amount due from an affiliated company	$—	$—	$(2,788)
Deferred financing costs funded through accounts payable and accrued expenses and other current liabilities	$240	$—	$1,427
Provision of bonus funded through restricted shares issued and vested	$—	$6,914	$—

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (“the Company” together with its subsidiaries, “MCE”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in December 2006. MCE is a developer, owner and, through its subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. MCE currently owns and operates City of Dreams - an integrated resort development which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) - a casino and hotel resort which opened in May 2007, and Mocha Clubs - a non-casino-based operations of electronic gaming machines which has been in operation since September 2003. MCE’s American depository shares (“ADS”) are traded on the Nasdaq Global Select Market under the symbol “MPEL”. The Company changed its name from Melco PBL Entertainment (Macau) Limited to Melco Crown Entertainment Limited pursuant to shareholders’ resolutions passed on May 27, 2008.

As of December 31, 2010 and 2009, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and Crown Limited (“Crown”), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Publishing and Broadcasting Limited (“PBL”) on December 12, 2007. PBL, an Australian-listed corporation, is now known as Consolidated Media Holdings Limited.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value Measurements

Fair values are measured in accordance with the accounting standards for fair value measurements. These accounting standards define fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Fair Value Measurements - continued

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies, accounts payable, accrued expenses and other current liabilities, amounts due to shareholders, loans from shareholders, land use right payable, interest rate swap agreements and debt instruments approximate their fair values, except for the Company’s $600,000 10.25% senior notes, due 2018 (the “Senior Notes”) as disclosed in Note 10 to the consolidated financial statements which estimated fair value is based on quoted market price.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

Restricted cash consists of cash deposited into bank accounts and restricted for repayments of the Company’s senior secured credit facility (the “City of Dreams Project Facility”) and payments of City of Dreams project costs in accordance with the City of Dreams Project Facility as disclosed in Note 10 to the consolidated financial statements.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness including its gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by the Company to the respective customer and for which the Company intends to set-off when required. As of December 31, 2010 and 2009, a substantial portion of the Company’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Company’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2010 and 2009, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(h)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Gains or losses on dispositions of property and equipment are included in operating income (loss). Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Buildings	7 to 25 years or over the term of the land use right agreement, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Plant and gaming machinery	3 to 5 years
Leasehold improvements	10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized.

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Company’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on loans from shareholders, City of Dreams Project Facility, interest rate swap agreements and the Senior Notes. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially complete or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted-average interest rate of the Company’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $105,180, $82,310 and $49,629, of which $11,823, $50,486 and $49,629 were capitalized for the years ended December 31, 2010, 2009 and 2008, respectively. Additionally, deferred financing costs of nil, $4,414 and $7,262 were capitalized for the years ended December 31, 2010, 2009 and 2008, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown Gaming, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k)	Goodwill and Intangible Assets, Net

Goodwill represents the excess of acquisition costs over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests in certain circumstances that indicate the carrying value of the goodwill may not be recoverable, and written down when impaired.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks.

(l)	Impairment of Long-Lived Assets (Other Than Goodwill)

The Company evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2010, 2009 and 2008, impairment losses amounting to nil, $282 and $17, respectively, were recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments. During the year ended December 31, 2009, an impairment loss amounting to $2,855 was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement. These impairment losses were included in “Property Charges and Others” line item in the consolidated statements of operations.

(m)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $14,302, $10,388 and $8,027 were amortized during the years ended December 31, 2010, 2009 and 2008, respectively, of which a portion was capitalized as mentioned in Note 2(i) to the consolidated financial statements.

(n)	Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue Recognition and Promotional Allowances

The Company recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Taipa Square Casino and Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given the Company operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, the Company is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel business, it is the principal and the transactions of the hotel are therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2010, 2009 and 2008, is primarily included in casino expenses as follows:

	Year Ended December 31,
	2010	2009	2008
Rooms	$10,395	$6,778	$4,240
Food and beverage	27,870	17,296	9,955
Entertainment, retail and others	5,545	3,448	—

	$43,810	$27,522	$14,195

(p)	Point-loyalty Programs

The Company operates different loyalty programs in certain of its properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services. The

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Point-loyalty Programs - continued

Company accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the redemption value, age and history with expiration of unused points results in a reduction of the accruals.

(q)	Gaming Tax

The Company is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are an assessment on the Company’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $1,362,007, $737,485 and $767,544 for the years ended December 31, 2010, 2009 and 2008, respectively.

(r)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Company incurred pre-opening costs in connection with City of Dreams prior to its opening in June 2009 and continues to incur such costs related to remaining portion of City of Dreams project and other one-off activities related to the marketing of new facilities and operations.

(s)	Advertising Expenses

The Company expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $45,267, $29,018 and $5,283 for the years ended December 31, 2010, 2009 and 2008, respectively.

(t)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the U.S. dollars and, Hong Kong dollars or the Macau Patacas, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive (loss) income.

(u)	Share-based Compensation Expenses

The Company issued restricted shares and share options under its share incentive plan during the years ended December 31, 2010, 2009 and 2008.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Share-based Compensation Expenses - continued

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

Further information on the Company’s share-based compensation arrangements is included in Note 15 to the consolidated financial statements.

(v)	Income Tax

The Company is subject to income taxes in Hong Kong, Macau, the United States of America and other jurisdictions where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes which the Company adopted on January 1, 2007. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(w)	Loss Per Share

Basic loss per share is calculated by dividing the net loss available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing the net loss available to ordinary shareholders by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Loss Per Share - continued

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted loss per share consisted of the following:

	Year Ended December 31,
	2010	2009	2008
Weighted-average number of ordinary shares outstanding used in the calculation of basic loss per share	1,595,552,022	1,465,974,019	1,320,946,942
Incremental weighted-average number of ordinary shares from assumed exercised of restricted shares and share options using the treasury stock method	—	—	—

Weighted-average number of ordinary shares outstanding used in the calculation of diluted loss per share	1,595,552,022	1,465,974,019	1,320,946,942

During the years ended December 31, 2010, 2009 and 2008, the Company had securities which would potentially dilute basic loss per share in the future, but which were excluded from the computation of diluted loss per share as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options which result in an incremental weighted-average number of 9,377,509, 13,931,088 and 3,897,756 ordinary shares from the assumed conversion of these restricted shares and share options using the treasury stock method for the years ended December 31, 2010, 2009 and 2008, respectively.

(x)	Accounting for Derivative Instruments and Hedging Activities

The Company uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to hedge its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the City of Dreams Project Facility. The Company accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields.

Further information on the Company’s outstanding financial instrument arrangements as of December 31, 2010 is included in Note 11 to the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Accumulated Other Comprehensive Losses

Accumulated other comprehensive losses represent foreign currency translation adjustment and changes in the fair value of interest rate swap agreements. As of December 31, 2010 and 2009, the Company’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2010	2009
Foreign currency translation adjustment	$(924)	$(956)
Changes in the fair value of interest rate swap agreements	(10,421)	(28,078)

	$(11,345)	$(29,034)

(z)	Reclassifications

The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current year presentation.

(aa)	Recent Changes in Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting standards regarding new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. Those accounting standards also clarify existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value and are effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The adoption of these new accounting standards did not and is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In April 2010, the FASB issued ASU 2010-16, Entertainment - Casinos (Topic 924); Accruals for Casino Jackpot Liabilities. This ASU clarifies that an entity should not accrue a casino jackpot liability (or portions thereof) before the jackpot is won if the entity can avoid paying that jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. ASU 2010-16 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company adopted the ASU as of January 1, 2011. The adoption of these new accounting standards is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A), modifies Step 1 of the goodwill impairment test under FASB Accounting Standards Codification (“ASC”) Topic 350, Intangibles - Goodwill and Other, for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in FASB ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. On adoption of this ASU, goodwill impairment that results from this requirement to perform Step 2 of the goodwill impairment test would be recognized as cumulative effect adjustment to beginning retained earnings in the period of adoption. The ASU is effective for fiscal year, and interim periods within those years, beginning after December 15, 2010 for a public entity. The Company adopted the ASU as of January 1, 2011. The Company has one reporting unit with goodwill - Mocha Clubs. As the carrying amount of that reporting unit is greater than zero, adoption of this ASU will not have a material impact for the Company.

3.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2010	2009
Components of accounts receivable, net are as follows:
Casino	$293,976	$283,265
Hotel	4,438	2,457
Other	2,597	681

Sub-total	$301,011	$286,403
Less: allowance for doubtful debts	(41,490)	(24,227)

	$259,521	$262,176

During the years ended December 31, 2010 and 2009, the Company has provided allowance for doubtful debts of $32,241 and $16,114 and has written off accounts receivables of $941 and $643, respectively.

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2009
Cost
Buildings	$2,439,425	$2,219,127
Furniture, fixtures and equipment	381,231	307,305
Plant and gaming machinery	131,104	114,983
Leasehold improvements	147,530	97,188
Motor vehicles	4,309	3,375

Sub-total	$3,103,599	$2,741,978
Less: accumulated depreciation	(481,040)	(249,780)

Sub-total	$2,622,559	$2,492,198
Construction in progress	49,336	294,448

Property and equipment, net	$2,671,895	$2,786,646

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

4.	PROPERTY AND EQUIPMENT, NET - continued

As of December 31, 2010 and 2009, construction in progress in relation to the City of Dreams project primarily included interest paid or payable on loans from shareholders, City of Dreams Project Facility and interest rate swap agreements, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred). As of December 31, 2010 and 2009, total cost capitalized for construction in progress amounted to $7,820 and $35,713, respectively, for the City of Dreams project.

5.	GAMING SUBCONCESSION, NET

	December 31,
	2010	2009
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(243,258)	(186,021)

Gaming subconcession, net	$656,742	$713,979

The deemed cost was determined based on the estimated fair value of the gaming subconcession. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Company expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2011 through 2021, and approximately $27,135 in 2022.

6.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. The Company has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets and concluded that there was no impairment.

To assess potential impairment of goodwill, the Company performs an assessment of the carrying value of the reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Company estimates the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates, long-term growth rates and appropriate market comparables.

Trademarks of Mocha Clubs are tested for impairment using the relief-from-royalty method. Under this method, the Company estimates the fair value of the intangible assets through internal and external valuations, mainly based on the after-tax cash flow associated with the revenue related to the royalty. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, appropriate royalty rates, appropriate discount rates, and long-term growth rates.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS

Long-term prepayment, deposits and other assets consisted of the following:

	December 31,
	2010	2009
Entertainment production costs	$68,483	$42,573
Less: accumulated amortization	(2,283)	—

Entertainment production costs, net	$66,200	$42,573
Deposit and other	12,085	9,792
Long-term receivables, net	17,344	—

Long-term prepayment, deposits and other assets	$95,629	$52,365

Entertainment production costs represent the amount incurred and capitalized for the entertainment show in City of Dreams, which commenced performance in September 2010. The Company expects that amortization of entertainment production costs will be approximately $6,848 each year from 2011 through 2019, and approximately $4,568 in 2020.

Long-term receivables, net includes an allowance for doubtful debts of $14,978 as of December 31, 2010, with $9,978 and $5,000 raised during the years ended December 31, 2010 and 2009, respectively.

8.	LAND USE RIGHTS, NET

Land use rights consisted of the following:

	December 31,
	2010	2009
Altira Macau	$141,543	$141,543
City of Dreams	376,122	376,021

	$517,665	$517,564
Less: accumulated amortization	(89,510)	(69,988)

Land use rights, net	$428,155	$447,576

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry date of the leases of the land use rights of the Altira Macau and City of Dreams projects were March 2031 and August 2033, respectively.

In November 2009, the Company’s subsidiaries, Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”) and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau government and recognized additional land premium of $32,118 payable to the Macau government for the increased developable gross floor area of Cotai Land in Macau, where the City of Dreams site located. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional premium to the Macau government. The land grant amendment process was completed on September 15, 2010.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2010	2009
Construction costs payable	$14,218	$80,668
Customer deposits and ticket sales	50,143	45,852
Outstanding gaming chips and tokens	131,158	136,774
Other gaming related accruals	15,065	21,216
Gaming tax accruals	137,299	67,376
Land use right payable	15,191	29,781
Operating expense accruals	90,867	67,232
Interest rate swap liabilities	8,143	11,344

	$462,084	$460,243

10.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2010	2009
City of Dreams Project Facility	$1,131,805	$1,683,207
$600,000 10.25% senior notes, due 2018	592,443	—

	$1,724,248	$1,683,207
Current portion of long-term debt	(202,997)	(44,504)

	$1,521,251	$1,638,703

City of Dreams Project Facility

On September 5, 2007, Melco Crown Gaming (the “Borrower”) entered into the City of Dreams Project Facility with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consists of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility matures on September 5, 2014 and is subject to quarterly amortization payments (the “Scheduled Amortization Payments”) commencing on December 5, 2010. The Revolving Credit Facility matures on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility and has no interim amortization payment. In addition to the Scheduled Amortization Payments, the Borrower is also subject to quarterly mandatory prepayments (the “Mandatory Prepayments”) in respect of the following amounts within certain subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) including but not limited to: (i) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group; (ii) the net proceeds of any asset sales; (iii) net termination proceeds paid under the Borrower’s subconcession and certain contracts or agreements; (iv) certain net proceeds or liquidated damages paid; (v) insurance proceeds net of expenses to obtain such proceeds; and (vi) excess cash as defined under a leverage test.

Drawdowns on the Term Loan Facility are, subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement, including registration of the land concession and execution of construction contracts, compliance with affirmative, negative and financial covenants and the provision of

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

City of Dreams Project Facility - continued

certificates from technical consultants. The Revolving Credit Facility will be made available on a fully revolving basis from the date upon which the Term Loan Facility has been fully drawn, to the date that is one month prior to the Revolving Credit Facility’s final maturity date. As of December 31, 2010, the Term Loan Facility was fully drawn down and the availability period for this facility has expired.

The indebtedness under the City of Dreams Project Facility is guaranteed by the Borrowing Group. Security for the City of Dreams Project Facility includes a first-priority mortgage over all land where Altira Macau and the City of Dreams are located which are held by the subsidiaries of the Company, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the Borrowing Group; equipment and tools used in the gaming business by the Borrowing Group; as well as other customary security.

The City of Dreams Project Facility agreement contains certain affirmative and negative covenants customary for such financings, including, but not limited to, limitations on incurring additional liens, incurring additional indebtedness, (including guarantees), making certain investments, paying dividends and other restricted payments, creating any subsidiaries and selling assets. The City of Dreams Project Facility also requires the Borrowing Group to comply with certain financial covenants, including, but not limited to, a consolidated leverage ratio, a consolidated interest cover ratio and a consolidated cash cover ratio.

In addition, there are provisions that limit or prohibit certain payment of dividends and other distributions by the Borrowing Group to the Company. As of December 31, 2010 and 2009, the net assets of the Borrowing Group of approximately $1,553,000 and $1,543,000 were restricted from being distributed under the terms of the City of Dreams Project Facility, respectively.

In May 2010, the Borrower entered into an amendment agreement to the City of Dreams Project Facility (the “Amendment Agreement”). The Amendment Agreement, among other things, (i) amends the date of the first covenant test date to December 31, 2010; (ii) provides additional flexibility to the financial covenants; (iii) removes the obligation but retains the right to enter into any new interest rate or foreign currency swaps or other hedging arrangements; and (iv) restricts the use of the net proceeds received from the issuance of the Senior Notes to repayment of certain amounts outstanding under the City of Dreams Project Facility, including prepaying the Term Loan Facility in an amount of $293,714 and the Revolving Credit Facility in an amount of $150,352, with the remaining net proceeds in an amount of $133,000 deposited in a bank account that is restricted for use to pay future Scheduled Amortization Payments commencing December 2010 as well as providing for a permanent reduction of the Revolving Credit Facility of $100,000.

In addition to the prepayment of the Term Loan Facility and Revolving Credit Facility in May 2010 as mentioned in the preceding paragraph, the Borrower further repaid $35,693 and prepaid $71,643 of the Term Loan Facility in December 2010 according to the Scheduled Amortization Payments and the Mandatory Prepayments, respectively.

Borrowings under the City of Dreams Project Facility bear interest at the London Interbank Offered Rate (“LIBOR”) or Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate is reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provides for further

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

City of Dreams Project Facility - continued

reductions in the margin if the Borrowing Group satisfies certain prescribed leverage ratio tests upon completion of the City of Dreams project. As of December 31, 2010, the interest rate is reduced to LIBOR or HIBOR plus a margin of 2.50% per annum.

The balance of $250,000 short-term deposits which were placed by the Borrower in May and September 2009 to replace the letters of credit previously provided to support the contingent equity commitment by the major shareholders of MCE, Melco and Crown, were to be released upon the final completion for the City of Dreams project (or earlier subject to lender determination that the full amount is not required to meet remaining costs) and compliance with other release conditions under the City of Dreams Project Facility. As of December 31, 2010, the balance of $22,758 remained in the bank account that was restricted to meet the remaining City of Dreams project costs under disbursement terms.

The Borrower has not drawn down further on the Term Loan Facility and Revolving Credit Facility during the year ended December 31, 2010. During the year ended December 31, 2009, the Borrower drew down a total of $70,951, which includes $12,685 and HK$453,312,004 (equivalent to $58,266) on the Term Loan Facility and a total of $199,740, which includes $32,469 and HK$1,301,364,572 (equivalent to $167,271), on the Revolving Credit Facility, respectively.

The Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. During the year ended December 31, 2010, the Borrower recognized loan commitment fees with credit amount of $3,811, which include a commitment fee of $814 and a reversal of accrual not required of $4,625. Loan commitment fees amounted to $2,253 and $14,965 during the years ended December 31, 2009 and 2008, respectively.

As of December 31, 2010 and 2009, total outstanding borrowings relating to the City of Dreams Project Facility was $1,131,805 and $1,683,207, respectively. Management believes the Company is in compliance with all covenants as of December 31, 2010 and 2009. As of December 31, 2010, approximately $100,488 of the City of Dreams Project Facility remains available for future drawdown.

$600,000 10.25% senior notes, due 2018

On May 17, 2010, MCE Finance Limited (formerly known as MPEL Holdings Limited, Melco PBL Holdings Limited and MPBL Limited) (“MCE Finance”), a subsidiary of MCE, issued and listed the Senior Notes on the Official List of the Singapore Exchange Securities Trading Limited. The purchase price paid by the initial purchasers was 98.671% of the principal amount. The Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The Senior Notes are effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. MCE and one of its subsidiaries, MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance, including Melco Crown Gaming (together with the Senior Guarantors, the “Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior subordinated secured basis. The Senior Notes mature on May 15, 2018. Interest on the Senior Notes is accrued at a rate of 10.25% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2010.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

$600,000 10.25% senior notes, due 2018 - continued

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. MCE used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that is restricted for use to pay future City of Dreams Project Facility amortization payments commencing December 2010. The Senior Notes have been reflected net of discount under long-term debt in the consolidated balance sheet as of December 31, 2010.

At any time after May 15, 2014, MCE Finance may redeem some or all of the Senior Notes at the redemption prices set forth in the prospectus plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. Prior to May 15, 2014, MCE Finance may redeem all or part of the Senior Notes at the redemption price set forth in the prospectus plus the applicable “make-whole” premium described in the prospectus plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. Prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the Senior Notes with the net cash proceeds from one or more certain equity offerings at the redemption price set forth in the prospectus, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. In addition, subject to certain exceptions and as more fully described in the prospectus, MCE Finance may redeem the Senior Notes in whole, but not in part, at a price equal to 100% of their principal amount plus accrued interest and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or any Guarantor would become obligated to pay certain additional amounts as a result of certain changes in withholding tax laws or certain other circumstances. MCE Finance may also redeem the Senior Notes if the gaming authority of any jurisdiction in which MCE, MCE Finance or any of their respective subsidiaries conducts or proposed to conduct gaming requires holders or beneficial owners of the Senior Notes to be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or become licensed or qualified or is found unsuitable.

The indenture governing the Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other things, (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2010, MCE Finance was in compliance with each of the financial restrictions and requirements.

MCE Finance has entered into a registration rights agreement whereby MCE Finance has registered the notes to be issued in an exchange offer for the Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

Total interest on long-term debt included amortization of discount in connection with issuance of Senior Notes of $417, interest incurred on Senior Notes of $38,438 for the year ended December 31, 2010, and interest incurred on City of Dreams Project Facility of $39,157, $50,824 and $40,178, for the years ended December 31, 2010, 2009 and 2008, respectively, of which $11,823, $37,374 and $40,178 were capitalized as discussed in Note 2(i) to the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

During the years ended December 31, 2010 and 2009, the Company’s average borrowing rates were approximately 6.71% and 5.73% per annum, respectively.

Scheduled maturities of the Company’s long-term debt as of December 31, 2010 including the accretion of debt discounts of approximately $7,557 are as follows:

Year ending December 31,
2011	$202,997
2012	294,383
2013	289,540
2014	344,885
Thereafter	600,000

$1,731,805

11.	OTHER LONG-TERM LIABILITIES

	December 31,
	2010	2009
Interest rate swap liabilities	$2,278	$16,727
Deferred rent liabilities	4,037	3,613
Other deposits received	181	279

	$6,496	$20,619

In connection with the signing of the City of Dreams Project Facility in September 2007 as disclosed in Note 10 to the consolidated financial statements, Melco Crown Gaming entered into floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. In addition to the eight interest rate swap agreements entered in 2007 that expired in 2010, Melco Crown Gaming entered into six and another three interest rate swap agreements in 2008 and 2009 that expire in 2011 and 2012, respectively. Under the interest rate swap agreements, Melco Crown Gaming pays a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each on the payment date. As of December 31, 2010 and 2009, the notional amounts of the outstanding interest rate swap agreements amounted to $492,265 and $842,127, respectively.

These interest rate swap agreements were and are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on consolidated statements of operations from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments were recorded as assets or liabilities on the Company’s consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses is recognized in earnings.

As of December 31, 2010 and 2009, the fair values of interest rate swap agreements were recorded as interest rate swap liabilities, of which $8,143 and $11,344 were included in accrued expenses and other current liabilities and $2,278 and $16,727 were included in other long-term liabilities, respectively. The

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	OTHER LONG-TERM LIABILITIES - continued

Company estimates that over the next twelve months, $9,752 (2009: $23,855) of the net unrealized losses on the interest rate swaps will be reclassified from accumulated other comprehensive losses into interest expenses.

12.	FAIR VALUE MEASUREMENTS

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies and shareholders, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these instruments. The carrying values of City of Dreams Project Facility, loans from shareholders and land use right payable approximate their fair values as they carry market interest rates. The estimated fair value of the Senior Notes, based on quoted market price, was approximately $693,750 as of December 31, 2010. As of December 31, 2010 and 2009, the Company did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The Company’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. The following fair value hierarchy table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Quoted Prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Interest rate swap liabilities

December 31, 2010	$—	$10,421	$—	$10,421

December 31, 2009	$—	$28,071	$—	$28,071

The fair value of these interest rate swap agreements approximates the amount the Company would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements are considered a level 2 item in the fair value hierarchy.

13.	CAPITAL STRUCTURE

On May 1, 2009, the Company issued 67,500,000 ordinary shares and 22,500,000 ADSs, representing a total of 135,000,000 ordinary shares, to the public in a follow-on offering with net proceeds after deducting the offering expenses amounted to $174,417.

On May 19, 2009, the Company approved the resolution to increase the authorized share capital from 1.5 billion ordinary shares of a nominal or par value of USD0.01 each to 2.5 billion ordinary shares of a nominal or par value of USD0.01 each.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	CAPITAL STRUCTURE - continued

On August 18, 2009, the Company issued an additional 42,718,445 ADSs, representing 128,155,335 ordinary shares, to the public in a further follow-on offering with net proceeds after deducting the offering expenses which amounted to $209,112.

In connection with the Company’s restricted shares granted as disclosed in Note 15 to the consolidated financial statements, 1,254,920, 8,297,110 and 226,317 ordinary shares were vested and issued during the years ended December 31, 2010, 2009 and 2008, respectively.

The Company issued 8,785,641 and 2,614,706 ordinary shares to its depository bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010, 43,737 (2009: 2,528,319) and 804,285 (2009: nil) of these ordinary shares have been issued to employees upon vesting of restricted shares and exercise of share options, respectively, and the balance of 8,409,186 (2009: 471,567) ordinary shares continue to be held by the Company for future issuance.

As of December 31, 2010 and 2009, the Company had 1,597,248,925 and 1,595,145,983 ordinary shares issued and outstanding, respectively.

14.	INCOME TAX EXPENSE (CREDIT)

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively during the years ended December 31, 2010, 2009 and 2008.

Pursuant to the approval notices issued by Macau government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax for income generated from gaming operations for five years commencing from 2007 to 2011.

The Macau government has granted to a subsidiary of the Company, Altira Hotel Limited, the declaration of utility purpose benefit in 2007, pursuant to which, for a period of 12 years, it is entitled to a property tax holiday on any immovable property that it owns or has been granted. Under such tax holiday, it will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax. The Macau government has also granted to Altira Hotel Limited a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which it is entitled to a vehicle tax holiday provided there is no change in use or disposal of those vehicles within 5 years from the date of purchase.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAX EXPENSE (CREDIT) - continued

The provision for income tax consisted of:

	Year Ended December 31,
	2010	2009	2008
Income tax provision for current year:
Macau Complementary Tax	$165	$190	$—
Hong Kong Profits Tax	473	731	892
Profits tax in other jurisdictions	65	—	—

Sub-total	$703	$921	$892

(Over) under provision of income tax in prior years:
Macau Complementary Tax	$(18)	$2	$—
Hong Kong Profits Tax	(1)	351	(239)
Profits tax in other jurisdictions	8	—	—

Sub-total	$(11)	$353	$(239)

Deferred tax charge (credit):
Macau Complementary Tax	$166	$(1,537)	$(2,038)
Hong Kong Profits Tax	58	131	(85)
Profits tax in other jurisdictions	4	—	—

Sub-total	$228	$(1,406)	$(2,123)

Total income tax expense (credit)	$920	$(132)	$(1,470)

A reconciliation of the income tax expense (credit) to loss before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2010	2009	2008
Loss before income tax	$(9,605)	$(308,593)	$(3,933)
Macau Complementary Tax rate	12%	12%	12%
Income tax credit at Macau Complementary Tax rate	(1,153)	(37,031)	(472)
Effect of different tax rates of subsidiaries operating in other jurisdictions	169	235	126
(Over) under provision in prior years	(11)	353	(239)
Effect of income for which no income tax expense is payable	(258)	(633)	(1,102)
Effect of expense for which no income tax benefit is receivable	7,868	2,978	779
Effect of tax holiday granted by Macau government	(28,069)	—	(8,855)
Losses that cannot be carried forward	—	15,639	—
Change in valuation allowance	22,374	18,327	8,293

	$920	$(132)	$(1,470)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% (2009 and 2008: 12%) and 16.5% (2009 and 2008: 16.5%) on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively during the relevant years, if applicable. Profits tax in other jurisdictions for the year

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAX EXPENSE (CREDIT) - continued

ended December 31, 2010 was provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for the profits tax in other jurisdictions for the years ended December 31, 2009 and 2008 was made as the representative offices and branches incurred tax losses where they operate. No provision for income tax in the United States of America for the years ended December 31, 2010, 2009 and 2008 was provided as the subsidiaries incurred tax losses.

Melco Crown Gaming has been granted with a tax holiday from Macau Complementary Tax on casino gaming profits by the Macau government in 2007. In February 2011, Melco Crown Gaming applied for an additional 5-year exemption from Macau Complementary Tax on casino gaming profits. Melco Crown Gaming reported net loss during the year ended December 31, 2009 which had no impact to the basic and diluted loss per share of the Company. During the years ended December 31, 2010 and 2008, Melco Crown Gaming reported net income and had the Company been required to pay such taxes, the Company’s consolidated net loss for the years ended December 31, 2010 and 2008 would have been increased by $28,069 and $8,855, respectively, and basic and diluted loss per share would have reported additional loss of $0.018 and $0.007 per share, respectively. The Company’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its concession agreement.

The negative effective tax rate for the year ended December 31, 2010 was 9.6% and the positive effective tax rates for the years ended December 31, 2009 and 2008 were 0.04% and 37.4%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the years ended December 31, 2010, 2009 and 2008, the impact of a net loss of Melco Crown Gaming during the year ended December 31, 2009 and the effect of tax holiday granted by the Macau government as described in the preceding paragraph during the years ended December 31, 2010 and 2008.

The deferred income tax assets and liabilities as of December 31, 2010 and 2009, consisted of the following:

	December 31,
	2010	2009
Deferred income tax assets
Net operating loss carryforwards	$47,183	$33,085

Valuation allowance
Current	(6,968)	(7,311)
Long-term	(40,190)	(25,774)

Sub-total	$(47,158)	$(33,085)

Total net deferred income tax assets	$25	$—

Deferred income tax liabilities
Land use rights	$(16,209)	$(17,149)
Intangible assets	(505)	(505)
Unrealized capital allowance	(1,296)	(103)

Net deferred income tax liabilities	$(18,010)	$(17,757)

As of December 31, 2010 and 2009, valuation allowance of $47,158 and $33,085 were provided respectively, as management does not believe that it is more likely than not that these deferred tax assets

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAX EXPENSE (CREDIT) - continued

will be realized. As of December 31, 2010, adjusted operating tax loss carry forwards, amounting to $58,064, $148,469 and $186,451 will expire in 2011, 2012 and 2013, respectively. Operating tax loss carry forwards of $60,923 has expired during the year ended December 31, 2010.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

An evaluation of the tax position for recognition was conducted by the Company by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Company concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2010 and 2009, there was no interest and penalties related to uncertain tax positions being recognized in the consolidated financial statements. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The positions of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America and other jurisdictions until the statue of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau, Hong Kong and the United States of America are 5 years, 6 years and 3 years, respectively.

15.	SHARE-BASED COMPENSATION

The Company has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of its business. Under the share incentive plan, the Company may grant either options to purchase the Company’s ordinary shares or restricted shares. The plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of the Company’s ordinary shares. If the Company grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of its share capital, the exercise price cannot be less than 110% of the fair market value of its ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The Board of Directors of the Company has approved the removal of the maximum award amount of 50,000,000 shares over the first five years. The removal of such maximum limit for the first five years was approved by the shareholders of the Company at the general meeting held in May 2009. As of December 31, 2010 and 2009, 63,347,487 shares and 62,964,552 shares out of 100,000,000 shares remain available for the grant of stock options or restricted shares respectively.

The Company granted ordinary share options to certain personnel during the years ended December 31, 2010, 2009 and 2008 with exercise price determined at the closing price of the date of grant. These ordinary share options became exercisable over different vesting periods ranging from immediately vested on date of grant to four years with different vesting scale. The ordinary share options granted expire 10 years after the date of grant, except for options granted in the exchange program, described below, which have a range of 7.7 to 8.3 years life.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

During the year ended December 31, 2009, the Board of Directors of the Company approved a proposal to allow for a one-time stock option exchange program, designed to provide eligible employees an opportunity to exchange certain outstanding underwater stock options for a lesser amount of new stock options to be granted with lower exercise prices. Stock options eligible for exchange were those that were granted on or prior to April 11, 2008 under the Company’s share incentive plan in 2006. A total of approximately 5.4 million eligible stock options were tendered by employees, representing 94% of the total stock options eligible for exchange. The Company granted an aggregate of approximately 3.6 million new stock options in exchange for the eligible stock options surrendered. The exercise price of the new stock options was $1.43, which was the closing price of the Company’s ordinary share on the grant date. No incremental stock option expense was recognized for the exchange because the fair value of the new options, using Black-Scholes valuation model, was approximately equal to the fair value of the surrendered options they replaced. The significant assumptions used to determine the fair value of the new options includes expected dividend of nil, expected stock price volatility of 87.29%, risk-free interest rate of 2.11% and expected average life of 5.6 years.

During the year ended December 31, 2009, the Company settled bonus provision related to the year ended December 31, 2008 to employees with approximately 6.4 million restricted shares granted and vested on the same date in 2009. The total fair value of those restricted shares amounted to $6,914 and approximated the bonus balance accrued as of December 31, 2008 in the consolidated balance sheet.

The Company has also granted restricted shares to certain personnel during the years ended December 31, 2010, 2009 and 2008. These restricted shares have a vesting period ranging from immediately vested on date of grant to four years. The grant date fair value is determined with reference to the market closing price at date of grant.

The Company uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option was estimated at the date of grant using the following weighted-average assumptions (excludes options granted in the stock option exchange program):

	December 31,
	2010	2009	2008
Expected dividend yield	—	—	—
Expected stock price volatility	79.24%	74.60%	57.65%
Risk-free interest rate	1.78%	1.45%	1.67%
Expected average life of options (years)	5.5	5.5	4.7

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

Share Options

A summary of share options activity under the share incentive plan as of December 31, 2010 and 2009, and changes during the years ended December 31, 2010, 2009 and 2008 are presented below:

	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	3,716,876	$5.02
Granted	20,558,343	$1.83
Exercised	—	—
Forfeited	(2,003,178)	$4.34
Expired	(1,795)	$5.06

Outstanding at December 31, 2008	22,270,246	$2.14
Granted	4,792,536	$1.07
Granted under option exchange program	3,612,327	$1.43
Exercised	—	—
Forfeited	(2,809,419)	$1.93
Expired	(104,738)	$4.58
Cancelled under option exchange program	(5,418,554)	$4.39

Outstanding at December 31, 2009	22,342,398	$1.26
Granted	4,266,174	$1.17
Exercised	(804,285)	$1.17
Forfeited	(5,169,216)	$1.27
Expired	(181,578)	$4.48

Outstanding at December 31, 2010	20,453,493	$1.22	7.20	$20,016

Exercisable at December 31, 2010	7,950,311	$1.23	5.81	$8,060

A summary of share options vested and expected to vest at December 31, 2010 are presented below:

	Vested
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01- $5.06) (Note)	7,950,311	$1.23	5.81	$8,060

Note: 8,571,224 share options vested and 181,578 vested share options expired during the year ended December 31, 2010.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

Share Options - continued

	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01—$5.06)	12,503,182	$1.21	8.08	$11,956

The weighted-average fair value of share options granted (excludes options granted in the stock option exchange program) during the years ended December 31, 2010, 2009 and 2008 were $0.84, $0.67 and $0.80, respectively. 804,285 share options were exercised and proceeds amounted to $938 were recognized during the year ended December 31, 2010. The total intrinsic value of share options exercised for the year ended December 31, 2010 was $767. No share options were exercised during the years ended December 31, 2009 and 2008 and therefore no cash proceeds were recognized.

As of December 31, 2010, there was $6,988 unrecognized compensation costs related to unvested share options. The costs are expected to be recognized over a weighted-average period of 2.25 years.

Restricted Shares

A summary of the status of the share incentive plan’s restricted shares as of December 31, 2010, and changes during the years ended December 31, 2010, 2009 and 2008 are presented below:

	Number of Restricted Shares	Weighted- Average Grant Date Fair Value
Unvested at January 1, 2008	2,006,444	$6.33
Granted	6,529,844	1.30
Vested	(226,317)	6.33
Forfeited	(771,895)	5.88

Unvested at December 31, 2008 and January 1, 2009	7,538,076	$2.02
Granted	7,071,741	1.09
Vested	(10,825,445)	1.61
Forfeited	(538,341)	1.61

Unvested at December 31, 2009 and January 1, 2010	3,246,031	$1.41
Granted	1,463,151	1.38
Vested	(1,298,657)	1.67
Forfeited	(761,466)	1.27

Unvested at December 31, 2010	2,649,059	$1.31

The total fair values at date of grant of the restricted shares vested during the years ended December 31, 2010, 2009 and 2008 were $2,166, $17,433 and $1,433, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

As of December 31, 2010, there was $2,346 of unrecognized compensation costs related to restricted shares. The costs are expected to be recognized over a weighted-average period of 2.05 years.

The impact of share options and restricted shares for the years ended December 31, 2010, 2009 and 2008 recognized in the consolidated financial statements were as follows:

	Year Ended December 31,
	2010	2009	2008
Share options	$4,439	$5,169	$2,598
Restricted shares	1,606	6,638	4,420

Total share-based compensation expenses	$6,045	$11,807	$7,018
Less: share-based compensation expenses capitalized	(2)	(422)	(163)

Share-based compensation recognized in general and administrative expenses	$6,043	$11,385	$6,855

16.	EMPLOYEE BENEFIT PLANS

The Company provides defined contribution plans for their employees in Macau, Hong Kong, United States of America and other jurisdictions. For the years ended December 31, 2010, 2009 and 2008, the Company’s contributions into the provident fund were $5,070, $5,012 and $4,584, respectively.

17.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2010 and 2009, the balance of the reserve amounted to $3 in each of those years.

The City of Dreams Project Facility contains restrictions on payment of dividends for the Borrowing Group. There is a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries will only be able to pay dividends if they satisfy certain financial tests and conditions.

The indenture governing the Senior Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its restricted subsidiaries.

18.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2010, the Company had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams totaling $2,843.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES - continued

(a)	Capital Commitments - continued

Melco Crown (COD) Developments and Melco Crown Gaming, subsidiaries of the Company, accepted in principle an offer from the Macau government to acquire the Cotai Land in Macau, where the City of Dreams site located, for approximately $105,091, with $37,437 paid at signing of the government lease in February 2008. In August 2008, Melco Crown (COD) Developments obtained the official title of this land use right for approximately $105,091, of which $65,659 has been paid as of December 31, 2010 and the remaining amount of $39,432, accrued with 5% interest per annum, will be paid in five biannual instalments. In November 2009, Melco Crown (COD) Developments and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau government and recognized additional land premium of $32,118 payable to the Macau government for the increased developable gross floor area of Cotai Land for City of Dreams. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional land premium to the Macau government. The land grant amendment process was completed on September 15, 2010. As of December 31, 2010 and 2009, the total outstanding balances of the land use right has been included in accrued expenses and other current liabilities in an amount of $15,191 and $29,781 and in land use right payable in an amount of $24,241 and $39,432, respectively. A guarantee deposit of approximately $424 was also paid upon signing of the government lease in February 2008. According to the terms of the revised offer from the Macau government, payment in the form of government land use fees in an aggregate amount of $1,185 per annum is payable to the Macau government and such amount may be adjusted every five years as agreed between the Macau government and Melco Crown (COD) Developments, using the applicable market rates in effect at the time of the adjustment. As of December 31, 2010, the Company’s total commitments of payment in form of government land use fees for the City of Dreams site was $26,754.

In 2006, the Macau government had officially granted the Taipa Land to Altira Developments Limited (“Altira Developments”), a subsidiary of the Company. A guarantee deposit of approximately $20 was paid upon signing of the lease in 2006. Payment in the form of government land use fees in an aggregate amount of $171 per annum became payable to the Macau government and such amount may be adjusted every five years as agreed between the Macau government and Altira Developments, using the applicable market rates in effect at the time of the adjustment. As of December 31, 2010, the Company’s total commitments of payment in form of government land use fees for the Altira Macau site was $3,453.

(b)	Lease Commitments and Other Arrangements

Operating Leases - As a lessee

The Company leases office space, Mocha Club sites, staff quarters and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2021. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Company and its lessor. During the years ended December 31, 2010, 2009 and 2008, the Company incurred rental expenses amounting to $15,373, $14,557 and $12,060, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements - continued

Operating Leases - As a lessee - continued

As of December 31, 2010, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,
2011	$10,734
2012	7,382
2013	5,339
2014	3,853
2015	2,564
Over 2015	7,103

Total minimum lease payments	$36,975

As grantor of operating and right to use arrangement

The Company entered into non-cancellable operating and right to use agreements for mall spaces in the City of Dreams site with various retailers that expire at various dates through July 2016. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2010, 2009 and 2008, the Company received contingent fees amount to $12,801, $5,547 and nil, respectively.

As of December 31, 2010, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2011	$10,836
2012	10,440
2013	9,770
2014	9,233
2015	4,998
Over 2015	848

Total minimum future fees to be received	$46,125

The total minimum future fees do not include the escalated contingent fee clauses.

(c)	Other Commitments

On September 8, 2006, the Macau government granted a gaming subconcession to Melco Crown Gaming to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Gaming has committed to the following:

i)	To pay the Macau government a fixed annual premium of $3,744 (MOP30,000,000) starting from June 26, 2009 or earlier, if the hotel, casino and resort projects operated by the Company’s subsidiaries are not completed by then.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

ii)	To pay the Macau government a variable premium depending on the number and type of gaming tables and gaming machines that the Company operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	To pay the Macau government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau government.

iv)	To pay the Macau government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v)	To pay special gaming tax to the Macau government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi)	Melco Crown Gaming must maintain two bank guarantees issued by a specific bank with the Macau government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession. A sum of 1.75% of the guarantee amount will be payable by Melco Crown Gaming quarterly to such bank.

As of December 31, 2010, the Company had other commitments contracted for but not provided in respect of shuttle buses and limousines services mainly for the operations of Altira Macau and the City of Dreams totaling $2,421. Expenses for the shuttle buses and limousines services during the years ended December 31, 2010 and 2009 amounted to $12,709 and $10,653, respectively.

As of December 31, 2010, the Company had other commitments contracted for but not provided in respect of cleaning, maintenance, consulting, marketing and other services mainly for the operations of Mocha Clubs, Altira Macau and the City of Dreams totaling $8,670. Expenses for such services during the years ended December 31, 2010 and 2009 amounted to $17,201 and $5,561, respectively.

As of December 31, 2010, the Company had other commitments contracted for but not provided in respect of trademark and memorabilia license fee for the operations of City of Dreams hotels and casino totaling $7,579. Expenses for the trademark and memorabilia license fee during the years ended December 31, 2010 and 2009 amounted to $1,610 and $889, respectively.

As of December 31, 2010, the Company had other commitments contracted for but not provided in respect of fee for the operations of entertainment show in City of Dreams, which commenced performance in September 2010, totaling $28,833. Expenses for such fee for the operations of entertainment show during the year ended December 31, 2010 amounted to $2,349.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Contingencies

As of December 31, 2010, the Melco Crown Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau government as disclosed in Note 18(c)(vi) to the consolidated financial statements.

As of December 31, 2010, the Company has entered into two deeds of guarantee with third parties amounted to $10,000 to guarantee certain payment obligations of the City of Dreams’ operations.

As of December 31, 2010, a bank guarantee issued to the Macau government amounted to $22,462 (MOP180,000,000) to guarantee payment of additional land premium payable as disclosed in Note 8 to the consolidated financial statements has been released.

(e)	Litigation

The Company is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company’s financial position or results of operations.

19.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2010, 2009 and 2008, the Company entered into the following material related party transactions:

	Year Ended December 31,
	2010	2009	2008

Amounts paid/payable to affiliated companies

Advertising and promotional expenses	$75	$211	$597
Consultancy fee capitalized in construction in progress	—	1,312	246
Consultancy fee recognized as expense	868	1,301	1,168
Management fees	17	45	1,698
Network support fee	—	28	52
Office rental	2,271	2,354	1,466
Operating and office supplies	181	257	255
Property and equipment	1,287	59,482	16,327
Repairs and maintenance	236	87	655
Service fee expense	500	748	781
Traveling expense capitalized in construction in progress	3	65	66
Traveling expense recognized as expense	4,975	3,661	1,685

Amounts received/receivable from affiliated companies

Other service fee income	268	896	276
Rooms and food and beverage income	80	12	71
Sales proceeds for disposal of property and equipment	—	—	2,788

Amounts paid/payable to shareholders

Interest charges capitalized in construction in progress	—	963	3,367
Interest charges recognized as expense	242	215	—

Amounts received/receivable from a shareholder

Other service fee income	23	—	—
Rooms and food and beverage income	39	11	29

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

Details of those material related party transactions provided in the table above are as follows:

(a)	Amounts Due From Affiliated Companies

Melco’s subsidiary and its associated companies - The Company reimbursed Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer during the years ended December 31, 2010, 2009 and 2008. Melco’s subsidiary provided services to the Company which included management of general and administrative matters and consultancy during the years ended December 31, 2010, 2009 and 2008, and advertising and promotion, system maintenance and administration support and repairs and maintenance during the year ended December 31, 2008. Other service fee income was received from Melco’s subsidiary during the years ended December 31, 2010 and 2009 and Melco’s subsidiary purchased rooms and food and beverage services from the Company during the year ended December 31, 2009. Melco’s associated companies purchased rooms and food and beverage services from the Company during the year ended December 31, 2009 and the Company purchased property and equipment from Melco’s associated company during the year ended December 31, 2009. The outstanding balance due from Melco’s subsidiary as of December 31, 2010 was $1,463, mainly related to prepayment of operating expenses, and as of December 31, 2009, the outstanding balance with Melco’s subsidiary was a payable of $607. The outstanding balances due from Melco’s associated companies as of December 31, 2010 and 2009 amounted to $1 in each of those periods. These amounts were unsecured, non-interest bearing and repayable on demand.

Shun Tak Holdings Limited’s subsidiary - Shun Tak Holdings Limited’s subsidiary purchased rooms and food and beverage services from the Company, and provided traveling services to the Company during the year ended December 31, 2010, a company in which relatives of Mr. Lawrence Ho, the Company’s Co-Chairman and Chief Executive Officer, have beneficial interests. As of December 31, 2010 and 2009, the outstanding balances due from this subsidiary of Shun Tak Holdings Limited of $64 and nil, respectively, were unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

Elixir International Limited, or Elixir - The Company purchased property and equipment and services including repairs and maintenance, operating and office supplies and consultancy from Elixir, a wholly-owned subsidiary of Melco before Melco disposed of it in July 2010, primarily related to the Altira Macau and City of Dreams during the years ended December 31, 2010, 2009 and 2008. The Company paid network support fee to Elixir during the years ended December 31, 2009 and 2008. Certain gaming machines were sold to Elixir during the year ended December 31, 2008 and Elixir purchased rooms and food and beverage services from the Company during the years ended December 31, 2010, 2009 and 2008. As of December 31, 2009, the outstanding balance due to Elixir of $5,046 was unsecured, non-interest bearing and repayable on demand.

Sociedade de Turismo e Diversões de Macau, S.A.R.L., or STDM and its subsidiaries (together with STDM referred to STDM Group) and Shun Tak Holdings Limited and its subsidiaries (referred to Shun Tak Group) - The Company incurred expenses associated with its use of STDM and Shun Tak Group ferry and hotel accommodation services within Hong Kong and Macau during the years ended December 31, 2010, 2009 and 2008. Relatives of Mr. Lawrence Ho, have beneficial interests within those companies. The traveling expenses in connection with construction of City of Dreams were capitalized as costs related to construction in progress during the construction period for the years

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

(b)	Amounts Due To Affiliated Companies - continued

ended December 31, 2010, 2009 and 2008. The Company paid advertising and promotional expenses to STDM Group during the years ended December 31, 2010, 2009 and 2008, and Shun Tak Group during the years ended December 31, 2009 and 2008, respectively. The Company incurred rental expenses from leasing office premises from STDM Group and Shun Tak Group during the years ended December 31, 2010, 2009 and 2008. As of December 31, 2010 and 2009, the outstanding balances due to STDM Group of $164 and $171 and Shun Tak Group of $276 and $440, respectively, were unsecured, non-interest bearing and repayable on demand.

Melco’s subsidiaries and its associated companies - Melco’s subsidiary provided consultancy services to the Company during the year ended December 31, 2010. The Company purchased operating and office supplies from Melco’s subsidiary and its associated companies during the years ended December 31, 2010 and 2008. The Company incurred rental expenses from leasing office premises from Melco’s subsidiary during the years ended December 31, 2010, 2009 and 2008. The Company purchased property and equipment from Melco’s subsidiaries and its associated companies during the years ended December 31, 2009 and 2008. Melco’s associated company provided network support and repairs and maintenance services to the Company during the year ended December 31, 2008. Melco’s associated companies purchased rooms and food and beverage services from the Company during the years ended December 31, 2009 and 2008. As of December 31, 2010 and 2009, the outstanding balances due to Melco’s subsidiaries and its associated companies of $134 and $113, respectively, were unsecured, non-interest bearing and repayable on demand.

Lisboa Holdings Limited, or Lisboa and Sociedade de Jogos de Macau S.A., or SJM - During the years ended December 31, 2010, 2009 and 2008, the Company paid rental expenses and service fees for Mocha Clubs gaming premises to Lisboa and SJM, companies in which relatives of Mr. Lawrence Ho have beneficial interests. There were no outstanding balances with Lisboa and SJM as of December 31, 2010 and 2009.

Crown’s subsidiary - Crown’s subsidiary provided services to the Company primarily for the construction of City of Dreams and the operations which included general consultancy and management of sale representative offices during the years ended December 31, 2010, 2009 and 2008. Part of the consultancy charges was capitalized as costs related to construction in progress during construction period for the years ended December 31, 2009 and 2008. The Company reimbursed Crown’s subsidiary for associated costs including traveling expenses during the years ended December 31, 2010, 2009 and 2008. The Company purchased property and equipment from Crown’s subsidiary during the years ended December 31, 2009 and 2008. The Company received rental income from Crown’s subsidiary during the year ended December 31, 2010 and other service fee income from Crown’s subsidiary during the years ended December 31, 2010, 2009 and 2008. Crown’s subsidiary purchased rooms and food and beverage services from the Company during the years ended December 31, 2010 and 2008. As of December 31, 2010 and 2009, the outstanding balances due to Crown’s subsidiary of $99 and $975, respectively, were unsecured, non-interest bearing and repayable on demand.

Shuffle Master Asia Limited, or Shuffle Master, and Stargames Corporation Pty. Limited, or Stargames - The Company purchased spare parts, property and equipment and lease of equipment with Shuffle Master during the years ended December 31, 2009 and 2008. The Company incurred repairs and maintenance expense with Shuffle Master and Stargames during the year ended December 31, 2008, in which the Company’s former Chief Operating Officer who resigned this position in May 2009

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

(b)	Amounts Due To Affiliated Companies - continued

was an independent non-executive director of its parent company during this period. There were no outstanding balances with Shuffle Master and Stargames as of December 31, 2009.

Chang Wah Garment Manufacturing Company Limited, or Chang Wah - The Company purchased uniforms from Chang Wah during the years ended December 31, 2009 and 2008, a company in which a relative of Mr. Lawrence Ho had beneficial interest until end of December 2009, for Altira Macau and City of Dreams. The outstanding balance due to Chang Wah as of December 31, 2009 of $32 was unsecured, non-interest bearing and repayable on demand.

MGM Grand Paradise Limited, or MGM - The Company paid rental expenses and purchased property and equipment from MGM during the year ended December 31, 2009, a company in which a relative of Mr. Lawrence Ho has beneficial interest, for City of Dreams. There were no outstanding balances with MGM as of December 31, 2010 and 2009.

(c)	Amounts Due To/Loans From Shareholders

Melco and Crown provided loans to the Company mainly used for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.

The outstanding loan balances due to Melco as of December 31, 2010 and 2009 amounted to $74,367 in each of those years, were unsecured and interest bearing at 3-months HIBOR per annum and at 3-months HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009. As of December 31, 2010, the loan balance due to Melco was repayable in May 2012.

The Company received other service fee income from Melco during the year ended December 31, 2010 and Melco purchased rooms and food and beverage services from the Company during the years ended December 31, 2010 and 2009. The amounts of $23 and $17 due to Melco as of December 31, 2010 and 2009, respectively, mainly related to interest payable on the outstanding loan balances, were unsecured, non-interest bearing and repayable on demand.

The outstanding loan balances due to Crown as of December 31, 2010 and 2009 amounted to $41,280 in each of those years, were unsecured and interest bearing at 3-months HIBOR per annum. As of December 31, 2010, the loan balance due to Crown was repayable in May 2012.

The amounts of $13 and $8 due to Crown as of December 31, 2010 and 2009, respectively, related to interest payable on the outstanding loan balances, were unsecured, non-interest bearing and repayable on demand.

20.	SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. As of December 31, 2008, Mocha Clubs and Altira Macau were the two primary businesses of the Company. Subsequent to the opening of City of Dreams in June 2009, City of Dreams has become one of the three primary businesses of the Company as of December 31, 2010 and 2009. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	SEGMENT INFORMATION - continued

Total Assets

	December 31,
	2010	2009
Mocha Clubs	$145,173	$144,455
Altira Macau	571,504	575,477
City of Dreams	3,202,692	3,075,052
Corporate and Others	965,071	1,067,861

Total consolidated assets	$4,884,440	$4,862,845

Capital Expenditures

	Year Ended December 31,
	2010	2009	2008
Mocha Clubs	$13,140	$11,448	$15,491
Altira Macau	7,784	6,712	6,275
City of Dreams	94,279	808,424	1,148,098
Corporate and Others	4,457	2,152	21,334

Total capital expenditures	$119,660	$828,736	$1,191,198

For the years ended December 31, 2010, 2009 and 2008, there was no single customer that contributed more than 10% of the total revenues.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	SEGMENT INFORMATION - continued

The Company’s segment information on its results of operations for the following years is as follows:

	Year Ended December 31,
	2010	2009	2008
NET REVENUES
Mocha Clubs	$111,984	$97,984	$91,967
Altira Macau	859,755	658,043	1,313,047
City of Dreams	1,638,401	552,141	—
Corporate and Others	31,836	24,705	11,120

Total net revenues	2,641,976	1,332,873	1,416,134

ADJUSTED PROPERTY EBITDA(1)
Mocha Clubs	29,831	25,416	25,805
Altira Macau	133,679	13,702	162,487
City of Dreams	326,338	56,666	(23)

Total adjusted property EBITDA	489,848	95,784	188,269

OPERATING COSTS AND EXPENSES
Pre-opening costs	(18,648)	(91,882)	(21,821)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(19,522)	(18,395)	(18,269)
Depreciation and amortization	(236,306)	(141,864)	(51,379)
Share-based compensation	(6,043)	(11,385)	(6,855)
Property charges and others	(91)	(7,040)	(290)
Corporate and others expenses	(59,489)	(40,028)	(31,244)

Total operating costs and expenses	(397,336)	(367,831)	(187,095)

OPERATING INCOME (LOSS)	92,512	(272,047)	1,174

NON-OPERATING EXPENSES
Interest income	404	498	8,215
Interest expenses, net of capitalized interest	(93,357)	(31,824)	—
Amortization of deferred financing costs	(14,302)	(5,974)	(765)
Loan commitment fees	3,811	(2,253)	(14,965)
Foreign exchange gain, net	3,563	491	1,436
Other income, net	1,074	2,516	972
Costs associated with debt modification	(3,310)	—	—

Total non-operating expenses	(102,117)	(36,546)	(5,107)

LOSS BEFORE INCOME TAX	(9,605)	(308,593)	(3,933)
INCOME TAX (EXPENSE) CREDIT	(920)	132	1,470

NET LOSS	$(10,525)	$(308,461)	$(2,463)

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, other expenses (including pre-opening costs, share-based compensation, property charges and others, corporate and other expenses and non-operating expenses). The chief operating decision maker used Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

In May 2010, MCE Finance (“Issuer”), a subsidiary of MCE (the “Parent”), issued $600,000 10.25% Senior Notes due 2018 as disclosed in Note 10 to the consolidated financial statements.

The Issuer and all subsidiary guarantors except Melco Crown Gaming are 100% directly or indirectly owned by the Parent guarantor. Certain Macau laws require companies limited by shares (sociedade anónima) incorporated in Macau to have a minimum of three shareholders, and all gaming concessionaires and subconcessionaires to be managed by a Macau permanent resident, the managing director, who must hold at least 10% of the share capital of the concessionaire or subconcessionaire. In accordance with such Macau laws, approximately 90% of the share capital of Melco Crown Gaming is indirectly owned by the Parent. While MCE complies with the Macau laws, Melco Crown Gaming is considered an indirectly 100% owned subsidiary of the Parent for purposes of the consolidated financial statements of the Parent because the economic interest of the 10% holding of the managing director is limited to, in aggregate with other class A shareholders, MOP 1 on the winding up or liquidation of Melco Crown Gaming and to receive an aggregate annual dividend of MOP 1. The City of Dreams Project Facility and the gaming subconcession agreement significantly restrict the Parent’s, the Issuer’s and the subsidiary guarantors’ ability to obtain funds from each other guarantor subsidiary in the form of a dividend or loan.

Condensed consolidating financial statements for the Parent, Issuer, guarantor subsidiaries and non-guarantor subsidiaries as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009, and 2008 are presented in the following tables. Information has been presented such that investments in subsidiaries, if any, are accounted for under the equity method and the principal elimination entries eliminate the investments in subsidiaries and intercompany balances and transactions. Additionally, the guarantor and non-guarantor subsidiaries are presented on a combined basis.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non-guarantor Subsidiaries	Elimination	Consolidated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,198	$—	$410,767	$27,958	$—	$441,923
Restricted cash	—	—	167,286	—	—	167,286
Accounts receivable, net	—	—	259,521	—	—	259,521
Amounts due from affiliated companies	1,351	—	167	60	(50)	1,528
Intercompany receivables	77,682	8,099	32,198	174,481	(292,460)	—
Amount due from a shareholder	—	—	1	—	(1)	—
Income tax receivable	198	—	—	—	—	198
Inventories	—	—	14,990	—	—	14,990
Prepaid expenses and other current assets	4,722	9	9,048	1,247	—	15,026

Total current assets	87,151	8,108	893,978	203,746	(292,511)	900,472

PROPERTY AND EQUIPMENT, NET	—	—	2,660,069	11,826	—	2,671,895
GAMING SUBCONCESSION, NET	—	—	656,742	—	—	656,742
INTANGIBLE ASSETS, NET	—	—	4,220	—	—	4,220
GOODWILL	—	—	81,915	—	—	81,915
INVESTMENTS IN SUBSIDIARIES	2,734,880	2,254,958	4,058,120	6,301	(9,054,259)	—
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	641	—	94,470	518	—	95,629
DEFERRED TAX ASSETS	—	—	—	25	—	25
DEFERRED FINANCING COSTS	—	13,452	31,935	—	—	45,387
LAND USE RIGHTS, NET	—	—	428,155	—	—	428,155

TOTAL	$2,822,672	$2,276,518	$8,909,604	$222,416	$(9,346,770)	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$—	$—	$8,880	$—	$—	$8,880
Accrued expenses and other current liabilities	1,889	8,270	441,642	10,283	—	462,084
Income tax payable	—	—	—	934	—	934
Current portion of long-term debt	—	—	202,997	—	—	202,997
Intercompany payables	181,771	19	93,329	17,341	(292,460)	—
Amounts due to affiliated companies	137	—	510	76	(50)	673
Amounts due to shareholders	37	—	—	—	(1)	36

Total current liabilities	183,834	8,289	747,358	28,634	(292,511)	675,604

LONG-TERM DEBT	—	592,443	928,808	—	—	1,521,251
OTHER LONG-TERM LIABILITIES	—	—	6,476	20	—	6,496
DEFERRED TAX LIABILITIES	—	—	17,818	192	—	18,010
ADVANCE FROM ULTIMATE HOLDING COMPANY	—	—	1,047,648	11,254	(1,058,902)	—
LOAN FROM INTERMEDIATE HOLDING COMPANY	—	—	578,617	—	(578,617)	—
LOANS FROM SHAREHOLDERS	115,647	—	—	—	—	115,647
LAND USE RIGHT PAYABLE	—	—	24,241	—	—	24,241

SHAREHOLDERS’ EQUITY

Total shareholders’ equity	2,523,191	1,675,786	5,558,638	182,316	(7,416,740)	2,523,191

TOTAL	$2,822,672	$2,276,518	$8,909,604	$222,416	$(9,346,770)	$4,884,440

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2009

	Parent	Issuer	Guarantor Subsidiaries (1)	Non-guarantor Subsidiaries	Elimination	Consolidated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$34,358	$—	$177,057	$1,183	$—	$212,598
Restricted cash	—	—	233,085	3,034	—	236,119
Accounts receivable, net	—	—	262,176	—	—	262,176
Amounts due from affiliated companies	—	—	14	31	(44)	1
Intercompany receivables	64,676	—	10,069	176,169	(250,914)	—
Inventories	—	—	9,425	—	—	9,425
Prepaid expenses and other current assets	12,605	—	12,210	1,718	(9,656)	16,877

Total current assets	111,639	—	704,036	182,135	(260,614)	737,196

PROPERTY AND EQUIPMENT, NET	—	—	2,773,321	13,325	—	2,786,646
GAMING SUBCONCESSION, NET	—	—	713,979	—	—	713,979
INTANGIBLE ASSETS, NET	—	—	4,220	—	—	4,220
GOODWILL	—	—	81,915	—	—	81,915
INVESTMENTS IN SUBSIDIARIES	2,697,541	1,665,989	4,058,121	6,301	(8,427,952)	—
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	1,178	—	50,685	502	—	52,365
DEFERRED FINANCING COST	—	—	38,948	—	—	38,948
LAND USE RIGHTS, NET	—	—	447,576	—	—	447,576

TOTAL	$2,810,358	$1,665,989	$8,872,801	$202,263	$(8,688,566)	$4,862,845

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$—	$—	$8,719	$—	$—	$8,719
Accrued expenses and other current liabilities	3,302	—	462,749	3,848	(9,656)	460,243
Income tax payable	387	—	—	381	—	768
Current portion of long-term debt	—	—	44,504	—	—	44,504
Intercompany payables	180,336	1	64,185	6,392	(250,914)	—
Amounts due to affiliated companies	1,620	—	5,655	153	(44)	7,384
Amounts due to shareholders	22	—	—	3	—	25

Total current liabilities	185,667	1	585,812	10,777	(260,614)	521,643

LONG-TERM DEBT	—	—	1,638,703	—	—	1,638,703
OTHER LONG-TERM LIABILITIES	—	—	20,606	13	—	20,619
DEFERRED TAX LIABILITIES	—	—	17,654	103	—	17,757
ADVANCE FROM ULTIMATE HOLDING COMPANY	—	—	1,021,869	11,254	(1,033,123)	—
LOANS FROM SHAREHOLDERS	115,647	—	—	—	—	115,647
LAND USE RIGHT PAYABLE	—	—	39,432	—	—	39,432

SHAREHOLDERS' EQUITY

Total shareholders' equity	2,509,044	1,665,988	5,548,725	180,116	(7,394,829)	2,509,044

TOTAL	$2,810,358	$1,665,989	$8,872,801	$202,263	$(8,688,566)	$4,862,845

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the year ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non-guarantor Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$2,550,542	$—	$—	$2,550,542
Rooms	—	—	86,165	—	(2,447)	83,718
Food and beverage	—	—	61,738	—	(5,059)	56,679
Entertainment, retail and others	—	—	33,692	194	(1,207)	32,679

Gross revenues	—	—	2,732,137	194	(8,713)	2,723,618
Less: promotional allowances	—	—	(81,642)	—	—	(81,642)

Net revenues	—	—	2,650,495	194	(8,713)	2,641,976

OPERATING COSTS AND EXPENSES
Casino	—	—	(1,951,336)	—	2,312	(1,949,024)
Rooms	—	—	(16,674)	—	542	(16,132)
Food and beverage	—	—	(33,263)	—	365	(32,898)
Entertainment, retail and others	—	—	(25,332)	—	5,556	(19,776)
General and administrative	(14,985)	(19)	(197,478)	(47,268)	59,920	(199,830)
Pre-opening costs	—	—	(18,972)	—	324	(18,648)
Amortization of gaming subconcession	—	—	(57,237)	—	—	(57,237)
Amortization of land use rights	—	—	(19,522)	—	—	(19,522)
Depreciation and amortization	—	—	(234,427)	(1,879)	—	(236,306)
Property charges and others	—	—	(91)	—	—	(91)

Total operating costs and expenses	(14,985)	(19)	(2,554,332)	(49,147)	69,019	(2,549,464)

OPERATING (LOSS) INCOME	(14,985)	(19)	96,163	(48,953)	60,306	92,512

NON-OPERATING INCOME (EXPENSES)
Interest (expenses) income, net	(236)	759	(93,499)	23	—	(92,953)
Other finance costs	—	(1,134)	(9,357)	—	—	(10,491)
Foreign exchange (loss) gain, net	(41)	(179)	2,042	1,741	—	3,563
Other income, net	11,257	19	391	49,713	(60,306)	1,074
Costs associated with debt modification	—	—	(3,310)	—	—	(3,310)
Share of results of subsidiaries	(6,129)	(7,298)	(1)	—	13,428	—

Total non-operating income (expenses)	4,851	(7,833)	(103,734)	51,477	(46,878)	(102,117)

(LOSS) INCOME BEFORE INCOME TAX	(10,134)	(7,852)	(7,571)	2,524	13,428	(9,605)
INCOME TAX EXPENSES	(391)	—	(166)	(363)	—	(920)

NET (LOSS) INCOME	$(10,525)	$(7,852)	$(7,737)	$2,161	$13,428	$(10,525)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the year ended December 31, 2009

	Parent	Issuer	Guarantor Subsidiaries (1)	Non-guarantor Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$1,304,634	$—	$—	$1,304,634
Rooms	—	—	42,598	—	(1,383)	41,215
Food and beverage	—	—	29,450	—	(1,270)	28,180
Entertainment, retail and others	—	—	10,103	1	1,773	11,877

Gross revenues	—	—	1,386,785	1	(880)	1,385,906
Less: promotional allowances	—	—	(53,033)	—	—	(53,033)

Net revenues	—	—	1,333,752	1	(880)	1,332,873

OPERATING COSTS AND EXPENSES
Casino	—	—	(1,130,887)	—	585	(1,130,302)
Rooms	—	—	(6,402)	—	45	(6,357)
Food and beverage	—	—	(16,936)	—	83	(16,853)
Entertainment, retail and others	—	—	(4,283)	—	279	(4,004)
General and administrative	(21,089)	—	(122,884)	(22,584)	35,571	(130,986)
Pre-opening costs	—	—	(91,994)	(530)	642	(91,882)
Amortization of gaming subconcession	—	—	(57,237)	—	—	(57,237)
Amortization of land use rights	—	—	(18,395)	—	—	(18,395)
Depreciation and amortization	—	—	(139,875)	(1,989)	—	(141,864)
Property charges and others	—	—	(4,185)	(2,855)	—	(7,040)

Total operating costs and expenses	(21,089)	—	(1,593,078)	(27,958)	37,205	(1,604,920)

OPERATING LOSS	(21,089)	—	(259,326)	(27,957)	36,325	(272,047)

NON-OPERATING (EXPENSES) INCOME
Interest (expenses) income, net	(119)	—	(31,208)	1	—	(31,326)
Other finance costs	—	—	(8,227)	—	—	(8,227)
Foreign exchange (loss) gain, net	(115)	—	711	(98)	(7)	491
Other income, net	15,127	—	303	23,404	(36,318)	2,516
Share of results of subsidiaries	(301,368)	(296,065)	(216)	—	597,649	—

Total non-operating (expenses) income	(286,475)	(296,065)	(38,637)	23,307	561,324	(36,546)

LOSS BEFORE INCOME TAX	(307,564)	(296,065)	(297,963)	(4,650)	597,649	(308,593)
INCOME TAX (EXPENSES) CREDIT	(897)	—	1,536	(507)	—	132

NET LOSS	$(308,461)	$(296,065)	$(296,427)	$(5,157)	$597,649	$(308,461)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the year ended December 31, 2008

	Parent	Issuer	Guarantor Subsidiaries (1)	Non-guarantor Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$1,405,932	$—	$—	$1,405,932
Rooms	—	—	17,575	—	(491)	17,084
Food and beverage	—	—	16,480	—	(373)	16,107
Entertainment, retail and others	—	—	5,396	—	—	5,396

Gross revenues	—	—	1,445,383	—	(864)	1,444,519
Less: promotional allowances	—	—	(28,385)	—	—	(28,385)

Net revenues	—	—	1,416,998	—	(864)	1,416,134

OPERATING COSTS AND EXPENSES
Casino	—	—	(1,159,974)	—	44	(1,159,930)
Rooms	—	—	(1,359)	—	17	(1,342)
Food and beverage	—	—	(12,748)	—	3	(12,745)
Entertainment, retail and others	—	—	(1,240)	—	—	(1,240)
General and administrative	(22,115)	—	(90,990)	(12,997)	35,395	(90,707)
Pre-opening costs	—	—	(21,901)	(3)	83	(21,821)
Amortization of gaming subconcession	—	—	(57,237)	—	—	(57,237)
Amortization of land use rights	—	—	(18,269)	—	—	(18,269)
Depreciation and amortization	—	—	(50,485)	(894)	—	(51,379)
Property charges and others	—	—	(290)	—	—	(290)

Total operating costs and expenses	(22,115)	—	(1,414,493)	(13,894)	35,542	(1,414,960)

OPERATING (LOSS) INCOME	(22,115)	—	2,505	(13,894)	34,678	1,174

NON-OPERATING INCOME (EXPENSES)
Interest income, net	5,755	—	2,438	22	—	8,215
Other finance costs	—	—	(15,730)	—	—	(15,730)
Foreign exchange (loss) gain, net	(409)	—	1,865	(20)	—	1,436
Other income, net	18,291	—	6	17,353	(34,678)	972
Share of results of subsidiaries	(3,866)	(6,862)	(46)	—	10,774	—

Total non-operating income (expenses)	19,771	(6,862)	(11,467)	17,355	(23,904)	(5,107)

(LOSS) INCOME BEFORE INCOME TAX	(2,344)	(6,862)	(8,962)	3,461	10,774	(3,933)
INCOME TAX (EXPENSES) CREDIT	(119)	—	2,038	(449)	—	1,470

NET (LOSS) INCOME	$(2,463)	$(6,862)	$(6,924)	$3,012	$10,774	$(2,463)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non-guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$7,623	$(238)	$383,056	$11,514	$—	$401,955

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(25,777)	(577,441)	—	—	603,218	—
Amounts due from subsidiaries	(13,006)	—	—	—	13,006	—
Acquisition of property and equipment	—	—	(196,624)	(761)	—	(197,385)
Deposits for acquisition of property and equipment	—	—	(5,224)	—	—	(5,224)
Payment for entertainment production costs	—	—	(27,116)	—	—	(27,116)
Changes in restricted cash	—	—	65,799	3,338	—	69,137
Payment for land use right	—	—	(29,802)	—	—	(29,802)
Proceeds from sale of property and equipment	—	—	80	—	—	80

Net cash (used in) provided by investing activities	(38,783)	(577,441)	(192,887)	2,577	616,224	(190,310)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	(14,346)	(8,598)	—	—	(22,944)
Advance from ultimate holding company	—	—	25,777	—	(25,777)	—
Amount due to ultimate holding company	—	(1)	323	12,684	(13,006)	—
Loan from intermediate holding company	—	—	577,441	—	(577,441)	—
Principal payments on long-term debt	—	—	(551,402)	—	—	(551,402)
Proceeds from long-term debt	—	592,026	—	—	—	592,026

Net cash provided by financing activities	—	577,679	43,541	12,684	(616,224)	17,680

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(31,160)	—	233,710	26,775	—	229,325

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,358	—	177,057	1,183	—	212,598

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,198	$—	$410,767	$27,958	$—	$441,923

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2009

	Parent	Issuer	Guarantor Subsidiaries (1)	Non-guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	$(11,476)	$—	$(100,062)	$(719)	$—	$(112,257)

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(1,023,370)	—	—	—	1,023,370	—
Amounts due from subsidiaries	522,661	—	—	—	(522,661)	—
Acquisition of property and equipment	—	—	(934,961)	(2,113)	—	(937,074)
Deposits for acquisition of property and equipment	—	—	(2,712)	—	—	(2,712)
Prepayment of entertainment production costs	—	—	(21,735)	—	—	(21,735)
Changes in restricted cash	—	—	(165,108)	(3,034)	—	(168,142)
Payment for land use right	—	—	(30,559)	—	—	(30,559)
Refund of deposit for acquisition of land interest	—	—	—	12,853	—	12,853
Proceeds from sale of property and equipment	—	—	3,729	1	—	3,730

Net cash (used in) provided by investing activities	(500,709)	—	(1,151,346)	7,707	500,709	(1,143,639)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	—	(870)	—	—	(870)
Advance from ultimate holding company	—	—	1,012,114	11,256	(1,023,370)	—
Amount due to ultimate holding company	—	—	(499,309)	(23,352)	522,661	—
Proceeds from issue of share capital	383,529	—	—	—	—	383,529
Proceeds from long-term debt	—	—	270,691	—	—	270,691

Net cash provided by (used in) financing activities	383,529	—	782,626	(12,096)	(500,709)	653,350

NET DECREASE IN CASH AND CASH EQUIVALENTS	(128,656)	—	(468,782)	(5,108)	—	(602,546)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	163,014	—	645,839	6,291	—	815,144

CASH AND CASH EQUIVALENTS AT END OF YEAR	$34,358	$—	$177,057	$1,183	$—	$212,598

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2008

	Parent	Issuer	Guarantor Subsidiaries (1)	Non-guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$9,419	$(1)	$(23,030)	$2,454	$—	$(11,158)

CASH FLOWS FROM INVESTING ACTIVITIES
Amounts due from subsidiaries	(420,055)	—	—	—	420,055	—
Acquisition of property and equipment	—	—	(1,041,552)	(12,440)	—	(1,053,992)
Deposits for acquisition of property and equipment	—	—	(34,699)	—	—	(34,699)
Prepayment of entertainment production costs	—	—	(16,127)	—	—	(16,127)
Changes in restricted cash	—	—	231,006	—	—	231,006
Payment for land use right	—	—	(42,090)	—	—	(42,090)
Proceeds from sale of property and equipment	—	—	2,300	—	—	2,300

Net cash used in investing activities	(420,055)	—	(901,162)	(12,440)	420,055	(913,602)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	—	(7,641)	—	—	(7,641)
Loans from shareholders	—	—	(181)	—	—	(181)
Amount due to ultimate holding company	—	1	404,617	15,437	(420,055)	—
Proceeds from long-term debt	—	—	912,307	—	—	912,307

Net cash provided by financing activities	—	1	1,309,102	15,437	(420,055)	904,485

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(410,636)	—	384,910	5,451	—	(20,275)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	573,650	—	260,929	840	—	835,419

CASH AND CASH EQUIVALENTS AT END OF YEAR	$163,014	$—	$645,839	$6,291	$—	$815,144

Note

(1)	The guarantor subsidiaries column includes financial information of Melco Crown Gaming which is not 100% owned by the Parent.

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2010	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,198	$34,358
Amounts due from subsidiaries	77,682	64,676
Amounts due from affiliate companies	1,351	—
Income tax receivable	198	—
Prepaid expenses and other current assets	4,722	12,605

Total current assets	87,151	111,639

INVESTMENTS IN SUBSIDIARIES	2,734,880	2,697,541
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	641	1,178

TOTAL	$2,822,672	$2,810,358

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$1,890	$3,302
Income tax payable	—	387
Amounts due to affiliated companies	137	1,620
Amounts due to subsidiaries	181,771	180,336
Amounts due to shareholders	36	22

Total current liabilities	183,834	185,667

LOANS FROM SHAREHOLDERS	115,647	115,647

SHAREHOLDERS' EQUITY
Ordinary shares at US$0.01 par value per share (Authorized - 2,500,000,000 shares as of December 31, 2010 and 2009 and issued - 1,605,658,111 and 1,595,617,550 shares as of December 31, 2010 and 2009)	16,056	15,956
Treasury shares, at US$0.01 par value per share (8,409,186 and 471,567 shares as of December 31, 2010 and 2009)	(84)	(5)
Additional paid-in capital	3,095,730	3,088,768
Accumulated other comprehensive losses	(11,345)	(29,034)
Accumulated losses	(577,166)	(566,641)

Total shareholders' equity	2,523,191	2,509,044

TOTAL	$2,822,672	$2,810,358

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010	2009	2008
REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(14,985)	(21,089)	(22,115)

Total operating expenses	(14,985)	(21,089)	(22,115)

OPERATING LOSS	(14,985)	(21,089)	(22,115)

NON-OPERATING INCOME (EXPENSES)
Interest income	6	96	5,755
Interest expenses	(242)	(215)	—
Foreign exchange loss, net	(41)	(115)	(409)
Other income, net	11,257	15,127	18,291
Share of results of subsidiaries	(6,129)	(301,368)	(3,866)

Total non-operating income (expenses)	4,851	(286,475)	19,771

LOSS BEFORE INCOME TAX	(10,134)	(307,564)	(2,344)
INCOME TAX EXPENSE	(391)	(897)	(119)

NET LOSS	$(10,525)	$(308,461)	$(2,463)

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Total Shareholders’ Equity	Comprehensive (Loss) Income
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2008	1,320,938,902	$13,209	—	$—	$2,682,125	$(11,076)	$(255,717)	$2,428,541
Net loss for the year	—	—	—	—	—	—	(2,463)	(2,463)	$(2,463)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(24,609)	—	(24,609)	(24,609)
Reversal of over-accrued offering expenses	—	—	—	—	117	—	—	117
Share-based compensation	—	—	—	—	7,018	—	—	7,018
Shares issued upon restricted shares vested	226,317	3	—	—	(3)	—	—	—
Shares issued for future exercise of share options	385,180	4	(385,180)	(4)	—	—	—	—

BALANCE AT DECEMBER 31, 2008	1,321,550,399	13,216	(385,180)	(4)	2,689,257	(35,685)	(258,180)	2,408,604	$(27,072)

Net loss for the year	—	—	—	—	—	—	(308,461)	(308,461)	$(308,461)
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)	(11)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,662	—	6,662	6,662
Share-based compensation	—	—	—	—	11,807	—	—	11,807
Shares issued, net of offering expenses	263,155,335	2,631	—	—	380,898	—	—	383,529
Shares issued upon restricted shares vested	8,297,110	83	—	—	6,831	—	—	6,914
Shares issued for future vesting of restricted shares	2,614,706	26	(2,614,706)	(26)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	2,528,319	25	(25)	—	—	—

BALANCE AT DECEMBER 31, 2009	1,595,617,550	15,956	(471,567)	(5)	3,088,768	(29,034)	(566,641)	2,509,044	$(301,810)

Net loss for the year	—	—	—	—	—	—	(10,525)	(10,525)	$(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	32	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	17,657	17,657
Share-based compensation	—	—	—	—	6,045	—	—	6,045
Shares issued upon restricted shares vested	1,254,920	12	—	—	(12)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	8,785,641	88	(8,785,641)	(88)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	43,737	1	(1)	—	—	—
Exercise of share options	—	—	804,285	8	930	—	—	938

BALANCE AT DECEMBER 31, 2010	1,605,658,111	$16,056	(8,409,186)	$(84)	$3,095,730	$(11,345)	$(577,166)	$2,523,191	$7,164

ADDITIONAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(10,525)	$(308,461)	$(2,463)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	6,043	11,385	6,855
Share of results of subsidiaries	6,129	301,368	3,866
Changes in operating assets and liabilities:
Amounts due from affiliated companies	(1,351)	—	2
Prepaid expenses and other current assets	8,821	(11,885)	2,753
Long-term prepayment and deposits	537	537	(1,715)
Accrued expenses and other current liabilities	(1,413)	(1,605)	2,119
Income tax payable	(585)	(909)	119
Amounts due to shareholders	15	(1,973)	—
Amounts due to affiliated companies	(1,483)	67	(2,108)
Amounts due to subsidiaries	1,435	—	(9)

Net cash provided by (used in) operating activities	7,623	(11,476)	9,419

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(25,777)	(1,023,370)	—
Amounts due from subsidiaries	(13,006)	522,661	(420,055)

Net cash used in investing activities	(38,783)	(500,709)	(420,055)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of share capital	—	383,529	—

NET DECREASE IN CASH AND CASH EQUIVALENTS	(31,160)	(128,656)	(410,636)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,358	163,014	573,650

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,198	$34,358	$163,014

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS SCHEDULE 1

(In thousands of U.S. dollars, except share and per share data)

1.	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2010 and 2009, approximately $1,553,000 and $1,543,000, respectively of the restricted net assets not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2010, 2009 and 2008.

2.	Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	June 30, 2011	December 31, 2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,026,851	$441,923
Restricted cash	12,499	167,286
Accounts receivable, net (Note 3)	241,413	259,521
Amounts due from affiliated companies (Note 14(a))	1,949	1,528
Income tax receivable	—	198
Inventories	14,192	14,990
Prepaid expenses and other current assets	20,873	15,026

Total current assets	1,317,777	900,472

PROPERTY AND EQUIPMENT, NET (Note 4)	2,562,896	2,671,895
GAMING SUBCONCESSION, NET	628,123	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	74,290	95,629
RESTRICTED CASH (Note 8)	355,938	—
DEFERRED TAX ASSETS	—	25
DEFERRED FINANCING COSTS	46,460	45,387
DEPOSIT FOR ACQUISITION OF SUBSIDIARIES (Note 5)	65,000	—
LAND USE RIGHTS, NET (Note 6)	418,392	428,155

TOTAL	$5,555,011	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$9,676	$8,880
Accrued expenses and other current liabilities (Note 7)	457,869	462,084
Income tax payable	1,277	934
Current portion of long-term debt (Note 8)	—	202,997
Amounts due to affiliated companies (Note 14(b))	748	673
Amounts due to shareholders (Note 14(c))	32	36

Total current liabilities	469,602	675,604

LONG-TERM DEBT (Note 8)	2,316,741	1,521,251
OTHER LONG-TERM LIABILITIES	4,510	6,496
DEFERRED TAX LIABILITIES	17,325	18,010
LOANS FROM SHAREHOLDERS (Note 14(c))	115,647	115,647
LAND USE RIGHT PAYABLE	16,359	24,241

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized 2,500,000,000 shares as of June 30, 2011 and December 31, 2010 and issued and paid - 1,606,900,432 and 1,605,658,111 shares as of June 30, 2011 and December 31, 2010, respectively) (Note 10)	16,069	16,056
Treasury shares, at US$0.01 par value per share (5,821,494 and 8,409,186 shares as of June 30, 2011 and December 31, 2010, respectively) (Note 10)	(58)	(84)
Additional paid-in capital	3,103,092	3,095,730
Accumulated other comprehensive losses	(918)	(11,345)
Accumulated losses	(503,358)	(577,166)

Total shareholders’ equity	2,614,827	2,523,191

TOTAL	$5,555,011	$4,884,440

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	Six Months Ended June 30,
	2011	2010
OPERATING REVENUES
Casino	$1,692,361	$1,104,839
Rooms	49,323	39,335
Food and beverage	29,329	27,406
Entertainment, retail and others	41,179	10,761

Gross revenues	1,812,192	1,182,341
Less: promotional allowances	(45,650)	(41,096)

Net revenues	1,766,542	1,141,245

OPERATING COSTS AND EXPENSES
Casino	(1,273,763)	(865,830)
Rooms	(9,024)	(6,767)
Food and beverage	(16,543)	(15,330)
Entertainment, retail and others	(29,158)	(4,143)
General and administrative	(104,314)	(91,349)
Pre-opening costs	(1,285)	(6,982)
Development costs	(1,110)	—
Amortization of gaming subconcession	(28,619)	(28,619)
Amortization of land use rights	(9,763)	(9,760)
Depreciation and amortization	(128,136)	(113,733)
Property charges and others	(1,025)	34

Total operating costs and expenses	(1,602,740)	(1,142,479)

OPERATING INCOME (LOSS)	163,802	(1,234)

NON-OPERATING EXPENSES
Interest income	864	160
Interest expenses, net of capitalized interest	(54,860)	(36,926)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	(4,310)	—
Amortization of deferred financing costs	(8,220)	(6,944)
Loan commitment fees	(461)	4,324
Foreign exchange gain, net	191	17
Other income, net	2,064	1,041
Costs associated with debt modification	—	(3,156)
Loss on extinguishment of debt (Note 8)	(25,193)	—

Total non-operating expenses	(89,925)	(41,484)

INCOME (LOSS) BEFORE INCOME TAX	73,877	(42,718)
INCOME TAX (EXPENSE) CREDIT (Note 11)	(69)	143

NET INCOME (LOSS)	$73,808	$(42,575)

INCOME (LOSS) PER SHARE:
Basic	$0.0461	$(0.0267)

Diluted	$0.0458	$(0.0267)

WEIGHTED AVERAGE SHARES USED IN INCOME (LOSS) PER SHARE CALCULATION:
Basic	1,599,631,942	1,595,281,416

Diluted	1,611,770,624	1,595,281,416

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Total Shareholders’ Equity	Comprehensive (Loss) Income
	Shares	Amount	Shares	Amount
			(Note)
Balance at January 1, 2010	1,595,617,550	$15,956	(471,567)	$(5)	$3,088,768	$(29,034)	$(566,641)	$2,509,044

Net loss for the period	—	—	—	—	—	—	(42,575)	(42,575)	$(42,575)
Foreign currency translation adjustment	—	—	—	—	—	(8)	—	(8)	(8)
Change in fair value of interest rate swap agreements	—	—	—	—	—	9,561	—	9,561	9,561
Share-based compensation (Note 12)	—	—	—	—	2,503	—	—	2,503
Shares issued upon restricted shares vested (Note 10)	199,160	2	—	—	(2)	—	—	—
Shares issued for future exercise of share options (Note 10)	931,746	10	(931,746)	(10)	—	—	—	—
Issuance of shares for restricted shares vested (Note 10)	—	—	43,737	1	(1)	—	—	—

Balance at June 30, 2010	1,596,748,456	$15,968	(1,359,576)	$(14)	$3,091,268	$(19,481)	$(609,216)	$2,478,525	$(33,022)

Balance at January 1, 2011	1,605,658,111	$16,056	$(8,409,186)	$(84)	$3,095,730	$(11,345)	$(577,166)	$2,523,191
Net income for the period	—	—	—	—	—	—	73,808	73,808	$73,808
Foreign currency translation adjustment	—	—	—	—	—	6	—	6	6
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	6,111	6,111
Reclassification to earnings upon discontinuance of hedge accounting	—	—	—	—	—	4,310	—	4,310	4,310
Share-based compensation (Note 12)	—	—	—	—	3,856	—	—	3,856
Shares issued upon restricted shares vested (Note 10)	310,575	3	—	—	(3)	—	—	—
Shares issued for future exercise of share options (Note 10)	931,746	10	(931,746)	(10)	—	—	—	—
Issuance of shares for restricted shares vested (Note 10)	—	—	79,788	1	(1)	—	—	—
Exercise of share options (Note 10)	—	—	3,439,650	35	3,510	—	—	3,545

Balance at June 30, 2011	1,606,900,432	$16,069	(5,821,494)	$(58)	$3,103,092	$(918)	$(503,358)	$2,614,827	$84,235

Note:	The treasury shares represent new share issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plan. These shares are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Six Months Ended June 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$73,808	$(42,575)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	166,518	152,112
Amortization of deferred financing costs	8,220	6,944
Amortization of discount on senior notes payable	353	82
Loss on disposal of property and equipment	3	102
Allowance for doubtful debts and direct write off	20,230	17,911
Written off deferred financing costs on modification of debt	—	1,992
Loss on extinguishment of debt	25,193	—
Share-based compensation	3,856	2,503
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	4,310	—
Changes in operating assets and liabilities:
Accounts receivable	14,001	(56,475)
Amounts due from affiliated companies	(421)	1
Amount due from a shareholder	—	(8)
Income tax receivable	220	—
Inventories	798	(1,076)
Prepaid expenses and other current assets	(6,501)	(115)
Long-term prepayment, deposits and other assets	623	499
Deferred tax assets	25	(171)
Accounts payable	796	554
Accrued expenses and other current liabilities	8,882	(8,287)
Income tax payable	320	221
Amounts due to affiliated companies	(17)	(499)
Amounts due to shareholders	(4)	(14)
Other long-term liabilities	292	(35)
Deferred tax liabilities	(685)	(327)

Net cash provided by operating activities	320,820	73,339

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(22,864)	(118,853)
Deposits for acquisition of property and equipment	(1,893)	(835)
Deposit for acquisition of subsidiaries	(65,000)	—
Payment for entertainment production costs	—	(17,157)
Changes in restricted cash	(198,491)	41,835
Payment for land use right	(7,582)	(22,462)
Proceeds from sale of property and equipment	113	1

Net cash used in investing activities	$(295,717)	$(117,471)

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Six Months Ended June 30,
	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	$(34,028)	$(21,194)
Proceeds from exercise of share options	4,199	—
Proceeds from long-term debt	706,556	592,026
Principal payments on long-term debt	(117,076)	(444,066)

Net cash provided by financing activities	559,651	126,766

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	174	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	584,928	82,634

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	441,923	212,598

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,026,851	$295,232

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(53,673)	$(29,932)
Cash paid for tax (net of refunds)	$(189)	$(134)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$1,777	$37,789
Costs of property and equipment funded through amounts due to affiliated companies	$92	$1,130
Deferred financing costs funded through accrued expenses and other current liabilities	$624	$1,634

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams - an integrated resort development which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) - a casino and hotel resort which opened in May 2007, and Mocha Clubs - non-casino-based operations of electronic gaming machines which has been in operation since September 2003.

As of June 30, 2011, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and Crown Limited (“Crown”), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Publishing and Broadcasting Limited (“PBL”) on December 12, 2007. PBL, an Australian-listed corporation, is now known as Consolidated Media Holdings Limited.

The unaudited condensed consolidated financial statements have been prepared in conformity with the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results for the full year. The financial information as of December 31, 2010 presented in the unaudited condensed consolidated financial statements is derived from the Company’s audited consolidated financial statements as of December 31, 2010.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2010. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of financial results of such periods.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Gaming Tax

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are an assessment on the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the unaudited condensed consolidated statements of operations. These taxes totaled $912,664 and $595,603 for the six months ended June 30, 2011 and 2010, respectively.

(b)	Income (loss) Per Share

Basic income (loss) per share is calculated by dividing the net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Income (loss) Per Share - continued

Diluted income (loss) per share is calculated by dividing the net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted income (loss) per share consisted of the following:

	Six Months Ended June 30,
	2011	2010
Weighted-average number of ordinary shares outstanding used in the calculation of basic income (loss) per share	1,599,631,942	1,595,281,416
Incremental weighted-average number of ordinary shares from assumed exercise of restricted shares and share options using the treasury stock method	12,138,682	—

Weighted-average number of ordinary shares outstanding used in the calculation of diluted income (loss) per share	1,611,770,624	1,595,281,416

(c)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including its gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of June 30, 2011 and December 31, 2010, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of June 30, 2011 and December 31, 2010, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(d)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements and forward exchange rate contracts to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s senior secured credit facility (the “City of Dreams Project Facility”) and exchange rate fluctuations for the interest payment of the

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Accounting for Derivative Instruments and Hedging Activities - continued

RMB2,300,000,000 3.75% bonds, due 2013 (the “RMB Bonds”). The Group accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the unaudited condensed consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the unaudited condensed consolidated statements of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

As of June 30, 2011, the notional amounts of the outstanding interest rate swap agreements amounted to $492,265 and their fair values of $4,310 were recorded as interest rate swap liabilities and included in accrued expenses and other current liabilities. As of June 30, 2011, the fair values of the outstanding forward exchange rate arrangements were insignificant.

(e)	Recent Changes in Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding fair value measurement amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance improves the comparability of fair value measurements presented and disclosed in accordance with U.S. GAAP and IFRS by changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosure of information. The amendments to this guidance provide explanations on how to measure fair value but do not require any additional fair value measurements and do not establish valuation standards or affect valuation practices outside of financial reporting. The amendments clarify existing fair value measurements and disclosure requirements to include application of the highest and best use and valuation premises concepts; measuring fair value of an instrument classified in a reporting entity’s equity; and disclosures requirements regarding quantitative information about unobservable inputs categorized within Level 3 of the fair value hierarchy. In addition, clarification is provided for measuring the fair value of financial instruments that are managed in a portfolio and the application of premiums and discounts in a fair value measurement. The guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The Group does not expect this guidance to have a significant impact on the Group’s unaudited condensed consolidated financial statements.

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. The guidance improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. The amendments to the guidance requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities are no longer permitted to present components of other comprehensive income as part of the statement of changes in equity. Any adjustments for items that are reclassified from other comprehensive income to net income are to be presented on the face of the entities’ financial statement regardless of the method of presentation for comprehensive income. The amendments do not change items to be reported in comprehensive income

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Recent Changes in Accounting Standards - continued

or when an item of other comprehensive income must be reclassified to net income, nor do the amendments change the option to present the components of other comprehensive income either net of related tax effects or before related tax effects. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011. The application of this guidance will require the change of the Group’s presentation of comprehensive income.

In September 2011, the FASB issued amendments in relation to the goodwill impairment test. The amendments will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The application of these amendments will require the change of the Group’s assessment on goodwill impairment. The Group does not expect these amendments to have a significant impact on the Group’s unaudited condensed consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET

	June 30, 2011	December 31, 2010
Components of accounts receivable, net are as follows:

Casino	$298,736	$293,976
Hotel	3,911	4,438
Other	2,468	2,597

Sub-total	$305,115	$301,011
Less: allowance for doubtful debts	(63,702)	(41,490)

	$241,413	$259,521

During the six months ended June 30, 2011 and 2010, the Group has provided allowance for doubtful debts of $20,230 and $17,908 and has written off accounts receivable of nil and $3, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

4.	PROPERTY AND EQUIPMENT, NET

	June 30, 2011	December 31, 2010
Cost
Buildings	$2,439,117	$2,439,425
Furniture, fixtures and equipment	390,602	381,231
Plant and gaming machinery	131,613	131,104
Leasehold improvements	153,587	147,530
Motor vehicles	4,313	4,309

Sub-total	$3,119,232	$3,103,599
Less: accumulated depreciation	(605,346)	(481,040)

Sub-total	$2,513,886	$2,622,559
Construction in progress	49,010	49,336

Property and equipment, net	$2,562,896	$2,671,895

5.	DEPOSIT FOR ACQUISITION OF SUBSIDIARIES

On June 16, 2011, the Company entered into a share purchase agreement and through its subsidiary, MCE Cotai Investments Limited (“MCE Cotai”), to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Cyber One Agents Limited (together with its direct and indirect subsidiaries, the “Cyber One Group”), which is the developer of Studio City, an integrated resort comprising entertainment, retail and gaming facilities to be developed in Macau (the “Studio City Project”). Under the share purchase agreement and related transaction documents, the Company will make a total consideration of $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Cyber One Group at $200,000 and $60,000, respectively, and ii) a payment of $100,000 in cash in three instalments over two years commencing upon the closing of the transaction to New Cotai Holdings, LLC (the non-controlling shareholder who owns 40% interest in Cyber One Agents Limited), for transferring to Cyber One Group the shares of other entities that own rights to develop the gaming areas of the Studio City Project. A deposit of $65,000 was paid to an affiliate of eSun Holdings upon signing of the share purchase agreement and is included in deposit for acquisition of subsidiaries as of June 30, 2011. The above transaction was completed on July 27, 2011 at which time the Company acquired the assets and liabilities of the Studio City Project and accounted for the transaction as a purchase of assets and liabilities.

6.	LAND USE RIGHTS, NET

	June 30, 2011	December 31, 2010
Altira Macau	$141,543	$141,543
City of Dreams	376,122	376,122

	$517,665	$517,665
Less: accumulated amortization	(99,273)	(89,510)

Land use rights, net	$418,392	$428,155

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of the Altira Macau and City of Dreams are March 2031 and August 2033, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	June 30, 2011	December 31, 2010
Construction costs payable	$3,479	$14,218
Customer deposits and ticket sales	42,415	50,143
Outstanding gaming chips and tokens	148,001	131,158
Other gaming related accruals	18,429	15,065
Gaming tax accruals	146,930	137,299
Land use right payable	15,571	15,191
Operating expense and other accruals	78,734	90,867
Interest rate swap liabilities	4,310	8,143

	$457,869	$462,084

8.	LONG-TERM DEBT

Long-term debt consisted of the following:

	June 30, 2011	December 31, 2010
City of Dreams Project Facility	$—	$1,131,805
The amended City of Dreams Project Facility (the “2011 Credit Facilities”)	1,014,729	—
$600,000 10.25% senior notes, due 2018 (the “Senior Notes”)	592,796	592,443
RMB Bonds	355,938	—
Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”)	353,278	—

	$2,316,741	$1,724,248
Current portion of long-term debt	—	(202,997)

	$2,316,741	$1,521,251

City of Dreams Project Facility

On September 5, 2007, Melco Crown Gaming (the “Borrower”) entered into the City of Dreams Project Facility, which was subsequently amended in May 2010, with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

During the six months ended June 30, 2011, the Borrower repaid $89,158 and prepaid $20,896 of the Term Loan Facility, according to the quarterly amortization payments and the quarterly mandatory prepayments, respectively, and the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dreams Project Facility as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was further amended pursuant to an amendment agreement entered into among the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, among other things: (i) reduce the Term Loan Facility to

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

8.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increase the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), of which both are denominated in Hong Kong Dollars; (ii) introduce new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extend the repayment maturity date; (iv) reduce and remove certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) remove MPEL (Delaware) LLC, a wholly owned subsidiary of the Borrower, from the Borrowing Group (the “2011 Borrowing Group”).

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility will be repaid in quarterly instalments according to an amortization schedule commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility will be repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities remains the same as under the City of Dreams Project Facilities (although the terms of the associated security documents have been amended for consistency with the 2011 Credit Facilities) except for securities related to MPEL (Delaware) LLC, which have been released.

The 2011 Credit Facilities also contain affirmative and negative covenants customary for financings of this type, with an additional covenant that the 2011 Borrowing Group must not enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities remove the financial covenants under the City of Dreams Project Facility, and replace them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants is September 30, 2011.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group. As of June 30, 2011, the net assets of the 2011 Borrowing Group of approximately $1,645,000 was restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

8.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

respect of the 2011 Borrowing Group. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the applicable future cash flows under the 2011 Credit Facilities are more than 10% different from the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the unaudited condensed consolidated statement of operations for the six months ended June 30, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the underwriting fee and related issuance costs in relation to the 2011 Credit Facilities of $27,642 as deferred financing costs.

As of June 30, 2011, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down, resulting in total outstanding borrowings relating to the 2011 Credit Facilities of HK$7,894,594,570 (equivalent to $1,014,729).

Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”) issued and listed the Senior Notes on the Official List of the Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group capitalized the underwriting fee and related issuance costs in relation to the Senior Notes of $14,585 as deferred financing costs.

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on the SGX-ST. The RMB Bonds were priced at par. The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which will at all times rank equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds mature on May 9, 2013 and the interest on the RMB Bonds is accrued at a rate of 3.75% per annum and is payable semi-annually in arrears on November 9 and May 9 of each year, commencing on November 9, 2011.

At any time after May 9, 2012, the Company may redeem in whole, but not in part, the RMB Bonds at the principal amount, together with accrued interest. The Company may also redeem the RMB Bonds in whole, but not in part, at the principal amount together with accrued interest in the event that: i) as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such law or regulation after May 9, 2011, the Company satisfies the trustee that the Company has or will be required to pay additional

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

8.	LONG-TERM DEBT - continued

RMB Bonds - continued

amounts in respect of the RMB Bonds and such obligation cannot be avoided by taking reasonable measures available to the Company; ii) if at any time the gaming authority of any jurisdiction in which the Company and its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable; or iii) if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued, including any further bonds issued prior to the time of the notice, has already been previously redeemed, or purchased and cancelled.

The indenture governing the RMB Bonds contains certain negative pledge and financial covenants, providing that the Company shall not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company is also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and maximum leverage ratio.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,044 as deferred financing costs.

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described in the preceding paragraph. The Deposit-Linked Loan matures on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for future settlement of RMB Bonds interest payable on November 9, 2011 at a rate of RMB1:HK$1.2096 and May 9, 2012 at a rate of RMB1:HK$1.2187. As of June 30, 2011, the fair value of the forward exchange rate contracts was insignificant.

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of June 30, 2011, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $355,938), required to be set aside for the duration of this debt were recorded as non-current restricted cash in the unaudited condensed consolidated balance sheet of the Group.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

8.	LONG-TERM DEBT - continued

Total interest on long-term debt consisted of the following:

	Six Months Ended June 30,
	2011	2010
Interest for City of Dreams Project Facility	$13,269	$21,369
Interest for Senior Notes	30,750	7,688
Amortization of discount in connection with issuance of Senior Notes	353	82
Interest for RMB Bonds	1,852	—
Interest for Deposit-Linked Loan	1,143	—

	$47,367	$29,139
Interest capitalized	—	(8,192)

	$47,367	$20,947

During the six months ended June 30, 2011 and 2010, the Group’s average borrowing rates were approximately 5.83% and 6.11% per annum, respectively.

Scheduled maturities of the Group’s long-term debt as of June 30, 2011 are as follows:

June 30, 2011
Six months ending December 31, 2011	$—
Year ending December 31, 2012	—
Year ending December 31, 2013	837,575
Year ending December 31, 2014	256,717
Year ending December 31, 2015	256,717
Over 2015	965,732

$2,316,741

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

9.	FAIR VALUE MEASUREMENTS

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies and shareholders, accounts payable and other current liabilities approximate their fair values due to the short-term nature of these instruments. The carrying values of City of Dreams Project Facility, 2011 Credit Facilities, Deposit-Linked Loan, loans from shareholders and land use right payable approximate their fair values. The estimated fair value, based on quoted market price, of the Senior Notes and RMB Bonds were approximately $681,438 and $353,048, respectively, as of June 30, 2011. As of June 30, 2011, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the unaudited condensed consolidated financial statements. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. The following fair value hierarchy table presents information about the Group’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2011:

	000000	000000	000000	000000
	Quoted Prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
June 30, 2011
Interest rate swap liabilities	$—	$4,310	$—	$4,310

Forward exchange rate contracts	$—	$—	$—	$—

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 - inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The fair value of these interest rate swap agreements and forward exchange rate contracts approximates the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements and the forward exchange rate arrangements are considered a Level 2 item in the fair value hierarchy.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

10.	CAPITAL STRUCTURE

In connection with the Company’s restricted shares granted as disclosed in Note 12, 310,575 and 199,160 ordinary shares were vested and issued during the six months ended June 30, 2011 and 2010, respectively.

The Company issued 931,746 and 931,746 ordinary shares to its depository bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the six months ended June 30, 2011 and 2010, respectively. 79,788 and 43,737 of these ordinary shares have been issued to employees upon vesting of restricted shares and 3,439,650 and nil of these ordinary shares have been issued to employees upon exercise of share options during the six months ended June 30, 2011 and 2010, respectively. The balance of 5,821,494 ordinary shares continue to be held by the Company for future issuance as of June 30, 2011.

As of June 30, 2011, the Company had 1,601,078,938 ordinary shares issued and outstanding.

Pursuant to the extraordinary general meeting of the Company held on October 6, 2011, an increase in the authorized share capital from 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to 7,300,000,000 ordinary shares of a nominal or par value of US$0.01 each was approved.

11.	INCOME TAX EXPENSE (CREDIT)

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively, during the six months ended June 30, 2011 and 2010.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax for income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

During the six months ended June 30, 2011 and 2010, Melco Crown Gaming reported net income and had the Group been required to pay such taxes, the Group’s consolidated net loss for the six months ended June 30, 2010 would have been increased by $4,983, and basic and diluted loss per share would have reported additional loss of $0.0031 per share, and the Group’s consolidated net income for the six months ended June 30, 2011 would have been decreased by $25,293, and basic and diluted income per share would have reported reduced income of $0.0158 and $0.0157 per share, respectively. Melco Crown Gaming’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its subconcession agreement.

The effective tax rate for the six months ended June 30, 2011 and 2010 were positive rates of 0.09% and 0.33%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the six months ended June 30, 2011 and 2010, and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the six months ended June 30, 2011 and 2010.

An evaluation of the tax position for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

11.	INCOME TAX EXPENSE (CREDIT) - continued

The Group concluded that there was no significant uncertain tax position requiring recognition in the unaudited condensed consolidated financial statements for the six months ended June 30, 2011 and 2010 and there is no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of June 30, 2011, there was no interest and penalties related to uncertain tax positions being recognized in the unaudited condensed consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau, Hong Kong and the United States of America are 5 years, 6 years and 3 years, respectively.

12.	SHARE-BASED COMPENSATION

The Group has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the share incentive plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents are accounted for as nonvested shares).

The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years, which the Board of Directors of the Company has approved the removal of the maximum limit of 50,000,000 over the first five years and the shareholders of the Company approved this removal at the general meeting held in May 2009. As of June 30, 2011, 56,036,178 shares out of 100,000,000 shares remain available for the grant of share options or restricted shares.

The Group granted ordinary share options to certain personnel during the six months ended June 30, 2011 with the exercise price determined at the closing price on the date of grant. These ordinary share options became exercisable over a vesting period of three years. The ordinary share options granted expire 10 years after the date of grant.

The Group has also granted restricted shares to certain personnel during the six months ended June 30, 2011. These restricted shares have a vesting period of three years. The grant date fair value is determined with reference to the market closing price at date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

12.	SHARE-BASED COMPENSATION - continued

Share Options

A summary of share options activity under the share incentive plan as of June 30, 2011, and changes during the six months ended June 30, 2011 are presented below:

	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	20,453,493	$1.22
Granted	5,150,946	$2.52
Exercised	(3,439,650)	$1.03
Forfeited	(505,365)	$1.26
Expired	(39,492)	$5.06

Outstanding at June 30, 2011	21,619,932	$1.55	8.03	$58,726

Exercisable at June 30, 2011	6,229,069	$1.31	7.37	$18,489

A summary of share options vested and expected to vest at June 30, 2011 are presented below:

	Vested
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share
($1.01 - $5.06) (Note)	6,229,069	$1.31	7.37	$18,489

Note:	1,757,900 share options vested and 39,492 vested share options expired during the six months ended June 30, 2011.

	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share
($1.01 - $5.06)	15,390,863	$1.65	8.30	$40,237

The weighted-average fair value of share options granted (excludes options granted in the share option exchange program) during the six months ended June 30, 2011 were $1.67. 3,439,650 share options were exercised and proceeds amounted to $3,543 were recognized during the six months ended June 30, 2011. The total intrinsic value of share options exercised for the six months ended June 30, 2011 were $11,099.

As of June 30, 2011, there was $12,572 unrecognized compensation costs related to unvested share options and the costs were expected to be recognized over a weighted-average period of 2.41 years.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

12.	SHARE-BASED COMPENSATION - continued

Restricted Shares

A summary of the status of the share incentive plan’s restricted shares as of June 30, 2011, and changes during the six months ended June 30, 2011 are presented below:

	Number of Restricted Shares	Weighted- Average Grant Date Fair Value
Unvested at January 1, 2011	2,649,059	$1.31
Granted	2,908,383	2.52
Vested	(390,363)	1.08
Forfeited	(203,163)	1.75

Unvested at June 30, 2011	4,963,916	$2.02

The total fair values at date of grant of the restricted shares vested during the six months ended June 30, 2011 were $420.

As of June 30, 2011, there was $8,028 of unrecognized compensation costs related to restricted shares and the costs were expected to be recognized over a weighted-average period of 2.52 years.

The impact of share options and restricted shares for the six months ended June 30, 2011 and 2010 recognized in the unaudited condensed consolidated financial statements were as follows:

	Six Months Ended June 30,
	2011	2010
Share options	$2,557	$1,914
Restricted shares	1,299	589

Total share-based compensation expenses	$3,856	$2,503

13.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of June 30, 2011, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams totaling $9,132.

(b)	Lease Commitments and Other Arrangements

Operating Leases - As a lessee

The Group leases office space, Mocha Clubs sites and staff quarters under non-cancellable operating lease agreements that expire at various dates through December 2021. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor. During the six months ended June 30, 2011 and 2010, the Group incurred rental expenses amounting to $8,167 and $7,504, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

13.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements - continued

Operating Leases - As a lessee - continued

As of June 30, 2011, minimum lease payments under all non-cancellable leases were as follows:

Six months ending December 31, 2011	$6,974
Year ending December 31, 2012	8,745
Year ending December 31, 2013	6,122
Year ending December 31, 2014	4,075
Year ending December 31, 2015	2,779
Over 2015	7,103

$35,798

As grantor of operating and right to use arrangement

The Group entered into non-cancellable operating and right to use agreements for mall spaces in the City of Dreams site with various retailers that expire at various dates through July 2016. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the six months ended June 30, 2011 and 2010, the Group received contingent fees amounting to $7,963 and $6,063, respectively.

As of June 30, 2011, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Six months ending December 31, 2011	$5,733
Year ending December 31, 2012	11,295
Year ending December 31, 2013	10,604
Year ending December 31, 2014	9,835
Year ending December 31, 2015	5,568
Over 2015	1,581

$44,616

The total minimum future fees do not include the escalated contingent fee clauses.

(c)	Other Commitments

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Gaming to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Gaming has committed to the following:

i)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

13.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi)	Melco Crown Gaming must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession. A sum of 1.75% of the guarantee amount will be payable by Melco Crown Gaming quarterly to such bank.

As of June 30, 2011, the Group had other commitments contracted for but not provided in respect of shuttle buses and limousines services mainly for the operations of Altira Macau and City of Dreams totaling $2,476. Expenses for the shuttle buses and limousines services during the six months ended June 30, 2011 and 2010 amounted to $6,339 and $6,409, respectively.

As of June 30, 2011, the Group had other commitments contracted for but not provided in respect of cleaning, maintenance, consulting, marketing and other services mainly for the operations of Mocha Clubs, Altira Macau and City of Dreams totaling $9,913. Expenses for such services during the six months ended June 30, 2011 and 2010 amounted to $9,809 and $6,536, respectively.

As of June 30, 2011, the Group had other commitments contracted for but not provided in respect of trademark and memorabilia license fees for the operations of City of Dreams hotels and casino totaling $7,132. Expenses for the trademark and memorabilia license fees during the six months ended June 30, 2011 and 2010 amounted to $862 and $769, respectively.

As of June 30, 2011, the Group had other commitments contracted for but not provided in respect of fees for the operation of an entertainment show in City of Dreams, which commenced performance in September 2010, totaling $24,917. Fees for the operation of the entertainment show during the six months ended June 30, 2011 amounted to $4,044.

(d)	Contingencies

As of June 30, 2011, Melco Crown Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 13(c)(vi).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

13.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Contingencies - continued

As of June 30, 2011, the Group has entered into two deeds of guarantee with third parties amounted to $10,000 to guarantee certain payment obligations of the City of Dreams’ operations.

(e)	Litigation

As of June 30, 2011, the Company is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Group’s financial position or results of operations.

14.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2011 and 2010, the Group entered into the following significant related party transactions:

		Six Months Ended June 30,
		2011		2010
Related companies	Nature of transactions	Continuing	Discontinued (6)	Continuing	Discontinued (6)
Transactions with affiliated companies

Crown’s subsidiary	Consultancy fee recognized as expense (2)	$257	$—	$(37)	$—
	Management fees expense	—	—	—	2
	Office rental expense	—	—	—	3
	Service fee expense (3)	—	—	—	(24)
	Other service fee income (3)	22	—	12	(16)
	Rooms and food and beverage income	—	—	3	—

Lisboa Holdings Limited (1)	Office rental expense	746	—	553	—

Melco’s subsidiaries and its associated companies	Advertising and promotional expenses	7	—	—	—
	Consultancy fee recognized as expense	227	—	199	103
	Management fees expense	7	—	7	—
	Office rental expense	266	—	267	—
	Operating and office supplies expenses	2	—	—	105

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

14.	RELATED PARTY TRANSACTIONS - continued

		Six Months Ended June 30,
		2011		2010
Related companies	Nature of transactions	Continuing	Discontinued (6)	Continuing	Discontinued (6)
Transactions with affiliated companies-continued

Melco’s subsidiaries and its associated companies -continued	Purchase of property and equipment	171	—	—	1,206
	Repairs and maintenance expenses	—	—	—	236
	Service fee expense (4)	261	—	264	8
	Other service fee income	145	—	103	—
	Rooms and food and beverage income	18	—	4	8

Shun Tak Holdings Limited and its subsidiaries (referred to as “Shun Tak Group”) (1)	Office rental expense	62	—	95	—
	Operating and office supplies expenses	10	—	9	—
	Purchase of property and equipment	—	6	—	—
	Traveling expense recognized as expense (5)	1,243	—	1,500	—
	Rooms and food and beverage income	160	—	—	—

Sky Shuttle Helicopters Limited (1)	Traveling expense recognized as expense	993	—	654	—

Sociedade de Jogos de Macau S.A. (“SJM”) (1)	Office rental expense	—	—	—	79
	Traveling expense capitalized in construction in progress (5)	1	—	—	—
	Traveling expense recognized as expense (5)	313	—	—	—

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

14.	RELATED PARTY TRANSACTIONS - continued

		Six Months Ended June 30,
		2011		2010
Related companies	Nature of transactions	Continuing	Discontinued (6)	Continuing	Discontinued (6)
Transactions with affiliated companies-continued

Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”) and its subsidiaries (together with STDM referred to as “STDM Group”) (1)	Advertising and promotional expenses	39	—	39	—
	Office rental expense	130	—	130	—
	Traveling expense capitalized in construction in progress (5)	—	—	1	2
	Traveling expense recognized as expense (5)	80	17	89	298

Transactions with shareholders

Crown	Interest charges recognized as expense	—	50	—	31
	Other service fee income	4	—	—	—
	Rooms and food and beverage income	39	—	—	—

Melco	Interest charges recognized as expense	—	89	—	57
	Other service fee income	—	—	23	—
	Rooms and food and beverage income	$15	$—	$26	$—

Notes:

(1)	Companies in which a relative/relatives of Mr. Lawrence Ho has/have beneficial interests.
(2)	The negative amount including reversal of over-accrual of consultancy fee during the period.
(3)	The negative amounts including reversal of over-accrual of related expenses/income during the period.
(4)	The amounts mainly represents the Group’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(5)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(6)	In the opinion of Directors, the above transactions will be discontinued upon listing of the shares of the Company on The Stock Exchange of Hong Kong Limited.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

14.	RELATED PARTY TRANSACTIONS - continued

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income received or prepayment of operating expenses by the Group as of June 30, 2011 and December 31, 2010 are as follows:

	June 30, 2011	December 31, 2010
Crown’s subsidiary	$27	$—
Melco’s subsidiaries and its associated companies	1,690	1,464
Shun Tak Group	232	64

	$1,949	$1,528

The outstanding balances due from affiliated companies to the Group as of June 30, 2011 and December 31, 2010 are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses as of June 30, 2011 and December 31, 2010 are as follows:

	June 30, 2011	December 31, 2010
Crown’s subsidiary	$—	$99
Melco’s subsidiaries and its associated companies	310	134
Shun Tak Group	298	276
SJM	139	—
STDM Group	1	164

	$748	$673

The outstanding balances due to affiliated companies by the Group as of June 30, 2011 and December 31, 2010 are unsecured, non-interest bearing and repayable on demand.

(c)	Amounts Due To/Loans From Shareholders

Melco and Crown provided loans to the Group mainly used for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.

The outstanding loan balances due to Melco as of June 30, 2011 and December 31, 2010 amounted to HK$578,577,752 (approximately $74,367) are unsecured and interest bearing at 3-month HIBOR per annum. As of June 30, 2011, the loan balance due to Melco is repayable in May 2013, according to the extension agreements entered into during the period.

The amounts of $18 and $23 due to Melco by the Group as of June 30, 2011 and December 31, 2010, respectively, mainly related to interest payable on the outstanding loan balances, are unsecured, non-interest bearing and repayable on demand.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

14.	RELATED PARTY TRANSACTIONS - continued

(c)	Amounts Due To/Loans From Shareholders - continued

The outstanding loan balances due to Crown as of June 30, 2011 and December 31, 2010 amounted to HK$321,157,031 (approximately $41,280) are unsecured and interest bearing at 3-months HIBOR per annum. As of June 30, 2011, the loan balance due to Crown is repayable in May 2013, according to the extension agreements entered into during the period.

The amounts of $14 and $13 due to Crown by the Group as of June 30, 2011 and December 31, 2010, respectively, related to interest payable on the outstanding loan balances, are unsecured, non-interest bearing and repayable on demand.

The shareholders’ loans were converted into shares according to the loan capitalization agreement dated November 18, 2011, based on a conversion price, which is the one-third of volume weighted average price of the Company’s ADS over the period of the five NASDAQ trading days immediately preceding November 29, 2011, as each ADS represents three ordinary shares.

15.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.

Total Assets

	June 30, 2011	December 31, 2010
Mocha Clubs	$160,763	$145,173
Altira Macau	672,007	571,504
City of Dreams	3,063,087	3,202,692
Corporate and Others	1,659,154	965,071

Total consolidated assets	$5,555,011	$4,884,440

Capital Expenditures
	Six Months Ended June 30,
	2011	2010
Mocha Clubs	$—	$1,645
Altira Macau	3,462	480
City of Dreams	12,296	61,528
Corporate and Others	67	741

Total capital expenditures	$15,825	$64,394

For the six months ended June 30, 2011 and 2010, there was no single customer that contributed more than 10% of the total revenues.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

15.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations for the following periods is as follows:

	Six Months Ended June 30,
	2011	2010
NET REVENUES
Mocha Clubs	$66,142	$53,638
Altira Macau	576,952	427,846
City of Dreams	1,108,276	645,644
Corporate and Others	15,172	14,117

Total net revenues	$1,766,542	$1,141,245

ADJUSTED PROPERTY EBITDA (1)
Mocha Clubs	$21,389	$13,616
Altira Macau	114,132	58,501
City of Dreams	237,352	113,807

Total adjusted property EBITDA	372,873	185,924

OPERATING COSTS AND EXPENSES
Pre-opening costs	(1,285)	(6,982)
Development costs	(1,110)	—
Amortization of gaming subconcession	(28,619)	(28,619)
Amortization of land use rights	(9,763)	(9,760)
Depreciation and amortization	(128,136)	(113,733)
Share-based compensation	(3,856)	(2,503)
Property charges and others	(1,025)	34
Corporate and others expenses	(35,277)	(25,595)

Total operating costs and expenses	(209,071)	(187,158)

OPERATING INCOME (LOSS)	163,802	(1,234)

NON-OPERATING EXPENSES
Interest income	864	160
Interest expenses, net of capitalized interest	(54,860)	(36,926)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	(4,310)	—
Amortization of deferred financing costs	(8,220)	(6,944)
Loan commitment fees	(461)	4,324
Foreign exchange gain, net	191	17
Other income, net	2,064	1,041
Costs associated with debt modification	—	(3,156)
Loss on extinguishment of debt	(25,193)	—

Total non-operating expenses	(89,925)	(41,484)

INCOME (LOSS) BEFORE INCOME TAX	73,877	(42,718)
INCOME TAX (EXPENSE) CREDIT	(69)	143

NET INCOME (LOSS)	$73,808	$(42,575)

Note:

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses and other non-operating income and expenses. The chief operating decision maker used Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

16.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

In May 2010, MCE Finance (“Issuer”), a subsidiary of the Company (the “Parent”), issued the Senior Notes as disclosed in Note 8.

The Issuer and all subsidiary guarantors except Melco Crown Gaming are 100% directly or indirectly owned by the Parent guarantor. Certain Macau laws require companies limited by shares (sociedade anónima) incorporated in Macau to have a minimum of three shareholders, and all gaming concessionaires and subconcessionaires to be managed by a Macau permanent resident, the managing director, who must hold at least 10% of the share capital of the concessionaire or subconcessionaire. In accordance with such Macau laws, approximately 90% of the share capital of Melco Crown Gaming is indirectly owned by the Parent. While the Company complies with the Macau laws, Melco Crown Gaming is considered an indirectly 100% owned subsidiary of the Parent for purposes of the unaudited condensed consolidated financial statements of the Parent because the economic interest of the 10% holding of the managing director is limited to, in aggregate with other class A shareholders, MOP 1 on the winding up or liquidation of Melco Crown Gaming and to receive an aggregate annual dividend of MOP 1. The City of Dreams Project Facility and the gaming subconcession agreement significantly restrict the Parent’s, the Issuer’s and the subsidiary guarantors’ ability to obtain funds from each other guarantor subsidiary in the form of a dividend or loan.

Condensed consolidating financial statements for the Parent, Issuer, guarantor subsidiaries and non-guarantor subsidiaries as of June 30, 2011 and December 31, 2010, and for the six months ended June 30, 2011 and 2010 are presented in the following tables. Information has been presented such that investments in subsidiaries, if any, are accounted for under the equity method and the principal elimination entries eliminate the investments in subsidiaries and intercompany balances and transactions. Additionally, the guarantor and non-guarantor subsidiaries are presented on a combined basis.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

16.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING BALANCE SHEETS

June 30, 2011

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$349,493	$—	$635,073	$42,285	$—	$1,026,851
Restricted cash	—	—	12,499	—	—	12,499
Accounts receivable, net	—	—	241,413	—	—	241,413
Amounts due from affiliated companies	1,542	—	382	47	(22)	1,949
Intercompany receivables	81,018	7,932	44,167	165,703	(298,820)	—
Amount due from a shareholder	—	—	7	—	(7)	—
Inventories	—	—	14,192	—	—	14,192
Prepaid expenses and other current assets	3,331	—	14,990	2,552	—	20,873

Total current assets	435,384	7,932	962,723	210,587	(298,849)	1,317,777

PROPERTY AND EQUIPMENT, NET	—	—	2,551,956	10,940	—	2,562,896
GAMING SUBCONCESSION, NET	—	—	628,123	—	—	628,123
INTANGIBLE ASSETS, NET	—	—	4,220	—	—	4,220
GOODWILL	—	—	81,915	—	—	81,915
INVESTMENTS IN SUBSIDIARIES	2,827,966	2,347,939	4,058,120	6,301	(9,240,326)	—
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	373	—	73,399	518	—	74,290
RESTRICTED CASH	355,938	—	—	—	—	355,938
DEFERRED FINANCING COSTS	6,273	12,545	27,642	—	—	46,460
DEPOSIT FOR ACQUISITION OF SUBSIDIARES	—	—	—	65,000	—	65,000
LAND USE RIGHTS, NET	—	—	418,392	—	—	418,392

TOTAL	$3,625,934	$2,368,416	$8,806,490	$293,346	$(9,539,175)	$5,555,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$—	$—	$9,676	$—	$—	$9,676
Accrued expenses and other current liabilities	4,677	8,088	435,465	9,639	—	457,869
Income tax payable	23	—	—	1,254	—	1,277
Intercompany payables	181,498	27	92,460	24,835	(298,820)	—
Amounts due to affiliated companies	7	—	690	73	(22)	748
Amounts due to shareholders	39	—	—	—	(7)	32

Total current liabilities	186,244	8,115	538,291	35,801	(298,849)	469,602

LONG-TERM DEBT	709,216	592,796	1,014,729	—	—	2,316,741
OTHER LONG-TERM LIABILITIES	—	—	4,496	14	—	4,510
DEFERRED TAX LIABILITIES	—	—	17,241	84	—	17,325
ADVANCE FROM ULTIMATE HOLDING COMPANY	—	—	985,568	76,254	(1,061,822)	—
LOAN FROM INTERMEDIATE HOLDING COMPANY	—	—	579,596	—	(579,596)	—
LOANS FROM SHAREHOLDERS	115,647	—	—	—	—	115,647
LAND USE RIGHT PAYABLE	—	—	16,359	—	—	16,359

SHAREHOLDERS’ EQUITY

Total shareholders’ equity	2,614,827	1,767,505	5,650,210	181,193	(7,598,908)	2,614,827

TOTAL	$3,625,934	$2,368,416	$8,806,490	$293,346	$(9,539,175)	$5,555,011

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

16.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,198	$—	$410,767	$27,958	$—	$441,923
Restricted cash	—	—	167,286	—	—	167,286
Accounts receivable, net	—	—	259,521	—	—	259,521
Amounts due from affiliated companies	1,351	—	167	60	(50)	1,528
Intercompany receivables	77,682	8,099	32,198	174,481	(292,460)	—
Amount due from a shareholder	—	—	1	—	(1)	—
Income tax receivable	198	—	—	—	—	198
Inventories	—	—	14,990	—	—	14,990
Prepaid expenses and other current assets	4,722	9	9,048	1,247	—	15,026

Total current assets	87,151	8,108	893,978	203,746	(292,511)	900,472

PROPERTY AND EQUIPMENT, NET	—	—	2,660,069	11,826	—	2,671,895
GAMING SUBCONCESSION, NET	—	—	656,742	—	—	656,742
INTANGIBLE ASSETS, NET	—	—	4,220	—	—	4,220
GOODWILL	—	—	81,915	—	—	81,915
INVESTMENTS IN SUBSIDIARIES	2,734,880	2,254,958	4,058,120	6,301	(9,054,259)	—
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	641	—	94,470	518	—	95,629
DEFERRED TAX ASSETS	—	—	—	25	—	25
DEFERRED FINANCING COSTS	—	13,452	31,935	—	—	45,387
LAND USE RIGHTS, NET	—	—	428,155	—	—	428,155

TOTAL	$2,822,672	$2,276,518	$8,909,604	$222,416	$(9,346,770)	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$—	$—	$8,880	$—	$—	$8,880
Accrued expenses and other current liabilities	1,889	8,270	441,642	10,283	—	462,084
Income tax payable	—	—	—	934	—	934
Current portion of long-term debt	—	—	202,997	—	—	202,997
Intercompany payables	181,771	19	93,329	17,341	(292,460)	—
Amounts due to affiliated companies	137	—	510	76	(50)	673
Amounts due to shareholders	37	—	—	—	(1)	36

Total current liabilities	183,834	8,289	747,358	28,634	(292,511)	675,604

LONG-TERM DEBT	—	592,443	928,808	—	—	1,521,251
OTHER LONG-TERM LIABILITIES	—	—	6,476	20	—	6,496
DEFERRED TAX LIABILITIES	—	—	17,818	192	—	18,010
ADVANCE FROM ULTIMATE HOLDING COMPANY	—	—	1,047,648	11,254	(1,058,902)	—
LOAN FROM INTERMEDIATE HOLDING COMPANY	—	—	578,617	—	(578,617)	—
LOANS FROM SHAREHOLDERS	115,647	—	—	—	—	115,647
LAND USE RIGHT PAYABLE	—	—	24,241	—	—	24,241

SHAREHOLDERS’ EQUITY

Total shareholders’ equity	2,523,191	1,675,786	5,558,638	182,316	(7,416,740)	2,523,191

TOTAL	$2,822,672	$2,276,518	$8,909,604	$222,416	$(9,346,770)	$4,884,440

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

16.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the six months ended June 30, 2011

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$1,692,361	$—	$—	$1,692,361
Rooms	—	—	50,551	—	(1,228)	49,323
Food and beverage	—	—	32,108	—	(2,779)	29,329
Entertainment, retail and others	—	—	48,249	22	(7,092)	41,179

Gross revenues	—	—	1,823,269	22	(11,099)	1,812,192
Less: promotional allowances	—	—	(45,650)	—	—	(45,650)

Net revenues	—	—	1,777,619	22	(11,099)	1,766,542

OPERATING COSTS AND EXPENSES
Casino	—	—	(1,275,217)	—	1,454	(1,273,763)
Rooms	—	—	(9,241)	—	217	(9,024)
Food and beverage	—	—	(16,789)	—	246	(16,543)
Entertainment, retail and others	—	—	(35,908)	—	6,750	(29,158)
General and administrative	(10,163)	(165)	(104,275)	(31,551)	41,840	(104,314)
Pre-opening costs	—	—	(1,289)	—	4	(1,285)
Development costs	—	—	—	(1,110)	—	(1,110)
Amortization of gaming subconcession	—	—	(28,619)	—	—	(28,619)
Amortization of land use rights	—	—	(9,763)	—	—	(9,763)
Depreciation and amortization	—	—	(127,231)	(905)	—	(128,136)
Property charges and others	(1,000)	—	(25)	—	—	(1,025)

Total operating costs and expenses	(11,163)	(165)	(1,608,357)	(33,566)	50,511	(1,602,740)

OPERATING (LOSS) INCOME	(11,163)	(165)	169,262	(33,544)	39,412	163,802

NON-OPERATING INCOME (EXPENSES)
Interest (expenses) income, net	(2,360)	627	(52,278)	15	—	(53,996)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)	—	—	(4,310)
Other finance costs	(571)	(907)	(7,203)	—	—	(8,681)
Foreign exchange (loss) gain, net	(22)	(3)	296	(80)	—	191
Other income, net	8,533	165	—	32,778	(39,412)	2,064
Loss on extinguishment of debt	—	—	(25,193)	—	—	(25,193)
Share of results of subsidiaries	79,741	81,581	—	—	(161,322)	—

Total non-operating income (expenses)	85,321	81,463	(88,688)	32,713	(200,734)	(89,925)

INCOME (LOSS) BEFORE INCOME TAX	74,158	81,298	80,574	(831)	(161,322)	73,877
INCOME TAX (EXPENSES) CREDIT	(350)	—	577	(296)	—	(69)

NET INCOME (LOSS)	$73,808	$81,298	$81,151	$(1,127)	$(161,322)	$73,808

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

16.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the six months ended June 30, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$1,104,839	$—	$—	$1,104,839
Rooms	—	—	40,425	—	(1,090)	39,335
Food and beverage	—	—	28,628	—	(1,222)	27,406
Entertainment, retail and others	—	—	10,589	173	(1)	10,761

Gross revenues	—	—	1,184,481	173	(2,313)	1,182,341
Less: promotional allowances	—	—	(41,096)	—	—	(41,096)

Net revenues	—	—	1,143,385	173	(2,313)	1,141,245

OPERATING COSTS AND EXPENSES
Casino	—	—	(865,841)	—	11	(865,830)
Rooms	—	—	(6,986)	—	219	(6,767)
Food and beverage	—	—	(15,472)	—	142	(15,330)
Entertainment, retail and others	—	—	(4,145)	—	2	(4,143)
General and administrative	(6,402)	(3)	(93,065)	(21,077)	29,198	(91,349)
Pre-opening costs	—	—	(6,987)	—	5	(6,982)
Amortization of gaming subconcession	—	—	(28,619)	—	—	(28,619)
Amortization of land use rights	—	—	(9,760)	—	—	(9,760)
Depreciation and amortization	—	—	(112,779)	(954)	—	(113,733)
Property charges and others	—	—	34	—	—	34

Total operating costs and expenses	(6,402)	(3)	(1,143,620)	(22,031)	29,577	(1,142,479)

OPERATING LOSS	(6,402)	(3)	(235)	(21,858)	27,264	(1,234)

NON-OPERATING (EXPENSES) INCOME
Interest (expenses) income, net	(83)	143	(36,833)	7	—	(36,766)
Other finance costs	—	(221)	(2,399)	—	—	(2,620)
Foreign exchange gain (loss), net	5	(176)	383	(195)	—	17
Other income, net	5,232	25	635	22,413	(27,264)	1,041
Costs associated with debt modification	—	—	(3,156)	—	—	(3,156)
Share of results of subsidiaries	(41,122)	(40,825)	—	—	81,947	—

Total non-operating (expenses) income	(35,968)	(41,054)	(41,370)	22,225	54,683	(41,484)

(LOSS) INCOME BEFORE INCOME TAX	(42,370)	(41,057)	(41,605)	367	81,947	(42,718)
INCOME TAX (EXPENSES) CREDIT	(205)	—	511	(163)	—	143

NET (LOSS) INCOME	$(42,575)	$(41,057)	$(41,094)	$204	$81,947	$(42,575)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

16.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2011

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$1,795	$166	$307,942	$10,917	$—	$320,820

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(2,918)	—	—	—	2,918	—
Amounts due from subsidiaries	(3,336)	—	—	—	3,336	—
Acquisition of property and equipment	—	—	(22,835)	(29)	—	(22,864)
Deposits for acquisition of property and equipment	—	—	(1,893)	—	—	(1,893)
Deposit for acquisition of subsidiaries	—	—	—	(65,000)	—	(65,000)
Changes in restricted cash	(353,278)	—	154,787	—	—	(198,491)
Payment for land use right	—	—	(7,582)	—	—	(7,582)
Proceeds from sale of property and equipment	—	—	113	—	—	113

Net cash (used in) provided by investing activities	(359,532)	—	122,590	(65,029)	6,254	(295,717)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(6,723)	(166)	(27,139)	—	—	(34,028)
Advance from ultimate holding company	—	—	(62,080)	64,998	(2,918)	—
Amount due to ultimate holding company	—	—	69	3,267	(3,336)	—
Proceeds from exercise of share options	4,199	—	—	—	—	4,199
Proceeds from long-term debt	706,556	—	—	—	—	706,556
Principal payments on long-term debt	—	—	(117,076)	—	—	(117,076)

Net cash provided by (used in) financing activities	704,032	(166)	(206,226)	68,265	(6,254)	559,651

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	—	—	—	174	—	174

NET INCREASE IN CASH AND CASH EQUIVALENTS	346,295	—	224,306	14,327	—	584,928

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,198	—	410,767	27,958	—	441,923

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$349,493	$—	$635,073	$42,285	$—	$1,026,851

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

16.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$11,789	$(1,553)	$54,737	$8,366	$—	$73,339

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(22,734)	(577,796)	—	—	600,530	—
Amounts due from subsidiaries	(10,230)	—	—	—	10,230	—
Acquisition of property and equipment	—	—	(118,261)	(592)	—	(118,853)
Deposits for acquisition of property and equipment	—	—	(835)	—	—	(835)
Payment of entertainment production costs	—	—	(17,157)	—	—	(17,157)
Changes in restricted cash	—	—	38,811	3,024	—	41,835
Payment for land use right	—	—	(22,462)	—	—	(22,462)
Proceeds from sale of property and equipment	—	—	1	—	—	1

Net cash (used in) provided by investing activities	(32,964)	(577,796)	(119,903)	2,432	610,760	(117,471)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	(12,676)	(8,518)	—	—	(21,194)
Advance from ultimate holding company	—	—	22,734	—	(22,734)	—
Amount due to ultimate holding company	—	(1)	121	10,110	(10,230)	—
Loan from intermediate holding company	—	—	577,796	—	(577,796)	—
Proceeds from long-term debt	—	592,026	—	—	—	592,026
Principal payments on long-term debt	—	—	(444,066)	—	—	(444,066)

Net cash provided by financing activities	—	579,349	148,067	10,110	(610,760)	126,766

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(21,175)	—	82,901	20,908	—	82,634
CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	34,358	—	177,057	1,183	—	212,598

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$13,183	$—	$259,958	$22,091	$—	$295,232

Note
(1)	The Guarantor subsidiaries column includes financial information of Melco Crown Gaming which is not 100% owned by the Parent.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

17.	SUBSEQUENT EVENTS

(a)	On July 27, 2011, the Group completed the acquisition of 60% equity interest in Cyber One Group at which time the Group acquired the assets and liabilities of the Studio City Project. Cyber One Group did not have any operation and revenue during the six months ended June 30, 2011. The Group principally acquired a parcel of land and related construction in progress through the acquisition of Cyber One Group and this transaction was accounted for as acquisition of assets and liabilities. Details of net assets of Cyber One Group acquired are summarized below:

Net assets acquired:
Cash and cash equivalents	$35,818
Prepaid expenses and other current assets	72
Deposits	432
Land use right, net	546,570
Construction in progress	139,201
Accrued expenses and other current liabilities	(10,939)
Land use right payable	(47,020)
Deferred tax liabilities	(54,985)
Noncontrolling interests	(237,309)

Net assets	$371,840

Total consideration satisfied by:

Cash paid	$310,000
Payables for acquisition of assets and liabilities	45,964

355,964
Agency fee paid for acquisition of assets and liabilities	15,876

$371,840

(b)	As disclosed in Note 14, the shareholders’ loans were converted into shares according to respective loan capitalization agreement.

******

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

ITEM 9. EXHIBITS.

Exhibit Number	Description of Exhibit

1.1†	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association of the Registrant

4.1	Specimen American Depositary Receipt of the Registrant (included in Exhibit 4.3)

4.2**	Specimen Stock Certificate of the Registrant

4.3***	Amended and Restated Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder

5.1	Opinion of Walkers regarding the validity of the ordinary shares

8.1	Opinion of Walkers regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of Shearman & Sterling regarding certain U.S. tax matters

8.3	Opinion of Manuela António — Lawyers and Notaries regarding certain Macau tax matters

23.1	Consent of Deloitte Touche Tohmatsu

23.2	Consent of Walkers (included in Exhibit 5.1)

23.3	Consent of Shearman & Sterling (included in Exhibit 8.2)

23.4	Consent of Manuela António — Lawyers and Notaries (included in Exhibit 8.3)

24.1	Powers of Attorney (included as part of signature page)

†	To be filed if necessary, by amendment or as an exhibit to be incorporated by reference in the prospectus forming part of this registration statement.

**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-139088), filed with the SEC on December 1, 2006

***	Previously filed with the Registrant’s registration statement on Form F-6 (File No. 333-139159), filed with the SEC on November 29, 2011

ITEM 10. UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 will be governed by the final adjudication of such issue.

(i)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on November 29, 2011.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Lawrence Yau Lung Ho
	Name:	Lawrence Yau Lung Ho
	Title:	Co-Chairman, Chief Executive Officer and Executive Director

Powers of Attorney

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Leanne Palmer and Geoffrey Davis, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign, execute and deliver with the Securities and Exchange Commission under the Securities Act of 1933, as amended (i) any and all amendments, including post-effective amendments, and supplements to this registration statement on Form F-3, (ii) any registration statement relating to this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, (iii) any exhibits to any such registration statement, amendments, supplements or (iv) any and all applications and other documents in connection with any such registration statement amendments, or supplements, and generally to do all things and perform any and all acts and things whatsoever requisite and necessary or desirable to enable Melco Crown Entertainment Limited to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities set forth below on November 29, 2011.

EXECUTED AS A DEED for and on behalf of MELCO CROWN ENTERATINMENT LIMITED by:

Signature	Title(s)

/s/ Lawrence Yau Lung Ho Name: Lawrence Yau Lung Ho	Co-Chairman, Chief Executive Officer and Executive Director (principal executive officer)

/s/ James Douglas Packer Name: James Douglas Packer	Co-Chairman and non-executive Director

/s/ Geoffrey Stuart Davis Name: Geoffrey Stuart Davis	Chief Financial Officer (principal financial and accounting officer)

/s/ John Peter Ben Wang Name: John Peter Ben Wang	Non-executive Director

/s/ Yuk Man Chung Name: Yuk Man Chung	Non-executive Director

/s/ William Todd Nisbet Name: William Todd Nisbet	Non-executive Director

/s/ Rowen Bruce Craigie Name: Rowen Bruce Craigie	Non-executive Director

/s/ James Andrew Charles MacKenzie Name: James Andrew Charles MacKenzie	Independent Non-executive Director

/s/ Thomas Jefferson Wu Name: Thomas Jefferson Wu	Independent Non-executive Director

/s/ Yiu Wa Alec Tsui Name: Yiu Wa Alec Tsui	Independent Non-executive Director

/s/ Robert Wason Mactier Name: Robert Wason Mactier	Independent Non-executive Director

Signature of authorized representative in the United States

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Melco Crown Entertainment Limited, has signed this registration statement in Newark, Delaware, on November 29, 2011.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director, Puglisi & Associates

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1†	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association of the Registrant

4.1	Specimen American Depositary Receipt of the Registrant (included in Exhibit 4.3)

4.2**	Specimen Stock Certificate of the Registrant

4.3***	Amended and Restated Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder

5.1	Opinion of Walkers regarding the validity of the ordinary shares

8.1	Opinion of Walkers regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of Shearman & Sterling regarding certain U.S. tax matters

8.3	Opinion of Manuela António — Lawyers and Notaries regarding certain Macau tax matters

23.1	Consent of Deloitte Touche Tohmatsu

23.2	Consent of Walkers (included in Exhibit 5.1)

23.3	Consent of Shearman & Sterling (included in Exhibit 8.2)

23.4	Consent of Manuela António — Lawyers and Notaries (included in Exhibit 8.3)

24.1	Powers of Attorney (included as part of signature page)

†	To be filed if necessary, by amendment or as an exhibit to be incorporated by reference in the prospectus forming part of this registration statement.
**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-139088), filed with the SEC on December 1, 2006
***	Previously filed with the Registrant’s registration statement on Form F-6 (File No. 333-139159), filed with the SEC on November 29, 2011